Form 10KSB, Exhibit 13
period 1997-06-30
SOUTHERN BANC CO INC
filed 1997-09-29
CIK 946453

                                  EXHIBIT 13


                           PORTIONS OF ANNUAL REPORT

                            MARKET FOR COMMON STOCK
                        AND RELATED STOCKHOLDER MATTERS

     The Company's common stock began trading on the American Stock Exchange on October 5, 1995, under the symbol "SRN." At June 30, 1997, there were 1,230,313 shares of the common stock outstanding and approximately 335 stockholders of record.

     The payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors of the Company. The Board of Directors has adopted a policy of paying quarterly cash dividends on the Common Stock. In addition, from time to time, the Board of Directors may determine to pay special cash dividends in addition to, or in lieu of, regular cash dividends. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital and financial condition of the Company and the Association, thrift industry trends and general economic conditions justify the payment of dividends, and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future.

     The following table sets forth information as to high and low sales prices of the Company's common stock and cash dividends per share of common stock for the calendar quarters indicated.

                                                  Price Per Share               Dividends Per Share
                                           ---------------------------       --------------------------
                                            High                   Low       Regular           Special
                                           -----                   ---       -------           -------
Fiscal 1996
  Second Quarter                           $13.125              $12.000       $.0875            $   --
  Third Quarter                            $12.875              $11.250       $.0875            $.1750
  Fourth Quarter                           $13.375              $11.500       $.0875            $   --

Fiscal 1997
  First Quarter                            $13.500              $12.000       $.0875            $.1750
  Second Quarter                           $13.750              $12.250       $.0875            $   --
  Third Quarter                            $14.625              $13.250       $.0875            $   --
  Fourth Quarter                           $15.500              $14.250       $.0875            $   --

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The principal business of the Association consists of accepting deposits from the general public through its main and branch offices and investing those funds in loans secured by one- to four-family residential properties located in the Association's primary market area. Due to the limited demand for one- to four-family mortgage loans in the Association's market area, the Association maintains a substantial portfolio of investment and mortgage-backed securities and originates a limited amount of consumer loans. The Association's mortgage-backed securities are all guaranteed as to principal and interest by GNMA, FHLMC or FNMA. The Association's securities portfolio consist primarily of U.S. Treasury notes and government agency securities, including agency notes. See "Business of the Association -- Investment Activities" for a description of these investments. The Association maintains a substantial amount in interest-bearing deposits in other banks, which consists primarily of an interest-bearing account with the FHLB of Atlanta. Although the Association has originated a limited amount of commercial real estate loans in the past, the Association is not currently seeking such loans.

     The Association's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans, mortgage-backed securities and securities portfolio and interest paid on customers' deposits. The Association's net income is also affected by the level of non-interest income, such as service charges on customers' deposit accounts, net gains or losses on the sale of securities and other fees. In addition, net income is affected by the level of non-interest expense primarily consisting of compensation and employee benefit expense, SAIF deposit insurance premiums and other expenses.

     The operations of the Association and the thrift industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by demand for and supply of housing and competition among lenders and the level of interest rates in the Association's market area. The Association's deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Association's market area.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1997 AND JUNE 30, 1996

     Total assets decreased $1.6 million or 1.5% from $107.0 million at June 30, 1996 to $105.4 million at June 30, 1997. The decrease in total assets was primarily attributable to the repurchase of 151,700 shares of the Company's common stock. During the period ended June 30, 1997, net loans increased $3.0 million and securities available for sale increased $4.1 million. Interest-bearing deposits in other banks increased by $1.1 million during the period ended June 30, 1997.

     During the period ended June 30, 1997, mortgage-backed securities, held to maturity decreased by $7.9 million. Securities held to maturity decreased by $777,000 during the period ended June 30, 1997. This decrease was attributable to repayments and maturities.

     Prepaid expenses and other assets decreased $1.2 million from $1.9 million at June 30, 1996 to $654,000 at June 30, 1997. The decrease was primarily attributable to the reclassification as a receivable of two matured securities which totaled approximately $1.5 million on June 30, 1996.

     Total deposits increased $912,000 or 1.06% from $85.8 million at June 30, 1996 to $86.8 million at June 30, 1997. The increase in total deposits was from competitive pricing of the Association's deposits.

     Total equity decreased $2.2 million or 10.94% from $20.1 million at June 30, 1996 to $17.9 million at June 30, 1997. This decrease was primarily attributable to the repurchase of 151,700 shares of the Company's common stock.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 1997 AND 1996

     The Association reported net income for the fiscal years ended June 30, 1997 and 1996 of $142,631 and $575,073, respectively. The decrease in the net income during the year was primarily attributable to the recognition of the one-time special assessment of approximately $591,000 by the FDIC, offset in part by a $214,000 reduction in income tax expense.

     Net Interest Income. Net interest income decreased $43,000 or 1.42% for the fiscal year ended June 30, 1997. This decrease was primarily attributable to a decrease in total interest income of $188,000 which resulted primarily from volume decreases in securities held to maturity. This decrease was partially offset by a decrease in interest paid on deposits of $145,000.

     Provision for Loan Losses. No provision for loan losses was deemed necessary in either of the fiscal years ended June 30, 1997 or 1996. The allowance for loan losses is based on management's evaluation of possible loan losses inherent in the Association's loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

     Non-interest Income. Non-interest income increased $14,000 or 18.59%. This increase was primarily attributable to an increase in customer service fees.

     Non-interest Expense. Non-interest expense increased $618,000 or 27.70% for the fiscal year ended June 30, 1997 from $2.2 million to $2.8 million at June 30, 1996 and 1997, respectively. This increase was primarily attributable to the recognition of the one-time special assessment by the FDIC in the amount of $591,000. Salaries and employee benefits increased $102,000 or 7.68% for the fiscal year ended June 30, 1997 compared with the fiscal year ended June 30, 1996. This increase is primarily attributable to the expenses related to the establishment of certain employee benefit plans, subsequent to the conversion. Other operating expenses increased $29,000 or 5.06% for the fiscal year ended June 30, 1997. This increase was primarily attributable to operating expenses relating to the operation of the holding company and professional fees associated with back-office operational improvements.

     Provision for Income Taxes. During the fiscal year ended June 30, 1997, the provision for income taxes decreased $214,000 or 72.96%. This decrease was primarily attributable to reduced income related to the recognition of the one-time special assessment by the FDIC in the amount of $591,000. As a result, income before income taxes decreased $647,000 or 74.44%.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 1996 AND 1995

     The Association reported net income for the years ended June 30, 1996 and 1995 of $575,073 and $158,634, respectively. The $416,000 increase was primarily attributable to the net loss of $723,000 recognized on the sale of securities available for sale during the year ended June 30, 1995.

     Net Interest Income. Net interest income increased $267,000 or 9.69% from $2.8 million at June 30, 1995 to $3.0 million at June 30, 1996. This increase was attributable to an increase in total interest income of $686,000 which resulted primarily from volume increases in loan and mortgage-backed securities from the investment of stock conversion proceeds. This increase was partially offset by an increase in interest paid on deposits of $419,000.

     Provision for Loan Losses. During the period ended June 30, 1996, the Association made no provisions for loan losses. The allowance for loan losses is maintained at a level believed adequate to absorb losses inherent in the Association's loan portfolio. Management's determination of the allowance is based on an evaluation of the loan portfolio's past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

     Non-interest Income. Non-interest income increased $715,000 or 112.14%. This increase was primarily attributable to a loss of $723,000 on the sale of securities during fiscal 1995.

     Non-interest Expense. Non-interest expense increased $388,000 or 21.02% from $1.8 million at June 30, 1995 to $2.2 million at June 30, 1996. The increase in non-interest expense was primarily attributable to an increase of $247,000 in salaries and employee benefits relating to the establishment of the employee benefit plans. Other expenses increased $120,000 during the period ended June 30, 1996. This increase was primarily attributable to increases in professional fees resulting from the increased reporting and compliance responsibilities of a public company.

     Provision for Income Taxes. During the period ended June 30, 1996, the provision for income taxes increased $218,000. This increase was primarily attributable to an increase in income before taxes of $635,000.

ASSET/LIABILITY MANAGEMENT

     Net interest income, the primary component of the Association's net income, is determined by the difference or "spread" between the yield earned on the Association's interest-earning assets and the rates paid on its interest-bearing liabilities and the relative amounts of such assets and liabilities. Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity on both the interest-earning assets and interest-bearing liabilities. The matching of the Association's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Association's assets mature or reprice more quickly or to a greater extent than its liabilities, the Association's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Association's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Association's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Association's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing the following strategies:
(i) the Association has historically maintained substantial liquidity and capital levels to sustain unfavorable movements in market interest rates; and
(ii) in order to minimize the adverse effect of interest rate risk on future operations, the Association purchases adjustable- and fixed-rate securities with maturities of primarily one to five years and originates limited amounts of shorter term consumer loans.

     Historically, the Association measured its interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, the OTS now requires the Association to measure its interest rate risk by computing estimated changes in the net present value of its cash flows from assets, liabilities and off-balance sheet items ("NPV") in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Association's NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. The Association's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the Association's estimated NPV of 25%, 50%, 77% and 93% and 25%, 35%, 50% and 50% in the event of 1%, 2%, 3% and 4% increases and decreases in market interest rates, respectively. At June 30, 1997, based on the most recent information provided by the OTS, it was estimated that the Association's NPV could decrease 12%, 24%, 37% and 49% in the event of 1%, 2%, 3% and 4% increases in market interest rates, and no decreases were estimated in the event of equivalent decreases in market interest rates. These calculations indicate that the Association's net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Association's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Association's interest-bearing liabilities would be expected to mature or reprice more quickly than the Association's interest-earning assets.

     While management cannot predict future interest rates or their effects on the Association's NPV or net interest income, management does not expect current interest rates to have a material adverse effect on the Association's NPV or net interest income in the future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. Finally, virtually all of the adjustable rate loans in the Association's portfolio contain conditions which restrict the periodic change in interest rate.

     The Association's Board of Directors is responsible for reviewing the Association's asset and liability policies. On at least a quarterly basis, the Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Association's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Association's asset and liability goals and strategies. Management expects that the Association's asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Average Balance, Interest and Average Yields and Rates

     The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods indicated.

     The table also presents information for the periods indicated and at June 30, 1997 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.


                              Year Ended June 30,
                                                ---------------------------------------------------------------
                                                              1997                           1996
                                                -------------------------------- ------------------------------
                                                                      Average                           Average
                                                 Average               Yield/    Average                Yield/
                                                 Balance    Interest    Cost     Balance     Interest    Cost
                                                 -------    --------   ------    -------     --------   ------
                                                                     (Dollars in thousands)
Interest-earning assets:
  Loans receivable.........................     $ 34,149    $  2,734    8.01%   $ 30,183     $  2,467     8.17%
  Securities...............................       14,365       1,019    7.09      20,681        1,314     6.35
  Mortgage-backed securities...............       47,748       3,473    7.27      47,779        3,500     7.33
  Other interest-earning assets............        7,518         287    3.82       6,436          420     6.53
                                                   -----         ---               -----          ---
    Total interest-earning assets..........      103,780       7,513    7.24     105,079        7,701     7.33
Non-interest-earning assets................        1,751                           3,083
                                                   -----                           -----
    Total assets...........................     $105,531                        $108,162
                                                ========                        ========

Interest-bearing liabilities:
  Deposits.................................     $ 86,743       4,534    5.23    $ 88,785        4,679     5.27
                                                --------       -----            --------        -----
     Total interest-bearing liabilities....       86,743       4,534    5.23      88,785        4,679     5.27
                                                               -----                            -----
Non-interest-bearing liabilities...........        1,286                           1,886
                                                   -----                          ------
    Total liabilities......................       88,029                          90,671
Equity.....................................       17,502                          17,491
                                                  ------                          ------
    Total liabilities and equity...........     $105,531                        $108,162
                                                ========                        ========
Net interest income........................                 $  2,979                         $  3,022
                                                            ========                         ========
Interest rate spread.......................                             2.01%                             2.06%
                                                                        ====                            ======
Net interest margin........................                             2.87%                             2.88%
                                                                        ====                            ======
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities..............................                           119.64%                           118.35%
                                                                      ======                            ======

                                                         Year Ended June 30,
                                                   --------------------------------
                                                                 1995
                                                   --------------------------------
                                                                           Average
                                                    Average                 Yield/
                                                    Balance     Interest    Cost
                                                    -------     --------   ------
                                                        (Dollars in thousands)
Interest-earning assets:
  Loans receivable.........................        $ 25,582      $ 2,111     8.25%
  Securities...............................          18,426        1,219     6.62
  Mortgage-backed securities...............          45,290        3,167     6.99
  Other interest-earning assets............           6,901          519     7.52
                                                      -----          ---
    Total interest-earning assets..........          96,199        7,016     7.29
Non-interest-earning assets................           3,604
                                                      -----
    Total assets...........................        $ 99,803
                                                   ========

Interest-bearing liabilities:
  Deposits.................................        $ 89,153        4,261     4.78
                                                   --------        -----
     Total interest-bearing liabilities....          89,153        4,261     4.78
                                                                   -----
Non-interest-bearing liabilities                      1,396
                                                      -----
    Total liabilities......................          90,549
Equity.....................................           9,254
                                                      -----
    Total liabilities and equity...........        $ 99,803
                                                   ========
Net interest income........................                      $ 2,755
                                                                 =======
Interest rate spread.......................                                  2.51%
                                                                           ======
Net interest margin........................                                  2.86%
                                                                           ======
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities..............................                                107.90%
                                                                           ======

Rate/Volume Analysis

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate) and (ii) changes in rates (change in rate multiplied by old volume).


                                                                       Year Ended June 30,
                                               -----------------------------------------------------------------
                                                   1997      vs.        1996        1996       vs.        1995
                                               --------------------------------   ------------------------------
                                                       Increase (Decrease)              Increase (Decrease)
                                                           Due to                             Due to
                                               --------------------------------   ------------------------------
                                               Rate        Volume      Total      Rate        Volume      Total
                                               ----        ------      -----      ----        ------      -----
                                                                         (In thousands)
Interest income:
  Loans...................................... $   (57)     $  324      $   267     $  (20)    $   376      $  356
  Investment securities......................     106        (401)        (295)       (45)        140          95
  Mortgage-backed securities.................     (25)         (2)         (27)       155         178         333
  Other interest-earning assets..............    (204)         71         (133)       (66)        (33)        (99)
                                                 ----         ---         ----        ---         ---         ---
    Total interest-earning assets............    (179)         (9)        (188)        24         661         685
                                                 ----         ---         ----         --         ---         ---

Interest expense:
  Deposits...................................     (37)       (108)        (145)       436         (18)        418
                                                  ---       -----         ----        ---         ---         ---
    Total interest-bearing liabilities.......     (37)       (108)        (145)       436         (18)        418
                                                  ---       -----         ----        ---         ---         ---

Change in net interest income................ $  (216)     $ (117)     $  (333)    $ (412)    $   679      $  267
                                              =======      ======      =======     ======     =======      ======

Liquidity and Capital Resources

     The Association continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 1997 the Association had approximately $5.8 million in cash on hand and interest-bearing deposits in other banks which represented 5.51% of total assets. At June 30, 1997, the Association's level of liquid assets, as measured for regulatory compliance purposes was 25.88%, or $18.7 million, in excess of the minimum liquidity requirement of 5%.

     At June 30, 1997 the Association had $14.9 million of total equity or 14.1% of total assets. The Association continues to exceed its regulatory capital requirement ratios at June 30, 1997. Tangible capital and core capital were $14.8 million, which represented 14.0% of adjusted total assets and risk-based capital was $14.9 million which represented 60.7% of total risk-weighted assets at June 30, 1997. Such amounts exceeded the minimum required ratios of 1.5%, 3.0% and 8.0%, respectively by 12.5%, 11.0% and 52.7%, respectively. At June 30, 1997, the Association continued to meet the definition of a "well-capitalized" institution the highest of the five categories under the FDICIA prompt corrective action standards.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Southern Banc Company, Inc.:


We have audited the accompanying consolidated statements of financial condition of THE SOUTHERN BANC COMPANY, INC. (a Delaware corporation) AND SUBSIDIARY as of June 30, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and Subsidiary as of June 30, 1997 and 1996 and the results of their operations and cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


                                                         /s/ Arthur Andersen LLP

Birmingham, Alabama
July 25, 1997

                         THE SOUTHERN BANC COMPANY, INC.


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             JUNE 30, 1997 AND 1996

                        ASSETS                                                  1997                1996
------------------------------------------------------------                ------------       ------------
CASH AND EQUIVALENTS:
    Cash on hand and in other banks                                         $  1,074,824       $    934,559
    Interest-bearing deposits in other banks                                   4,732,376          3,599,989
                                                                            ------------       ------------
                                                                               5,807,200          4,534,548
                                                                            ------------       ------------

SECURITIES AVAILABLE FOR SALE                                                 17,621,290         13,503,758

SECURITIES HELD TO MATURITY (fair values
    of $44,249,863 and $52,858,417, respectively)                             44,157,426         52,821,191

LOANS RECEIVABLE, net                                                         36,180,396         33,144,955

PREMISES AND EQUIPMENT, net                                                      266,737            279,088

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE                                        746,900            856,381

PREPAID EXPENSES AND OTHER ASSETS                                                653,577          1,888,891
                                                                            ------------       ------------
              Total assets                                                  $105,433,526       $107,028,812
                                                                            ============       ============

             LIABILITIES AND STOCKHOLDERS' EQUITY                               1997                1996
------------------------------------------------------------                ------------       ------------
DEPOSITS                                                                    $ 86,758,713       $ 85,846,600

OTHER LIABILITIES:
    Accrued interest payable                                                      45,029             59,165
    Advance payments by borrowers for
       taxes and insurance                                                        74,029             99,816
    Taxes payable                                                                506,814            136,924
    Other                                                                        117,755            751,552
                                                                            ------------       ------------
              Total liabilities                                               87,502,340         86,894,057
                                                                            ------------       ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Preferred stock, par value $.01 per share; 500,000
       shares authorized; shares issued and outstanding--none                          0                  0

    Common stock, par value $.01 per share; 3,500,000 shares
       authorized; 1,454,750 shares issued                                        14,548             14,548

    Additional paid-in capital                                                13,642,623         13,572,806
    Retained earnings                                                          9,253,350          9,701,971
    Unearned compensation                                                     (1,917,094)        (2,117,393)
    Treasury stock at cost, 224,437 and 72,737 shares in 1997
       and 1996, respectively                                                 (3,000,128)          (957,590)
    Unrealized loss on securities available
       for sale, net                                                             (62,113)           (79,587)
                                                                            ------------       ------------
              Total stockholders' equity                                      17,931,186         20,134,755
                                                                            ------------       ------------
              Total liabilities and stockholders' equity                    $105,433,526       $107,028,812
                                                                            ============       ============

 The accompanying notes are an integral part of these consolidated statements.

                         THE SOUTHERN BANC COMPANY, INC.


                        CONSOLIDATED STATEMENTS OF INCOME

                FOR THE YEARS ENDED JUNE 30, 1997, 1996, AND 1995


                                                                            1997            1996           1995
                                                                         ----------      ----------     ----------
INTEREST INCOME:
    Interest and fees on loans                                           $2,734,183      $2,466,817     $2,110,821
    Interest and dividends on securities available for sale               1,005,783         790,809        932,757
    Interest and dividends on securities held to maturity                 3,485,439       4,023,246      3,453,582
    Other interest income                                                   287,880         420,827        518,894
                                                                         ----------      ----------     ----------
              Total interest income                                       7,513,285       7,701,699      7,016,054

INTEREST EXPENSE ON DEPOSITS                                              4,533,837       4,679,246      4,260,647
                                                                         ----------      ----------     ----------
              Net interest income                                         2,979,448       3,022,453      2,755,407

PROVISION FOR LOAN LOSSES                                                         0               0         39,726
                                                                         ----------      ----------     ----------
              Net interest income after provision for loan losses         2,979,448       3,022,453      2,715,681
                                                                         ----------      ----------     ----------
NONINTEREST INCOME:
    Customer service fees                                                    90,643          77,420         68,465
    Loss on sale of securities available for sale, net                            0               0       (722,975)
    Miscellaneous income, net                                                 1,171               0         16,534
                                                                         ----------      ----------     ----------
              Total noninterest income (expense)                             91,814          77,420       (637,976)
                                                                         ----------      ----------     ----------
NONINTEREST EXPENSE:
    Salaries and employee benefits                                        1,429,250       1,327,274      1,080,654
    Deposit insurance expense                                               712,962         213,229        191,811
    Office building and equipment expense                                   101,256         120,975        121,674
    Loss on sale of REO                                                       7,288               0              0
    Other expense                                                           598,484         569,664        449,452
                                                                         ----------      ----------     ----------
              Total noninterest expense                                   2,849,240       2,231,142      1,843,591
                                                                         ----------      ----------     ----------
              Income before provision for income taxes                      222,022         868,731        234,114

PROVISION FOR INCOME TAXES                                                   79,391         293,658         75,480
                                                                         ----------      ----------     ----------
              Net income                                                 $  142,631      $  575,073     $  158,634
                                                                         ==========      ==========     ==========

EARNINGS PER SHARE                                                             $.12            $.34            N/A
                                                                         ==========      ==========     ==========


 The accompanying notes are an integral part of these consolidated statements.

                         THE SOUTHERN BANC COMPANY, INC.


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED JUNE 30, 1997, 1996, AND 1995

                                                                                 Additional
                                                                    Common         Paid-In         Retained         Unearned
                                                                     Stock         Capital         Earnings       Compensation
                                                                  ----------   -------------       ----------      -----------
BALANCE, June 30, 1994                                            $        0   $           0       $9,547,467      $         0

    Net income                                                             0               0          158,634                0
    Change in unrealized gain (loss) on securities
       available for sale, net                                             0               0                0                0
                                                                  ----------   -------------       ----------      -----------
BALANCE, June 30, 1995                                                     0               0        9,706,101                0

    Net income                                                             0               0          575,073                0
    Issuance of common stock                                          14,548      13,653,822                0       (1,163,800)
    Change in unrealized gain (loss) on securities
       available for sale, net                                             0               0                0                0

    Purchase of treasury stock, at cost                                    0               0                0                0
    Repurchase of stock for stock plan trusts                              0        (105,790)               0       (1,117,665)
    Amortization of unearned compensation                                  0          27,084                0          168,097
    Valuation adjustment on unallocated stock plan shares                  0          (2,310)               0            2,310
    Contributions to stock plans                                           0               0                0           (6,335)
    Dividends declared ($.4375 per share)                                  0               0         (579,203)               0
                                                                  ----------   -------------       ----------      -----------
BALANCE, June 30, 1996                                                14,548      13,572,806        9,701,971       (2,117,393)

    Net income                                                             0               0          142,631                0
    Purchase of treasury stock, at cost                                    0               0                0                0
    Amortization of unearned compensation                                  0          34,045                0          275,135
    Dividends declared ($.525 per share)                                   0               0         (591,252)               0
    Valuation adjustment on unallocated stock plan shares                  0          35,772                0          (35,772)
    Contributions to stock plan trusts                                     0               0                0          (45,434)
    Exercise of stock options (545 shares)                                 0               0                0            6,370
    Change in unrealized gain (loss) on securities
       available for sale, net                                             0               0                0                0
                                                                  ----------   -------------       ----------      -----------
BALANCE, June 30, 1997                                               $14,548     $13,642,623       $9,253,350      $(1,917,094)
                                                                  ==========   =============       ==========      ===========

                                                                   Treasury       Unrealized
                                                                    Stock        Gain (Loss)         Total
                                                                 -----------      ---------      ------------
BALANCE, June 30, 1994                                           $         0      $(438,406)     $  9,109,061

    Net income                                                             0              0           158,634
    Change in unrealized gain (loss) on securities
       available for sale, net                                             0        489,722           489,722
                                                                 -----------      ---------      ------------
BALANCE, June 30, 1995                                                     0         51,316         9,757,417

    Net income                                                             0              0           575,073
    Issuance of common stock                                               0              0        12,504,570
    Change in unrealized gain (loss) on securities
       available for sale, net                                             0       (130,903)         (130,903)

    Purchase of treasury stock, at cost                             (957,590)             0          (957,590)
    Repurchase of stock for stock plan trusts                              0              0        (1,223,455)
    Amortization of unearned compensation                                  0              0           195,181
    Valuation adjustment on unallocated stock plan shares                  0              0                 0
    Contributions to stock plans                                           0              0            (6,335)
    Dividends declared ($.4375 per share)                                  0              0          (579,203)
                                                                 -----------      ---------      ------------
BALANCE, June 30, 1996                                              (957,590)       (79,587)       20,134,755

    Net income                                                             0              0           142,631
    Purchase of treasury stock, at cost                           (2,042,538)             0        (2,042,538)
    Amortization of unearned compensation                                  0              0           309,180
    Dividends declared ($.525 per share)                                   0              0          (591,252)
    Valuation adjustment on unallocated stock plan shares                  0              0                 0
    Contributions to stock plan trusts                                     0              0           (45,434)
    Exercise of stock options (545 shares)                                 0              0             6,370
    Change in unrealized gain (loss) on securities
       available for sale, net                                             0         17,474            17,474
                                                                 -----------      ---------      ------------
BALANCE, June 30, 1997                                           $(3,000,128)     $ (62,113)      $17,931,186
                                                                 ===========      =========      ============


  The accompanying notes are an integral part of these consolidated statements.

                                                                     Page 1 of 2
                         THE SOUTHERN BANC COMPANY, INC.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED JUNE 30, 1997, 1996, AND 1995

                                                                        1997            1996            1995
                                                                    ------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                        $   142,631    $    575,073    $    158,634
  Adjustments to reconcile net income to net cash provided
    by operating activities:
       Depreciation                                                      48,391          62,568          52,572
       Amortization (accretion), net                                     56,293           7,884         (15,823)
       Amortization of intangible asset                                  46,356          49,706          60,815
       Amortization of unearned compensation                            309,180         195,181               0
       Loss on sale of securities available for sale, net                     0               0         722,975
       Loss on sale of real estate owned, net                             7,288               0               0
       Provision for loan losses                                              0               0          39,726
       Deferred income tax provision (benefit)                         (105,788)         44,747          21,256
  Change in assets and liabilities:
    (Increase) decrease in accrued interest and
       dividends receivable                                             109,481        (108,950)       (153,676)
    (Increase) decrease in prepaid expenses and other assets          1,188,958         221,929        (237,657)
    Increase (decrease) in accrued interest payable                     (14,136)         (6,751)        (33,391)
    Increase (decrease) in income taxes payable                         461,363        (123,645)         52,355
    Increase (decrease) in other liabilities                           (633,797)        645,507          72,921
                                                                    -----------    ------------    ------------
          Net cash provided by operating activities                   1,616,220       1,563,249         740,707
                                                                    -----------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale                         (6,728,677)     (7,714,153)     (5,677,063)
  Proceeds from sale of real estate owned                                13,808               0               0
  Proceeds from sales of securities available for sale                        0               0       5,561,815
  Proceeds from maturities and principal payments on
    securities available for sale                                     2,641,104       3,962,049       4,299,648
  Purchases of securities held to maturity                             (728,320)    (13,600,221)    (18,431,260)
  Proceeds from maturities and principal payments on securities
    held to maturity                                                  9,368,961      13,891,264       5,225,661
  Purchase of loans                                                    (291,151)     (4,178,768)              0
  Net increase in loans                                              (2,796,725)     (2,501,051)       (782,412)
  Capital expenditures                                                  (36,040)         (8,292)        (55,890)
                                                                    -----------    ------------    ------------
          Net cash provided by (used in) investing activities         1,442,960     (10,149,172)     (9,859,501)
                                                                    -----------    ------------    ------------


                                                                                    1997              1996             1995
                                                                                -----------       -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net proceeds from issuance of common stock                                  $         0       $12,504,570      $         0
    Contributions to stock plan trusts                                              (45,434)           (6,335)               0
    Repurchase of common stock for stock plans                                            0        (1,223,455)               0
    Purchase of treasury stock                                                   (2,042,538)         (957,590)               0
    Dividends paid                                                                 (591,252)         (579,203)               0
    Increase (decrease) in deposits, net                                            912,113        (5,560,200)       2,734,441
    Increase (decrease) in advance payments by borrowers
       for taxes and insurance                                                      (25,787)          (48,462)          (9,819)
    Proceeds from exercise of stock options                                           6,370                 0                0
                                                                                -----------       -----------      -----------
                 Net cash provided by (used in) financing activities             (1,786,528)        4,129,325        2,724,622
                                                                                -----------       -----------      -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                                  1,272,652        (4,456,598)      (6,394,172)


CASH AND CASH EQUIVALENTS, beginning of period                                    4,534,548         8,991,146       15,385,318
                                                                                -----------       -----------      -----------
CASH AND CASH EQUIVALENTS, end of period                                         $5,807,200       $ 4,534,548      $ 8,991,146
                                                                                ===========       ===========      ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid during the period for:
       Income taxes, net of refund received                                      $  104,679       $   427,767      $    70,000
                                                                                ===========       ===========      ===========

       Interest                                                                  $4,547,973       $ 4,685,997      $ 4,294,038
                                                                                ===========       ===========      ===========
    Noncash transactions:
       Transfer of matured securities to prepaid
           expenses and other assets                                            $         0       $ 1,500,000      $         0
       Transfer of securities available for sale to securities
           held to maturity at fair value                                                 0                 0          700,672
       Real estate owned, obtained through foreclosure                               21,096                 0                0
       Change in unrealized net gain (loss) on securities
           available for sale, net of deferred taxes (benefit)                       17,474          (130,903)         (34,166)
                                                                                ===========       ===========      ===========


 The accompanying notes are an integral part of these consolidated statements.

                         THE SOUTHERN BANC COMPANY, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1997 AND 1996



  1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION, NATURE OF OPERATIONS, AND PRINCIPLES OF CONSOLIDATION

      The Southern Banc Company, Inc. (the "Company") was incorporated in the State of Delaware in May 1995, for the purpose of becoming a holding company to own all of the outstanding capital stock of First Federal Savings and Loan Association of Gadsden (the "Association") upon the Association's conversion from a federally chartered mutual savings association to a federally chartered stock savings association (the "Conversion"). The accounting for the conversion is in a manner similar to that utilized in a pooling of interests.

      The Association received its federal charter in 1936 and was converted to a federally chartered stock organization on October 5, 1995 through the sale of all of its common stock to the Company. The Association is primarily engaged in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer loans. The Association operates from its four offices in the northeast portion of Alabama, and originates the majority of its loans in this market area.

      The accompanying consolidated financial statements include the accounts of the Company, the Association, and the Association's wholly owned subsidiary, First Service Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      SECURITIES

      Securities have been classified as either trading, available for sale, or held to maturity based on Management's intentions at the time of purchase. Securities classified as available for sale are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is excluded from earnings and is reported net of deferred taxes as a separate component of stockholders' equity. The available for sale classification includes securities that Management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, liquidity needs, or for other purposes.

      Securities designated as held to maturity are carried at amortized cost, as the Company has both the ability and positive intent to hold these securities to maturity. The Company had no securities classified as trading at June 30, 1997 and 1996.

      Amortization of premiums and accretion of discounts are computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

      LOANS AND ALLOWANCE FOR LOAN LOSSES

      Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, discounts/rebates on loans, unearned interest income, and net deferred loan fees/costs. Unearned interest income on consumer loans is amortized to income by use of a method which approximates level yield over the lives of the related loans.

      The Company ceases accrual of interest on a loan when payment on the loan is in excess of 90 days past due. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has been reestablished, in which case the loan is returned to accrual status.

      The allowance for loan losses is maintained at a level which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. To serve as a basis for making this provision each quarter, the Association maintains an extensive credit risk monitoring process that considers several factors including: current economic conditions affecting the Association's customers, the payment performance of individual large loans and pools of homogeneous small loans, distribution of loans by risk class, portfolio seasoning, changes in collateral values, and detailed reviews of specific large loan relationships. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates; however, estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

      The provision for loan losses increases the allowance for loan losses, a valuation account which is netted against loans on the statement of financial condition. As the amount of a loan loss is confirmed by gathering additional information, taking collateral in full or partial settlement of the loan, bankruptcy of the borrower, etc., the loan is written down, reducing the allowance for loan losses. If, subsequent to a writedown, the Association is able to collect additional amounts from the customer or obtain control of collateral worth more than earlier estimated, a recovery is recorded, increasing the allowance for loan losses.

      The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures, as of July 1, 1995. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance. The Company had previously measured the allowance for loan losses using methods similar to those prescribed in SFAS No. 114. Accordingly, as a result of adopting these statements, no additional provision to the allowance for loan losses was required as of July 1, 1995. Because the Company's loan portfolio consists primarily of one-to-four family residential mortgages and consumer installment loans, which are exempt from SFAS No. 114 when evaluated collectively for impairment, as is done by the Company, the Company had no loans designated as impaired under the provisions of SFAS No. 114 at June 30, 1997.

      LOAN ORIGINATION FEES AND RELATED COSTS AND DISCOUNTS

      Loan fees and certain direct costs of loan origination are deferred, and the net fee or cost is recognized as an adjustment to Interest and fees on loans in the accompanying consolidated statements of income using the level yield method over the contractual life of the loans. Discounts associated with loans purchased are deferred and accreted to income using the level yield method.

      PREMISES AND EQUIPMENT

      Land is carried at cost. Property and equipment are stated at cost, less accumulated depreciation. Depreciation methods and estimated service lives are as follows:

          Building and improvements    10-40 years   Accelerated/Straight-line
          Leasehold improvements       10 years      Straight-line
          Furniture and equipment      5-20 years    Accelerated/Straight-line
          Automobile                   3 years       Straight-line

      REAL ESTATE OWNED

      Real estate owned is recorded at the fair value of the property, less estimated costs of disposition. Any excess of the recorded investment over fair value of the property is charged to the allowance for loan losses at the time of foreclosure. Costs relating to improvement of property incurred subsequent to acquisition are capitalized, whereas costs relating to the holding of property are expensed. The amounts expensed in 1997 and 1996 were $808 and $0, respectively. There were no amounts capitalized in either year.

      Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Future declines in fair value of the asset, less cost of disposition, below its carrying amount increases the valuation allowance account. Future increases in fair value of the asset, less costs of disposition, above its carrying amount reduce the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance are charged or credited to income. The Association had no real estate owned at June 30, 1997 and 1996.

      The recognition of gains and losses on the sale of real estate owned is dependent upon whether the nature and terms of the sale and future involvement of the Company in the property meet certain requirements. If the transaction does not meet these requirements, sale or income recognition is deferred and recognized under an alternative method in accordance with SFAS No. 66, Accounting for Sales of Real Estate.

      INCOME TAXES

      Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of nontaxable income) and deferred income taxes on temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes in the period of enactment.

      CORE DEPOSIT PREMIUM

      The premium paid to acquire the deposits of another financial institution (see Note 16) has been shown as an intangible asset and is included in Prepaid expenses and other assets in the accompanying consolidated statements of financial condition. This net core deposit premium ($176,082 and $222,438 at June 30, 1997 and 1996, respectively) is being amortized using an accelerated method over a ten year period which approximates the expected lives of the purchased deposit relationships (amortization expense of $46,356, $49,706, and $60,815 in fiscal years 1997, 1996, and
      1995, respectively).

      EARNINGS PER SHARE

      Earnings per share are computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents for earnings per share include the number of shares that could have been purchased with the proceeds from the exercise of the options related to the Management Recognition ("MRP") and the Incentive Stock Option ("Stock Option") plans, based on the average market price of common stock during the period. All allocated shares held in the Employee Stock Ownership Plan ("ESOP") Trust are considered outstanding for earnings per share calculations.

      Earnings per share for the period from October 5, 1995, the date of Conversion, to June 30, 1996, have been computed based on the earnings during that period and on the weighted average number of shares of common stock and common stock equivalents outstanding during that period. The weighted average number of shares used for the period from October 5, 1995 through June 30, 1996, was 1,340,743.

      In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings Per Share. SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This Statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, Earnings Per Share, and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator of the basic EPS computation to the numerator and denominator of the diluted computation.

      This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented. The Company will adopt the Statement in fiscal 1998.

      Assuming the adoption of SFAS No. 128 had been consummated at October 5, 1995, the date of conversion, the earnings per share amounts for 1997 and 1996, on a pro forma basis, would have been as follows:

                                                                                                          Per Share
                                                                             Income         Shares          Amount
                                                                           ==========     ===========    ===========
            1997:
                Net income                                                 $142,631
                Basic earnings per share:
                   Income available to common shareholders                  142,631        1,095,959        $.13
                                                                                                         ===========
                Dilutive securities:
                   Management recognition plan shares                             0           32,590
                   Incentive stock option plan shares                             0           23,974
                                                                           --------      -----------
                Dilutive earnings per share:
                   Income available to common shareholders plus
                       assumed conversions                                 $142,631        1,152,523        $.12
                                                                           ========      ===========     ===========
            1996:
                Net income                                                 $455,853
                                                                           --------
                Basic earnings per share:
                   Income available to common shareholders                  455,853        1,326,039        $.34
                                                                                                         ===========
                Dilutive securities:
                   Management recognition plan shares                             0           14,236
                   Incentive stock option plan shares                             0              469
                                                                           --------      -----------
                Dilutive earnings per share:
                   Income available to common shareholders plus
                       assumed conversions                                 $455,853        1,340,743        $.34
                                                                           ========      ===========     ===========

      STATEMENTS OF CASH FLOWS

      For purposes of the consolidated statements of cash flows, the Company considers Cash on hand and in other banks and Interest-bearing deposits in other banks to be cash and cash equivalents.

      PRIOR YEAR CLASSIFICATION

      Certain prior year amounts have been reclassified to conform to the current year presentation.

  2.  STOCK CONVERSION

      On October 5, 1995, the Conversion of the Association from a Federally-chartered mutual institution to a Federally-chartered stock savings association through amendment of its charter and issuance of common stock to the Company was completed. Related thereto, the Company sold 1,454,750 shares of common stock, par value $.01 per share, at an initial price of $10 per share in subscription and community offerings. Costs associated with the Conversion were approximately $880,000, including underwriting fees. These conversion costs were deducted from the gross proceeds of the sale of the common stock.

      In connection with the Offering, the Association established a liquidation account in an amount equal to its regulatory capital as of the latest practicable date prior to consummation of the Offering.

      The Company's ability to pay dividends will be largely dependent upon dividends to the Company from the Association. Pursuant to the Office of Thrift Supervision ("OTS") regulations, the Association will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders' equity would be reduced below the amount required for the liquidation account or if stockholders' equity would be reduced below the amount required by the OTS. (See Note 4).


  3.  INTEREST-RATE SENSITIVITY

      Fixed-rate mortgage loans and mortgage-backed securities comprise a substantial portion of the Association's interest-earning assets (approximately 72% at June 30, 1997), while its principal source of funds consists of savings deposits with maturities of three years or less (96%). Because of the short-term nature of the savings deposits, their cost generally reflects returns currently available in the market. Accordingly, the Association's savings deposits have a high degree of interest-rate sensitivity while its earning assets are relatively fixed and are much less sensitive to changes in current market rates. Therefore, changes in market interest rates tend to directly affect the level of net interest income related to such earning assets.

      At June 30, 1997, based on information provided by the OTS it was estimated that the Association's net portfolio value ("NPV") (the net present value of the Association's cash flows from assets, liabilities, and off-balance sheet items) would decrease 12%, 24%, 37%, and 49% and increase 9%, 13%, 13%, and 16% in the event of 1%, 2%, 3%, and 4% increases and decreases in market interest rates, respectively. These calculations indicate that the Association's NPV could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. In order to mitigate its interest rate risk, the Association maintains substantial liquidity and capital levels that management believes are sufficient to sustain unfavorable movements in market interest rates.

      Capital requirements continue to be under study by the OTS. Management continues to monitor these requirements and contemplated changes and believes that the Association will continue to exceed its regulatory minimum requirements. As a result of the Association's exposure to interest rate risk, the Association has been notified by the OTS that it will be required to incorporate the interest-rate risk component to the risk-based capital requirement. However, the interest-rate risk component of risk-based capital requirement has been waived until the OTS finalizes the process under which institutions may appeal such capital requirements. Based on the Association's capital level, management does not expect that implementation of this requirement will cause the Association to fall below its capital requirements.


  4.  REGULATORY MATTERS

      The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table which follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 1997 and 1996, that the Association meets all capital adequacy requirements to which it is subject.

      As of June 30, 1997 and 1996, the most recent notification from the regulatory authorities categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table which follows.

       Actual capital amounts and ratios are presented in the table below for the Association:

                                                                                                                 To Be Well
                                                                                                              Capitalized Under
                                                                                           For Capital        Prompt Corrective
                                                                       Actual           Adequacy Purposes     Action Provisions
                                                                -------------------    -------------------   ------------------
                                                                 Amount      Ratio      Amount      Ratio     Amount     Ratio
                                                                -------     -------    --------    -------   -------    -------
                                                                                     (Dollars in thousands)
       June 30, 1997:
           Total capital (to risk weighted assets)               $14,857      60.7%      $1,956        8.0%    $2,446     10.0%

           Tier 1 (core)  capital (to risk weighted assets)       14,781      60.4          N/A       N/A       1,467      6.0

           Tier 1 (core) capital (to adjusted total assets)       14,781      14.0        3,165        3.0      5,275      5.0

           Tangible capital (to adjusted total assets)            14,781      14.0        1,580        1.5        N/A     N/A

       June 30, 1996:
           Total capital (to risk weighted assets)                15,333      70.8        1,732        8.0      2,166     10.0

           Tier 1 (core)  capital (to risk weighted assets)       15,255      70.4          N/A       N/A       1,299      6.0

           Tier 1 (core) capital (to adjusted total assets)       15,255      14.3        3,205        3.0      5,342      5.0

           Tangible capital (to adjusted total assets)            15,255      14.3        1,603        1.5        N/A     N/A

      The following table is a reconciliation of the Association's stockholder's equity to tangible, Tier 1, and risk-based capital as required by the OTS:

                                                                                           1997           1996
                                                                                       -------------  ------------
                                                                                              (In thousands)
                Stockholder's equity                                                      $  14,895      $  15,397
                Intangible assets                                                              (176)          (222)
                Unrealized loss on securities available for sale                                 62             80
                                                                                       -------------  ------------
                              Tangible and Tier 1 capital                                    14,781         15,255
                Allowance for loan losses                                                        76             78
                                                                                       -------------  ------------
                              Total risk based capital                                    $  14,857      $  15,333
                                                                                       =============  ============

                Total assets                                                               $105,451       $106,979
                Adjusted total assets                                                       105,337        106,837
                Total risk weighted assets                                                   24,456         21,655

      Pursuant to OTS regulations, an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution and has not been advised by the OTS that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions require prior regulatory approval.

      The Company's principal source of funds for dividend payments is dividends from the Association. Certain restrictions exist regarding the ability of the Association to pay dividends to the Company. At July 1, 1997, dividend payments by the Association were subject to regulatory approval.

  5.  EMPLOYEE RETIREMENT AND SAVINGS PLANS

      EMPLOYEE STOCK OWNERSHIP PLAN

      In connection with the Conversion, the Association established an ESOP for eligible employees. The ESOP purchased 116,380 shares of the Company's common stock with the proceeds of a $1,163,800 note payable from the Association and secured by the Common Stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through December 2005; interest is payable annually at a variable rate which is adjusted each January 1. Impact of this financing is eliminated in the consolidated financial statement presentation.

      Expense related to the ESOP was approximately $170,000 and $168,000 for 1997 and 1996, respectively, a significant portion of which was to provide for individuals' service prior to Conversion. Unearned compensation related to the ESOP was approximately $891,000 and $1,023,000 at June 30, 1997 and 1996, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released.

      MANAGEMENT RECOGNITION PLAN

      During fiscal 1996, the Association established a MRP which purchased 58,190 shares of the Company's common stock on the open market subsequent to the Conversion. The MRP provides for awards of common stock to directors and officers of the Association. The aggregate fair market value of the shares purchased by the MRP is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $142,000 and $28,000 for 1997 and 1996, respectively. Unearned compensation related to the MRP was approximately $587,000 and $668,000 for 1997 and 1996, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

      SIMPLIFIED EMPLOYEE PENSION PLAN

      The Company established a Simplified Employee Pension Plan ("SEP") for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The SEP makes a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $111,190, $88,095, and $107,815 for fiscal years 1997, 1996, and 1995, respectively.

      SUPPLEMENTAL EXECUTIVE RETIREMENT AGREEMENT

      During fiscal 1996, the Company entered into a Supplemental Executive Retirement Agreement ("SERA") with an executive of the Company. Under the provisions of the SERA, the Company will establish an account for the executive and will credit to the executive's account an amount equal to the difference between 25% of his compensation for the plan year and the annual additions credited to him under any tax-qualified plans sponsored by the Company (including the ESOP and the SEP). For each plan year, the amount credited to the executive's account shall appreciate at a rate equal to the highest rate paid by the Association on certificates of deposit (regardless of their term). Said account shall be paid to the executive in five substantially equal annual installments, with the first installment due on the first day of the second month after he leaves employment.

      In the event that the Executive retires before the Company and the Association fully repay the loan by which the ESOP purchased common stock in the initial public offering, the Company will pay the executive an amount having a fair market value equal to (i) the benefits he would have accrued under the ESOP if the loan had been discharged on the date of his retirement through a contribution, on said date, by the Company to the ESOP, and if all assets of the ESOP were thereupon allocated to the accounts of participants, plus (ii) a tax bonus equal to 40% of the amount he recognizes as ordinary income pursuant to clause (i) hereof. The executive will forfeit the right to receive any benefits under this
      Article if he is discharged from employment for just cause.

      In the event that the executive dies before he has received all benefit payments provided under this plan (calculated as if the executive retired on the date of his death), the Company shall pay to the executive's beneficiary a lump sum payment, within 60 days following the executive's death, in an amount equal to the balance of the executive's account.

      The Company recognized $60,000 in compensation expense for the year ended June 30, 1997, related to the SERA. The projected benefit obligation, accumulated benefit obligation, and vested benefit obligation were all $157,810 at June 30, 1997. The components of the net periodic cost are service cost of $5,103, interest cost of $12,351, and net amortization and deferred cost of $33,900. In determining the actuarial present value of the projected benefit obligation, the discount rate was 7% and the increase in share value was 10%.

      EMPLOYMENT AGREEMENT

      The Company has a 36 month employment agreement with its President. This agreement provides that if his employment under the agreement is terminated by the Company in connection with or within twelve months after any change in control of the Company, he shall be paid approximately 3 times his salary.


  6.  STOCK-BASED COMPENSATION PLANS

      Effective July 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock and stock appreciation rights. The accounting requirements of this Statement are effective for transactions entered into in fiscal years that begin after December 15, 1995.

      The Company has a stockholder approved Option Plan. The Option Plan provides for the grant of incentive stock options ("ISO's") to employees and non-incentive stock options ("non-ISO's") to non-employee directors. The Company accounts for this plan under APB No. 25, under which no compensation cost has been recognized.

      The Company may grant options up to 145,475 shares under the Option Plan and has granted options outstanding of 120,376 shares through June 30, 1997. Under the Option Plan, the option exercise price equals the stock's market price at the date of grant. The options vest 20% per year and become exercisable upon the participant's completion of each of five years of service.

      Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                                                  1997           1996
                                                                                ----------     ----------
                         Net income:
                             As reported                                         $142,631       $455,853
                             Pro forma                                             66,438        436,325

                         Earnings per share:
                             As reported                                            $.12           $.34
                             Pro Forma                                               .06            .33

      Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 5, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

      Unearned compensation related to the Option Plan was approximately $446,000 and $426,000 at June 30, 1997 and 1996, respectively, and is shown as a reduction of stockholders' equity in the accompanying statements of financial condition. A summary of the status of the Company's stock option plan at June 30, 1997 and 1996 and the changes during the years then ended is as follows:


                                                                                          1997
                                                                        ----------------------------------------
                                                                                       Weighted
                                                                                       Average          Option
                                                                                       Exercise          Price
                                                                        Shares          Price          Per Share
                                                                        ------------  -------------  -----------
                Outstanding at beginning of year                        126,376          $11.69         $11.69
                    Granted                                                   0            0.00           0.00
                    Forfeitures                                          (5,455)          11.69          11.69
                    Exercised                                              (545)          11.69          11.69
                                                                        ------------  -------------  -----------
                Outstanding at end of year                              120,376          $11.69         $11.69
                                                                        ------------  -------------  -----------

                Exercisable at end of year                               23,639          $11.69
                                                                        ------------  -------------

                Weighted average fair value of the options granted        $1.70
                                                                        ============

                                                                                         1996
                                                                      ------------------------------------------
                                                                                       Weighted
                                                                                       Average          Option
                                                                                       Exercise          Price
                                                                        Shares          Price          Per Share
                                                                      ----------    --------------   -----------
                Outstanding at beginning of year                              0         $  0.00        $  0.00
                    Granted                                             126,376           11.69          11.69
                    Forfeitures                                               0            0.00           0.00
                    Exercised                                                 0            0.00           0.00
                                                                        -------          ------         ------
                Outstanding at end of year                              126,376          $11.69         $11.69
                                                                        =======          ======         ======
                Exercisable at end of year                                    0          $11.69
                                                                        =======          ======
                Weighted average fair value of the
                    options granted                                       $1.70
                                                                        =======

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996: risk-free interest rate of 6.22%; expected life of the options is 20% per year over the next five years and expected volatility and dividend yields of 17% and 2.99%, respectively.


  7.  SECURITIES AVAILABLE FOR SALE

      The amortized cost, gross unrealized gain and loss, and fair value of securities designated as available for sale are summarized as follows:

                                                                                June 30, 1997
                                                                           Gross            Gross
                                                    ----------------  ---------------  ----------------  ----------------
                                                       Amortized        Unrealized        Unrealized
                                                          Cost             Gain             (Loss)          Fair Value
                                                    ----------------  ---------------  ----------------  ----------------
       U.S. Treasury and U.S.
          Government  agencies                          $12,363,623        $84,441        $  (59,345)      $12,388,719
       Mortgage-backed securities                         4,517,273          2,270           (82,172)        4,437,371
       Federal Home Loan Bank stock                         795,200              0                 0           795,200
                                                    ---------------   ------------     -------------    --------------
                                                        $17,676,096        $86,711         $(141,517)      $17,621,290
                                                    ----------------  ------------     -------------    --------------

                                                                                    1996
                                                    ---------------------------------------------------------------------
                                                                           Gross            Gross
                                                       Amortized        Unrealized        Unrealized
                                                         Cost              Gain             (Loss)          Fair Value
                                                    ----------------  ---------------  ----------------  ----------------
       U.S. Treasury and U.S.
           Government agencies                          $11,369,697         $99,485        $(155,198)        $11,313,984
       Mortgage-backed securities                         1,448,030               0          (23,556)          1,424,474
       Federal Home Loan Bank stock                         765,300               0                0             765,300
                                                    ---------------  --------------  ---------------    ----------------
                                                        $13,583,027         $99,485        $(178,754)        $13,503,758
                                                    ===============  ==============  ===============    ================

      The amortized cost and fair value of debt securities available for sale by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               June 30, 1997
                                                                  ----------------------------------
                                                                      Amortized
                                                                        Cost            Fair Value
                                                                  -----------------  ---------------
                Due in one year or less                              $  1,793,404       $  1,797,138
                Due after one year through five years                  12,679,714         12,640,687
                Due after five years through ten years                  2,407,778          2,388,265
                                                                  ---------------   ----------------
                                                                       16,880,896         16,826,090

                Federal Home Loan Bank stock                              795,200            795,200
                                                                  ---------------   ----------------
                                                                      $17,676,096        $17,621,290
                                                                  ===============   ================

      There were no sales of securities during fiscal years 1997 and 1996.

      A security designated as available for sale with a carrying value (fair value) of $1,577,000 has been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,425,000 at June 30, 1997.

  8.  SECURITIES HELD TO MATURITY

      The amortized cost, gross unrealized gain and loss, and fair value of securities designated as held to maturity are summarized as follows:

                                                                                June 30, 1997
                                                   ----------------------------------------------------------------------
                                                                           Gross             Gross
                                                       Amortized         Unrealized        Unrealized
                                                         Cost              Gain             (Loss)           Fair Value
                                                   ----------------  ----------------  ----------------  ----------------
       U.S. Treasury and U.S.
          Government agencies                          $  3,736,298      $    7,704        $  (14,726)       $  3,729,276
       Mortgage-backed securities                        40,421,128         574,725          (475,266)         40,520,587
                                                   ----------------  --------------  ----------------    ----------------
                                                        $44,157,426        $582,429         $(489,992)        $44,249,863
                                                   ================  ==============  ================    ================

                                                                                June 30, 1996
                                                   ----------------------------------------------------------------------
                                                                           Gross             Gross
                                                       Amortized         Unrealized        Unrealized
                                                         Cost               Gain             (Loss)          Fair Value
                                                   ----------------  ----------------  ----------------  ----------------

       U.S. Treasury and U.S.
        Government agencies                            $  4,513,683       $  22,522        $  (47,767)       $  4,488,438
       Mortgage-backed securities                        48,307,508         638,375          (575,904)         48,369,979
                                                   ----------------   -------------    --------------    ----------------
                                                        $52,821,191        $660,897         $(623,671)        $52,858,417
                                                   ================   =============   ===============    ================

      The amortized cost and fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                            June 30, 1997
                                                                                 ---------------------------------
                                                                                    Amortized
                                                                                       Cost          Fair Value
                                                                                  -------------     --------------
                Due in one year or less                                           $  2,632,763      $  2,628,954
                Due after one year through five years                                3,824,818         3,870,808
                Due after five years through ten years                              11,712,946        11,703,424
                Due after ten years                                                 25,986,899        26,046,677
                                                                                  ------------      ------------
                                                                                  $ 44,157,426      $ 44,249,863
                                                                                  ============      ============

  9.  LOANS RECEIVABLE

      Loans receivable are summarized as follows:

                                                                                                        June 30,
                                                                                           -------------------------------
                                                                                                1997              1996
                                                                                           -------------     -------------
       Mortgage loans:
           Secured by one to four family residential properties                           $32,678,216        $30,626,408
           Secured by nonresidential properties                                               278,000            178,000
           Agency for International Development--Housing Guaranty Project
              loans                                                                                 0             22,410
       Consumer loans                                                                       2,617,095          1,634,663
       Savings account loans                                                                  608,663            784,942
                                                                                          -----------        -----------
                                                                                           36,181,974         33,246,423
       Less:
           Unearned interest income                                                           132,940            123,501
           Discount (rebate) on loans                                                             (57)            (1,156)
           Deferred loan fees (costs), net                                                   (206,978)           (98,947)
           Allowance for loan losses                                                           75,673             78,070
                                                                                          -----------        -----------
                     Loans receivable, net                                                $36,180,396        $33,144,955
                                                                                          ===========        ===========

      Loans secured by one to four family residential properties include second mortgage loans on properties for which the Association holds the first mortgage. The proceeds on these second mortgage loans were used for improvements and consumer purposes. Second mortgage loan balances at June 30, 1997 and 1996 were approximately $1,065,000 and $580,000, respectively.

      As a savings and loan institution, the Association has a credit concentration in residential real estate mortgage loans. Substantially all of the Association's customers are located in its trade area of Etowah, Marshall, and Cherokee Counties in Alabama. Although the Association has generally conservative underwriting standards, including a collateral policy calling for low loan to collateral values, the ability of its borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

      In the normal course of business, loans are made to officers, directors, and employees of the Company and the Association. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 1997 and 1996, $442,792 and $301,238, respectively, of these loans were outstanding. During fiscal 1997, $228,377 of new loans were made and repayments totaled $86,823.

      An analysis of the Company's allowance for loan losses is as follows:

                                                                                   For the Years Ended
                                                                         ---------------------------------------
                                                                                        June 30,
                                                                              1997          1996         1995
                                                                         -----------     ---------    ----------
                Balance, beginning of year                                  $78,070        $80,000      $40,274
                Provision for loan losses                                         0              0       39,726
                Charge-offs, net of recovery                                 (2,397)        (1,930)           0
                                                                         ----------     ----------    ---------
                Balance, end of year                                        $75,673        $78,070      $80,000
                                                                         ==========     ==========    =========

      The Association did not have any loans on nonaccrual status at June 30, 1997 and 1996. Interest income foregone on nonaccrual loans was not significant for fiscal years 1997 and 1996.


10.   PREMISES AND EQUIPMENT

      Premises and equipment are summarized as follows:

                                                                                                June 30,
                                                                                        ------------------------
                                                                                           1997          1996
                                                                                        ---------      ---------
                Land                                                                    $170,085       $170,085
                Building and improvements                                                244,773        243,101
                Leasehold improvements                                                    50,652         50,402
                Furniture, fixtures, and equipment                                       519,918        485,730
                                                                                       ---------       --------
                                                                                         985,428        949,318
                Less accumulated depreciation                                           (718,691)      (670,230)
                                                                                       ---------       --------
                                                                                        $266,737       $279,088
                                                                                      ==========       ========

      Depreciation expense charged to office building and equipment expense in 1997, 1996, and 1995, totaled approximately $48,000, $63,000, and $53,000, respectively.

11.   DEPOSITS

      Deposits are summarized as follows:

                                                 Weighted
                                                 Average
                                                 Rate at
                                                 June 30,           June 30, 1997                 June 30, 1996
                                                               -------------------------    ------------------------
                                                   1997          Amount        Percent        Amount        Percent
                                                --------       -----------   -----------    -----------   ----------
       Demand, NOW, and Money Market
           accounts, including noninterest
           bearing deposits of $217,814 and
           $170,298 at June 30, 1997 and
           June 30, 1996, respectively              3.20%      $  7,425,269       8.56%      $  7,429,124      8.65%

       Passbook savings                             2.88          5,213,413       6.01          5,413,226      6.31
                                                --------       ------------    -------        -----------    ------
                                                                 12,638,682      14.57         12,842,350     14.96
       Certificates of deposit:
             2.00-  4.00%                                           326,059        .37            576,316       .67
             4.01-  6.00%                                        62,271,432      71.78         47,238,037     55.03
             6.01-  8.00%                                        11,403,980      13.14         24,748,998     28.83
             8.01-10.00%                                            118,560        .14            440,899       .51
                                                               ------------    -------        -----------    ------
                                                    5.72         74,120,031      85.43         73,004,250     85.04
                                                --------       ------------    -------        -----------    ------
                                                    5.32%       $86,758,713     100.00%       $85,846,600    100.00%
                                                --------       ------------    -------        -----------    ------

      The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $8,026,770 and $10,129,348, at June 30, 1997
      and 1996, respectively.

      Scheduled maturities of certificates of deposit at June 30, 1997 are as follows:

                                                       Year Ending June 30,
                                   ----------------------------------------------------------------
                                       1998             1999            2000            Total
                                   -------------   --------------   -------------   ---------------
         2.00-  4.00%              $     263,225   $      62,834   $         --    $     326,059
         4.01-  6.00                  42,849,587      14,131,542      5,290,303       62,271,432
         6.01-  8.00                   8,879,734       2,255,485        268,761       11,403,980
         8.01-10.00                            0           4,000        114,560          118,560
                                   --------------  -------------   ------------    -------------
                  Total            $   51,992,546  $  16,453,861   $  5,673,624    $  74,120,031
                                   ==============  =============   ============    =============

      Interest expense on deposits consisted of the following:

                                                          For the Years Ended June 30,
                                                    --------------------------------------------
                                                      1997              1996            1995
                                                    -----------     ------------     -----------
         Passbook savings                           $   231,882      $   292,124     $   203,098
         NOW accounts                                   228,118          255,133         194,548
         Certificates of deposit                      4,073,837        4,131,989       3,863,001
                                                    -----------      -----------     -----------
                                                    $ 4,533,837      $ 4,679,246     $ 4,260,647
                                                    ===========      ===========     ===========

12.   INCOME TAXES

      The provision (benefit) for income taxes for the periods indicated is summarized as follows:

                                                         For the Years Ended June 30,
                                                   ---------------------------------------
                                                      1997          1996           1995
                                                   ---------     ----------     ----------
         Current Provision:
             Federal                               $ 164,392      $ 222,637     $  52,400
             State                                    20,787         26,274         1,824
                                                   ---------       --------     ---------
                                                     185,179        248,911        54,224
         Deferred provision (benefit)               (105,788)        44,747        21,256
                                                   ---------      ---------     ---------
                                                   $  79,391      $ 293,658     $  75,480
                                                   =========      =========     =========

      The differences between the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

                                                                       For the Years Ended June 30,
                                                                -----------------------------------------
                                                                   1997            1996            1995
                                                                -----------    -----------      ---------
       Pretax income at statutory rates                           $75,487         $295,369        $79,602
       Add (deduct):
           State income tax, net of federal tax benefit             6,022           20,599          1,204
           Other, net                                              (2,118)         (22,310)        (5,326)
                                                                 --------        ---------       --------
                                                                  $79,391         $293,658        $75,480
                                                                =========        =========       ========

       Effective income tax rate                                       36%              34%            32%
                                                                =========        =========       ========

      The net deferred tax liability was included in Taxes payable in the accompanying consolidated statements of financial condition at June 30, 1997 and 1996. The components of the net deferred tax asset or liability at June 30, 1997 and 1996 were as follows:

                                                                                   June 30,
                                                                          --------------------------
                                                                             1997              1996
                                                                          -----------     ----------
       Unrealized net loss on securities available for sale                $   35,980     $   50,295
       Amortization of intangible                                              36,854         27,962
       Employee benefit plans                                                  80,511              0
       Depreciation                                                             3,044              0
       Other                                                                   13,252          5,968
                                                                           ----------     ----------
                     Deferred tax asset                                       169,641         84,225
                                                                           ----------     ----------
       FHLB stock dividend                                                    (57,869)       (57,869)
       Bad debt reserve, net                                                  (80,637)      (101,632)
       Accretion of discount on securities                                    (92,657)       (60,839)
       Depreciation                                                                 0         (4,767)
       Other                                                                  (55,219)       (67,332)
                                                                           ----------     ----------
                     Deferred tax liability                                  (286,382)      (292,439)
                                                                           ----------     ----------
                     Net deferred tax liability                            $ (116,741)    $ (208,214)
                                                                           ==========     ==========

      Thrift institutions, in determining taxable income, have historically been allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. The bad debt deduction based on the latter has been gradually reduced to 8%. On August 2, 1996, Congress passed the Small Business Job Protection Act that, among other things, repealed the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. As a result, thrifts must recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. This recapture can be deferred for up to two years if the thrift satisfies a residential loan portfolio test. At June 30, 1997, the Association's post-1987 tax bad debt reserve, subject to recapture, was approximately $288,000. The Association recaptured approximately $58,000 of this reserve into taxable income in the current year. The recapture did not have any effect on the Association's net income because the related tax expense has already been accrued.

      Because of such repeal, thrifts such as the Association may only use the same tax bad debt reserve that is allowed for banks. Accordingly, a thrift with assets of $500 million or less may only add to its tax bad debt reserves based upon its moving six-year average experience of actual loan losses (i.e., the experience method).

      The portion of a thrift's tax bad debt reserve that is not recaptured under this new law is only subject to recapture at a later date under certain circumstances. These include stock repurchases redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Association does not anticipate engaging in any transactions at this time that would require the recapture of its pre-1988 tax bad debt reserves of approximately $2.8 million.

13.   ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

      Accrued interest and dividends receivable is summarized as follows:

                                                                        June 30,
                                                                  ----------------------
                                                                    1997         1996
                                                                  ----------   ---------
         Securities available for sale                            $273,696      $290,580
         Securities held to maturity                               303,524       386,541
         Loans receivable                                          166,425       178,817
         Interest-bearing deposits in other banks                    3,255           443
                                                                  --------      --------
                                                                  $746,900      $856,381
                                                                  ========      ========

14.   COMMITMENTS AND CONTINGENCIES

      Leases

      The Company has lease agreements for its branch offices. Rental expense under these leases aggregated $16,889, $16,064, and $16,064, for fiscal years 1997, 1996, and 1995, respectively. The aggregate annual minimum rental commitments under the terms of all noncancelable leases at June 30, 1997 are as follows:

                           Fiscal Year             Amount
                           -----------             ------
                               1998                $16,964
                               1999                 14,264
                               2000                  6,164
                               2001                  6,164
                               2002                    514
                                                   -------
                                                   $44,070
                                                   =======


      Off-Balance-Sheet Items

      The Company's policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the only off-balance sheet exposure the Association has is its commitments to originate loans; at June 30, 1997, the Company had $633,700 in outstanding commitments to originate residential real estate loans at fixed rates between 7.5% and 9.0%. Additionally, at June 30, 1997, the Association had provided $425,762 in unused lines of credit.

      Litigation

      Though Management, after consultation with legal counsel, is not aware of any litigation or claims against the Company, in the normal course of business the Company may become subject to such litigation or claims.

      FDIC Assessment

      The deposits of the Association are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers the deposits of state and national banks and certain state savings banks, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF has achieved the required reserve rate, and, as discussed below, during the prior year the FDIC reduced the average deposit insurance premium paid by BIF-insured banks to a level substantially below the average premium paid by savings institutions.

      Banking legislation was enacted September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The FDIC Board of Directors established a special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF assessable deposits held by affected institutions as of March 31, 1995. Based upon its level of SAIF deposits as of March 31, 1995, the Association paid a special assessment of approximately $591,000 during the year ended June 30, 1997. Upon recapitalization of the SAIF, premiums paid by SAIF-insured institutions were reduced. The legislation also provides for the merger of the BIF and the SAIF, with such merger being conditioned upon the prior elimination of the thrift charter.


15.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      In December 1991, the FASB issued SFAS No. 107, Disclosures About Fair Value of Financial Instruments. SFAS No. 107 requires all entities to disclose the fair value of financial instruments (both assets and liabilities recognized and not recognized in the statements of financial condition) for which it is practicable to estimate the fair value, except those financial instruments specifically excluded by the Statement. Financial instruments are defined as cash, evidence of ownership in an entity, contracts that convey either a right to receive cash or other financial instrument or an obligation to deliver cash or other financial instruments, or contracts that convey the right or obligation to exchange financial instruments on potentially favorable or unfavorable terms. This disclosure should include the methods and assumptions used to estimate the fair value of a financial instrument or a class of financial instruments as well as why it is not practicable to estimate the fair value. This statement was adopted by the Company for fiscal year 1997 as was required for entities with assets of less than $150 million.

      The Company has a variety of financial instruments which include items recorded on the consolidated statement of financial condition and items which, by their nature, are not recorded on the consolidated statement of financial condition. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used by management, such as those concerning appropriate discount rates and estimates of future cash flows. Different assumptions could significantly affect the estimated fair value amounts presented below. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following table. Accordingly, the aggregated estimated fair value amounts presented do not represent the underlying value of the Company.

      This table summarizes the Company's disclosure of fair values of financial instruments made in accordance with the requirements of SFAS No. 107:

                                                            At June 30, 1997             At June 30, 1996
                                                        ------------------------      -----------------------
                                                         Carrying      Estimated      Carrying      Estimated
                                                         Amount       Fair Value      Amount       Fair Value
                                                        ----------   -----------      ----------   -----------
                                                                       (Dollars in thousands)
         ASSETS:
             Cash on hand and in banks                   $  5,807       $  5,807      $  4,535       $  4,535
             Securities--AFS                               17,621         17,621        13,504         13,504
             Securities--HTM                               44,157         44,250        52,822         52,858
             Loans receivable, net                         36,180         36,006        33,145         33,728

         LIABILITIES:
             Deposits                                      86,759         87,069        85,847         86,070
             Other liabilities and borrowed funds             119            119           159            159

      The following methods and assumptions were used by the Company in estimating the fair values provided above:

      Cash and Cash Equivalents

      The carrying value of highly liquid instruments, such as cash on hand and cash equivalents are considered to approximate their fair value.

      Securities Available for Sale and Securities Held to Maturity

      Substantially all of the Company's securities available for sale have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying value of accrued interest on these instruments approximates fair value.

      Loans Receivable, Net

      For loans with rates which are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair values for certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitizing transactions, adjusted for differences in loan characteristics. The fair values of other loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates fair values.

      Deposits

      The fair value of deposits with no stated maturity, such as interest and non-interest demand deposits, NOW accounts, savings accounts, and money market accounts, is, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of similar remaining maturities. The carrying amount of accrued interest payable on deposits approximates its fair value.

      OTHER LIABILITIES AND BORROWED FUNDS

      The carrying amount of accrued interest payable and advance payments by borrowers approximates its fair value.

      OFF-BALANCE-SHEET INSTRUMENTS

      Off-balance-sheet financial instruments include commitments to extend credit. The fair value of such commitments is negligible since the arrangements are at current rates, are for short periods, and there is no known credit exposure.


16.   ACQUISITION

      In May 1994, the Company completed the acquisition of the Centre, Alabama, branch of another financial institution. The acquisition was accounted for as a purchase of assets and assumption of liabilities. Under purchase accounting, the results of operations for the acquired branch, subsequent to the acquisition date, are included in the accompanying consolidated financial statements. In connection with the acquisition, the Company received cash of $18,194,009. The amount consists of the assumption of deposits of $19,034,472 less loans purchased of $507,504 and a core deposit premium of $344,341.

      The Company also entered into a lease of the branch building with the selling financial institution. The lease is an operating lease with a five year term through May 1999. Future minimum lease payments are $7,200 and $3,600 for fiscal years 1998 and 1999, respectively.

17.   PARENT COMPANY FINANCIAL STATEMENTS

      Separate condensed financial statements of The Southern Banc Company, Inc. (the "Parent Company") as of and for the years ended June 30, 1997 and 1996 are presented below:


                        STATEMENT OF FINANCIAL CONDITION

                             JUNE 30, 1997 AND 1996

                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                              1997         1996
                                                                            ---------    ---------
       ASSETS:
           Cash and cash equivalents                                         $ 2,128      $ 4,363

           Investment in subsidiary                                           14,895       15,399
           ESOP loan receivable                                                  932        1,027
           Other assets                                                           50           51
                                                                            --------     --------
                     Total assets                                            $18,005      $20,840
                                                                            ========      =======

       LIABILITIES:
           Other liabilities                                                 $    74      $   705
                                                                            --------     --------

       STOCKHOLDERS' EQUITY:
           Preferred stock                                                         0            0
           Common stock                                                           15           15
           Paid-in capital                                                    13,642       13,573
           Retained earnings                                                   9,253        9,702
           Unearned compensation                                              (1,917)      (2,117)
           Treasury stock                                                     (3,000)        (958)
           Unrealized loss on securities available for sale, net                 (62)         (80)
                                                                            --------     --------
                     Total stockholders' equity                               17,931       20,135
                                                                            --------     --------
                     Total liabilities and stockholders' equity              $18,005      $20,840
                                                                            ========     ========

                              STATEMENT OF INCOME

                  FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

                         (DOLLAR AMOUNTS IN THOUSANDS)


                                                                                           1997        1996
                                                                                           ----        ----
       INCOME FROM SUBSIDIARY:
           Dividends                                                                     $ 1,000      $    0
           Interest                                                                          165         194
                                                                                         -------      ------
                     Total income                                                          1,165         194
       OPERATING EXPENSE                                                                     110         197
                                                                                         -------      ------
       INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED
           CURRENT YEAR SUBSIDIARY EARNINGS                                                1,055          (3)


       INCOME TAXES                                                                           14          (1)
                                                                                         -------      ------
       INCOME BEFORE EQUITY IN UNDISTRIBUTED CURRENT YEAR
           SUBSIDIARY EARNINGS                                                             1,041          (2)


       DISTRIBUTION IN EXCESS OF CURRENT YEAR SUBSIDIARY EARNINGS                            899         577
                                                                                         -------      ------
                     Net income                                                          $   142      $  575
                                                                                         =======      ======

                            STATEMENT OF CASH FLOWS

                  FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

                         (DOLLAR AMOUNTS IN THOUSANDS)


                                                                                                 1997        1996
                                                                                                 ----        ----
       OPERATING ACTIVITIES:
           Net income                                                                          $   142    $     575
           Equity in undistributed current year earnings of subsidiary                            (101)        (577)
                                                                                               -------    ---------
                                                                                                    41           (2)
           Adjustments to reconcile net income to net cash provided by operating activities:
              (Increase) decrease in other assets                                                    1          (51)
              Increase (decrease) in other liabilities                                            (631)         705
                                                                                               -------    ---------
                      Net cash provided (used in) operating activities                            (589)         652
                                                                                               -------    ---------
       INVESTING ACTIVITIES:
           Cash dividend received from subsidiary                                                1,000            0
                                                                                               -------    ---------
                      Net cash provided by investing activities                                  1,000            0
                                                                                               -------    ---------
       FINANCING ACTIVITIES:
           Proceeds from issuance of common stock                                                    0       12,505
           Purchase of stock for stock plans                                                         0         (531)
           Purchase of Association's common stock                                                    0       (6,858)
           Capital contributions to subsidiary                                                     (68)           0
           Capital contributions to plan trust                                                     (46)          (5)
           Payments received on ESOP loan                                                           95          137
           Proceeds from exercise of stock options                                                   6            0
           Purchase of treasury stock                                                           (2,042)        (958)
           Dividends paid                                                                         (591)        (579)
                                                                                               -------    ---------
                      Net cash provided by (used in) financing activities                       (2,646)       3,711
                                                                                               -------    ---------
       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         (2,235)       4,363


       CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            4,363            0
                                                                                               -------    ---------
       CASH AND CASH EQUIVALENTS AT END OF YEAR                                                $ 2,128    $   4,363
                                                                                               =======    =========