Form 10KSB, Exhibit 13
period 1998-06-30
SOUTHERN BANC CO INC
filed 1998-09-25
CIK 946453

================================================================================


                                     1998

                          A N N U A L     R E P O R T


================================================================================


                        THE SOUTHERN BANC COMPANY, INC.

                [LETTERHEAD OF THE SOUTHERN BANC COMPANY, INC.]


     To Our Stockholders:


          We are happy to present the third annual report of The Southern Banc Company, Inc. We invite you to review the report and the Company's performance during fiscal 1998.

          The year was a good one. We significantly increased our loan production and increased net income in a period of declining interest rates. This was done while maintaining the Association's traditionally high asset quality, preserving the integrity of your investment and the safety of the depositors funds. We continue to carefully monitor our investments in an environment where the combination of optimism and competition might draw some into more treacherous areas.

          We appreciate your investment in The Southern Banc Company, Inc., and invite your continued support of First Federal, our core holding. We are confident of our sound financial condition and look to the future with great anticipation.

                                             Sincerely,

                                             /s/ James B. Little, Jr.

                                             James B. Little, Jr.

                        THE SOUTHERN BANC COMPANY, INC.


     The Southern Banc Company, Inc. (the "Company") was incorporated at the direction of management of First Federal Savings and Loan Association of Gadsden (the "Association") for the purpose of serving as a savings institution holding company of the Association upon the acquisition of all of the capital stock issued by the Association upon its conversion from mutual to stock form (the "Conversion") effective October 5, 1995. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision ("OTS"). At June 30, 1998, the Company had total assets of $105.1 million, deposits of $85.9 million and stockholders' equity of $18.6 million, or 17.67% of total assets.

     The Association was organized in 1936 as a federally chartered mutual savings and loan association, at which time it also became a member of the Federal Home Loan Bank ("FHLB") System and obtained federal deposit insurance. The Association currently operates through four banking offices located in Gadsden, Albertville, Guntersville and Centre, Alabama.

     The Association's business strategy has been to operate as a profitable and independent community-oriented savings institution dedicated to providing quality customer service. Generally, the Association has sought to implement this strategy by using retail deposits as its sources of funds and maintaining most of its assets in mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Government National Mortgage Association ("GNMA") and the Federal National Mortgage Association ("FNMA"), loans secured by owner-occupied one- to four-family residential real estate located in the Association's market area, U.S. government and agency securities, interest-earning deposits, cash and equivalents and consumer loans. The Association's business strategy incorporates the following key elements: (1) remaining a community-oriented financial institution while maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) attracting a relatively strong retail deposit base from the communities served by the Association's four banking offices; (3) maintaining asset quality by emphasizing investment in local residential mortgage loans, mortgage-backed securities and other securities issued or guaranteed by the U.S. government or agencies thereof; and (4) maintaining liquidity and capital substantially in excess of regulatory requirements.

     As a federally chartered savings institution, the Association is subject to extensive regulation by the OTS. The lending activities and other investments of the Association must comply with various federal regulatory requirements, and the OTS periodically examines the Association for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation ("FDIC") also has the authority to conduct special examinations. The Association must file reports with OTS describing its activities and financial condition and is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System ("Federal Reserve Board").

                            MARKET FOR COMMON STOCK
                        AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock began trading on the American Stock Exchange on October 5, 1995, under the symbol "SRN." At June 30, 1998, there were 1,230,313 shares of the Common Stock outstanding and approximately 336 stockholders of record.

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

     The following table sets forth information as to high and low sales prices of the Company's Common Stock and cash dividends declared per share of common stock for the calendar quarters indicated.

                                                Price Per Share                 Dividends Per Share
                                            ------------------------         -------------------------
                                            High              Low            Regular          Special
                                            ----              ---            -------          -------
FISCAL 1997
 First Quarter                              $13.500           $12.000        $.0875           $.1750
 Second Quarter                             $13.750           $12.250        $.0875           $   --
 Third Quarter                              $14.625           $13.250        $.0875           $   --
 Fourth Quarter                             $15.500           $14.250        $.0875           $   --

FISCAL 1998
 First Quarter                              $16.375           $15.313        $.0875           $   --
 Second Quarter                             $18.000           $16.125        $.0875           $   --
 Third Quarter                              $19.125           $16.500        $.0875           $   --
 Fourth Quarter                             $17.125           $15.500        $.0875           $   --

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                               YEAR ENDED JUNE 30,
                                                     --------------------------------------------------------------------
                                                       1998            1997         1996           1995          1994
                                                     -------         --------     --------       --------      --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Interest income...........................          $  7,418         $  7,513     $  7,702       $  7,016      $ 5,814
Interest expense..........................             4,519            4,534        4,679          4,261        3,330
                                                    --------         --------     --------       --------      -------
Net interest income.......................             2,899            2,979        3,023          2,755        2,484
Provision for loan losses.................                --               --           --             40           --
                                                    --------         --------     --------       --------      -------
Net interest income after provision
 for loan losses..........................             2,899            2,979        3,023          2,715        2,484
Noninterest income........................                92               92           77           (638)          69
Noninterest expense.......................             2,171            2,849        2,231          1,843        1,499
                                                    --------         --------     --------       --------      -------
Income before provision for income taxes..               820              222          869            234        1,054
Provision for income taxes................               277               79          294             75          358
                                                    --------         --------     --------       --------      -------
Net income................................          $    543         $    143     $    575       $    159      $   696
                                                    ========         ========     ========       ========      =======
Earnings per share (1)
   Basic..................................          $   0.51         $   0.13     $   0.34       $     --      $    --
                                                    ========         ========     ========       ========      =======
   Diluted................................          $   0.49         $   0.12     $   0.34       $     --      $    --
                                                    ========         ========     ========       ========      =======

                                                                                AT JUNE 30,
                                                     --------------------------------------------------------------------
                                                       1998            1997         1996           1995          1994
                                                     -------         --------     --------       --------      --------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA
Total assets..............................           $105,087        $105,434     $107,029       $101,773      $98,072
Loans receivable, net.....................             41,153          36,180       33,145         26,465       25,745
Securities:
  Available for sale......................             22,239          17,621       13,504         11,449       15,588
  Held to maturity........................             34,077          44,158       52,822         53,126       39,911
Deposits..................................             85,926          86,759       85,847         91,407       88,672
Stockholders' equity......................             18,570          17,931       20,135          9,757        9,109

                                                                               YEAR ENDED JUNE 30,
                                                     --------------------------------------------------------------------
                                                       1998            1997         1996           1995          1994
                                                     -------         --------     --------       --------      --------
KEY OPERATING DATA
Return on average assets..................               0.52%            0.14%      0.53%            0.16%         0.83%
Return on average equity..................               2.96             0.82       3.29             1.72          7.54
Average equity to average assets..........              17.43            16.58      16.17             9.27         11.03
Dividend payout ratio.....................              68.63           424.07     127.53               --            --
Number of offices.........................                  4                4          4                4             4

____________
(1) Earnings per share and dividend payout ratio are presented from the conversion date, October 5, 1995.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

          The principal business of the Association consists of accepting deposits from the general public through its main and branch offices and investing those funds in loans secured by one- to four-family residential properties located in the Association's primary market area. Due to the limited demand for one- to four-family mortgage loans in the Association's market area, the Association maintains a substantial portfolio of investment and mortgage-backed securities and originates a limited amount of consumer loans. The Association's mortgage-backed securities are all guaranteed as to principal and interest by GNMA, FHLMC or FNMA. The Association's securities portfolio consists primarily of U.S. Treasury notes and government agency securities, including agency notes. See "Business of the Association -- Investment Activities" for a description of these investments. The Association maintains a substantial amount in interest-bearing deposits in other banks, primarily an interest-bearing account with the FHLB of Atlanta. Although the Association has originated a limited amount of commercial real estate loans in the past, the Association is not currently seeking such loans.

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

POSSIBLE YEAR 2000 COMPUTER PROGRAM PROBLEMS

          A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900. All of the significant data processing of the Association that could be affected by this problem is provided by a third party service bureau. The service bureau of the Association has advised the Association that it expects to resolve this potential problem before the year 2000. However, if the service bureau is unable to resolve this potential problem in time, the Association would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a material adverse impact on the financial condition and results of operations of the Association.

          Risks to the Company if its computer systems are not year 2000 compliant include the inability to process customer deposits or checks drawn on the Association, inaccurate interest accruals and maturity dates of loans and time deposits, and the inability to update accounts for daily transactions. Other risks to the Company exist if certain of its vendors', suppliers' and customers' computer systems are not Year 2000 compliant. These risks include the inability of the Association to communicate with its third party service bureau if phone systems are not working, the interruption of business in the event of power outages, the inability of loan customers to comply with repayment terms if their businesses are interrupted, the inability to make payment for checks drawn on the Association, receive payment for checks deposited by the Association's customers, or invest excess funds if the Federal Home Loan Bank or correspondent banks are not Year 2000 compliant. The Company's most important mission critical system is the software and hardware responsible for maintaining and processing general ledger, deposits, and loan accounts. The Company's Year 2000 Compliance and Contingency Plans are structured in accordance with the OTS and the FFIEC guidelines. Remediation and testing efforts relating to the Year 2000 are on schedule and are expected to be completed by December 1998. The Company is in the process of contacting its key vendors, suppliers and customers to determine their Year 2000 compliance. The Company estimates that the cost of testing and updating its systems for Year 2000 compliance will not be material.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1998 AND JUNE 30, 1997

          Total assets decreased approximately $346,000, or 0.33%, from $105.4 million at June 30, 1997 to $105.1 million at June 30, 1998. During the period ended June 30, 1998, net loans increased approximately $5.0 million, or 13.74%, securities available for sale increased approximately $4.6 million, or 26.20%, and securities held to maturity decreased approximately $10.1 million or 22.83%. The decrease in securities held to maturity was primarily attributable to principal payments received during the period ended June 30, 1998.

          Cash and cash equivalents increased approximately $614,000, or 10.58%, from $5.8 million to $6.4 million at June 30, 1998. The increase in cash and cash equivalents was primarily attributable to the proceeds from maturities and principal payments on securities available for sale and held to maturity.

          Accrued interest and dividends receivable decreased approximately $24,000, or 3.20%, from $747,000 at June 30, 1997 to $723,000 at June 30, 1998.
Prepaid expenses and other assets decreased approximately $431,000 or 66.01% from $654,000 at June 30, 1997 to $222,000 at June 30, 1998.

          Total deposits decreased approximately $833,000, or 0.96%, from $86.8 million at June 30, 1997 to $85.9 million at June 30, 1998. Other liabilities during the period ended June 30, 1998 decreased approximately $152,000, 20.45%, from $744,000 at June 30, 1997 to $592,000 at June 30, 1998. This decrease was primarily attributable to a decrease in accrued federal and state income taxes.

          Total equity increased approximately $639,000, or 3.56%, from $17.9 million at June 30, 1997 to $18.6 million at June 30, 1998. This change was primarily attributable to an increase in retained earnings, additional paid-in capital, and amortization of unearned compensation, offset in part by the payment of dividends on the Common Stock. Treasury stock at June 30, 1998 was $3.0 million.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 1998 AND 1997

          The Company reported net income for the fiscal years ended June 30, 1998 and 1997 of $543,000 and $143,000, respectively. The increase in net income for the fiscal year ended June 30, 1998 was primarily attributable to a reduction in deposit insurance expense, offset in part by an increase in income tax expense. Net income during the fiscal year ended June 30, 1997 included the recognition of the special assessment imposed upon all institutions with deposits insured by the SAIF. This amounted to approximately $591,000, offset in part by a $214,000 reduction in income tax expense.

          Net Interest Income. Net interest income for the fiscal years ended June 30, 1998 and 1997 was $2.9 million and $3.0 million, respectively. Total interest income decreased approximately $96,000, or 1.27%, for the fiscal year ended June 30, 1998. Total interest expense decreased approximately $15,000 or 0.34% for the fiscal year ended June 30, 1998 compared with the fiscal year ended June 30, 1997.

          Provision for Loan Losses. No provision for loan losses was deemed necessary in either of the fiscal years ended June 30, 1998 or 1997. The allowance for loan losses is based on management's evaluation of possible loan losses inherent in the Association's loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

          Non-interest Income. Non-interest income was approximately $92,000 for the fiscal years ended June 30, 1998 and June 30, 1997.

          Non-Interest Expense. Non-interest expense decreased approximately $678,000, or 23.81%, for the fiscal year ended June 30, 1998 from $2.8 million to $2.2 million. This decrease was primarily attributable to the reduction in deposit insurance expense related to the recognition of the special assessment imposed by the SAIF in the amount of $591,000 during the fiscal year ended June 30, 1997. Salaries and employee benefits remained level at approximately $1.4 million for the fiscal years ended June 30, 1998 and 1997. Other operating expenses decreased by approximately $25,000 or 4.12% for the fiscal year ended June 30, 1998.

          Provision for Income Taxes. During the fiscal year ended June 30, 1998, the provision for income tax expense increased approximately $198,000 or 248.96%. This increase was primarily attributable to a reduction in deposit insurance expense related to the absence of any SAIF special assessment in the amount of $591,000 during the fiscal year June 30, 1998.

          Liquidity and Capital Resources. As a holding company, the Company conducts its business through its subsidiary, the Association. The Association is required to maintain minimum levels of liquid assets as defined by regulations of the OTS. The requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4.0%. The Association's average liquidity ratio well exceeded the required minimums at and during the fiscal year ended June 30, 1998. The Association adjusts its liquidity levels in order to meet funding needs of deposit outflows, repayment of borrowings and loan commitments. The Association also adjusts liquidity as appropriate to meet its asset and liability management objectives.

          The Association's primary sources of funds are deposits, payment of loans and mortgage-backed securities, maturities of investment securities and other investments. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Association invests in short-term interest-earning assets which provide liquidity to meet lending requirements.

          The Association is required to maintain certain levels of regulatory capital. At June 30, 1998, the Association exceeded all minimum regulatory capital requirements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 1997 AND 1996

          The Association reported net income for the fiscal years ended June 30, 1997 and 1996 of $143,000 and $575,000, respectively. The decrease in the net income during the year was primarily attributable to the recognition of the one-time special assessment of approximately $591,000 by the FDIC, offset in part by a $214,000 reduction in income tax expense.

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

          Non-interest Expense. Non-interest expense increased $618,000 or 27.70% for the fiscal year ended June 30, 1998 from $2.2 million to $2.8 million at June 30, 1996 and 1997, respectively. This increase was primarily attributable to the recognition of the one-time special assessment by the FDIC in the amount of $591,000. Salaries and employee benefits increased $102,000 or 7.68% for the fiscal year ended June 30, 1997 compared with the fiscal year ended June 30, 1996. This increase is primarily attributable to the expenses related to the establishment of certain employee benefit plans, subsequent to the conversion. Other operating expenses increased $29,000 or 5.06% for the fiscal year ended June 30, 1997. This increase was primarily attributable to operating expenses relating to the operation of the holding company and professional fees associated with back-office operational improvements.

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

          Historically, the Association measured its interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, the OTS now requires the Association to measure its interest rate risk by computing estimated changes in the net present value of its cash flows from assets, liabilities and off-balance sheet items ("NPV") in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Association's NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. The Association's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the Association's estimated NPV of 25%, 50%, 77% and 93% and 25%, 35%, 50% and 50% in the event of 1%, 2%, 3% and 4% increases and decreases in market interest
rates, respectively.   At June 30, 1998, based on the most recent information
provided by the OTS, it was estimated that the Association's NPV would decrease 9%, 19%, 30% and 41% and increase 6%, 11%, 16% and 21% in the event of 1%, 2%,
3% and 4% increases and decreases in market interest rates, respectively. These calculations indicate that the Association's net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Association's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Association's interest-bearing liabilities would be expected to mature or reprice more quickly than the Association's interest-earning assets.

          While management cannot predict future interest rates or their on the Association's NPV or net interest income, management does not expect current interest rates to have a material adverse effect on the Association's NPV or net interest income in the future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. Finally, virtually all of the adjustable rate loans in the Association's portfolio contain conditions which restrict the periodic change in interest rate.

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

          The table also presents information for the periods indicated and at June 30, 1998 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

                                                                                Year Ended June 30,
                                 ---------------------------------------------------------------------------------------------------

                                           1998                                          1997                           1996
                                 ---------------------------------------   -----------------------------  --------------------------

                                                                 Average                        Average                      Average

                                       Average                    Yield/    Average              Yield/   Average             Yield/

                                       Balance         Interest    Cost     Balance   Interest    Cost    Balance   Interest  Cost
                                 --------------------  --------  --------  ---------  ---------  -------  --------  --------  ------
                                                                           (Dollars in thousands)
Interest-earning assets:
  Loans receivable.............             $ 38,751     $3,081     7.95%  $ 34,149    $ 2,734     8.01%  $ 30,183    $2,467  8.17%
  Securities...................               58,426      4,046     6.92     62,113      4,491     8.04     68,460     4,814  7.03
  Other interest-earning assets                6,252        291     4.65      7,518        288     3.82      6,436       420  6.53
                                            --------     ------            --------    -------            --------    ------
    Total interest-earning
     assets....................              103,429      7,418     7.17    103,780      7,513     7.24    105,079     7,701  7.33
Non-interest-earning assets....                1,844                          1,751                          3,083
                                            --------                       --------                       --------
    Total assets...............             $105,273                       $105,531                       $108,162
                                            ========                       ========                       ========

Interest-bearing liabilities:
  Deposits.....................             $ 85,262      4,519     5.30   $ 86,743      4,534     5.23   $ 88,785     4,679  5.27
                                            --------     ------            --------    -------            --------    ------
     Total interest-bearing
      liabilities..............               85,262      4,519     5.30     86,743      4,534     5.23     88,785     4,679  5.27
                                                         ------                        -------                        ------
Non-interest-bearing
 liabilities...................                1,667                          1,286                          1,886
                                            --------                       --------                        -------
    Total liabilities..........                                              88,029                         90,671
Equity.........................               18,344                         17,502                         17,491
                                            --------                       --------                        -------
    Total liabilities and
     equity....................             $105,273                       $105,531                       $108,162
                                            ========                       ========                       ========
Net interest income............                         $ 2,899                        $ 2,979                        $3,022
                                                        =======                        =======                        ======
Interest rate spread...........                                     1.87%                          2.01%                      2.06%
                                                                  ======                         ======                     ======
Net interest margin............                                     2.80%                          2.87%                      2.88%
                                                                  ======                         ======                     ======
Ratio of average
 interest-earning
  assets to average
   interest-bearing
  liabilities..................                                   121.31%                        119.64%                    118.35%
                                                                  ======                         ======                     ======

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

                                                                    Year Ended June 30,
                                          ---------------------------------------------------------------------------
                                                1998      vs.     1997               1997         vs.        1996
                                          ---------------------------------      ------------------------------------
                                                   Increase (Decrease)                   Increase (Decrease)
                                                         Due to                                Due to
                                          ---------------------------------      ------------------------------------
                                          Rate          Volume        Total      Rate          Volume           Total
                                          ----          ------        -----      ----          ------           -----
                                                                        (In thousands)
Interest income:
  Loans.................................  $ (19)        $ 366         $ 347      $ (49)        $ 316            $ 267
  Securities............................   (185)         (260)         (445)       141          (464)            (323)
  Other interest-earning assets.........     14           (11)            3       (223)           91             (132)
                                          -----         -----         -----      -----         -----            -----
    Total interest-earning assets.......   (190)           95           (95)      (131)          (57)            (188)
                                          -----         -----         -----      -----         -----            -----

Interest expense:
  Deposits..............................     68           (83)          (15)       (38)         (107)            (145)
                                          -----         -----         -----      -----         -----            -----
    Total interest-bearing liabilities..     68           (83)          (15)       (38)         (107)            (145)
                                          -----         -----         -----      -----         -----            -----

Change in net interest income...........  $(258)        $ 178         $ (80)     $ (93)        $  50            $ (43)
                                          =====         =====         =====      =====         =====            =====

LIQUIDITY AND CAPITAL RESOURCES

          The Association continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 1998 the Association had approximately $6.4 million in cash on hand and interest-bearing deposits in other banks which represented 6.11% of total assets. At June 30, 1998, the Association's level of liquid assets, as measured for regulatory compliance purposes was 26.02%, or $19.1 million, in excess of the minimum liquidity requirement of 4%.

          At June 30, 1998 the Association had $18.6 million of total equity or 17.67% of total assets. The Association continues to exceed its regulatory capital requirement ratios at June 30, 1998. Tangible capital and core capital were $15.8 million, which represented 14.9% of adjusted total assets and risk-based capital was $15.8 million which represented 56.9% of total risk-weighted assets at June 30, 1998. Such amounts exceeded the minimum required ratios of 1.5%, 3.0% and 8.0%, respectively by 13.4%, 11.9% and 48.9%, respectively. At June 30, 1998, the Association continued to meet the definition of a "well-capitalized" institution the highest of the five categories under the prompt corrective action standards adopted by the OTS.

                      [Letterhead of Arthur Andersen LLP]



                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Southern Banc Company, Inc.:

We have audited the accompanying consolidated statements of financial condition of THE SOUTHERN BANC COMPANY, INC. (a Delaware corporation) AND SUBSIDIARY as of June 30, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and Subsidiary as of June 30, 1998 and 1997 and the results of their operations and cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


                                         /s/ Arthur Andersen LLP


Birmingham, Alabama
July 31, 1998

                                                  THE SOUTHERN BANC COMPANY, INC.

                                          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                      JUNE 30, 1998 AND 1997


                             ASSETS                                           1998                1997
--------------------------------------------------                        --------------     --------------
CASH AND EQUIVALENTS:
    Cash on hand and in other banks                                        $   1,171,354      $   1,074,824
    Interest-bearing deposits in other banks                                   5,250,164          4,732,376
                                                                           -------------      -------------
                                                                               6,421,518          5,807,200
                                                                           -------------      -------------

SECURITIES AVAILABLE FOR SALE                                                 22,238,866         17,621,290

SECURITIES HELD TO MATURITY (fair values
    of $34,811,021 and $44,249,863, respectively)                             34,077,096         44,157,426


LOANS RECEIVABLE, net                                                         41,153,338         36,180,396

PREMISES AND EQUIPMENT, net                                                      251,373            266,737

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE                                        723,024            746,900

PREPAID EXPENSES AND OTHER ASSETS                                                222,142            653,577
                                                                           -------------      -------------
              Total assets                                                 $ 105,087,357      $ 105,433,526
                                                                           =============      =============

              LIABILITIES AND STOCKHOLDERS' EQUITY                            1998                1997
              ------------------------------------                         -------------      -------------
DEPOSITS                                                                   $  85,925,834      $  86,758,713

OTHER LIABILITIES:
    Accrued interest payable                                                      59,106             45,029
    Advance payments by borrowers for taxes
       and insurance                                                              60,797             74,029
    Taxes payable                                                                213,504            506,814
    Other                                                                        258,182            117,755
                                                                           -------------       ------------
              Total liabilities                                               86,517,423         87,502,340
                                                                           -------------       ------------
COMMITMENTS AND CONTINGENCIES (Note 15)

STOCKHOLDERS' EQUITY:
    Preferred stock, par value $.01 per share; 500,000
       shares authorized; shares issued and outstanding--none                          0                  0
    Common stock, par value $.01 per share; 3,500,000 shares
       authorized; 1,454,750 shares issued                                        14,548             14,548
    Additional paid-in capital                                                13,676,507         13,642,623
    Retained earnings                                                          9,433,341          9,253,350
    Unearned compensation                                                     (1,601,861)        (1,917,094)
    Treasury stock at cost, 224,437 shares in 1998 and 1997                   (3,000,128)        (3,000,128)
    Unrealized gain (loss) on securities available for sale, net                  47,527            (62,113)
                                                                           -------------       ------------
              Total stockholders' equity                                      18,569,934         17,931,186
                                                                           -------------       ------------
              Total liabilities and stockholders' equity                    $105,087,357       $105,433,526
                                                                           =============       ============

 The accompanying notes are an integral part of these consolidated statements.

                        THE SOUTHERN BANC COMPANY, INC.


                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE YEARS ENDED JUNE 30, 1998, 1997, AND 1996



                                                                           1998            1997            1996
                                                                        ----------      ----------      ----------
INTEREST INCOME:
   Interest and fees on loans                                           $3,080,942      $2,734,183      $2,466,817
   Interest and dividends on securities available for sale               1,253,456       1,005,783         790,809
   Interest and dividends on securities held to maturity                 2,792,400       3,485,439       4,023,246
   Other interest income                                                   290,785         287,880         420,827
                                                                        ----------      ----------      ----------
         Total interest income                                           7,417,583       7,513,285       7,701,699

INTEREST EXPENSE ON DEPOSITS                                             4,518,576       4,533,837       4,679,246
                                                                        ----------      ----------      ----------
         Net interest income                                             2,899,007       2,979,448       3,022,453

PROVISION FOR LOAN LOSSES                                                        0               0               0
                                                                        ----------      ----------      ----------
         Net interest income after provision for
           loan losses                                                   2,899,007       2,979,448       3,022,453
                                                                        ----------      ----------      ----------
NONINTEREST INCOME:
   Customer service fees                                                    88,523          90,643          77,420
   Miscellaneous income, net                                                 3,277           1,171               0
                                                                        ----------      ----------      ----------
         Total noninterest income (expense)                                 91,800          91,814          77,420
                                                                        ----------      ----------      ----------
NONINTEREST EXPENSE:
   Salaries and employee benefits                                        1,400,837       1,429,250       1,327,274
   Office building and equipment expense                                    91,264         101,256         120,975
   Deposit insurance expense                                                55,657         712,962         213,229
   Loss on sale of REO                                                           0           7,288               0
   Other expense                                                           623,121         598,484         569,664
                                                                        ----------      ----------      ----------
         Total noninterest expense                                       2,170,879       2,849,240       2,231,142
                                                                        ----------      ----------      ----------
         Income before provision for income taxes                          819,928         222,022         868,731

PROVISION FOR INCOME TAXES                                                 277,043          79,391         293,658
                                                                        ----------      ----------      ----------
         Net income                                                     $  542,885      $  142,631      $  575,073
                                                                        ==========      ==========      ==========
EARNINGS PER SHARE
   Basic                                                                      $.51            $.13            $.34
                                                                        ==========      ==========      ==========
   Diluted                                                                    $.49            $.12            $.34
                                                                        ==========      ==========      ==========



 The accompanying notes are an integral part of these consolidated statements.

                        THE SOUTHERN BANC COMPANY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               FOR THE YEARS ENDED JUNE 30, 1998, 1997, AND 1996

                                                                                           ADDITIONAL
                                                                                COMMON      PAID-IN      RETAINED      UNEARNED
                                                                                 STOCK      CAPITAL      EARNINGS    COMPENSATION
                                                                                -------   -----------   ----------   ------------
BALANCE, JUNE 30, 1995                                                          $     0   $         0   $9,706,101   $          0

  Net income                                                                          0             0      575,073              0
  Issuance of common stock                                                       14,548    13,653,822            0     (1,163,800)
  Change in unrealized gain (loss) on securities available for sale, net              0             0            0              0
  Purchase of treasury stock, at cost                                                 0             0            0              0
  Repurchase of stock for stock plan trusts                                           0      (105,790)           0     (1,117,665)
  Amortization of unearned compensation                                               0        27,084            0        168,097
  Valuation adjustment on unallocated stock plan shares                               0        (2,310)           0          2,310
  Contributions to stock plans                                                        0             0            0         (6,335)
  Dividends declared ($.4375 per share)                                               0             0     (579,203)             0
                                                                                 ------   -----------   ----------    -----------
BALANCE, JUNE 30, 1996                                                           14,548    13,572,806    9,701,971     (2,117,393)

  Net income                                                                          0             0      142,631              0
  Purchase of treasury stock, at cost                                                 0             0            0              0
  Amortization of unearned compensation                                               0        34,045            0        275,135
  Dividends declared ($.525 per share)                                                0             0     (591,252)             0
  Valuation adjustment on unallocated stock plan shares                               0        35,772            0        (35,772)
  Contributions to stock plan trusts                                                  0             0            0        (45,434)
  Exercise of stock options (545 shares)                                              0             0            0          6,370
  Change in unrealized gain (loss) on securities available for sale, net              0             0            0              0
                                                                                -------   -----------   ----------    -----------
BALANCE, JUNE 30, 1997                                                           14,548    13,642,623    9,253,350     (1,917,094)

  Net income                                                                          0             0      542,885              0
  Amortization of unearned compensation                                               0        32,470            0        237,758
  Dividends declared ($.35 per share)                                                 0             0     (362,894)             0
  Valuation adjustment on unallocated stock plan shares                               0         1,414            0         (1,414)
  Exercise of stock options (8,599 shares)                                            0             0            0        100,489
  Contributions to stock plan trusts                                                  0             0            0        (21,600)
  Change in unrealized gain (loss) on securities available for sale, net              0             0            0              0
                                                                                -------   -----------   ----------    -----------
BALANCE, JUNE 30, 1998                                                          $14,548   $13,676,507   $9,433,341    $(1,601,861)
                                                                                =======   ===========   ==========    ===========

                                                                                    TREASURY     UNREALIZED
                                                                                     STOCK       GAIN (LOSS)       TOTAL
                                                                                  -----------    ----------     -----------
BALANCE, JUNE 30, 1995                                                            $         0    $   51,316     $ 9,757,417

  Net income                                                                                0             0         575,073
  Issuance of common stock                                                                  0             0      12,504,570
  Change in unrealized gain (loss) on securities available for sale, net                    0      (130,903)       (130,903)
  Purchase of treasury stock, at cost                                                (957,590)            0        (957,590)
  Repurchase of stock for stock plan trusts                                                 0             0      (1,223,455)
  Amortization of unearned compensation                                                     0             0         195,181
  Valuation adjustment on unallocated stock plan shares                                     0             0               0
  Contributions to stock plans                                                              0             0          (6,335)
  Dividends declared ($.4375 per share)                                                     0             0        (579,203)
                                                                                  -----------    ----------     -----------
BALANCE, JUNE 30, 1996                                                               (957,590)      (79,587)     20,134,755

  Net income                                                                                0             0         142,631
  Purchase of treasury stock, at cost                                              (2,042,538)            0      (2,042,538)
  Amortization of unearned compensation                                                     0             0         309,180
  Dividends declared ($.525 per share)                                                      0             0        (591,252)
  Valuation adjustment on unallocated stock plan shares                                     0             0               0
  Contributions to stock plan trusts                                                        0             0         (45,434)
  Exercise of stock options (545 shares)                                                    0             0           6,370
  Change in unrealized gain (loss) on securities available for sale, net                    0        17,474          17,474
                                                                                  -----------    ----------     -----------
BALANCE, JUNE 30, 1997                                                             (3,000,128)      (62,113)     17,931,186

  Net Income                                                                                0             0         542,885
  Amortization of unearned compensation                                                     0             0         270,228
  Dividends declared ($.35 per share)                                                       0             0        (362,894)
  Valuation adjustment on unallocated stock plan shares                                     0             0               0
  Exercise of stock options (8,599 shares)                                                  0             0         100,489
  Contributions to stock plan trusts                                                        0             0         (21,600)
  Change in unrealized gain (loss) on securities available for sale, net                    0       109,640         109,640
                                                                                  -----------    ----------     -----------
BALANCE, JUNE 30, 1998                                                            $(3,000,128)   $   47,527     $18,569,934
                                                                                  ===========    ==========     ===========

 The accompanying notes are an integral part of these consolidated statements.

                        THE SOUTHERN BANC COMPANY, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED JUNE 30, 1998, 1997, AND 1996

                                                                                 1998           1997          1996
                                                                             ------------   ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                 $    542,885   $   142,631   $    575,073
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation                                                                46,176        48,391         62,568
       Amortization (accretion), net                                              (15,581)       56,293          7,884
       Amortization of intangible asset                                            38,847        46,356         49,706
       Amortization of unearned compensation                                      270,228       309,180        195,181
       Loss on sale of real estate owned, net                                           0         7,288              0
       Provision for loan losses                                                        0             0              0
       Deferred income tax provision (benefit)                                     31,167      (105,788)        44,747
  Change in assets and liabilities:
    (Increase) decrease in accrued interest and
       dividends receivable                                                        23,876       109,481       (108,950)
    (Increase) decrease in prepaid expenses and other assets                      392,588     1,188,958        221,929
    Increase (decrease) in accrued interest payable                                14,077       (14,136)        (6,751)
    Increase (decrease) in income taxes payable                                  (346,299)      461,363       (123,645)
    Increase (decrease) in other liabilities                                      140,427      (633,797)       645,507
                                                                             ------------   -----------   ------------
          Net cash provided by operating activities                             1,138,391     1,616,220      1,563,249
                                                                             ------------   -----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale                                  (12,304,906)   (6,728,677)    (7,714,153)
  Proceeds from sale of real estate owned                                               0        13,808              0
  Proceeds from maturities and principal payments on securities
     available for sale                                                         7,808,031     2,641,104      3,962,049
  Purchases of securities held to maturity                                     (5,004,063)     (728,320)   (13,600,221)
  Proceeds from maturities and principal payments on securities
     held to maturity                                                          15,110,735     9,368,961     13,891,264
  Purchase of loans                                                              (685,400)     (291,151)    (4,178,768)
  Net increase in loans                                                        (4,287,542)   (2,796,725)    (2,501,051)
  Capital expenditures                                                            (30,812)      (36,040)        (8,292)
                                                                             ------------   -----------   ------------
          Net cash provided by (used in) investing activities                     606,043     1,442,960    (10,149,172)
                                                                             ------------   -----------   ------------

                                                                                 1998           1997          1996
                                                                             ------------   ------------ ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock                                 $         0    $        0   $12,504,570
  Contributions to stock plan trusts                                             (21,600)      (45,434)       (6,335)
  Repurchase of common stock for stock plans                                           0             0    (1,223,455)
  Purchase of treasury stock                                                           0    (2,042,538)     (957,590)
  Dividends paid                                                                (362,894)     (591,252)     (579,203)
  Increase (decrease) in deposits, net                                          (832,879)      912,113    (5,560,200)
  Increase (decrease) in advance payments by borrowers
      for taxes and insurance                                                    (13,232)      (25,787)      (48,462)
  Proceeds from exercise of stock options                                        100,489         6,370             0
                                                                             -----------   -----------   -----------
            Net cash provided by (used in) financing activities               (1,130,116)   (1,786,528)    4,129,325
                                                                             -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                                    614,318     1,272,652    (4,456,598)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                 5,807,200     4,534,548     8,991,146
                                                                             -----------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                     $ 6,421,518   $ 5,807,200   $ 4,534,548
                                                                             ===========   ===========   ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for:
    Income taxes, net of refund received                                     $   224,222   $   104,679   $   427,767
                                                                             ===========   ===========   ===========

    Interest                                                                 $ 4,504,499   $ 4,547,973   $ 4,685,997
                                                                             ===========   ===========   ===========
  Noncash transactions:
    Transfer of matured securities to prepaid expenses
       and other assets                                                      $         0   $         0   $ 1,500,000
    Real estate owned, obtained through foreclosure                                    0        21,096             0
    Change in unrealized net gain (loss) on securities
       available for sale, net of deferred taxes (benefit)                       109,640        17,474      (130,903)
                                                                             ===========   ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                        THE SOUTHERN BANC COMPANY, INC.


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JUNE 30, 1998 AND 1997

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

   Securities designated as held to maturity are carried at amortized cost, as the Company has both the ability and management has the positive intent to hold these securities to maturity. The Company had no securities classified as trading at June 30, 1998 and 1997.

   Amortization of premiums and accretion of discounts on mortgage-backed securities and other investments are computed using the level yield method and the straight-line method, respectively. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

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

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures, as of July 1, 1995. SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance. The Company had previously measured the allowance for loan losses using methods similar to those prescribed in SFAS No. 114. Accordingly, as a result of adopting these statements, no additional provision to the allowance for loan losses was required as of July 1, 1995. Because the Company's loan portfolio consists primarily of one-to-four family residential mortgages and consumer installment loans, which are exempt from SFAS No. 114 when evaluated collectively for impairment, as is done by the Company, the Company had no loans designated as impaired under the provisions of SFAS No. 114 at June 30, 1998.

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

   REAL ESTATE OWNED

   Real estate owned is recorded at the fair value of the property, less estimated costs of disposition. Any excess of the recorded investment over fair value of the property is charged to the allowance for loan losses at the time of foreclosure. Costs relating to improvement of property incurred subsequent to acquisition are capitalized, whereas costs relating to the holding of property are expensed. The amounts expensed in 1998 and 1997 were $0 and $808, respectively. There were no amounts capitalized in either year.

   Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Future declines in fair value of the asset, less cost of disposition, below its carrying amount increases the valuation allowance account. Future increases in fair value of the asset, less costs of disposition, above its carrying amount reduce the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance are charged or credited to income. The Association had no real estate owned at June 30, 1998 and 1997.

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

   CORE DEPOSIT PREMIUM

   The premium paid to acquire the deposits of another financial institution has been shown as an intangible asset and is included in Prepaid expenses and other assets in the accompanying consolidated statements of financial condition. This net core deposit premium ($137,235 and $176,082 at June 30, 1998 and 1997, respectively) is being amortized using an accelerated method over a ten year period which approximates the expected lives of the purchased deposit relationships (amortization expense of $38,847, $46,356, and $49,706 in fiscal years 1998, 1997, and 1996, respectively).

   STATEMENTS OF CASH FLOWS

   For purposes of the consolidated statements of cash flows, the Company considers Cash on hand and in other banks and Interest-bearing deposits in other banks to be cash and cash equivalents.

   PENDING ACCOUNTING PRONOUNCEMENTS

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting of Comprehensive Income. This Statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of financial statements. This Statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income, be reported in financial statements and be displayed with the same prominence as other financial statements. This Statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

   In June 1997, FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This Statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This Statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application comparative information for earlier years is to be restated.

   In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits. This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful and suggests combined formats for presentation of pension and other postretirement benefit disclosures. This Statement is effective for fiscal years beginning after December 15, 1997. Earlier application is encouraged. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available, in which case the notes to the financial statements should include all available information and a description of the information not available.

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this Statement should be as of the beginning of an entity's fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of this Statement. Earlier application of all of the provisions of this Statement is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. This Statement should not be applied retroactively to financial statements of prior periods.

   Management believes there will be no material effect on the consolidated financial statements from the adoption of these pronouncements.

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

3. INTEREST-RATE SENSITIVITY

   Fixed-rate mortgage loans and mortgage-backed securities comprise a substantial portion of the Association's interest-earning assets (approximately 70% at June 30, 1998), while its principal source of funds consists of savings deposits with maturities of three years or less (79%). Because of the short-term nature of the savings deposits, their cost generally reflects returns currently available in the market. Accordingly, the Association's savings deposits have a high degree of interest-rate sensitivity while its earning assets are relatively fixed and are much less sensitive to changes in current market rates. Therefore, changes in market interest rates tend to directly affect the level of net interest income related to such earning assets.

   At June 30, 1998, based on information provided by the OTS it was estimated that the Association's net portfolio value ("NPV") (the net present value of the Association's cash flows from assets, liabilities, and off-balance sheet items) would decrease 9%, 19%, 30%, and 41%, and increase 6%, 11%, 16%, and 21% in the event of 1%, 2%, 3%, and 4% increases and decreases in market interest rates, respectively. These calculations indicate that the Association's NPV could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. In order to mitigate its interest rate risk, the Association maintains substantial liquidity and capital levels that management believes are sufficient to sustain unfavorable movements in market interest rates.

   Capital requirements continue to be under study by the OTS. Management continues to monitor these requirements and contemplated changes and believes that the Association will continue to exceed its regulatory minimum requirements. As a result of the Association's exposure to interest rate risk, the OTS will continue to monitor the Association's interest rate risk management strategy and activities.

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

   Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table which follows) of Total and Tier 1 capital (as defined in the regulations) to Risk-weighted assets (as defined), and of Tier 1 capital (as defined) to Average assets (as defined). Management believes, as of June 30, 1998 and 1997, that the Association meets all capital adequacy requirements to which it is subject.

   As of June 30, 1998 and 1997, the most recent notification from the regulatory authorities categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum Total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table which follows.

   Actual capital amounts and ratios are presented in the table below for the
   Association:

                                                                                                 FOR CAPITAL ADEQUACY
                                                                              ACTUAL                  PURPOSES
                                                                          -----------------   -------------------------
                                                                          AMOUNT     RATIO       AMOUNT          RATIO
                                                                          -------   -------   -----------     ---------
                                                                                                (Dollars in thousands)
JUNE 30, 1998:
Total capital (to risk weighted assets)                                   $15,845     56.9%        $2,228           8.0%

   Tier 1 (core)  capital (to risk weighted assets)                        15,769     56.6            N/A           N/A

   Tier 1 (core) capital (to adjusted total assets)                        15,769     14.9          3,165           3.0

   Tangible capital (to adjusted total assets)                             15,769     14.9          1,583           1.5

JUNE 30, 1997:
   Total capital (to risk weighted assets)                                $14,857     60.7%        $1,956           8.0%

   Tier 1 (core)  capital (to risk weighted assets)                        14,781     60.4            N/A           N/A

   Tier 1 (core) capital (to adjusted total assets)                        14,781     14.0          3,165           3.0

   Tangible capital (to adjusted total assets)                             14,781     14.0          1,580           1.5

                                                                                 TO BE WELL
                                                                             CAPITALIZED UNDER
                                                                             PROMPT CORRECTIVE
                                                                             ACTION PROVISIONS
                                                                             -----------------
                                                                              AMOUNT     RATIO
                                                                             --------  -------
                                                                           (Dollars in thousands)
JUNE 30, 1998:
Total capital (to risk weighted assets)                                        $2,785     10.0

   Tier 1 (core)  capital (to risk weighted assets)                             1,671      6.0

   Tier 1 (core) capital (to adjusted total assets)                             5,276      5.0

   Tangible capital (to adjusted total assets)                                    N/A      N/A

JUNE 30, 1997:
   Total capital (to risk weighted assets)                                     $2,446     10.0

   Tier 1 (core)  capital (to risk weighted assets)                             1,467      6.0

   Tier 1 (core) capital (to adjusted total assets)                             5,275      5.0

   Tangible capital (to adjusted total assets)                                    N/A      N/A

   The following table is a reconcilitation of the Association's stockholder's equity to Tangible, Tier 1, and Risk-based capital as required by the OTS:

                                                                                              1998          1997
                                                                                           ----------     ---------
                                                                                               (In thousands)
          Stockholder's equity                                                              $ 15,953        $ 14,895
          Intangible assets                                                                     (137)           (176)
          Unrealized (gain) loss on securities available
            for sale                                                                             (47)             62
                                                                                           ----------      ---------
                     Tangible and Tier 1 capital                                              15,769          14,781
          Allowance for loan losses                                                               76              76
                                                                                           ----------      ---------
                     Total risk based capital                                               $ 15,845        $ 14,857
                                                                                           ==========      =========

          Total assets                                                                      $105,105        $105,451
          Adjusted total assets                                                              105,511         105,337
          Total risk weighted assets                                                          27,845          24,456

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

   The Company's principal source of funds for dividend payments is dividends from the Association. Certain restrictions exist regarding the ability of the Association to pay dividends to the Company. At July 1, 1998, dividend payments by the Association were subject to regulatory approval.

 5. EARNINGS PER SHARE

   In 1998, the Company adopted SFAS No. 128, Earnings Per Share, effective December 15, 1997. Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended June 30, 1998, 1997, and 1996. Diluted earnings per share for the years ended June 30, 1998, 1997, and 1996, were computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Management Recognition Plan ("MRP") and the Stock Option Plan, based on the treasury stock method using an average fair market value of the stock during the respective periods. As a result, the Company's reported earnings per share for 1997 and 1996 were restated. Earnings per share for the period from October 5, 1995, the date of Conversion, to June 30, 1996, have been computed based on the earnings during that period and on the weighted average number of shares of common stock and common stock equivalents outstanding during that period. The weighted average number of shares used for the period from October 5, 1995 through June 30, 1996, was 1,340,743.

   The following table represents the earnings per share calculations for the years ended June 30, 1998, 1997, and 1996 accompanied by the effect of this accounting change on previously reported earnings per share:

                                                                                                                 PER SHARE
                                                                                 INCOME         SHARES            AMOUNT
                                                                              ---------       ----------      ------------
1998:
   Net income                                                                  $542,885
   Basic earnings per share:
      Income available to common shareholders                                   542,885        1,061,133              $.51
                                                                                                              ============
   Diluted securities:
      Management recognition plan shares                                              0           24,449
      Incentive stock option plan shares                                              0           33,031
                                                                              ---------       ----------
   Dilued earnings per share:
      Income available to common shareholders plus assumed conversions
                                                                               $542,885        1,118,613              $.49
                                                                              =========       ==========      ============

                                                                                                               Per Share
                                                                               Income           Shares           Amount
                                                                              ---------       ----------      ------------
1997:
   Net income                                                                  $142,631
   Basic earnings per share:
      Income available to common shareholders                                   142,631        1,095,959              $.13
                                                                                                              ============
   Diluted securities:
      Management recognition plan shares                                              0           32,590
      Incentive stock option plan shares                                              0           23,974
                                                                              ---------       ----------
   Diluted earnings per share:
      Income available to common shareholders plus assumed conversions
                                                                               $142,631        1,152,523              $.12
                                                                              =========       ==========      ============

                                                                                                                Per Share
                                                                                Income          Shares            Amount
                                                                              ---------       ----------      ------------
1996:
   Net income from October 5, 1995 (date of conversion)                        $455,853
   Basic earnings per share:
      Income available to common shareholders                                   455,853        1,326,039              $.34
                                                                                                              ============
   Diluted securities:
      Management recognition plan shares                                              0           14,236
      Incentive stock option plan shares                                              0              469
                                                                              ---------       ----------
   Diluted earnings per share:
      Income available to common shareholders plus assumed conversions
                                                                               $455,853        1,340,744              $.34
                                                                              =========       ==========      ============

  Changes in previously reported earnings per share were as follows for the years ended June 30, 1997 and 1996:

                                                        1997         1996
                                                        -----       -----

          Earnings per share, as reported               $ .12       $ .34
          Earnings per share, as amended:
           Basic                                          .13         .34
           Diluted                                        .12         .34

6. EMPLOYEE RETIREMENT AND SAVINGS PLANS

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

   Expense related to the ESOP was approximately $166,000 and $170,000 for 1998 and 1997, respectively, a significant portion of which was to provide for individuals' service prior to Conversion. Unearned compensation related to the ESOP was approximately $757,000 and $891,000 at June 30, 1998 and 1997, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released.

   MANAGEMENT RECOGNITION PLAN

   During fiscal 1996, the Association established a MRP which purchased 58,190 shares of the Company's common stock on the open market subsequent to the Conversion. The MRP provides for awards of common stock to directors and officers of the Association. The aggregate fair market value of the shares purchased by the MRP is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $104,000 and $142,000 for 1998 and 1997, respectively. Unearned compensation related to the MRP was approximately $492,000 and $587,000 for 1998 and 1997, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

   SIMPLIFIED EMPLOYEE PENSION PLAN

   The Company established a Simplified Employee Pension Plan ("SEP") for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The Company makes a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $94,996, $111,190, and $88,095 for fiscal years 1998, 1997, and 1996, respectively.

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

   The Company recognized approximately $60,000 in compensation expense for the years ended June 30, 1998 and 1997 related to the SERA. The projected benefit obligation, accumulated benefit obligation, and vested benefit obligation were all $189,040 and $157,810 at June 30, 1998 and 1997, respectively. The components of the net periodic cost as of 1998 and 1997, respectively, are service costs of $4,444 and $5,103, interest cost of $11,047 and $12,351, and net amortization and deferred cost of $28,482 and $33,900. In determining the actuarial present value of the projected benefit obligation, the discount rate was 7% and the increase in share value was 10%.

   EMPLOYMENT AGREEMENT

   The Company has a 36-month employment agreement with its President. This agreement provides that if his employment under the agreement is terminated by the Company in connection with or within 12 months after any change in control of the Company, he shall be paid approximately 3 times his salary.

7. STOCK-BASED COMPENSATION PLANS

   The Company has a stockholder approved Option Plan. The Option Plan provides for the grant of incentive stock options ("ISO's") to employees and nonincentive stock options ("non-ISO's") to nonemployee directors. The Company utilizes the intrinsic value method of accounting for stock option grants. As the option price is considered to be equal to the fair value of the stock at the date of grant, no compensation cost is recognized.

   The Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock and stock appreciation rights.

   Under the Option Plan, the Company may grant options up to 145,475 shares and has granted options outstanding of 123,577 shares through June 30, 1998. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant's completion of each of five years of service.

   Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                           1998           1997
                                                         --------       --------
              Net income:
               As reported                               $542,885       $142,631
               Pro forma                                  494,676         66,438

              Earnings per share:
               As reported:
                 Basic                                   $    .51       $    .13
                 Diluted                                      .49            .12
               Pro forma:
                 Basic                                        .47            .06
                 Diluted                                      .44            .06

   Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 5, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

   Unearned compensation related to the Option Plan was approximately $352,000 and $446,000 at June 30, 1998 and 1997, respectively, and is shown as a reduction of stockholders' equity in the accompanying statements of financial condition. A summary of the status of the Company's stock option plan at June 30, 1998 and 1997 and the changes during the years then ended is as follows:

                                                                                               1998
                                                                             -------------------------------------------
                                                                                             WEIGHTED
                                                                                              AVERAGE       OPTION
                                                                                             EXERCISE        PRICE
                                                                              SHARES          PRICE         PER SHARE
                                                                             -------         --------       ---------
          Outstanding at beginning of year                                   120,376           $11.69          $11.69
           Forfeitures                                                             0             0.00            0.00
           Exercised                                                          (8,599)           11.69           11.69
                                                                             -------         --------       ---------
          Outstanding at end of year                                         111,777           $11.69          $11.69
                                                                             =======         ========       =========

          Exercisable at end of year                                          43,402           $11.69
                                                                             =======         ========

          Weighted average fair value of the
           options granted                                                   $  1.70
                                                                             =======

                                                                                              1997
                                                                             -------------------------------------------
                                                                                            Weighted
                                                                                             Average          Option
                                                                                             Exercise         Price
                                                                              Shares           Price         Per Share
                                                                             -------       ----------      -----------
          Outstanding at beginning of year                                   126,376           $11.69          $11.69
           Granted                                                                 0             0.00            0.00
           Forfeitures                                                        (5,455)           11.69           11.69
           Exercised                                                            (545)           11.69           11.69
                                                                            --------       ----------      -----------
          Outstanding at end of year                                         120,376           $11.69          $11.69
                                                                            ========       ==========      ===========

          Exercisable at end of year                                          23,639           $11.69
                                                                            ========       ==========

          Weighted average fair value of the
           options granted                                                   $  1.70
                                                                            ========

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997: risk-free interest rate of 6.22%; expected life of the options is 20% per year over the next five years and expected volatility and dividend yields of 17% and 2.99%, respectively.

8. SECURITIES AVAILABLE FOR SALE

   The amortized cost, gross unrealized gain and loss, and fair value of securities designated as available for sale are summarized as follows:

                                                                                 June 30, 1998
                                                  ---------------------------------------------------------------------
                                                                        GROSS             GROSS
                                                     AMORTIZED        UNREALIZED        UNREALIZED
                                                       COST             GAIN             (LOSS)           FAIR VALUE
                                                  ---------------     ----------       -----------      ---------------
   U.S. Treasury securities                         $ 7,879,031         $ 63,751          $ (5,094)        $ 7,937,688
   U.S. Government agency securities
                                                     13,487,978           46,077           (28,077)         13,505,978
   Federal Home Loan Bank stock                         795,200                0                 0             795,200
                                                  ---------------     ----------       -----------      ---------------
                                                    $22,162,209         $109,828         $ (33,171)       $ 22,238,866
                                                  ===============     ==========       ===========      ===============

                                                                              June 30, 1997
                                                --------------------------------------------------------------------------
                                                                         Gross            Gross
                                                   Amortized          Unrealized        Unrealized
                                                     Cost                Gain             (Loss)          Fair Value
                                                ---------------     --------------   --------------    -------------------
   U.S. Treasury securities                      $  6,620,331        $   75,480       $  (34,749)       $     6,661,062
   U.S. Government agency securities
                                                   10,260,565            11,231         (106,768)            10,165,028
   Federal Home Loan Bank stock                       795,200                 0                0                795,200
                                                ------------------  --------------   --------------    -------------------
                                                 $ 17,676,096        $   86,711       $ (141,517)           $17,621,290
                                                ==================  ==============   ==============    ===================

   The amortized cost and fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                       June 30, 1998
                                                                             -----------------------------------
                                                                                AMORTIZED
                                                                                   COST           FAIR VALUE
                                                                             ---------------    ----------------
       Due in one year or less                                                $   6,071,900      $  6,065,382
       Due after one year through five years                                      7,071,544         7,128,571
       Due after five years through ten years                                     5,847,255         5,862,491
       Due after ten years                                                        2,376,310         2,387,222
                                                                             ----------------   -----------------
                                                                                 21,367,009        21,443,666
       Federal Home Loan Bank stock                                                 795,200           795,200
                                                                             ----------------   -----------------
                                                                              $  22,162,209      $ 22,238,866
                                                                             ================   =================

   There were no sales of securities during fiscal years 1998 and 1997.

   A security designated as available for sale with a carrying value (fair value) of $1,595,500 has been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,425,000 at June 30, 1998.

9. SECURITIES HELD TO MATURITY

   The amortized cost, gross unrealized gain and loss, and fair value of securities designated as held to maturity are summarized as follows:

                                                                             June 30, 1998
                                                    --------------------------------------------------------------------
                                                                        GROSS            GROSS
                                                    AMORTIZED        UNREALIZED        UNREALIZED
                                                       COST             GAIN             (LOSS)            FAIR VALUE
                                                    -------------    ------------     -------------     ----------------
   U.S. Government agency securities
                                                     $34,077,096        780,511          $(46,586)         $34,811,021
                                                    -------------    ------------     --------------    ----------------
                                                     $34,077,096       $780,511          $(46,586)         $34,811,021
                                                    =============    ============     ==============    ================

                                                                             June 30, 1997
                                                    -------------------------------------------------------------------
                                                                        Gross            Gross
                                                    Amortized        Unrealized        Unrealized
                                                       Cost             Gain             (Loss)            Fair Value
                                                    -----------      -------------    ------------      ---------------
   U.S. Treasury securities                           $ 1,000,069         $  6,181        $       0        $ 1,006,250
   U.S. Government agency securities
                                                       43,157,357          576,248         (489,992)        43,243,613
                                                    -------------    -------------    --------------    --------------
                                                      $44,157,426         $582,429        $(489,992)       $44,249,863
                                                   ==============    =============    ==============    ==============

The amortized cost and fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                       JUNE 30, 1998
                                                                                -------------------------------
                                                                                  AMORTIZED
                                                                                    COST           FAIR VALUE
                                                                                -------------    --------------
       Due in one year or less                                                   $    27,952      $    29,435
       Due after one year through five years                                       4,764,079        4,861,434
       Due after five years through ten years                                     10,412,184       10,596,308
       Due after ten years                                                        18,872,881       19,323,844
                                                                                -------------    --------------
                                                                                 $34,077,096      $34,811,021
                                                                                =============    ==============

10.  LOANS RECEIVABLE

     Loans receivable are summarized as follows:

                                                                                             June 30,
                                                                                 --------------------------------
                                                                                       1998               1997
                                                                                 ----------------   -------------
     Mortgage loans:
       Secured by one to four family residential properties                        $36,528,215        $32,678,216
       Secured by nonresidential properties                                            216,000            278,000
     Consumer loans                                                                  3,748,379          2,617,095
     Savings account loans                                                             656,743            608,663
                                                                                   -----------        -----------
                                                                                    41,149,337         36,181,974
     Less:
       Unearned interest income                                                        244,711            132,940
       Discount (rebate) on loans                                                          530                (57)
       Deferred loan fees (costs), net                                                (324,915)          (206,978)
       Allowance for loan losses                                                        75,673             75,673
                                                                                   -----------        -----------
              Loans receivable, net                                                $41,153,338        $36,180,396
                                                                                   ===========        ===========

     Loans secured by one to four family residential properties include second mortgage loans on properties for which the Association holds the first mortgage. The proceeds on these second mortgage loans were used for improvements and consumer purposes. Second mortgage loan balances at June 30, 1998 and 1997 were approximately $974,000 and $1,065,000, respectively.

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

     In the normal course of business, loans are made to officers, directors, and employees of the Company and the Association. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 1998 and 1997, $395,768 and $442,792, respectively, of these loans were outstanding. During fiscal 1998, $441,859 of new loans were made and repayments totaled $488,883.

     An analysis of the Company's allowance for loan losses is as follows:

                                                                             For the Years Ended
                                                                                   June 30,
                                                                  -----------------------------------------
                                                                      1998          1997           1996
                                                                  ------------   -----------   ------------
            Balance, beginning of year                              $75,673       $78,070        $80,000
            Provision for loan losses                                     0             0              0
            Charge-offs, net of recovery                                  0        (2,397)        (1,930)
                                                                  ---------      --------      ---------
            Balance, end of year                                    $75,673       $75,673        $78,070
                                                                  =========      ========      =========

     At June 30, 1998, nonaccrual loans totaled approximately $11,000. The Association did not have any loans on nonaccrual status at June 30, 1997. Interest income foregone on nonaccrual loans was not significant for fiscal years 1998 and 1997.

11.  PREMISES AND EQUIPMENT

     Premises and equipment are summarized as follows:

                                                                                       June 30,
                                                                            -------------------------------
                                                                                 1998              1997
                                                                            --------------     ------------
            Land                                                              $  170,085        $ 170,085
            Building and improvements                                            250,623          244,773
            Leasehold improvements                                                57,050           50,652
            Furniture, fixtures, and equipment                                   538,482          519,918
                                                                              ----------        ---------
                                                                               1,016,240          985,428
            Less accumulated depreciation                                       (764,867)        (718,691)
                                                                              ----------        ---------
                                                                              $  251,373        $ 266,737
                                                                              ==========        =========

     Depreciation expense charged to office building and equipment expense in 1998, 1997, and 1996, totaled approximately $46,000, $48,000, and $63,000, respectively.

12.  DEPOSITS

     Deposits are summarized as follows:


                                                                    JUNE 30, 1998               June 30, 1997
                                                              ---------------------------   ------------------------
                                                                  AMOUNT       PERCENT        AMOUNT       PERCENT
                                                              ------------  -------------   -----------  -----------
     Demand, NOW, and Money Market accounts,
       including noninterest bearing deposits of $171,064
       and $217,814 at June 30, 1998 and June 30, 1997,
       respectively                                            $ 8,277,383       9.63%      $ 7,425,269      8.56%
     Passbook savings                                            5,198,093       6.05         5,213,413      6.01
                                                                -----------    ------       -----------    ------
                                                                13,475,476      15.68        12,638,682     14.57
     Certificates of deposit:
         2.00-  4.00%                                              310,238        .36           326,059       .37
         4.01-  6.00%                                           68,464,845      79.68        62,271,432     71.78
         6.01-  8.00%                                            3,553,214       4.14        11,403,980     13.14
         8.01- 10.00%                                              122,061        .14           118,560       .14
                                                                -----------    ------       -----------    ------
                                                                72,450,358      84.32        74,120,031     85.43
                                                                -----------    ------       -----------    ------
                                                               $85,925,834     100.00%      $86,758,713    100.00%
                                                                -----------    ------       -----------    ------

     The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $10,659,343 and $8,026,770, at June 30, 1998
     and 1997, respectively.

     Scheduled maturities of certificates of deposit at June 30, 1998 are as follows:

                                                                              YEAR ENDING JUNE 30,
                                             -----------------------------------------------------------------------------------
                                                   1999               2000             2001              2002          TOTAL
                                             -----------------   --------------   --------------    -------------  -------------
     2.00-  4.00%                               $   200,291        $    93,947      $   16,000        $        0     $   310,238
     4.01-  6.00                                 47,328,010         12,711,482       5,577,832         2,847,521      68,464,845
     6.01-  8.00                                  2,544,358            517,224          44,316           447,316       3,553,214
     8.01- 10.00                                      4,000              7,118         110,943                 0         122,061
                                              -------------      -------------    ------------      ------------   -------------
              Total                             $50,076,659        $13,329,771      $5,749,091        $3,294,837     $72,450,358
                                              =============      =============    ============      ============   =============

     Interest expense on deposits consisted of the following:

                                                                          For the Years Ended June 30,
                                                                -------------------------------------------------
                                                                    1998              1997              1996
                                                                ------------      ------------      -------------
          Passbook savings                                       $  149,106        $  228,747        $  292,124
          NOW accounts                                              240,356           158,914           255,133
          Certificates of deposit                                 4,129,114         4,146,176         4,131,989
                                                                 ----------        ----------        ----------
                                                                 $4,518,576        $4,533,837        $4,679,246
                                                                 ==========        ==========        ==========

13.  INCOME TAXES

     The provision (benefit) for income taxes for the periods indicated is summarized as follows:

                                                                                 For the Years Ended June 30,
                                                                       -------------------------------------------------
                                                                            1998             1997             1996
                                                                       -------------    -------------     --------------
          Current Provision:
             Federal                                                     $216,746         $ 164,392          $222,637
             State                                                         29,130            20,787            26,274
                                                                       ----------       -----------       -----------
                                                                          245,876           185,179           248,911
          Deferred provision (benefit)                                     31,167          (105,788)           44,747
                                                                       ----------       -----------       -----------
                                                                         $277,043         $  79,391          $293,658
                                                                       ==========       ===========       ===========

     The differences between the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

                                                                   For the Years Ended June 30,
                                                            ------------------------------------------
                                                                 1998          1997          1996
                                                            ------------    ----------   -------------
          Pretax income at statutory rates                    $273,142        $75,487        $295,369
          Add (deduct):
            State income tax, net of federal tax benefit        21,494          6,022          20,599
            Other, net                                         (17,593)        (2,118)        (22,310)
                                                            ----------      ---------    ------------
                                                              $277,043        $79,391        $293,658
                                                            ==========      =========    ============
          Effective income tax rate                                 35%            36%             34%
                                                            ==========      =========    ============

     The net deferred tax liability was included in Taxes payable in the accompanying consolidated statements of financial condition at June 30, 1998 and 1997. The components of the net deferred tax asset or liability at June 30, 1998 and 1997 were as follows:

                                                                                                 June 30,
                                                                                      -----------------------------
                                                                                          1998             1997
                                                                                      -------------   -------------
          Unrealized net loss on securities available for sale                         $       0       $  35,980
          Amortization of intangible                                                      53,291          36,854
          Employee benefit plans                                                         119,612          80,511
          Depreciation                                                                     1,715           3,044
          Other                                                                           11,200          13,252
                                                                                      ----------      ----------
                       Deferred tax asset                                                185,818         169,641
                                                                                      ----------      ----------
          Unrealized net gain on securities available for sale                           (29,129)              0
          FHLB stock dividend                                                            (57,869)        (57,869)
          Bad debt reserve, net                                                          (41,648)        (80,637)
          Accretion of discount on securities                                           (139,800)        (92,657)
          Deferred loan fees and costs, net                                             (123,468)        (45,561)
          Other                                                                           (6,921)         (9,658)
                                                                                      ----------      ----------
                       Deferred tax liability                                           (398,835)       (286,382)
                                                                                      ----------      ----------
                       Net deferred tax liability                                      $(213,017)      $(116,741)
                                                                                      ==========      ==========

     Thrift institutions, in determining taxable income, were historically allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. The bad debt deduction based on the latter was gradually reduced to 8%, when in August 1996, Congress passed the Small Business Job Protection Act that, among other things, repealed the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. As a result, thrifts began recapturing into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. At June 30, 1998, the Association's post-1987 tax bad debt reserve, subject to recapture, was approximately $185,000. The Association recaptured approximately $103,000 of this reserve into taxable income in the current year. The recapture did not have any effect on the Association's net income because the related tax expense has already been accrued.

     Because of such repeal, thrifts such as the Association may only use the same tax bad debt reserve that is allowed for banks. Accordingly, a thrift with assets of $500 million or less may only add to its tax bad debt reserves based upon its moving six-year average experience of actual loan losses (i.e., the experience method).

     The portion of a thrift's tax bad debt reserve that is not recaptured under the provisions above is only subject to recapture at a later date under certain circumstances. These include stock repurchases redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Association does not anticipate engaging in any transactions at this time that would require the recapture of its pre-1988 tax bad debt reserves of approximately $2.8 million.

14.  ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

     Accrued interest and dividends receivable is summarized as follows:

                                                                                      June 30,
                                                                           ------------------------------
                                                                                1998           1997
                                                                           -------------    -------------
          Securities available for sale                                      $299,919         $273,696
          Securities held to maturity                                         241,546          303,524
          Loans receivable                                                    176,980          166,425
          Interest-bearing deposits in other banks                              4,579            3,255
                                                                           ----------       ----------
                                                                             $723,024         $746,900
                                                                           ==========       ==========

15.  COMMITMENTS AND CONTINGENCIES

     LEASES

     The Company has lease agreements for its branch offices. Rental expense under these leases aggregated $16,694, $16,889, and $16,064, for fiscal years 1998, 1997, and 1996, respectively. The aggregate annual minimum rental commitments under the terms of all noncancelable leases at June 30, 1998 are as follows:

                              FISCAL YEAR                   AMOUNT
                         ---------------------            ---------
                                 1999                      $17,764
                                 2000                        8,664
                                 2001                        6,164
                                 2002                          514
                                 2003                            0
                                                          ---------
                                                           $33,106
                                                          =========

     OFF-BALANCE-SHEET ITEMS

     The Company's policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the only off-balance sheet exposure the Association has is its commitments to originate loans; at June 30, 1998, the Company had $729,164 in outstanding commitments to originate residential real estate loans at fixed rates between 6.75% and 10%. Additionally, at June 30, 1998, the Association had provided approximately $361,000 in unused lines of credit.

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

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     This table summarizes the Company's disclosure of fair values of financial instruments made in accordance with the requirements of SFAS No. 107:

                                                                 AT JUNE 30, 1998             At June 30, 1997
                                                          -----------------------------  ----------------------------
                                                            CARRYING        ESTIMATED      Carrying      Estimated
                                                             AMOUNT        FAIR VALUE       Amount      Fair Value
                                                          ------------   --------------  -----------  ---------------
                                                                             (Dollars in thousands)
          ASSETS:
            Cash on hand and in banks                        $ 6,422         $ 6,422        $ 5,807        $ 5,807
            Securities--AFS                                   22,239          22,239         17,621         17,621
            Securities--HTM                                   34,077          34,811         44,157         44,250
            Loans receivable, net                             41,153          42,033         36,180         36,006

          LIABILITIES:
            Deposits                                          85,926          86,338         86,759         87,069
            Other liabilities and borrowed
               funds                                             120             120            119            119

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

17.  PARENT COMPANY FINANCIAL STATEMENTS

     Separate condensed financial statements of The Southern Banc Company, Inc. (the "Parent Company") as of and for the years ended June 30, 1998 and 1997 are presented below:

                       STATEMENT OF FINANCIAL CONDITION

                            JUNE 30, 1998 AND 1997

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                               1998        1997
                                                                           -----------  ----------
     ASSETS:
       Cash and cash equivalents                                             $ 1,860      $ 2,128
       Investment in subsidiary                                               15,953       14,895
       ESOP loan receivable                                                      826          932
       Other assets                                                               44           50
                                                                           ---------    ---------
                Total assets                                                 $18,683      $18,005
                                                                           =========    =========
     LIABILITIES:
       Other liabilities                                                     $   113      $    74
                                                                           ---------    ---------
     STOCKHOLDERS' EQUITY:
       Preferred stock                                                             0            0
       Common stock                                                               15           15
       Paid-in capital                                                        13,676       13,642
       Retained earnings                                                       9,433        9,253
       Unearned compensation                                                  (1,602)      (1,917)
       Treasury stock                                                         (3,000)      (3,000)
       Unrealized gain (loss) on securities available for sale, net               48          (62)
                                                                           ---------    ---------
                Total stockholders' equity                                    18,570       17,931
                                                                           ---------    ---------
                Total liabilities and stockholders' equity                   $18,683      $18,005
                                                                           =========    =========

                              STATEMENT OF INCOME

                  FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                       1998        1997
                                                                                                    ----------  ---------
     INCOME FROM SUBSIDIARY:
       Dividends                                                                                       $   0      $1,000
       Interest                                                                                          142         165
                                                                                                    --------    --------
              Total income                                                                               142       1,165
     OPERATING EXPENSE                                                                                   128         110
                                                                                                    --------    --------
     INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED CURRENT YEAR
                  SUBSIDIARY EARNINGS                                                                     14       1,055

     INCOME TAXES                                                                                          3          14
                                                                                                    --------    --------
     INCOME BEFORE EQUITY IN UNDISTRIBUTED CURRENT YEAR
     SUBSIDIARY EARNINGS                                                                                  11       1,041

     DISTRIBUTIONS (OVER) UNDER CURRENT YEAR SUBSIDIARY EARNINGS                                         532        (899)
                                                                                                    --------    --------
               Net income                                                                              $ 543      $  142
                                                                                                    ========    ========

                            STATEMENT OF CASH FLOWS

                  FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                       1998        1997
                                                                                                    ----------  ---------
     OPERATING ACTIVITIES:
      Net income                                                                                      $  543     $   142
      Distributions over (under) current year subsidiary earnings                                       (532)        899
                                                                                                    --------    --------
                                                                                                          11       1,041
      Adjustments to reconcile net income to net cash provided by operating activities:
        Decrease in other assets                                                                           6           1
        Increase (decrease) in other liabilities                                                          39        (631)
                                                                                                    --------    --------
            Net cash provided (used in) operating activities                                              56         411
                                                                                                    --------    --------
     INVESTING ACTIVITIES:
            Net cash provided by investing activities                                                      0           0
                                                                                                    --------    --------
     FINANCING ACTIVITIES:
      Capital contributions to subsidiary                                                               (145)        (68)
      Capital contributions to plan trust                                                                (22)        (46)
      Payments received on ESOP loan                                                                     106          95
      Proceeds from exercise of stock options                                                            100           6
      Purchase of treasury stock                                                                           0      (2,042)
      Dividends paid                                                                                    (363)       (591)
                                                                                                    --------    --------
            Net cash used in financing activities                                                       (324)     (2,646)
                                                                                                    --------    --------
     DECREASE IN CASH AND CASH EQUIVALENTS                                                              (268)     (2,235)

     CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                    2,128       4,363
                                                                                                    --------    --------
     CASH AND CASH EQUIVALENTS AT END OF YEAR                                                         $1,860     $ 2,128
                                                                                                    ========    ========

                             CORPORATE INFORMATION

Directors:

James B. Little, Jr.
 Chairman of the Board, President and Chief
   Executive Officer of the Company and the Association

Craig G. Cantrell
 Retired

Thomas F. Dowling
 Dentist
 Gadsden, Alabama

Grady Gillam
 Retired

W. Roscoe Johnson, III
 Partner in law firm of Inzer, Haney, Johnson
     & McWhorter, P.A.
 Gadsden, Alabama

Rex G. Keeling, Jr.
 Property/Casualty Salesman with Insurance Facilities

Gates Little
 Executive Vice President of the Company and the Association

Fred Taylor
 Owner of Taylor Realty
 Albertville, Alabama

Officers:

James B. Little, Jr.
 President and Chief Executive Officer of the
 Company and the Association

Gates Little
 Executive Vice President of the Company and the Association

Rodney Rich
 Vice President of the Association

Martha Stewart
 Secretary of the Association

Janice Stephens
 Comptroller of the Association

Teresa Elkins
 Vice President of the Association

Officers (continued):

Peggy Smith
 Secretary of the Company and Treasurer of the Association

Martha Garrett
 Vice President of the Association

Main Office:

 221 S. 6th Street
 Gadsden, Alabama

Branch Offices:

 202 Sand Mountain Drive
 Albertville, Alabama

 395 Gunter Avenue
 Guntersville, Alabama

 390 W. Main Street
 Centre, Alabama

Independent Auditor:

 Arthur Andersen LLP
 Birmingham, Alabama

General Counsel:

 Inzer, Haney, Johnson & McWhorter, P.A.
 Gadsden, Alabama

Securities and Regulatory Counsel:

 Housley Kantarian & Bronstein, P.C.
 1220 19th Street, NW, Suite 700
 Washington, D.C.

Annual Stockholders Meeting:

 November 12, 1998 - 5:00 p.m.
 First Federal Savings and Loan Association of Gadsden
 221 S. 6th Street
 Gadsden, Alabama
 Record Date - September 25, 1998

================================================================================









































================================================================================

                        THE SOUTHERN BANC COMPANY, INC.

        221 SOUTH 6TH  STREET . GADSDEN, ALABAMA 35901 . (205) 543-3860