Form 10KSB, Exhibit 13
period 1999-06-30
SOUTHERN BANC CO INC
filed 1999-09-28
CIK 946453

1999

                             A N N U A L R E P O R T

                         THE SOUTHERN BANC COMPANY, INC.

                 [LETTERHEAD OF THE SOUTHERN BANC COMPANY, INC.]

         To Our Stockholders:

                  We are happy to present the Annual Report of The Southern Banc Company, Inc. for the fiscal year ended June 30, 1999. We invite you to review the Report and the Company's performance during fiscal 1999.

                  The year was a challenging one. We significantly increased our loan production and increased net income in a period of declining interest rates. This was done while maintaining the Bank's traditionally high asset quality, preserving the integrity of your investment and of the depositors' funds. We continue to carefully monitor our investments in an environment where the combination of optimism and competition might draw some into more treacherous areas. At the same time we must react to the narrowing interest rate spreads by expanding our products and services to counter this effect on our bottom-line.

                  In August 1999, we changed the corporate title of First Federal Savings and Loan Association of Gadsden to "The Southern Bank Company." We believe that this change will eliminate any confusion between the Company and the Bank, our core holding, and will increase public awareness of the expanded banking services which the Bank is authorized to offer.

                  We appreciate your investment. We are confident of our sound financial condition and look to the future with great anticipation.

                                                     Sincerely,

                                                     /s/ James B. Little, Jr.

                                                     James B. Little, Jr.

                         THE SOUTHERN BANC COMPANY, INC.

     The Southern Banc Company, Inc. (the "Company") was incorporated at the direction of management of The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama (the "Bank"), for the purpose of serving as a savings institution holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from mutual to stock form effective October 5, 1995. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision ("OTS"). At June 30, 1999, the Company had total consolidated assets of $96.9 million, deposits of $79.7 million and stockholders' equity of $16.6 million, or 17.2% of total assets.

     The Bank was organized in 1936 as a federally chartered mutual savings and loan association, at which time it also became a member of the Federal Home Loan Bank ("FHLB") System and obtained federal deposit insurance. The Bank currently operates through four banking offices located in Gadsden, Albertville, Guntersville and Centre, Alabama. In August 1999, the Bank adopted its current corporate title to eliminate any confusion between the Company and the Bank and to increase public awareness of the expanded banking services which the Bank is authorized to offer.

     The Bank's business strategy has been to operate as a profitable and independent community-oriented savings institution dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by using retail deposits as its sources of funds and maintaining most of its assets in mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Government National Mortgage Association ("GNMA") and the Federal National Mortgage Association ("FNMA"), loans secured by owner-occupied one- to four-family residential real estate located in the Bank's market area, U.S. government and agency securities, interest-earning deposits, cash and equivalents and consumer loans. The Bank's business strategy incorporates the following key elements: (1) remaining a community-oriented financial institution while maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) attracting a relatively strong retail deposit base from the communities served by the Bank's four banking offices; (3) maintaining asset quality by emphasizing investment in local residential mortgage loans, mortgage-backed securities and other securities issued or guaranteed by the U.S. government or agencies thereof; and
(4) maintaining liquidity and capital substantially in excess of regulatory requirements.

     As a federally chartered savings institution, the Bank is subject to extensive regulation by the OTS. The lending activities and other investments of the Bank must comply with various federal regulatory requirements, and the OTS periodically examines the Bank for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation ("FDIC") also has the authority to conduct special examinations. The Bank must file reports with OTS describing its activities and financial condition and is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System.

                             MARKET FOR COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock began trading on the American Stock Exchange on October 5, 1995, under the symbol "SRN." At June 30, 1999, there were 1,074,098 shares of the Common Stock outstanding and approximately 311 stockholders of record. This total does not reflect the number of persons or entities who hold Common Stock in nominee or "street name" through various brokerage firms.

     The payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors of the Company. The Board of Directors has adopted a policy of paying quarterly cash dividends on the Common Stock. In addition, from time to time, the Board of Directors may determine to pay special cash dividends in addition to, or in lieu of, regular cash dividends. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital and financial condition of the Company and the Bank, thrift industry trends and general economic conditions justify the payment of dividends, and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future.

     The following table sets forth information as to high and low sales prices of the Company's Common Stock and cash dividends declared per share of common stock for the calendar quarters indicated.

                                Price Per Share               Dividends
                          -----------------------------
                            High            Low              Per Share
                            ----            ---              ---------

Fiscal 1998

   First Quarter          $16.375          $15.313             $.0875
   Second Quarter         $18.000          $16.125             $.0875
   Third Quarter          $19.125          $16.500             $.0875
   Fourth Quarter         $17.125          $15.500             $.0875

Fiscal 1999

   First Quarter          $15.750          $13.688             $.0875
   Second Quarter         $13.688          $12.063             $.0875
   Third Quarter          $12.625          $11.000             $.0875
   Fourth Quarter         $12.625          $11.500             $.0875

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                          Year Ended June 30,
                                                  --------------------------------------------------------------------
                                                      1999         1998          1997          1996          1995
                                                      ----         ----          ----          ----          ----
                                                                 (In thousands, except per share data)

INCOME STATEMENT DATA
Interest income.............................      $    6,990    $    7,418   $    7,513     $   7,702    $    7,016
Interest expense............................           4,100         4,519        4,534         4,679         4,261
Net interest income.........................           2,890         2,899        2,979         3,023         2,755
Provision for loan losses...................              27            --           --            --            --
Net interest income after provision
  for loan losses...........................           2,863         2,899        2,979         3,023         2,715
Noninterest income..........................             196            92           92            77          (638)
Noninterest expense.........................           2,148         2,171        2,849         2,231         1,843
Income before provision for income taxes....             911           820          222           869           234
Provision for income taxes..................             313           277           79           294            75
Net income..................................      $      598    $      543          143           575           159
Earnings per share(1)
     Basic..................................      $     0.59    $     0.51   $     0.13     $    0.34    $       --
     Diluted................................      $     0.57    $     0.49   $     0.12     $    0.34    $       --

                                                                          Year Ended June 30,
                                                  --------------------------------------------------------------------
                                                      1999         1998          1997          1996          1995
                                                      ----         ----          ----          ----          ----
                                                                            (In thousands)

BALANCE SHEET DATA
Total assets................................      $   96,875    $  105,087   $  105,434     $ 107,029    $  101,773
Loans receivable, net.......................          42,109        41,153       36,180        33,145        26,465
Securities:
     Available for sale.....................          21,351        22,239       17,621        13,504        11,449
     Held to maturity.......................          23,706        34,077       44,158        52,822        53,126
Deposits....................................          79,734        85,926       86,759        85,847        91,407
Stockholders' equity........................          16,645        18,570       17,931        20,135         9,757

                                                                          Year Ended June 30,
                                                  --------------------------------------------------------------------
                                                      1999         1998          1997          1996          1995
                                                      ----         ----          ----          ----          ----
KEY OPERATING DATA
Return on average assets....................            0.61%       0.52%         0.14%        0.53%          0.16%
Return on average equity....................            3.38        2.96          0.82         3.29           1.72
Average equity to average assets............           18.12       17.43         16.58        16.17           9.27
Dividend payout ratio(1)....................           59.32       68.63        424.07       127.53             --
Number of offices...........................               4           4             4            4              4
-----------------
(1) Earnings per share and dividend payout ratio are presented from the conversion date, October 5, 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The principal business of the Bank consists of accepting deposits from the general public through its main and branch offices and investing those funds in loans secured by one- to four-family residential properties located in the Bank's primary market area. Due to the limited demand for one- to four-family mortgage loans in the Bank's market area, the Bank maintains a substantial portfolio of investment and mortgage-backed securities and originates a limited amount of consumer loans. The Bank's mortgage-backed securities are all guaranteed as to principal and interest by GNMA, FHLMC or FNMA. The Bank's securities portfolio consists primarily of U.S. Treasury notes and government agency securities, including agency notes. See Notes 8 and 9 of Notes to Consolidated Financial Statements. The Bank maintains a substantial amount in interest-bearing deposits in other banks, primarily an interest-bearing account with the FHLB of Atlanta. Although the Bank has originated a limited amount of commercial real estate loans in the past, the Bank is not currently seeking such loans.

     The Bank's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans, mortgage-backed securities and securities portfolio and interest paid on customers' deposits. The Bank's net income is also affected by the level of non-interest income, such as service charges on customers' deposit accounts, net gains or losses on the sale of securities and other fees. In addition, net income is affected by the level of non-interest expense, primarily consisting of compensation and employee benefit expense, Savings Association Insurance Fund ("SAIF") deposit insurance premiums and other expenses.

     The operations of the Bank and the thrift industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by demand for and supply of housing and competition among lenders and the level of interest rates in the Bank's market area. The Bank's deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Bank's market area.

POSSIBLE YEAR 2000 COMPUTER PROGRAM PROBLEMS

     A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900. All of the significant data processing of the Bank that could be affected by this problem is provided by a third party service bureau. The service bureau of the Bank has advised the Bank that it has resolved this potential problem. However, if the service bureau has not resolved this potential problem, the Bank would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a material adverse impact on the financial condition and results of operations of the Bank.

     Risks to the Company if its computer systems are not year 2000 compliant include the inability to process customer deposits or checks drawn on the Bank, inaccurate interest accruals and maturity dates of loans and time deposits, and the inability to update accounts for daily transactions. Other risks to the Company exist if certain of its vendors', suppliers' and customers' computer systems are not year 2000 compliant. These risks include the inability of the Bank to communicate with its third party service bureau if phone systems are not working, the interruption of business in the event of power outages, the inability of loan customers to comply with repayment terms if their businesses are interrupted, the inability to make payment for checks drawn on the Bank, receive payment for checks deposited by the Bank's customers, or invest excess funds if the FHLB or correspondent banks are not year 2000 compliant. The Company's most important mission critical system is the software and hardware responsible for maintaining and processing general ledger, deposits, and loan accounts. The Company's year 2000 Compliance and Contingency Plans are structured in accordance with regulatory guidelines. Remediation and testing efforts relating to the year 2000 were completed in December 1998. The Company has also contacted its key vendors, suppliers and customers to determine their year 2000 compliance.

     Although the Company currently believes that it will be year 2000 compliant, the risk of system failures cannot be eliminated. Also, the Company cannot guarantee the performance of third parties as to which it has material relationships. The Company estimates that the cost of testing and updating its systems for year 2000 compliance will be approximately $5,000.

SHAREHOLDER RIGHTS PLAN

     In July 1999, the Board of Directors of the Company adopted a shareholder rights plan (the "Plan") and declared a dividend distribution of one common stock purchase right (a "Right") on each outstanding share of the Company's Common Stock.

     The Plan is designed to protect the Company's stockholders against certain unsolicited attempts to acquire the Company, including a partial or two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other abusive or unfair takeover tactics that the Board believes are not in the best interests of the Company. The Plan is not intended to prevent an acquisition of the Company in which all stockholders are offered a fair price for all of their shares.

     The Rights were issued to stockholders of record at the close of business on August 2, 1999, and they expire on July 15, 2009. The Rights automatically trade with the Common Stock.

     The Rights would only become exercisable if one of the following were to occur:

(i) a public announcement that a person has acquired 15% or more of the outstanding Common Stock;
(ii) the commencement of, or announcement of an intention to make, a tender offer that would result in the acquisition by a person or group of 15% or more of the outstanding Common Stock; or

(iii)the Company's Board of Directors declares a 10% or greater stockholder to be an "Adverse Person," as defined in the Plan.

     When the Rights first become exercisable, a holder would be entitled to buy from the Company one-hundredth (1/100th) of a share of Common Stock at an exercise price of $30.00. Upon the occurrence of certain triggering events, each Right would entitle the holder to purchase additional shares of Common Stock, or securities of a company that acquires the Company, at a 50% discount to their respective market values at such time. In other words:

     o If the Company is involved in a merger or other business combination at any time after a person or group has acquired 15% or more of the Common Stock, the Rights would entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of the Right. For example, if at the time of the business combination the acquiring company's common stock has a per share value of $30.00, the holder of each Right would be entitled to receive 2 shares of the acquiring company's common stock for $30.00.

     o Upon the acquisition by any person or group of 15% or more of the Common Stock, the "flip-in" provision of the Rights would be triggered and the Rights would entitle the holder to buy a number of additional shares of Common Stock having a market value of twice the exercise price of the Right. Thus, if at the time of the "flip-in," the Common Stock's market value were $15 per share, the holder of each Right would be entitled to receive 4 shares of Common Stock for $30.00.

     The Rights do not interfere with the Company's business plans or affect its financial position. The issuance of the Rights had no dilutive effect, will not affect earnings per share, were not taxable to stockholders or the Company, and did not change the way in which the Common Stock is traded on the American Stock Exchange. Depending on individual circumstances, stockholders may recognize taxable income, but only when (and if) the Rights become exercisable or upon the occurrence of certain events thereafter.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1999 AND JUNE 30, 1998

     Total assets decreased approximately $8.2 million, or 7.8%, from $105.1 million at June 30, 1998 to $96.9 million at June 30, 1999. During the period ended June 30, 1999, net loans increased approximately $956,000, or 2.3%, securities available for sale decreased approximately $888,000, or 4.0%, and securities held to maturity decreased approximately $10.4 million, or 30.4%. The decrease in securities held to maturity was primarily attributable to principal payments received during the period ended June 30, 1999.

     Cash and cash equivalents increased approximately $2.1 million, or 32.1%, from $6.4 million at June 30, 1998 to $8.5 million at June 30, 1999. The increase in cash and cash equivalents was primarily attributable to the proceeds from maturities and principal payments on securities available for sale and held to maturity.

     Accrued interest and dividends receivable decreased approximately $135,000, or 18.7%, from $723,000 at June 30, 1998 to $588,000 at June 30, 1999. Prepaid
expenses and other assets increased approximately $40,000, or 17.9% from $222,000 at June 30, 1998 to $183,000 at June 30, 1999.

     Total deposits decreased approximately $6.2 million, or 7.2%, from $85.9 million at June 30, 1998 to $79.7 million at June 30, 1999. Other liabilities during the fiscal year ended June 30, 1999 increased approximately $95,000, or 16.1%, from $592,000 at June 30, 1998 to $497,000 at June 30, 1999. This
increase was primarily attributable to a decrease in taxes payable.

     Total equity decreased approximately $2.0 million, or 10.6%, from $18.6 million at June 30, 1998 to $16.6 million at June 30, 1999. This change was primarily attributable to the repurchase of approximately 156,000 shares of the Company's outstanding Common Stock.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 1999 AND 1998

     The Company reported net income for the fiscal years ended June 30, 1999 and 1998 of $598,000 and $543,000, respectively. The increase in net income for the fiscal year ended June 30, 1999 was primarily attributable to a reduction in operating expenses.

     Net Interest Income. Net interest income for each of the fiscal years ended June 30, 1999 and 1998 was $2.9 million. Total interest income decreased approximately $428,000, or 5.8%, for the fiscal year ended June 30, 1999. Total interest expense decreased approximately $419,000, or 10.2% for the fiscal year ended June 30, 1999 compared with the fiscal year ended June 30, 1998.

     Provision for Loan Losses. During the fiscal year ended June 30, 1999, the provision for loan losses was approximately $27,000. No provision for loan losses was deemed necessary in the fiscal year ended June 30, 1998. The allowance for loan losses is based on management's evaluation of possible loan losses inherent in the Bank's loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

     Non-Interest Income. Non-interest income increased approximately $104,000, from $92,000 for the fiscal year ended June 30, 1998 to $196,000 for the fiscal year ended June 30, 1999. This increase was primarily attributable to an increase in prepayment penalties associated with mortgage loan refinances.

     Non-Interest Expense. Non-interest expense decreased approximately $23,000, or 1.1%. Non-interest expenses were approximately $2.2 million for each of the fiscal years ended June 30, 1999 and 1998. Salaries and employee benefits were approximately $1.44 million and $1.40 million for the fiscal years ended June 30, 1999 and 1998, respectively. Other operating expenses decreased by approximately $46,000, or 7.3%, for the fiscal year ended June 30, 1999.

     Provision for Income Taxes. During the fiscal year ended June 30, 1999, the provision for income tax expense increased approximately $36,000, or 12.8%. This increase was primarily attributable to an increase in pre-tax earnings resulting from a reduction in operating expenses.

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

     Net Interest Income. Net interest income for the fiscal years ended June 30, 1998 and 1997 was $2.9 million and $3.0 million, respectively. Total interest income decreased approximately $96,000, or 1.3%, for the fiscal year ended June 30, 1998. Total interest expense decreased approximately $15,000 or 0.3% for the fiscal year ended June 30, 1998 compared with the fiscal year ended June 30, 1997.

         Provision for Loan Losses. No provision for loan losses was deemed necessary in either of the fiscal years ended June 30, 1998 or 1997. The allowance for loan losses is based on management's evaluation of possible loan losses inherent in the Bank's loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

     Non-Interest Income. Non-interest income was approximately $92,000 for the fiscal years ended June 30, 1998 and June 30, 1997.

     Non-Interest Expense. Non-interest expense decreased approximately $678,000, or 23.8%, for the fiscal year ended June 30, 1998 from $2.8 million to $2.2 million. This decrease was primarily attributable to the reduction in deposit insurance expense related to the recognition of the special assessment imposed by the SAIF in the amount of $591,000 during the fiscal year ended June 30, 1997. Salaries and employee benefits remained level at approximately $1.4 million for the fiscal years ended June 30, 1998 and 1997. Other operating expenses decreased by approximately $25,000 or 4.1% for the fiscal year ended June 30, 1998.

     Provision for Income Taxes. During the fiscal year ended June 30, 1998, the provision for income tax expense increased approximately $198,000, or 249.0%. This increase was primarily attributable to a reduction in deposit insurance expense related to the absence of any SAIF special assessment in the amount of $591,000 during the fiscal year June 30, 1998.

ASSET/LIABILITY MANAGEMENT

     Net interest income, the primary component of the Bank's net income, is determined by the difference or "spread" between the yield earned on the Bank's interest-earning assets and the rates paid on its interest-bearing liabilities and the relative amounts of such assets and liabilities. Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity on both the interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing the following strategies: (i) the Bank has historically maintained substantial liquidity and capital levels to sustain unfavorable movements in market interest rates; and (ii) in order to minimize the adverse effect of interest rate risk on future operations, the Bank purchases adjustable- and fixed-rate securities with maturities of primarily one to five years and originates limited amounts of shorter term consumer loans.

     The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value of its cash flows from assets, liabilities and off-balance sheet items ("NPV") in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum increases and decreases in the Bank's estimated NPV of 25%, 50% and 77% and 25%, 35% and 50% in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. At June 30, 1999, based on the most recent information provided by the OTS, it was estimated that the Bank's NPV would decrease 8%, 18% and 28% and increase 5%, 7% and 9% in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. These calculations indicate that the Bank's net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Bank's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank's interest-bearing liabilities would be expected to mature or reprice more quickly than the Bank's interest-earning assets. See Note 3 of Notes to Consolidated Financial Statements.

     While  management  cannot predict future interest rates or their effects on the Bank's NPV or net interest income, management does not expect current interest rates to have a material adverse effect on the Bank's NPV or net interest income in the future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. Finally, virtually all of the adjustable rate loans in the Bank's portfolio contain conditions which restrict the periodic change in interest rate.

     The Bank's Board of Directors is responsible for reviewing the Bank's asset and liability policies. On at least a quarterly basis, the Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies. Management expects that the Bank's asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

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

     The table also presents information for the periods indicated and at June 30, 1999 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

                                                                      Year Ended June 30,
                                        ------------------------------------------------------------------------------
                                                      1999                                    1998
                                        -----------------------------------     --------------------------------------
                                                                Average                                     Average
                                        Average                 Yield/          Average                     Yield/
                                        Balance     Interest      Cost          Balance      Interest         Cost
                                        -------     --------      ----          -------      --------         ----
                                                                  (Dollars in thousands)

Interest-earning assets:
  Loans receivable.................     $  41,508   $   3,185      7.67%        $  38,751    $    3,081        7.95%
  Securities.......................        52,145       3,502      6.72            58,426         4,046        6.92
  Other interest-earning assets....         6,828         303      4.44             6,252           291        4.65
                                        ---------   ---------                   ---------    ----------
    Total interest-earning assets..       100,481       6,990      6.96           103,429         7,418        7.17
Non-interest-earning assets........         2,009                                   1,844
                                        ---------                               ---------
    Total assets...................     $ 102,490                               $ 105,273
                                        =========                               =========
Interest-bearing liabilities:
  Deposits.........................     $  83,137       4,100      4.93         $  85,262         4,519        5.30
                                        ---------   ---------                   ---------    ----------
    Total interest-bearing liabilities     83,137       4,100      4.93            85,262         4,519        5.30
                                                    ---------                                ----------
Non-interest-bearing liabilities...         1,106                                   1,667
                                        ---------                               ---------
    Total liabilities..............        84,243
Equity.............................        18,247                                  18,344
                                        ---------                               ---------
    Total liabilities and equity...     $ 102,490                               $ 105,273
                                        =========                               =========
Net interest income..............                   $   2,890                                $    2,899
                                                    =========                                ==========
Interest rate spread.............                                 2.03%                                        1.87%
                                                                ======                                       ======
Net interest margin..............                                 2.88%                                        2.80%
                                                                ======                                       ======
Ratio of average interest-earning
   assets to average interest-bearing
  liabilities....................                               120.86%                                      121.31%
                                                                ======                                       ======

(continued from above)
                                                    Year Ended June 30,
                                           -------------------------------------
                                                          1997
                                           -------------------------------------
                                                                     Average
                                           Average                   Yield/
                                           Balance      Interest       Cost
                                           -------      --------       ----
                                               (Dollars in thousands)

Interest-earning assets:
  Loans receivable.................        $  34,149       $2,734        8.01%
  Securities.......................           62,113        4,491        8.04
  Other interest-earning assets....            7,518          288        3.82
                                          ----------       ------
    Total interest-earning assets..          103,780        7,513        7.24
Non-interest-earning assets........            1,751
                                           ---------
    Total assets...................        $ 105,531
                                           =========
Interest-bearing liabilities:
  Deposits.........................        $  86,743        4,534        5.23
                                          ----------       ------
    Total interest-bearing liabilities        86,743        4,534        5.23

Non-interest-bearing liabilities...            1,286
                                          ----------
    Total liabilities..............           88,029
Equity.............................           17,502
                                           ---------
    Total liabilities and equity...        $ 105,531
                                           =========
Net interest income..............                          $2,979
                                                           ======
Interest rate spread.............                                        2.01%
                                                                       ======
Net interest margin..............                                        2.87%
                                                                       ======
Ratio of average interest-earning
   assets to average interest-bearing
  liabilities....................                                      119.64%
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

                                                                            Year Ended June 30,
                                            ------------------------------------------------------------------------------
                                                          1999 vs. 1998                            1998 vs. 1997
                                            ------------------------------------    --------------------------------------
                                                       Increase (Decrease)                      Increase (Decrease)
                                                             Due to                                   Due to
                                            ------------------------------------    --------------------------------------
                                               Rate        Volume       Total           Rate       Volume        Total
                                               ----        ------       -----           ----       ------        -----
                                                                           (In thousands)
Interest income
  Loans.................................    $  (114)   $    219      $   105        $    (19)   $      366   $      347
  Securities............................        (78)       (431)        (509)           (185)         (260)        (445)
  Other interest-earning assets.........         47         (71)         (24)             14           (11)           3
    Total interest-earning assets.......       (145)       (283)        (428)           (190)           95          (95)

Interest expense
  Deposits.............................        (306)       (113)        (419)             68           (83)         (15)
   Total interest-bearing liabilities...       (306)       (113)        (419)             68           (83)         (15)

Change in net interest income...........    $    161   $   (170)     $    (9)       $   (258)   $     (178)  $      (80)

LIQUIDITY AND CAPITAL RESOURCES

     As a holding company, the Company conducts its business through its subsidiary, the Bank, which is required to maintain minimum levels of liquid assets as defined by regulations of the OTS. The requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4.0%. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

     The Bank's primary sources of funds are deposits, payment of loans and mortgage-backed securities, maturities of investment securities and other investments. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank invests in short-term interest-earning assets which provide liquidity to meet lending requirements.

     The Bank continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 1999 the Bank had approximately $8.5 million in cash on hand and interest-bearing deposits in other banks, which represented 8.8% of total assets. The Bank's average liquidity ratio well exceeded the required minimum at and during the fiscal year ended June 30, 1999. At June 30, 1999, the Bank's level of liquid assets, as measured for regulatory compliance purposes, was $19.4 million, or 24.4%.

     At June 30, 1999, the Bank had $16.6 million of total equity, or 17.2% of total assets. The Bank continued to exceed its regulatory capital requirement ratios at June 30, 1999. Tangible capital and core capital were each $15.6 million, which represented 16.2% of adjusted total assets, and risk-based capital was $15.8 million, which represented 56.0% of total risk-weighted assets at June 30, 1999. Such amounts exceeded the respective minimum required ratios of 1.5%, 4.0% and 8.0% by 14.7%, 12.2% and 7.8%, respectively. At June 30, 1999, the Bank continued to meet the definition of a "well-capitalized" institution, the highest of the five categories under the prompt corrective action standards adopted by the OTS. See Note 4 of Notes to Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

     See Note 1 of Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

     Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Bank's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Bank's future involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates, and changes in the general economy; changes in the Bank's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

                       [Letterhead of Arthur Andersen LLP]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Southern Banc Company, Inc.:

We have audited the accompanying consolidated statements of financial condition of THE SOUTHERN BANC COMPANY, INC. (a Delaware corporation) AND SUBSIDIARY as of June 30, 1999 and 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and Subsidiary as of June 30, 1999 and 1998 and the results of their operations and cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                               /s/ Arthur Andersen LLP

Birmingham, Alabama
August 20, 1999

                         THE SOUTHERN BANC COMPANY, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             JUNE 30, 1999 AND 1998

                              ASSETS                 1999             1998
                              ------                 ----             ----

CASH AND EQUIVALENTS:
    Cash on hand and in other banks                $  1,379,871  $    1,171,354
    Interest-bearing deposits in other banks          7,300,785       5,250,164
                                                   ------------  --------------
                                                      8,680,656       6,421,518

Securities available for sale, at fair value         21,350,466      22,238,866
Securities held to maturity (fair values
    of $23,646,445 and $34,811,021, respectively)    23,706,524      34,077,096
                                                   ------------  --------------
LOANS RECEIVABLE, net                                42,108,709      41,153,338
                                                   ------------  --------------
PREMISES AND EQUIPMENT, net                             258,557         251,373
accrued interest and dividends receivable               587,656         723,024
PREPAID EXPENSES AND OTHER ASSETS                       182,487         222,142
                                                   ------------  --------------
              Total assets                          $96,875,055    $105,087,357
                                                   ============    ============

               LIABILITIES AND STOCKHOLDERS' EQUITY                            1999                1998
               ------------------------------------                            ----                ----


DEPOSITS                                                                      $79,733,677      $  85,925,834

OTHER LIABILITIES:
    Accrued interest payable                                                       40,700             59,106
    Advance payments by borrowers for taxes
       and insurance                                                               46,681             60,797
    Taxes payable                                                                 101,470            213,504
    Other                                                                         307,787            258,182
                                                                              -----------       ------------
              Total liabilities                                                80,230,315         86,517,423
                                                                              -----------       ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Preferred stock, par value $.01 per share; 500,000 shares
       authorized; shares issued and outstanding--none                                  0                  0
    Common stock, par value $.01 per share; 3,500,000 shares
       authorized; 1,454,750 shares issued                                         14,548             14,548
    Additional paid-in capital                                                 13,684,237         13,676,507
    Retained earnings                                                           9,684,032          9,433,341
    Unearned compensation                                                      (1,531,981)        (1,601,861)
    Treasury stock at cost, 380,652 and 224,427 shares in 1999
       and 1998, respectively                                                  (4,991,316)        (3,000,128)
    Unrealized gain (loss) on securities available
       for sale, net                                                             (214,780)            47,527
                                                                              -----------       ------------
              Total stockholders' equity                                       16,644,740         18,569,934
                                                                              -----------       ------------
              Total liabilities and stockholders' equity                      $96,875,055       $105,087,357
                                                                              ===========       ============

     The  accompanying   notes  are  an  integral  part  of  these  consolidated
statements.

                         THE SOUTHERN BANC COMPANY, INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                FOR THE YEARS ENDED JUNE 30, 1999, 1998, AND 1997

                                                                                   1999             1998            1997
                                                                                   ----             ----            ----
INTEREST INCOME:
    Interest and fees on loans                                                   $3,221,414       $3,080,942      $2,734,183
    Interest and dividends on securities available for sale                       1,286,155        1,253,456       1,005,783
    Interest and dividends on securities held to maturity                         2,068,895        2,792,400       3,485,439
    Other interest income                                                           414,190          290,785         287,880
                                                                                 ----------       ----------      ----------
              Total interest income                                               6,990,654        7,417,583       7,513,285

INTEREST EXPENSE ON DEPOSITS                                                      4,100,296        4,518,576       4,533,837
                                                                                 ----------       ----------      ----------
         Net interest income                                                      2,890,358        2,899,007       2,979,448

PROVISION FOR LOAN LOSSES                                                            27,000                0               0
                                                                                 ----------       ----------      ----------
         Net interest income after provision for loan losses                      2,863,358        2,899,007       2,979,448
                                                                                 ----------       ----------      ----------
NONINTEREST INCOME:
    Customer service fees                                                           153,362           88,523          90,643
    Miscellaneous income, net                                                        41,015            3,277           1,171
                                                                                 ----------       ----------      ----------
              Total noninterest income                                              194,377           91,800          91,814
                                                                                 ----------       ----------      ----------
NONINTEREST EXPENSE:
    Salaries and employee benefits                                                1,439,904        1,400,837       1,429,250
    Office building and equipment expense                                            77,503           91,264         101,256
    Deposit insurance expense                                                        52,213           55,657         712,962
    Other expense                                                                   577,656          623,121         605,772
                                                                                 ----------       ----------      ----------
              Total noninterest expense                                           2,147,276        2,170,879       2,849,240
                                                                                 ----------       ----------      ----------
              Income before provision for income taxes                              910,459          819,928         222,022

PROVISION FOR INCOME TAXES                                                          312,558          277,043          79,391
                                                                                 ----------       ----------      ----------
              Net income                                                        $   597,901      $   542,885     $   142,631
                                                                                ===========      ===========     ===========

EARNINGS PER SHARE
    Basic                                                                              $.59             $.51            $.13
    Diluted                                                                            $.57             $.49            $.12

AVERAGE SHARES OUTSTANDING--BASIC                                                 1,014,959        1,061,133       1,095,959
AVERAGE SHARES OUTSTANDING--DILUTED                                               1,048,023        1,118,613       1,152,523

     The  accompanying   notes  are  an  integral  part  of  these  consolidated
statements.

                         THE SOUTHERN BANC COMPANY, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED JUNE 30, 1999, 1998, AND 1997

                                                                                      Additional
                                                                            Common     Paid-In      Retained      Unearned
                                                                            Stock      Capital      Earnings    Compensation
                                                                            -----      -------      --------    ------------

BALANCE, June 30, 1996                                                      14,548    $13,572,806   $9,701,971   $(2,117,393)
    Net income                                                                   0              0      142,631             0
    Change in unrealized gain (loss) on securities
       available for sale, net                                                   0              0            0             0
    Comprehensive income
    Purchase of treasury stock, at cost                                          0              0            0             0
    Amortization of unearned compensation                                        0         34,045            0       275,135
    Dividends declared ($.525 per share)                                         0              0     (591,252)            0
    Valuation adjustment on unallocated stock plan shares                        0         35,772            0       (35,772)
    Contributions to stock plan trusts                                           0              0            0       (45,434)
    Exercise of stock options (545 shares)                                       0              0            0         6,370
                                                                            ------     ----------    ---------    ----------
BALANCE, June 30, 1997                                                      14,548     13,642,623    9,253,350    (1,917,094)
    Net income                                                                   0              0      542,885             0
    Change in unrealized gain (loss) on securities
        available for sale, net                                                  0              0            0             0
    Comprehensive income
    Amortization of unearned compensation                                        0         32,470            0       237,758
    dividends declared ($.35 per share)                                          0              0     (362,894)            0
    Valuation adjustment on unallocated stock plan shares                        0          1,414            0        (1,414)
    Exercise of stock options (8,599 shares)                                     0              0            0       100,489
      contributions to stock plan trusts                                         0              0            0       (21,600)
                                                                            ------     ----------    ---------    ----------
BALANCE, June 30, 1998                                                      14,548     13,676,507    9,433,341    (1,601,861)
    Net income                                                                   0              0      597,901             0
    Change in unrealized gain (loss) on securities
       available for sale, net                                                   0              0            0             0
    Comprehensive income
    Purchase of treasury stock, at cost                                          0              0            0             0
    Amortization of unearned compensation                                        0         48,056            0       333,362
    dividends declared ($.35 per share)                                          0              0     (347,210)            0
    Valuation adjustment on unallocated stock plan shares                        0        (40,326)           0        40,326
    contributions to stock plan trusts                                           0              0            0      (303,808)
                                                                            ------     ----------    ---------    ----------
BALANCE, June 30, 1999                                                      14,548    $13,684,237   $9,684,032   $(1,531,981)
                                                                            ======    ===========   ==========   ===========

     The  accompanying   notes  are  an  integral  part  of  these  consolidated
statements.

                         THE SOUTHERN BANC COMPANY, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED JUNE 30, 1999, 1998, AND 1997

(continued from above)

                                                                                                                        Non-Owner
                                                                              Treasury     Unrealized                  Changes in
                                                                                Stock      Gain (Loss)      Total        Equity
                                                                                -----      -----------      -----        ------


BALANCE, June 30, 1996                                                       $   (957,590)   $  (79,587)  $20,134,755
    Net income                                                                         0              0       142,631     $142,631
    Change in unrealized gain (loss) on securities available for sale, net             0         17,474        17,474       17,474
                                                                                                                           -------
    Comprehensive income                                                                                                   160,105
    Purchase of treasury stock, at cost                                       (2,042,538)             0    (2,042,538)
    Amortization of unearned compensation                                              0              0       309,180
    Dividends declared ($.525 per share)                                               0              0      (591,252)
    Valuation adjustment on unallocated stock plan shares                              0              0             0
    Contributions to stock plan trusts                                                 0              0       (45,434)
    Exercise of stock options (545 shares)                                             0              0         6,370
                                                                              ----------        -------    ----------      -------
BALANCE, June 30, 1997                                                        (3,000,128)       (62,113)   17,931,186
    Net income                                                                         0              0       542,885      542,885
    Change in unrealized gain (loss) on securities available for sale, net             0        109,640       109,640      109,640
                                                                                                                           -------
    Comprehensive income                                                                                                   652,525
    Amortization of unearned compensation                                              0              0       270,228
    dividends declared ($.35 per share)                                                0              0      (362,894)
    Valuation adjustment on unallocated stock plan shares                              0              0             0
    Exercise of stock options (8,599 shares)                                           0              0       100,489
    contributions to stock plan trusts                                                 0              0       (21,600)
                                                                              ----------        -------    ----------      -------
BALANCE, June 30, 1998                                                        (3,000,128)        47,527    18,569,934
    Net income                                                                         0              0       597,901      597,901
    Change in unrealized gain (loss) on securities available for sale, net             0       (262,307)     (262,307)    (262,307)
                                                                                                                           -------
    Comprehensive income                                                                                                   335,594
    Purchase of treasury stock, at cost                                        (1,991,189)            0    (1,991,189)
    Amortization of unearned compensation                                              0              0       381,418
    dividends declared ($.35 per share)                                                0              0      (347,210)
    Valuation adjustment on unallocated stock plan shares                              0              0             0
    contributions to stock plan trusts                                                 0              0      (303,808)
                                                                              ----------        -------    ----------      -------
BALANCE, June 30, 1999                                                       $(4,991,316)     $(214,780)  $16,644,740
                                                                             ===========      =========   ===========

     The  accompanying   notes  are  an  integral  part  of  these  consolidated
statements.

                         THE SOUTHERN BANC COMPANY, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED JUNE 30, 1999, 1998, AND 1997

                                                                                  1999             1998            1997
                                                                                  ----             ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                               $     597,901      $   542,885     $   142,631
    Adjustments  to  reconcile  net  income to net cash
       provided  by  operating activities:
          Depreciation                                                              38,186           46,176          48,391
          Amortization (accretion), net                                           (187,428)         (15,581)         56,293
          Amortization of intangible asset                                          32,973           38,847          46,356
          Amortization of unearned compensation                                    381,418          270,228         309,180
          Loss on sale of real estate owned, net                                         0                0           7,288
          Provision for loan losses                                                 27,000                0               0
          Deferred income tax provision (benefit)                                  (77,771)          31,167        (105,788)
    Change in assets and liabilities:
       Decrease in accrued interest and dividends receivable                       135,368           23,876         109,481
       Decrease in prepaid expenses and other assets                                 6,682          392,588       1,188,958
       Increase (decrease) in accrued interest payable                             (18,406)          14,077         (14,136)
       Increase (decrease) in income taxes payable                                  96,872         (346,299)        461,363
       Increase (decrease) in other liabilities                                     49,605          140,427        (633,797)
                                                                                ----------       ----------       ---------
              Net cash provided by operating activities                          1,082,400        1,138,391       1,616,220
                                                                                ----------       ----------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of securities available for sale                                 (16,350,702)     (12,304,906)     (6,728,677)
    Proceeds from sale of real estate owned                                              0                0          13,808
    Proceeds from maturities and principal payments on securities
       available for sale                                                       16,946,256        7,808,031       2,641,104
    Purchases of securities held to maturity                                    (5,780,036)      (5,004,063)       (728,320)
    Proceeds from maturities and principal payments on securities
       held to maturity                                                         16,237,440       15,110,735       9,368,961
    Purchase of loans                                                                    0         (685,400)       (291,151)
    Net increase in loans                                                         (982,371)      (4,287,542)     (2,796,725)
    Capital expenditures                                                           (45,370)         (30,812)        (36,040)
                                                                                ----------       ----------       ---------
              Net cash provided by investing activities                         10,025,217          606,043       1,442,960
                                                                                ----------       ----------       ---------

                                                                                 1999             1998            1997
                                                                                 ----             ----            ----

CASH FLOWS FROM FINANCING ACTIVITIES:
    Contributions to stock plan trusts                                        $   (303,808)    $    (21,600)      $  (45,434)
    Purchase of treasury stock                                                  (1,991,189)               0      (2,042,538)
    Cash dividends paid                                                           (347,209)        (362,894)       (591,252)
    Increase (decrease) in deposits, net                                        (6,192,157)        (832,879)        912,113
    Increase (decrease) in advance payments by borrowers
       for taxes and insurance                                                     (14,116)         (13,232)        (25,787)
    Proceeds from exercise of stock options                                              0          100,489           6,370
                                                                                ----------       ----------       ---------
              Net cash used in financing activities                             (8,848,479)      (1,130,116)     (1,786,528)
                                                                                ----------       ----------       ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                 2,259,138          614,318       1,272,652
CASH AND CASH EQUIVALENTS, beginning of period                                   6,421,518        5,807,200       4,534,548
                                                                                ----------       ----------      ----------
CASH AND CASH EQUIVALENTS, end of period                                        $8,680,656       $6,421,518      $5,807,200
                                                                                ==========       ==========      ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid during the period for:
       Income taxes, net of refund received                                   $    284,079     $    224,222     $   104,679
                                                                                ==========       ==========      ==========
       Interest                                                               $  4,059,596     $  4,504,499      $4,547,973
                                                                                ==========       ==========      ==========
    Noncash transactions:
       Real estate owned, obtained through foreclosure                        $          0     $          0     $    21,096
       Change in unrealized net gain (loss) on securities available
           for sale, net of deferred taxes (benefit)                              (262,307)         109,640          17,474
                                                                                ==========       ==========      ==========

     The  accompanying   notes  are  an  integral  part  of  these  consolidated
statements.

                         THE SOUTHERN BANC COMPANY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998

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

      USE OF ESTIMATES

      The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the thrift industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period.

      Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

      A substantial portion of the Company's loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibililty of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market areas.

      SECURITIES

      Securities have been classified as either trading, available for sale, or held to maturity based on Management's intentions at the time of purchase. Securities classified as available for sale are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is excluded from earnings and is reported, net of deferred taxes, as a separate component of stockholders' equity. The available for sale classification includes securities that Management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, liquidity needs, or for other purposes.

      Securities designated as held to maturity are carried at amortized cost, as the Company has both the ability and management has the positive intent to hold these securities to maturity. The Company had no securities classified as trading at June 30, 1999 and 1998.

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

      The allowance for loan losses is maintained at a level which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. To serve as a basis for making this provision each quarter, the Association maintains an extensive credit risk monitoring process that considers several factors including: current economic conditions affecting the Association's customers, the payment performance of individual large loans and pools of homogeneous small loans, distribution of loans by risk class, portfolio seasoning, changes in collateral values, and detailed reviews of specific large loan relationships. Though management believes the allowance for loan losses is adequate, ultimate losses may vary from their estimates; however, estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

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

      Impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance.

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

      REAL ESTATE OWNED

      Real estate owned is recorded at the fair value of the property, less estimated costs of disposition. Any excess of the recorded investment over fair value of the property is charged to the allowance for loan losses at the time of foreclosure. Costs relating to improvement of property incurred subsequent to acquisition are capitalized, whereas costs relating to the holding of property are expensed. The amounts expensed in 1999 and 1998 were $0 and $0, respectively. There were no amounts capitalized in either year.

      Subsequent to foreclosure, real estate owned is evaluated on an individual basis for changes in fair value. Future declines in fair value of the asset, less cost of disposition, below its carrying amount increases the valuation allowance account. Future increases in fair value of the asset, less costs of disposition, above its carrying amount reduce the valuation allowance account, but not below zero. Increases or decreases in the valuation allowance are charged or credited to income. The Association had no real estate owned at June 30, 1999 and 1998.

      CORE DEPOSIT PREMIUM

      The premium paid to acquire the deposits of another financial institution has been shown as an intangible asset and is included in Prepaid expenses and other assets in the accompanying consolidated statements of financial condition. This net core deposit premium ($104,262 and $137,235 at June 30, 1999 and 1998, respectively) is being amortized using an accelerated method over a ten year period which approximates the expected lives of the purchased deposit relationships (amortization expense of $32,973, $38,847, and $46,356 in fiscal years 1999, 1998, and 1997, respectively).

      STATEMENTS OF CASH FLOWS

      For purposes of the consolidated statements of cash flows, the Company considers Cash on hand and in other banks and interest-bearing deposits in other banks to be cash and cash equivalents.

      PENDING ACCOUNTING PRONOUNCEMENTS

      In June 1999, the Financial Accounting Standards board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. This statement encourages earlier application, but delays the effective date of Statement 133 from fiscal quarters of all fiscal years beginning after June 15, 1999 to fiscal quarters of all fiscal years beginning after June 15, 2000. In accordance with the new standard, management will continue to evaluate the impact and defer implementations as the standard allows.

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

3.    INTEREST-RATE SENSITIVITY

      Fixed-rate mortgage loans and mortgage-backed securities comprise a substantial portion of the Association's interest-earning assets (approximately 58% at June 30, 1999), while its principal source of funds consists of savings deposits with maturities of three years or less (86%). Because of the short-term nature of the savings deposits, their cost generally reflects returns currently available in the market. Accordingly, the Association's savings deposits have a high degree of interest-rate sensitivity while its earning assets are relatively fixed and are much less sensitive to changes in current market rates. Therefore, changes in market interest rates tend to directly affect the level of net interest income related to such earning assets.

      At June 30, 1999, based on information provided by the OTS it was estimated that the Association's net portfolio value ("NPV") (the net present value of the Association's cash flows from assets, liabilities, and off-balance sheet items) would decrease 8%, 18%, and 28%, and increase 5%, 7%, and 9% in the event of 1%, 2%, and 3% increases and decreases in market interest rates, respectively. These calculations indicate that the Association's NPV could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. In order to mitigate its interest rate risk, the Association maintains substantial liquidity and capital levels that management believes are sufficient to sustain unfavorable movements in market interest rates.

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

      Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table which follows) of Total and Tier 1 capital (as defined in the regulations) to Risk-weighted assets (as defined), and of Tier 1 capital (as defined) to Average assets (as defined). Management believes, as of June 30, 1999 and 1998, that the Association meets all capital adequacy requirements to which it is subject.

      As of June 30, 1999 and 1998, the most recent notification from the regulatory authorities categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum Total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table which follows.

      Actual capital amounts and ratios are presented in the table below for the
      Association:

                                                                                                              To Be Well
                                                                                                           Capitalized Under
                                                                    Actual         For Capital Adequacy    Prompt Corrective
                                                                                         Purposes          Action Provisions
                                                              -----------------    -------------------     -----------------
                                                              Amount      Ratio      Amount     Ratio      Amount     Ratio
                                                              ------      -----      ------     -----      ------     -----
                                                                                   (Dollars in thousands)
JUNE 30, 1999:
         Total capital (to risk weighted assets)              $15,848      56.0%      $2,266       8.0%     $2,832     10.0%

         Tier 1 (core)  capital (to risk weighted              15,750      55.6        1,133       4.0       1,699      6.0
            assets)

         Tier 1 (core) capital (to adjusted total              15,750      16.2        3,893       4.0       4,867      5.0
            assets)

         Tangible capital (to adjusted total assets)           15,750      16.2        1,460       1.5%       N/A       N/A

     JUNE 30, 1998:

         Total capital (to risk weighted assets)              $15,845      56.9%      $2,228       8.0%     $2,785     10.0%

         Tier 1 (core)  capital (to risk weighted              15,769      56.6          N/A       N/A       1,671      6.0
            assets)

         Tier 1 (core) capital (to adjusted total              15,769      14.9        3,165       3.0       5,276      5.0
            assets)

         Tangible capital (to adjusted total assets)           15,769      14.9        1,583       1.5         N/A      N/A

      The following table is a reconciliation of the Association's stockholder's equity to Tangible, Tier 1, and Risk-based capital as required by the OTS:

                                                       1999         1998
                                                       ----         ----
                                                         (In thousands)

      Stockholder's equity                            $15,639     $  15,953
      Intangible assets                                  (104)         (137)
      Unrealized (gain) loss on securities
        available for sale                                215           (47)
                                                      -------     ---------
          Tangible and Tier 1 capital                  15,750        15,769
      Allowance for loan losses                            98            76
                                                      -------     ---------
          Total risk based capital                    $15,848     $  15,845
                                                      =======     =========

      Total assets                                    $97,225      $105,105
      Adjusted total assets                            97,336       105,511
      Total risk weighted assets                       28,324        27,845

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

5.    EARNINGS PER SHARE

      Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended June 30, 1999, 1998, and 1997. Common stock outstanding consists of issued shares less unallocated ESOP shares and shares owned by the stock plan trust. Diluted earnings per share for the years ended June 30, 1999, 1998, and 1997, were computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Management Recognition Plan ("MRP") and the Stock Option Plan, based on the treasury stock method using an average fair market value of the stock during the respective periods.

      The following table represents the earnings per share calculations for the years ended June 30, 1999, 1998, and 1997 accompanied by the effect of this accounting change on previously reported earnings per share:

                                                                      Per Share
                                            Income        Shares        Amount
                                            ------        ------        ------

1999:
    Basic earnings per share                 $597,901     1,014,959      $.59
                                                                         ====
    Diluted securities:
       Management recognition plan shares           0        22,401
       Incentive stock option plan shares           0        10,663
                                             --------     ---------
       Diluted earnings per share            $597,901     1,048,023      $.57
                                             ========     =========      ====


                                                                      Per Share
                                            Income        Shares        Amount
                                            ------        ------        ------
1998:
    Basic earnings per share                 $542,885     1,061,133      $.51
                                                                         ====
    Diluted securities:
       Management recognition plan shares           0        24,449
       Incentive stock option plan shares           0        33,031
                                             --------     ---------
       Diluted earnings per share            $542,885     1,118,613      $.49
                                             ========     =========      ====

                                                                      Per Share
                                            Income        Shares        Amount
                                            ------        ------        ------
1997:
    Basic earnings per share                $142,631     1,095,959      $.13
                                                                        ====
    Diluted securities:
       Management recognition plan shares          0        32,590
       Incentive stock option plan shares          0        23,974
                                            --------     ---------
       Diluted earnings per share           $142,631     1,152,523      $.12
                                            ========     =========      ====

6.    EMPLOYEE RETIREMENT AND SAVINGS PLANS

      EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

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

      Expense related to the ESOP was approximately $285,000, $166,000, and $170,000 for 1999, 1998, and 1997. Unearned compensation related to the ESOP was approximately $515,000 and $757,000 at June 30, 1999 and 1998, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition.

      Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released based on the fair value of shares. The difference between the fair value of shares committed to be released and the cost of those shares to the ESOP is credited to additional paid-in capital in accordance with Statement of Position 93-6 Employers' Accounting for Employee Stock Ownership Plans. The 1999 increase is due to increased debt service payments on the ESOP loan which increased the shares to be released.

      MANAGEMENT RECOGNITION PLAN ("MRP")

      During fiscal 1996, the Association established a MRP which purchased 58,190 shares of the Company's common stock on the open market. The MRP provides for awards of common stock to directors and officers of the Association. The aggregate fair market value of the shares purchased by the MRP is considered unearned compensation at the time of purchase and compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $112,000, $104,000, and $142,000 for 1999, 1998, and 1997, respectively. Unearned compensation related to the MRP was approximately $355,000 and $492,000 for 1999 and 1998, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition. Contributions to the MRP, usually in the form of dividend equivalents, which will result in future compensation to the employees are debited to unearned compensation.

      SIMPLIFIED EMPLOYEE PENSION PLAN

      The Company established a Simplified Employee Pension Plan ("SEP") for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The Company makes a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $38,132, $94,996, and $111,190 for fiscal years 1999, 1998, and 1997, respectively.

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

      In the event that the Executive retires before the Company and the Association fully repay the loan by which the ESOP purchased common stock in the initial public offering, the Company will pay the executive an amount having a fair market value equal to (i) the benefits he would have accrued under the ESOP if the loan had been discharged on the date of his retirement through a contribution, on said date, by the Company to the ESOP, and if all assets of the ESOP were thereupon allocated to the accounts of participants, plus (ii) a tax bonus equal to 40% of the amount he recognizes as ordinary income pursuant to clause (i) hereof. The executive will forfeit the right to receive any benefits under this SERA if he is discharged from employment for just cause.

      In the event that the executive dies before he has received all benefit payments provided under this plan (calculated as if the executive retired on the date of his death), the Company shall pay to the executive's beneficiary a lump sum payment, within 60 days following the executive's death, in an amount equal to the balance of the executive's account.

      The Company recognized approximately $60,000 in compensation expense for the years ended June 30, 1999 and 1998 related to the SERA. The projected benefit obligation, accumulated benefit obligation, and vested benefit obligation were all $197,546 and $189,040 at June 30, 1999 and 1998, respectively. The components of the net periodic cost as of 1999 and 1998, respectively, are service costs of $5,186 and $4,444, interest cost of $13,233 and $11,047, and net amortization and deferred cost of $33,900 and $28,482. In determining the actuarial present value of the projected benefit obligation, the discount rate was 7% and the increase in share value was 10%.

      EMPLOYMENT AGREEMENT

      The Company has a 36-month employment agreement with its President and a Vice-President. This agreement provides that if employment under the agreement is terminated by the Company in connection with or within 12 months after any change in control of the Company, each shall be paid approximately 3 times his salary.

7.    STOCK-BASED COMPENSATION PLANS

      The Company has a stockholder approved Option Plan. The Option Plan provides for the grant of incentive stock options ("ISO's") to employees and nonincentive stock options ("non-ISO's") to nonemployee directors. The Company utilizes the intrinsic value method of accounting for stock option grants. As the option price is equal to the fair value of the stock at the date of grant, no compensation cost is recognized.

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

      Under the Option Plan, the Company may grant options up to 145,475 shares and has granted options outstanding of 123,577 shares through June 30, 1999. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant's completion of each of five years of service. Contributions to the stock option plan during 1999 were for the purchase of 24,085 shares which will be used for the exercise of options. The amount of the contributions, which equalled the share purchase price, was debited to unearned compensation.

      Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                       1999            1998           1997
                                       ----            ----           ----

      Net income:
          As reported                $597,901       $542,885        $142,631
          Pro forma                   555,592        494,676          66,438
      Earnings per share:
          As reported:
             Basic                       $.59           $.51            $.13
             Diluted                      .55            .49             .12
          Pro forma:
             Basic                        .57            .47             .06
             Diluted                      .53            .44             .06

      Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 5, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

      Unearned compensation related to the Option Plan was approximately $362,707 and $352,000 at June 30, 1999 and 1998, respectively, and is shown as a reduction of stockholders' equity in the accompanying statements of financial condition. A summary of the status of the Company's stock option plan at June 30, 1999 and 1998 and the changes during the years then ended is as follows:

                                                        1999
                                                ------------------------
                                                               Weighted
                                                                Average
                                                               Exercise
                                                 Shares          Price
                                                 ------          -----

 Outstanding at beginning of year               111,777         $11.69
     Granted                                     11,800          14.56
                                                -------         ------
 Outstanding at end of year                     123,577         $11.96
                                                =======         ======
 Exercisable at end of year                      68,114         $11.69
                                                =======         ======
 Weighted average fair value of the
     options granted                              $1.74
                                                =======

                                                        1998
                                                ------------------------
                                                               Weighted
                                                                Average
                                                               Exercise
                                                 Shares          Price
                                                 ------          -----

 Outstanding at beginning of year               120,376         $11.69
     Forfeitures                                      0           0.00
     Exercised                                   (8,599)         11.69
                                                -------         ------
 Outstanding at end of year                     111,777         $11.69
                                                =======         ======
 Exercisable at end of year                      43,402         $11.69
                                                =======         ======
 Weighted average fair value of the
     options granted                              $1.70
                                                =======

                                                        1997
                                                ------------------------
                                                               Weighted
                                                                Average
                                                               Exercise
                                                 Shares          Price
                                                 ------          -----

 Outstanding at beginning of year               126,376         $11.69
     Forfeitures                                      0           0.00
     Exercised                                     (545)         11.69
                                                -------         ------
 Outstanding at end of year                     120,376         $11.69
                                                =======         ======
 Exercisable at end of year                      23,639         $11.69
                                                =======         ======
 Weighted average fair value of the
     options granted                              $1.70
                                                =======

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999: risk-free interest rate of 6.22%; expected life of the options is 20% per year over the next five years and expected volatility and dividend yields of 17% and 3%, respectively.

8.    SECURITIES AVAILABLE FOR SALE

      The amortized cost, gross unrealized gain and loss, and fair value of securities designated as available for sale are summarized as follows:

                                                                                  June 30, 1999
                                                         -------------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized         Unrealized        Unrealized
                                                            Cost              Gain             (Loss)            Fair Value
                                                            ----              ----             ------            ----------
     U.S. Treasury securities                             $  5,316,831         $37,489       $  (48,977)        $  5,305,343
     U.S. Government agency securities                      15,644,198           6,197         (329,672)          15,320,723
     Federal Home Loan Bank stock                              724,400               0                0              724,400
                                                           -----------         -------        ---------          -----------
                                                          $ 21,685,429         $43,686        $(378,649)        $ 21,350,466
                                                          ============         =======        =========         ============

                                                                                  June 30, 1998
                                                         -------------------------------------------------------------------
                                                                              Gross            Gross
                                                          Amortized         Unrealized        Unrealized
                                                            Cost              Gain             (Loss)            Fair Value
                                                            ----              ----             ------            ----------

     U.S. Treasury securities                             $  7,879,031        $ 63,751         $ (5,094)       $  7,937,688
     U.S. Government agency securities                      13,487,978          46,077          (28,077)         13,505,978
     Federal Home Loan Bank stock                              795,200               0                0             795,200
                                                          ------------        --------         --------        ------------
                                                          $ 22,162,209        $109,828         $(33,171)       $ 22,238,866
                                                          ============        ========         ========        ============

      The amortized cost and fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       June 30, 1999
                                              ---------------------------------
                                               Amortized
                                                  Cost               Fair Value
                                                  ----               ----------

  Due in one year or less                      $  1,000,000        $  1,000,938
  Due after one year through five years          10,559,518          10,406,773
  Due after five years through ten years          5,594,718           5,478,036
  Due after ten years                             3,806,793           3,740,319
                                                -----------        ------------
                                                 20,961,029          20,626,066
  Federal Home Loan Bank stock                      724,400             724,400
                                                -----------        ------------
                                                $21,685,429         $21,350,466
                                                ===========         ===========

      A security designated as available for sale with a carrying value (fair value) of $1,278,469 has been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,325,000 at June 30, 1999.

9.    SECURITIES HELD TO MATURITY

      The amortized cost, gross unrealized gain and loss, and fair value of securities designated as held to maturity are summarized as follows:

                                                June 30, 1999
                          ----------------------------------------------------
                                           Gross         Gross
                            Amortized     Unrealized   Unrealized
                              Cost          Gain         (Loss)     Fair Value
                              ----          ----         ------     ----------
   U.S. Government
    agency securities     $23,706,524    $231,055     $(291,134)    $23,646,445
                          -----------    --------     ---------     -----------
                          $23,706,524    $231,055     $(291,134)    $23,646,445
                          ===========    ========     =========     ===========

                                                June 30, 1998
                          ----------------------------------------------------
                                           Gross         Gross
                            Amortized     Unrealized   Unrealized
                              Cost          Gain         (Loss)     Fair Value
                              ----          ----         ------     ----------

   U.S. Government
    agency securities     $34,077,096     $780,511     $(46,586)   $34,811,021
                          -----------     --------     --------    -----------
                          $34,077,096     $780,511     $(46,586)   $34,811,021
                          ===========     ========     ========    ===========

      The amortized cost and fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        June 30, 1999
                                              --------------------------------
                                               Amortized
                                                 Cost               Fair Value
                                                 ----               ----------

Due in one year or less                        $         0         $         0
Due after one year through five years            3,311,836           3,336,664
Due after five years through ten years          16,101,132          16,051,127
Due after ten years                              4,293,556           4,258,654
                                               -----------         -----------
                                               $23,706,524         $23,646,445
                                               ===========         ===========

10.   LOANS RECEIVABLE

      Loans receivable are summarized as follows:

                                                           June 30,
                                                  ---------------------------
                                                      1999           1998
                                                      ----           ----

    Mortgage loans:
         Secured by one to four family
            residential properties                $36,702,144    $36,528,215
         Secured by nonresidential properties         301,936        216,000
     Consumer loans                                 4,450,682      3,748,379
     Savings account loans                            647,406        656,743
                                                  -----------    -----------
                                                   42,102,168     41,149,337

     Less:
         Unearned interest income                     240,453        244,711
         Discount on loans                                 34            530
         Deferred loan fees (costs), net             (344,864)      (324,915)
         Allowance for loan losses                     97,836         75,673
                                                  -----------    -----------
                   Loans receivable, net          $42,108,709    $41,153,338
                                                  ===========    ===========

      Loans secured by one to four family residential properties include second mortgage loans on properties for which the Association holds the first mortgage. The proceeds on these second mortgage loans were used for improvements and consumer purposes. Second mortgage loan balances at June 30, 1999 and 1998 were approximately $1,464,000 and $974,000, respectively.

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

      In the normal course of business, loans are made to officers, directors, and employees of the Company and the Association. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 1999 and 1998, $442,075 and $395,768, respectively, of these loans were outstanding. During fiscal 1999, $294,154 of new loans were made and repayments totaled $247,847.

      An analysis of the Company's allowance for loan losses is as follows:

                                                For the Years Ended
                                                      June 30,
                                       ----------------------------------------
                                         1999          1998           1997
                                         ----          ----           ----

   Balance, beginning of year            $75,673       $75,673        $78,070
   Provision for loan losses              27,000             0              0
   Charge-offs, net of recovery           (4,837)            0         (2,397)
                                         -------       -------        -------
   Balance, end of year                  $97,836       $75,673        $75,673
                                         =======       =======        =======

      At June 30, 1999, nonaccrual loans totaled approximately $10,333. At June 30, 1998, nonaccrual loans totaled approximately $11,000. Interest income foregone on nonaccrual loans was not significant for fiscal years 1999 and 1998.

11.   PREMISES AND EQUIPMENT

      Premises and equipment are summarized as follows:

                                                         June 30,
                                                -----------------------------
                                                  1999              1998
                                                  ----              ----

  Land                                          $   170,085      $   170,085
  Building and improvements                         254,677          250,623
  Leasehold improvements                             58,793           57,050
  Furniture, fixtures, and equipment                561,421          538,482
                                                  1,044,977        1,016,240
  Less accumulated depreciation                    (786,420)        (764,867)
                                                $   258,557      $   251,373

      Depreciation expense charged to office building and equipment expense in 1999, 1998, and 1997, totaled approximately $38,000, $46,000, and $48,000, respectively.

12.   DEPOSITS

      Deposits are summarized as follows:

                                                                       June 30, 1999                 June 30, 1998
                                                                   -----------------------      ------------------------
                                                                   Amount         Percent         Amount         Percent
                                                                   ------         -------         ------         -------

     Demand, NOW, and Money Market accounts, including
         noninterest bearing deposits of $162,173 and
         $171,064 at June 30, 1999 and June 30, 1998,
         respectively                                              $ 7,814,777      9.81%        $ 8,277,383       9.63%
     Passbook savings                                                5,713,307      7.17           5,198,093       6.05
                                                                   -----------    ------         -----------     ------
                                                                    13,528,079     16.98          13,475,476      15.68
     Certificates of deposit:
           2.00-  4.00%                                              7,490,137      9.39             310,238        .36
           4.01-  6.00%                                             57,545,898     72.17          68,464,845      79.68
           6.01-  8.00%                                              1,047,695      1.31           3,553,214       4.14
           8.01-10.00%                                                 121,868       .15             122,061        .14
                                                                   -----------    ------         -----------     ------
                                                                    66,205,598     83.02          72,450,358      84.32
                                                                   -----------    ------         -----------     ------
                                                                   $79,733,677    100.00%        $85,925,834     100.00%
                                                                   ===========    ======         ===========     ======

      The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $6,092,582 and $10,659,343 at June 30, 1999
      and 1998, respectively.

      Scheduled maturities of certificates of deposit at June 30, 1999 are as follows:

                                                                    Year Ending June 30,
                                       ----------------------------------------------------------------------------
                                            2000             2001            2002          2003            Total
                                            ----             ----            ----          ----            -----
       2.00-  4.00%                     $ 5,990,754     $ 1,499,383      $      0      $        0      $ 7,490,137
       4.01-  6.00                       40,921,358      12,493,424       714,478       3,416,637       57,545,897
       6.01-  8.00                          540,822          46,348       217,436         243,088        1,047,694
       8.01-10.00                             7,728         114,140             0               2          121,870
                                        -----------     -----------      --------      ----------      -----------
                Total                   $47,460,662     $14,153,295      $931,914      $3,659,727      $66,205,598
                                        ===========     ===========      ========      ==========      ===========

      Interest expense on deposits consisted of the following:

                                           For the Years Ended June 30,
                                    --------------------------------------------
                                       1999            1998             1997
                                       ----            ----             ----

   Passbook savings                  $  173,306      $  149,106       $  228,747
   NOW accounts                         247,099         240,356          158,914
   Certificates of deposit            3,679,891       4,129,114        4,146,176
                                     ----------      ----------       ----------
                                     $4,100,296      $4,518,576       $4,533,837
                                     ==========      ==========       ==========
13.   INCOME TAXES

      The provision (benefit) for income taxes for the periods indicated is summarized as follows:

                                           For the Years Ended June 30,
                                    --------------------------------------------
                                       1999            1998             1997
                                       ----            ----             ----

   Current Provision:
       Federal                      $342,262        $216,746         $164,392
       State                          48,067          29,130           20,787
                                    --------        --------        ---------
                                     390,329         245,876          185,179
   Deferred provision (benefit)      (77,771)         31,167         (105,788)
                                    --------        --------        ---------
                                    $312,558        $277,043        $  79,391
                                    ========        ========        =========

      The differences between the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

                                           For the Years Ended June 30,
                                    --------------------------------------------
                                       1999            1998             1997
                                       ----            ----             ----

 Pretax income at statutory rates   $313,813        $273,142          $75,487
 Add (deduct):
     State income tax, net of
        federal tax benefit           26,183          21,494            6,022
     Other, net                      (27,438)        (17,593)          (2,118)
                                    $312,558        $277,043          $79,391
                                    --------        --------          -------
 Effective income tax rate                34%             35%              36%
                                    ========        ========          =======

      The net deferred tax liability was included in taxes payable in the accompanying consolidated statements of financial condition at June 30, 1999 and 1998. The components of the net deferred tax asset or liability at June 30, 1999 and 1998 were as follows:

                                                            June 30,
                                                    -------------------------
                                                       1999           1998
                                                       ----           ----

   Amortization of intangibles                      $   68,552     $   53,291
   Reserves for employee benefit plans                 160,547        119,612
   Depreciation                                          5,362          1,715
   Unrealized net loss on securities
       available for sale                               81,616              0
   Other                                                14,703         11,200
                                                    ----------     ----------
                 Deferred tax asset                    330,780        185,818
                                                    ----------     ----------
   Unrealized net gain on securities
       available for sale                                    0        (29,129)
   FHLB stock dividend                                 (58,919)       (57,869)
   Bad debt reserve, net                               (17,462)       (41,648)
   Accretion of discount on securities                (133,887)      (139,800)
   Deferred loan fees and costs, net                  (144,900)      (123,468)
   Other                                                  (112)        (6,921)
                                                    ----------     ----------
                 Deferred tax liability               (355,280)      (398,835)
                                                    ----------     ----------
                 Net deferred tax liability         $  (24,500)    $ (213,017)
                                                    ==========     ==========

      The portion of a thrift's tax bad debt reserve that was not recaptured under the provisions of the Small Business Job Protection Act of 1996 are only subject to recapture at a later date under certain circumstances. These include stock repurchases redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Association does not anticipate engaging in any transactions at this time that would require the recapture of its pre-1988 tax bad debt reserves of approximately $2.8 million.

14.   ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

      Accrued interest and dividends receivable is summarized as follows:

                                                          June 30,
                                                     -----------------------
                                                       1999           1998
                                                       ----           ----

   Securities available for sale                     $254,431       $299,919
   Securities held to maturity                        145,540        241,546
   Loans receivable                                   180,399        176,980
   Interest-bearing deposits in other banks             7,286          4,579
                                                     --------       --------
                                                     $587,656       $723,024
                                                     ========       ========

15.   COMMITMENTS AND CONTINGENCIES

      LEASES

      The Company has lease agreements for its branch offices. Rental expense under these leases aggregated $18,546 $16,694, and $16,889, for fiscal years 1999, 1998, and 1997, respectively. The aggregate annual minimum rental commitments under the terms of all noncancelable leases at June 30, 1999 are as follows:

                                   Fiscal Year              Amount
                                   -----------              ------

                                       2000                  $19,848
                                       2001                   14,148
                                       2002                   14,148
                                       2003                   14,148
                                       2004                   14,148
                                                             -------
                                                             $76,440
                                                             =======
      OFF-BALANCE-SHEET ITEMS

      The Company's policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the only off-balance sheet exposure the Association has is its commitments to originate loans; at June 30, 1999, the Company had $844,751 in outstanding commitments to originate residential real estate loans at fixed rates between 7.00% and 9.25%. Additionally, at June 30, 1999, the Association had provided approximately $437,367 in unused lines of credit.

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

      This table summarizes the Company's disclosure of fair values of financial instruments made in accordance with the requirements of SFAS No. 107:

                                                      At June 30, 1999            At June 30, 1998
                                                      ----------------            ----------------
                                                   Carrying     Estimated      Carrying     Estimated
                                                    Amount     Fair Value     Amount      Fair Value
                                                    ------     ----------     ------      ----------
                                                                 (Dollars in thousands)
ASSETS:
    Cash on hand and in banks                       $  8,681     $  8,681      $  6,422      $  6,422
    Securities--AFS                                   21,350       21,350        22,239        22,239
    Securities--HTM                                   23,706       23,646        34,077        34,811
    Loans receivable, net                             42,109       42,530        41,153        42,033

LIABILITIES:
    Deposits                                          79,734       79,730        85,926        86,338
    Other liabilities and borrowed funds                  87           86           120           120

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

17.   PARENT COMPANY FINANCIAL STATEMENTS

      Separate condensed financial statements of The Southern Banc Company, Inc. (the "Parent Company") as of and for the years ended June 30, 1999 and 1998 are presented below:

                        STATEMENT OF FINANCIAL CONDITION

                             JUNE 30, 1999 AND 1998

                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                           1999        1998
                                                           ----        ----

ASSETS:

    Cash and cash equivalents                            $     403     $ 1,860
    Investment in subsidiary                                15,640      15,953
    ESOP loan receivable                                       654         826
    Other assets                                                35          44
                                                         ---------     -------
              Total assets                               $  16,732     $18,683
                                                         =========     =======

LIABILITIES:
    Other liabilities                                    $      87     $   113
                                                         ---------     -------
STOCKHOLDERS' EQUITY:
    Preferred stock                                              0           0
    Common stock                                                15          15
    Paid-in capital                                         13,684      13,676
    Retained earnings                                        9,684       9,433
    Unearned compensation                                   (1,532)     (1,602)
    Treasury stock                                          (4,991)     (3,000)
    Unrealized gain (loss) on securities
        available for sale, net                               (215)         48
                                                         ---------     -------
           Total stockholders' equity                       16,645      18,570
                                                         ---------     -------
           Total liabilities and stockholders' equity     $ 16,732     $18,683
                                                         =========     =======

                               STATEMENT OF INCOME

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                 1999      1998
                                                                 ----      ----

INCOME FROM SUBSIDIARY:
    Dividends                                                   $1,000   $    0
    Interest                                                       102      142
                                                                ------   ------
              Total income                                       1,102      142
OPERATING EXPENSE                                                   66      128
                                                                ------   ------
INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED
    CURRENT YEAR SUBSIDIARY EARNINGS                             1,036       14

INCOME TAXES                                                        16        3
                                                                ------   ------
INCOME BEFORE EQUITY IN UNDISTRIBUTED CURRENT YEAR
    SUBSIDIARY EARNINGS                                          1,020       11

DISTRIBUTIONS (OVER) UNDER CURRENT YEAR SUBSIDIARY EARNINGS       (422)     532
                                                                ------   ------
              Net income                                       $   598   $  543
                                                               =======   ======


                             STATEMENT OF CASH FLOWS

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                        1999       1998

     OPERATING ACTIVITIES:
         Net income                                                                                   $   598    $   543
         Distributions over (under) current year subsidiary earnings                                      422       (532)
                                                                                                      -------    -------
                                                                                                        1,020         11
         Adjustments  to reconcile  net income to net cash provided by operating activities:
            Decrease in other assets                                                                        9          6
            Increase (decrease) in other liabilities                                                      (26)        39
                                                                                                      -------    -------
                   Net cash provided (used in) operating activities                                     1,003         56
                                                                                                      -------    -------
     INVESTING ACTIVITIES:
                   Net cash provided by investing activities                                                0          0
                                                                                                      -------    -------
     FINANCING ACTIVITIES:
         Capital contributions to subsidiary                                                                        (145)
         Capital contributions to plan trust                                                             (304)       (22)
         Payments received on ESOP loan                                                                   182        106
         Proceeds from exercise of stock options                                                            0        100
         Purchase of treasury stock                                                                    (1,991)         0
         Dividends paid                                                                                  (347)      (363)
                                                                                                      -------    -------
                   Net cash used in financing activities                                               (2,460)      (324)
                                                                                                      -------    -------
     DECREASE IN CASH AND CASH EQUIVALENTS                                                             (1,457)      (268)
     CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                     1,860      2,128
                                                                                                      -------    -------
     CASH AND CASH EQUIVALENTS AT END OF YEAR                                                         $   403    $ 1,860
                                                                                                      =======    =======

                              CORPORATE INFORMATION

Directors and Executive Officers:                 Main Office:

James B. Little, Jr.                              221 S. 6th Street
   Chairman of the Board, President               Gadsden, Alabama
   and Chief Executive Officer of the
   Company and the Bank                           Branch Offices:

Craig G. Cantrell                                 202 Sand Mountain Drive
   Retired                                        Albertville, Alabama

Thomas F. Dowling                                 395 Gunter Avenue
   Dentist                                        Guntersville, Alabama
   Gadsden, Alabama
                                                  390 W. Main Street
Grady Gillam                                      Centre, Alabama
   Retired
                                                  Independent Auditor:
W. Roscoe Johnson, III
   Partner in law firm of Inzer, Haney,           Arthur Andersen LLP
   Johnson & McWhorter, P.A.                      Birmingham, Alabama
   Gadsden, Alabama
                                                  General Counsel:
Rex G. Keeling, Jr.
   Property/Casualty Salesman with Insurance      Inzer, Haney, Johnson &
   Facilities                                     McWhorter, P.A.
                                                  Gadsden, Alabama
Gates Little
   Executive Vice President of the Company        Securities and Regulatory
   and the Bank                                   Counsel:

Fred Taylor                                       Kutak Rock
   Owner of Taylor Realty                         Washington, D.C.
   Albertville, Alabama
                                                  Annual Stockholders Meeting:
Officers:
                                                  November 17, 1999 - 5:00 p.m.
Rodney Rich                                       The Southern Bank Company
   Vice President of the Bank                     221 S. 6th Street
                                                  Gadsden, Alabama
Margaret Stewart                                  Record Date-September 24, 1999
   Secretary of the Bank
                                      A COPY OF THE ANNUAL REPORT ON FORM 10-KSB
Janice Stephens                       FOR THE FISCAL YEAR ENDED JUNE 30, 1999 AS
   Comptroller of the Bank            FILED  WITH  THE  SEC WILL BE FURNISHED TO
                                      STOCKHOLDERS  AS  OF  THE RECORD DATE UPON
Teresa Elkins                         WRITTEN  REQUEST TO THE  SECRETARY  OF THE
   Vice President of the Bank         COMPANY,  221  SOUTH  6TH STREET, GADSDEN,
                                      AL 35901.
Peggy Smith
   Secretary of the Company and
   Treasurer of the Bank

Martha Garrett
   Vice President of the Bank

Annette Espy
   Vice President of the Bank

================================================================================


                         THE SOUTHERN BANC COMPANY, INC.

         221 SOUTH 6TH STREET o GADSDEN, ALABAMA 35901 o (256) 543-3860


================================================================================