Form 10KSB, Exhibit 13
period 2000-06-30
SOUTHERN BANC CO INC
filed 2000-09-28
CIK 946453

EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

================================================================================

                                      2000

                             A N N U A L   R E P O R T







================================================================================


                         THE SOUTHERN BANC COMPANY, INC.

                 [LETTERHEAD OF THE SOUTHERN BANC COMPANY, INC.]

         To Our Stockholders:


                  We are happy to present the Annual Report of The Southern Banc Company, Inc. for the fiscal year ended June 30, 2000. We invite you to review the Report and the Company's performance during fiscal 2000.

                  During fiscal 1999, we significantly increased our loan production, while preserving the Bank's traditionally high asset quality. During fiscal 2000, we continued our increased level of loan production, while reducing our operating expenses. We also repurchased approximately 65,600 shares of outstanding common stock. These efforts resulted in another increase in net income and a significant increase in earnings per share.

                  We will continue to focus on our stockholders and communities in order to enhance your investment and the banking needs of our customers.

                  Your continued support and interest in our Company is greatly appreciated.

                                   Sincerely,



                                   James B. Little Jr.

                         THE SOUTHERN BANC COMPANY, INC.

         The Southern Banc Company, Inc. (the "Company") was incorporated at the direction of management of The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama (the "Bank"), for the purpose of serving as the savings institution holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from mutual to stock form in 1995. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision ("OTS"). At June 30, 2000, the Company had total consolidated assets of $98.1 million, deposits of $81.4 million and stockholders' equity of $16.3 million, or 16.6% of total assets.

         The Bank was organized in 1936 as a federally chartered mutual savings and loan association, at which time it also became a member of the Federal Home Loan Bank ("FHLB") System and obtained federal deposit insurance. The Bank currently operates through four banking offices located in Gadsden, Albertville, Guntersville and Centre, Alabama. In 1999, the Bank adopted its current corporate title to eliminate any confusion between the Company and the Bank and to increase public awareness of the expanded banking services which the Bank now offers.

         The Bank's business strategy has been to operate as a profitable and independent community-oriented savings institution dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by using retail deposits as its sources of funds and maintaining most of its assets in mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Government National Mortgage Association ("GNMA") and the Federal National Mortgage Association ("FNMA"), loans secured by owner-occupied one-to-four-family residential real estate properties located in the Bank's market area, U.S. government and agency securities, interest-earning deposits, cash and equivalents and consumer loans. The Bank's business strategy incorporates the following key elements: (1) remaining a community-oriented financial institution while maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) attracting a retail deposit base from the communities served by the Bank's four banking offices; (3) maintaining asset quality by emphasizing investment in local residential mortgage loans, consumer loans, mortgage-backed securities and other securities issued or guaranteed by the U.S. government or agencies thereof; and (4) maintaining liquidity and capital substantially in excess of regulatory requirements.

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

                             MARKET FOR COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock began trading on the American Stock Exchange in 1995 under the symbol "SRN." At June 30, 2000, there were 1,008,498 shares of the Common Stock outstanding and approximately 302 stockholders of record. This total does not reflect the number of persons or entities who hold Common Stock in nominee or "street name" through various brokerage firms.

         The payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors of the Company. The Board of Directors has adopted a policy of paying quarterly cash dividends on the Common Stock. In addition, from time to time, the Board of Directors may determine to pay special cash dividends in addition to, or in lieu of, regular cash dividends. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital and financial condition of the Company and the Bank, thrift industry trends and general economic conditions, justify the payment of dividends. There can be no assurance that dividends will be paid.

         The following table sets forth information as to high and low sales prices of the Company's Common Stock and cash dividends declared per share of common stock for the calendar quarters indicated.

                                   Price Per Share               Dividends
                             -----------------------------
                                  HIGH            LOW            PER SHARE

FISCAL 1999

   First Quarter             $15.750          $13.688             $.0875
   Second Quarter            $13.688          $12.063             $.0875
   Third Quarter             $12.625          $11.000             $.0875
   Fourth Quarter            $12.625          $11.500             $.0875

FISCAL 2000

   First Quarter             $12.313          $  8.250            $.0875
   Second Quarter            $ 9.875          $  8.000            $.0875
   Third Quarter             $ 9.000          $  7.250            $.0875
   Fourth Quarter            $ 9.375          $  7.313            $.0875

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                          Year Ended June 30,
                                                  --------------------------------------------------------------------
                                                      2000         1999          1998          1997          1996
                                                      ----         ----          ----          ----          ----
                                                                 (In thousands, except per share data)

INCOME STATEMENT DATA
Interest income.............................      $    6,944    $    6,990   $    7,418     $   7,513    $    7,702
Interest expense............................           4,081         4,100        4,519         4,534         4,679
                                                  ----------    ----------   ----------     ---------    ----------
Net interest income.........................           2,863         2,890        2,899         2,979         3,023
Provision for loan losses...................              17            27           --            --            --
                                                  ----------    ----------   ----------     ---------    ----------
Net interest income after provision
Noninterest income..........................             118           196           92            92            77
Noninterest expense.........................           1,962         2,148        2,171         2,849         2,231
                                                  ----------    ----------   ----------     ---------    ----------
Income before provision for income taxes....           1,002           911          820           222           869
Provision for income taxes..................             356           313          277            79           294
                                                  ----------    ----------   ----------     ---------    ----------
Net income..................................      $      646    $      598          543           143           575
                                                  ==========    ==========   ==========     =========    ==========
Earnings per share
     Basic..................................      $     0.71    $     0.59   $     0.51     $    0.13    $     0.34
                                                  ==========    ==========   ==========     =========    ==========
     Diluted................................      $     0.71    $     0.57   $     0.49     $    0.12    $     0.34
                                                  ==========    ==========   ==========     =========    ==========


                                                                          Year Ended June 30,
                                                  --------------------------------------------------------------------
                                                      2000         1999          1998          1997          1996
                                                      ----         ----          ----          ----          ----
                                                                            (In thousands)

BALANCE SHEET DATA
Total assets................................      $   98,087    $   96,875   $  105,087     $ 105,434    $  107,029
Loans receivable, net.......................          39,840        42,109       41,153        36,180        33,145
Securities:
     Available for sale.....................          27,109        21,351       22,239        17,621        13,504
     Held to maturity.......................          23,886        23,706       34,077        44,158        52,822
Deposits....................................          81,437        79,734       85,926        86,759        85,847
Stockholders' equity........................          16,319        16,645       18,570        17,931        20,135


                                                                          Year Ended June 30,
                                                  --------------------------------------------------------------------
                                                      2000         1999          1998          1997          1996
                                                      ----         ----          ----          ----          ----
KEY OPERATING DATA
Return on average assets....................            0.66%       0.61%        0.52%         0.14%          0.53%
Return on average equity....................            4.03        3.38          2.96         0.82           3.29
Average equity to average assets............           16.33       18.12         17.43        16.58          16.17
Dividend payout ratio.......................           49.30       59.32         68.63       424.07         127.53
Number of offices...........................               4           4             4            4              4

                                       3

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The principal business of the Bank consists of accepting deposits from the general public through its main and branch offices and investing those funds in loans secured by one-to-four- family residential properties and consumer loans located in the Bank's primary market area. Due to the competition for one-to-four-family mortgage loans and consumer loans in the Bank's market area, the Bank maintains a substantial portfolio of investment and mortgage-backed securities. The Bank's mortgage-backed securities are all guaranteed as to principal and interest by GNMA, FHLMC or FNMA. The Bank's securities portfolio consists primarily of U.S. Treasury notes and government agency securities, including agency notes. See Notes 6 and 7 of Notes to Consolidated Financial Statements. The Bank maintains a substantial amount in interest-bearing deposits in other banks, primarily an interest-bearing account with the FHLB of Atlanta.

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

         The operations of the Bank and the financial institution industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by demand for and supply of housing and competition among lenders and the level of interest rates in the Bank's market area. The Bank's deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Bank's market area.

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2000 AND JUNE 30, 1999

         Total assets increased approximately $1.2 million, or 1.3%, from $96.9 million at June 30, 1999 to $98.1 million at June 30, 2000. During the year ended June 30, 2000, net loans decreased approximately $2.3 million, or 5.4%, securities available for sale increased approximately $5.8 million, or 27.0%, and securities held to maturity increased approximately $180,000, or 0.76%.

         Cash and cash equivalents decreased approximately $2.9 million, or 33.8%, from $8.7 million at June 30, 1999 to $5.7 million at June 30, 2000. The decrease in cash and cash equivalents was primarily attributable to the reduction in interest-bearing deposits in other banks.

         Accrued interest and dividends receivable increased approximately $75,000, or 12.5%, from $601,000 at June 30, 1999 to $677,000 at June 30, 2000.
Prepaid expenses and other assets increased approximately $187,000, or 110.6%, from $169,000 at June 30, 1999 to $355,000 at June 30, 2000. This increase was primarily attributable to an increase in prepaid federal income taxes.

         Total deposits increased approximately $1.7 million, or 2.1%, from $79.7 million at June 30, 1999 to $81.4 million at June 30, 2000. Other liabilities during the fiscal year ended June 30, 2000 decreased approximately $166,000, or 33.4%, from $497,000 at June 30, 1999 to $331,000 at June 30, 2000.
This decrease was primarily attributable to a decrease in deferred federal income taxes.

         Total equity decreased approximately $325,000, or 2.0%, from $16.6 million at June 30, 1999 to $16.3 million at June 30, 2000. This change was primarily attributable to the repurchase of approximately 65,600 shares of the Company's outstanding Common Stock.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 2000 AND 1999

         The Company reported net income for the fiscal years ended June 30, 2000 and 1999 of $646,000 and $598,000, respectively. The increase in net income for the fiscal year ended June 30, 2000 was primarily attributable to a reduction in salaries and employee benefits.

         Net Interest Income. Net interest income for each of the fiscal years ended June 30, 2000 and 1999 was $2.9 million. Total interest income decreased approximately $47,000, or 0.67%, for the fiscal year ended June 30, 2000. Total interest expense decreased approximately $19,000, or 0.47%, for the fiscal year ended June 30, 2000 compared with the fiscal year ended June 30, 1999.

         Provision for Loan Losses. During the fiscal year ended June 30, 2000, the provision for loan losses was approximately $17,000. The provision for loan losses for the fiscal year ended June 30, 1999 was approximately $27,000. The allowance for loan losses is based on management's evaluation of possible loan losses inherent in the Bank's loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

         Non-Interest Income. Non-interest income decreased approximately $76,000, or 39.2%, for the fiscal year ended June 30, 2000, from $194,000 for the year ended June 30, 1999 to $118,000. The decrease was primarily attributable to a decrease in prepayment penalties associated with mortgage loan refinances.

         Non-Interest Expense. Non-interest expense decreased approximately $185,000, or 8.6%, for the fiscal year ended June 30, 2000, from $2.2 million for the year ended June 30, 1999 to $2.0 million. This decrease was primarily attributable to a decrease in salaries and employee benefits of approximately $177,000, or 12.27% for the fiscal year ended June 30, 2000. Other operating expenses increased by approximately $2,000, or 0.37%, for the fiscal year ended June 30, 2000.

         Provision for Income Taxes. During the fiscal year ended June 30, 2000, the provision for income tax expense increased approximately $44,000, or 14.1%. This increase was primarily attributable to an increase in pre-tax earnings resulting from a reduction in operating expenses.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 1999 AND 1998

         The Company reported net income for the fiscal years ended June 30, 1999 and 1998 of $598,000 and $543,000, respectively. The increase in net income for the fiscal year ended June 30, 1999 was primarily attributable to a reduction in operating expenses.

         Net Interest Income. Net interest income for each of the fiscal years ended June 30, 1999 and 1998 was $2.9 million. Total interest income decreased approximately $427,000, or 5.8%, for the fiscal year ended June 30, 1999 compared with the fiscal year ended June 30, 1998. Total interest expense decreased approximately $418,000, or 9.3%, for the fiscal year ended June 30, 1999 compared with the fiscal year ended June 30, 1998.

         Provision for Loan Losses. During the fiscal year ended June 30, 1999, the provision for loan losses was approximately $27,000. No provision for loan losses was deemed necessary in fiscal year ended June 30, 1998. The allowance for loan losses is based on management's evaluation of possible loan losses inherent in the Bank's loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

         Non-Interest Income. Non-interest income increased by approximately $103,000, from $92,000 for the fiscal year ended June 30, 1998 to $194,000 for the fiscal year ended June 30, 1999. This increase was primarily attributable to an increase in prepayment penalties associated with mortgage loan refinances.

         Non-Interest Expense. Non-interest expense decreased approximately $24,000, or 1.1%, in 1999. Non-interest expenses were approximately $2.2 million for each of the fiscal years ended June 30, 1999 and 1998. Salaries and employee benefits were approximately $1.4 million for the fiscal years ended June 30, 1999 and 1998. Other operating expenses decreased by approximately $45,000, or 7.3%, for the fiscal year ended June 30, 1999 compared with the fiscal year ended June 30, 1998.

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

         The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value of its cash flows from assets, liabilities and off-balance sheet items ("NPV") in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum increases and decreases in the Bank's estimated NPV of 25%, 50% and 77% and 25%, 35% and 50% in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. At June 30, 2000, based on the most recent information provided by the OTS, it was estimated that the Bank's NPV would decrease 11%, 23% and 34% and increase 9%, 15% and 20% in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. These calculations indicate that the Bank's net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Bank's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank's interest-bearing liabilities would be expected to mature or reprice more quickly than the Bank's interest-earning assets.

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

         The table also presents information for the periods indicated and at June 30, 2000 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

                                                                   Year Ended June 30,
                                        ---------------------------------------------------------------------------------
                                                        2000                                      1999
                                        -----------------------------------     -----------------------------------------
                                                                Average                                     Average
                                        Average                 Yield/          Average                     Yield/
                                        BALANCE     INTEREST      COST          BALANCE      INTEREST         COST
                                        -------     --------    ---------       -------      --------       --------
                                                                                (Dollars in thousands)
Interest-earning assets:
  Loans receivable.................     $  39,996   $   3,143      7.86%        $  41,508    $    3,185        7.67%
  Securities.......................        49,435       3,383      6.84            52,145         3,502        6.72
  Other interest-earning assets....         6,598         416      6.30             6,828           303        4.44
                                        ---------   ---------                   ---------    ----------
    Total interest-earning assets..        96,029       6,942      7.23           100,481         6,990        6.96
Non-interest-earning assets........         2,079                                   2,009
                                        ---------                               ---------
    Total assets...................     $  98,108                               $ 102,490
                                        =========                               =========

Interest-bearing liabilities:
  Deposits.........................     $  81,270       4,098      5.04         $  83,137         4,100        4.93
                                         --------   ---------                   ---------    ----------
    Total interest-bearing liabilities     81,270       4,098      5.04            83,137         4,100        4.93
                                                    ---------                                ----------
Non-interest-bearing liabilities...           812                                   1,106
                                        ---------                               ---------
    Total liabilities..............        82,082                                  84,243
Equity.............................        16,026                                  18,247
                                        ---------                               ---------
    Total liabilities and equity...     $  98,108                               $ 102,490
                                        =========                               =========
Net interest income..............                   $   2,844                                $    2,890
                                                     ========                                ==========
Interest rate spread.............                                   2.19%                                       2.03%
                                                                ========                                    ========
Net interest margin..............                                   2.96%                                       2.88%
                                                                ========                                    ========
Ratio of average interest-earning
   assets to average interest-bearing
   liabilities...................                                 118.16%                                   120.86%
                                                                ========                                    ======

(TABLE CONTINUED)
                                                   Year Ended June 30,
                                        ----------------------------------------
                                                          1998
                                        ----------------------------------------
                                                                         Average
                                               Average                   Yield/
                                               BALANCE      INTEREST       COST
                                               -------      --------     ------
                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable.................            $  38,751       $3,081        7.95%
  Securities.......................               58,426        4,046        6.92
  Other interest-earning assets....                6,252          291        4.65
                                               ---------    ---------
    Total interest-earning assets..              103,429        7,418        7.17
Non-interest-earning assets........                1,844
                                               ---------
    Total assets...................            $ 105,273
                                               =========

Interest-bearing liabilities:
  Deposits.........................            $  85,262        4,519        5.30
                                               ---------    ---------
    Total interest-bearing liabilities            85,262        4,519        5.30
                                                            ---------
Non-interest-bearing liabilities...                1,667
                                               ---------
    Total liabilities..............
Equity.............................               18,344
                                               ---------
    Total liabilities and equity...            $ 105,273
                                               =========
Net interest income..............                           $   2,899
                                                            =========
Interest rate spread.............                                            1.87%
                                                                         ========
Net interest margin..............                                            2.80%
                                                                         ========
Ratio of average interest-earning
   assets to average interest-bearing
   liabilities...................                                          121.31%
                                                                         ========

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

                                                                            Year Ended June 30,
                                            ------------------------------------------------------------------------------
                                                          2000 vs. 1999                            1999 vs. 1998
                                            ------------------------------------    --------------------------------------
                                                       Increase (Decrease)                      Increase (Decrease)
                                                             Due to                                   Due to
                                            ------------------------------------    --------------------------------------
                                            RATE       VOLUME        TOTAL          RATE        VOLUME          TOTAL
                                            ----       ------        -----          ----        ------          -----
                                                                           (In thousands)
Interest income
  Loans.................................    $     74   $   (116)     $   (42)       $   (114)   $      219   $      105
  Securities............................          63       (182)        (119)            (78)         (431)        (509)
  Other interest-earning assets.........         125        (12)         113              47           (71)         (24)
                                            --------   ---------     -------        ---------   -----------  -----------
    Total interest-earning assets.......         262       (310)         (48)           (145)        (283)         (428)
                                            --------   ---------     --------       --------    ----------   ----------

Interest expense
  Deposits.............................           90        (92)          (2)           (306)         (113)        (419)
                                            --------   ---------     --------       ---------   -----------  ----------
   Total interest-bearing liabilities...          90        (92)          (2)           (306)         (113)        (419)
                                            --------   ---------     --------       ---------   -----------  ----------

Change in net interest income...........    $    172   $   (218)     $   (46)       $     161   $     (170)  $       (9)
                                            ========   =========     ========       =========   ===========  ==========

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

         The Bank continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 2000, the Bank had approximately $5.7 million in cash on hand and interest-bearing deposits in other banks, which represented 5.9% of total assets. The Bank's average liquidity ratio well exceeded the required minimum at and during the fiscal year ended June 30, 2000. At June 30, 2000, the Bank's level of liquid assets, as measured for regulatory compliance purposes, was $19.8 million, or 22.9%.

         At June 30, 2000, the Bank had $16.3 million of total equity, or 16.6% of total assets. The Bank continued to exceed its regulatory capital requirement ratios at June 30, 2000. Tangible capital and core capital were each $14.7 million, which represented 14.8% of adjusted total assets, and risk-based capital was $14.8 million, which represented 50.0% of total risk-weighted assets at June 30, 2000. Such amounts exceeded the respective minimum required ratios of 1.5%, 4.0% and 8.0% by 13.3%, 10.8% and 42.0%, respectively. At June 30,
2000, the Bank continued to meet the definition of a "well-capitalized" institution, the highest of the five categories under the prompt corrective action standards adopted by the OTS. See Note 2 of Notes to Consolidated Financial Statements.

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Southern Banc Company, Inc.:


We have audited the accompanying consolidated statements of financial condition of THE SOUTHERN BANC COMPANY, inc. (a Delaware corporation) AND SUBSIDIARIES as of June 30, 2000 and 1999 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period then ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and Subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States.

Birmingham, Alabama
August 18, 2000

                         THE SOUTHERN BANC COMPANY, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             JUNE 30, 2000 AND 1999

                                     ASSETS

                                                                                         2000             1999

CASH AND EQUIVALENTS:
    Cash on hand and in other banks                                                   $  1,498,835    $  1,379,871
    Interest-bearing deposits in other banks                                             4,247,611       7,300,785
                                                                                       -----------     -----------
                                                                                         5,746,446       8,680,656

SECURITIES AVAILABLE FOR SALE, AT FAIR VALUE                                            27,108,816      21,350,466

SECURITIES HELD TO MATURITY (FAIR VALUES OF $23,640,455 AND $23,646,445,                23,886,255      23,706,524

LOANS RECEIVABLE, NET                                                                   39,840,261      42,108,709

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE                                                  676,947         601,477

PREMISES AND EQUIPMENT, NET                                                                472,563         258,557

PREPAID EXPENSES AND OTHER ASSETS                                                          355,225         168,666
                                                                                       -----------     -----------
              Total assets                                                             $98,086,513     $96,875,055
                                                                                       ===========     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS                                                                               $81,436,491     $79,733,677

OTHER LIABILITIES                                                                          330,725         496,638
                                                                                       -----------     -----------
              Total liabilities                                                         81,767,216      80,230,315
                                                                                       -----------     -----------
COMMITMENTS AND CONTINGENCIES (NOTE 13)

STOCKHOLDERS' EQUITY:
    Preferred stock, par value $.01 per share; 500,000 shares authorized;                        0               0
    Common stock, par value $.01 per share; 3,500,000 shares authorized;                    14,548          14,548
    Additional paid-in capital                                                          13,744,707      13,723,149
    Retained earnings                                                                   10,034,813       9,684,032
    Unearned compensation                                                                 (535,417)       (724,696)
    Shares held in trust, 65,275 shares in 2000 and 1999                                  (846,197)       (846,197)
    Treasury stock at cost, 446,252 and 380,652 shares in 2000 and 1999                 (5,624,141)     (4,991,316)
    Accumulated other comprehensive loss                                                  (469,016)       (214,780)
                                                                                       -----------     -----------
              Total stockholders' equity                                                16,319,297      16,644,740
                                                                                       -----------     -----------
              Total liabilities and stockholders' equity                               $98,086,513     $96,875,055
                                                                                       ===========     ===========

 The accompanying notes are an integral part of these consolidated statements.

                         THE SOUTHERN BANC COMPANY, INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                FOR THE YEARS ENDED JUNE 30, 2000, 1999, AND 1998

                                                                           2000            1999           1998
INTEREST INCOME:
    Interest and fees on loans                                           $3,184,222      $3,221,414     $3,080,942
    Interest and dividends on securities available for sale               1,618,026       1,286,155      1,253,456
    Interest and dividends on securities held to maturity                 1,603,952       2,068,895      2,792,400
    Other interest income                                                   537,938         414,190        290,785
                                                                         ----------      ----------     ----------
              Total interest income                                       6,944,138       6,990,654      7,417,583

INTEREST EXPENSE:
    Interest on deposits                                                  3,889,578       4,100,296      4,518,576
    Interest on borrowed funds                                              191,576               0              0
                                                                         ----------      ----------     ----------
              Total interest expense                                      4,081,154       4,100,296      4,518,576
                                                                         ----------      ----------     ----------
              Net interest income                                         2,862,984       2,890,358      2,899,007

PROVISION FOR LOAN LOSSES                                                    17,000          27,000              0
                                                                         ----------      ----------     ----------
              Net interest income after provision for loan                2,845,984       2,863,358      2,899,007
                                                                         ----------      ----------     ----------
NONINTEREST INCOME:
    Customer service fees                                                   107,654         153,362         88,523
    Miscellaneous income, net                                                10,578          41,015          3,277
                                                                         ----------      ----------     ----------
              Total noninterest income                                      118,232         194,377         91,800
                                                                         ----------      ----------     ----------
NONINTEREST EXPENSE:

    Salaries and employee benefits                                        1,263,249       1,439,904      1,400,837
    Office building and equipment expense                                    86,396          77,503         91,264
    Deposit insurance expense                                                32,391          52,213         55,657
    Other expense                                                           579,791         577,656        623,121
                                                                         ----------      ----------     ----------
              Total noninterest expense                                   1,961,827       2,147,276      2,170,879
                                                                         ----------      ----------     ----------
              Income before provision for income taxes                    1,002,389         910,459        819,928

PROVISION FOR INCOME TAXES                                                  356,664         312,558        277,043
                                                                         ----------      ----------     ----------
              Net income                                                 $  645,725      $  597,901     $  542,885
                                                                         ==========      ==========     ==========
EARNINGS PER SHARE:
    Basic                                                                      $.71            $.59           $.51
    Diluted                                                                    $.71            $.57           $.49

AVERAGE SHARES OUTSTANDING--BASIC                                           903,202       1,014,959      1,061,133
AVERAGE SHARES OUTSTANDING--DILUTED                                         910,934       1,048,023      1,118,613

  The accompanying notes are an integral part of these consolidated statements.

                         THE SOUTHERN BANC COMPANY, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED JUNE 30, 2000, 1999, AND 1998

                                                                 ADDITIONAL                                      SHARES
                                                      COMMON       PAID-IN        RETAINED       UNEARNED       HELD IN
                                                      STOCK        CAPITAL        EARNINGS     COMPENSATION      TRUST

BALANCE, JUNE 30, 1997                                $14,548    $13,642,623    $  9,253,350   $(1,396,305)    $(520,789)

    Net income                                              0              0         542,885             0             0
    Change in unrealized gain (loss) on securities          0              0               0             0             0

    Comprehensive income
    Amortization of unearned compensation                   0         32,470               0       237,758             0
    Dividends declared ($.35 per share)                     0              0        (362,894)            0             0
    Exercise of stock options (8,599 shares)                0              0               0       100,489             0
    Purchase of shares held in trust                        0              0               0             0       (21,600)
                                                      -------    -----------     -----------   -----------     ---------
BALANCE, JUNE 30, 1998                                 14,548     13,675,093       9,433,341    (1,058,058)     (542,389)

    Net income                                              0              0         597,901             0             0
    Change in unrealized gain (loss) on securities          0              0               0             0             0

    Comprehensive income
    Purchase of treasury stock, at cost                     0              0               0             0             0
    Amortization of unearned compensation                   0         48,056               0       333,362             0
    Dividends declared ($.35 per share)                     0              0        (347,210)            0             0
    Purchase of shares held in trust                        0              0               0             0      (303,808)
                                                      -------    -----------     -----------   -----------     ---------
BALANCE, JUNE 30, 1999                                 14,548     13,723,149       9,684,032      (724,696)     (846,197)

    Net income                                              0              0         645,725             0             0
    Change in unrealized loss on securities                 0              0               0             0             0

    Comprehensive income
    Purchase of treasury stock, at cost                     0              0               0             0             0
    Amortization of unearned compensation                   0         21,558               0       194,028             0
    Dividends declared ($.35 per share)                     0              0        (294,944)       (4,749)            0
                                                      -------    -----------     -----------   -----------     ---------
BALANCE, JUNE 30, 2000                                $14,548    $13,744,707     $10,034,813   $  (535,417)    $(846,197)
                                                      =======    ===========     ===========   ===========     =========

(TABLE CONTINUED)
                                                                                                NON-OWNER
                                                       TREASURY     UNREALIZED                 CHANGES IN
                                                         STOCK     GAIN (LOSS)      TOTAL         EQUITY

BALANCE, JUNE 30, 1997                               $(3,000,128)  $  (62,113)    $17,931,186

    Net income                                                 0            0         542,885     $542,885
    Change in unrealized gain (loss) on securities             0      109,640         109,640      109,640
                                                                                                ----------
    Comprehensive income                                                                           652,525
    Amortization of unearned compensation                      0            0         270,228
    Dividends declared ($.35 per share)                        0            0        (362,894)
    Exercise of stock options (8,599 shares)                   0            0         100,489
    Purchase of shares held in trust                           0            0         (21,600)
                                                      ----------   ----------     -----------
BALANCE, JUNE 30, 1998                                (3,000,128)      47,527      18,569,934

    Net income                                                 0            0         597,901      597,901
    Change in unrealized gain (loss) on securities             0     (262,307)       (262,307)    (262,307)
                                                                                                ----------
    Comprehensive income                                                                           335,594
    Purchase of treasury stock, at cost               (1,991,188)           0      (1,991,188)
    Amortization of unearned compensation                      0            0         381,418
    Dividends declared ($.35 per share)                        0            0        (347,210)
    Purchase of shares held in trust                           0            0        (303,808)
                                                      ----------   ----------     -----------
BALANCE, JUNE 30, 1999                                (4,991,316)    (214,780)     16,644,740

    Net income                                                 0            0         645,725      645,725
    Change in unrealized loss on securities                    0     (254,236)       (254,236)    (254,236)
                                                                                                ----------
    Comprehensive income                                                                           391,489
    Purchase of treasury stock, at cost                 (632,825)           0        (632,825)
    Amortization of unearned compensation                      0            0         215,586
    Dividends declared ($.35 per share)                        0            0        (299,693)
                                                      ----------   ----------     -----------
BALANCE, JUNE 30, 2000                               $(5,624,141)   $(469,016)    $16,319,297
                                                     ===========    =========     ===========

  The accompanying notes are an integral part of these consolidated statements.

                         THE SOUTHERN BANC COMPANY, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED JUNE 30, 2000, 1999, AND 1998

                                                                             2000            1999          1998

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                            $   645,725   $     597,901  $   542,885
    Adjustments to reconcile net income to net cash provided
          Depreciation                                                         41,194          38,186       46,176
          Accretion, net                                                      (33,892)       (187,428)     (15,581)
          Amortization of intangible asset                                     28,172          32,973       38,847
          Amortization of unearned compensation                               215,586         381,418      270,228
          Provision for loan losses                                            17,000          27,000            0
          Deferred income tax provision (benefit)                             (26,997)        (77,771)      31,167
    Change in assets and liabilities:
       Decrease (increase) in accrued interest and dividends                  (75,470)        135,368       23,876
       Decrease (increase) in prepaid expenses and other assets              (186,559)          6,682      392,588
       Increase (decrease) in other liabilities                              (165,913)        113,955     (205,027)
                                                                         ------------    ------------  -----------
              Net cash provided by operating activities                       458,846       1,068,284    1,125,159
                                                                         ------------    ------------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of securities available for sale                            (10,223,478)    (16,350,702) (12,304,906)
    Proceeds from maturities and principal payments on                      4,481,656      16,946,256    7,808,031
    Purchases of securities held to maturity                              (13,231,431)     (5,780,036)  (5,004,063)
    Proceeds from maturities and principal payments on securities          12,791,904      16,237,441   15,110,735
    Purchase of loans                                                               0               0     (685,400)
    Net loan (originations) repayments                                      2,268,448        (982,371)  (4,287,542)
    Capital expenditures                                                     (255,200)        (45,370)     (30,812)
                                                                         ------------    ------------  -----------
              Net cash provided by (used in) investing activities          (4,168,101)     10,025,218      606,043
                                                                         ------------    ------------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Purchase of shares held in trust                                                0        (303,808)     (21,600)
    Purchase of treasury stock                                               (632,825)     (1,991,188)           0
    Cash dividends paid                                                      (294,944)       (347,210)    (362,894)
    Increase (decrease) in deposits, net                                    1,702,814      (6,192,158)    (832,879)
    Proceeds from exercise of stock options                                         0               0      100,489
                                                                         ------------    ------------  -----------
              Net cash provided by (used in) financing activities             775,045      (8,834,364)  (1,116,884)
                                                                         ------------    ------------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (2,934,210)      2,259,138      614,318

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                              8,680,656       6,421,518    5,807,200
                                                                         ------------    ------------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                $   5,746,446    $  8,680,656  $ 6,421,518
                                                                         ============    ============  ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid during the period for:
       Income taxes, net of refund received                             $     358,000    $    284,079  $   224,222
                                                                         ============    ============  ===========
       Interest                                                         $   4,514,570    $  4,059,596  $ 4,504,499
                                                                         ============    ============  ===========
    Noncash transactions:
       Change in unrealized net gain (loss) on securities
           available for sale, net of deferred taxes (benefit)          $    (254,236)   $    262,307  $   109,640
                                                                         ============    ============  ===========

  The accompanying notes are an integral part of these consolidated statements.

                         THE SOUTHERN BANC COMPANY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 2000 AND 1999

1.     ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, NATURE OF OPERATIONS, AND PRINCIPLES OF CONSOLIDATION

The Southern Banc Company, Inc. (the "Company") was incorporated in the State of Delaware in May 1995, for the purpose of becoming a holding company to own all of the outstanding capital stock of The Southern Bank Company (the "Bank"), formerly the First Federal Savings and Loan Association of Gadsden, upon the Bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings association (the "Conversion"). The accompanying consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries: the Bank and First Service Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank is primarily engaged in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer loans. The Bank operates from its four offices in the northeast portion of Alabama and originates the majority of its loans in this market area.

USE OF ESTIMATES

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the thrift industry. In preparing the financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and income and expense for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses. A substantial portion of the Company's loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market areas.

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

Securities designated as held to maturity are carried at amortized cost, as the Company has both the ability and Management has the positive intent to hold these securities to maturity. The Company had no securities classified as trading at June 30, 2000 and 1999.

Amortization of premiums and accretion of discounts on mortgage-backed securities and other investments are computed using the level yield method and the straight-line method, respectively. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, discounts on loans, unearned interest income, and net deferred loan fees/costs. Unearned interest income on consumer loans is amortized to income by use of a method which approximates level yield over the lives of the related loans.

The Company ceases accrual of interest on a loan when payment on the loan is in excess of 90 days past due. Income is subsequently recognized only to the extent that cash payments are received until, in Management's judgment, the borrower's ability to make periodic interest and principal payments has been reestablished, in which case the loan is returned to accrual status.

The allowance for loan losses is maintained at a level which Management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. To serve as a basis for making this provision each quarter, the Bank maintains an extensive credit risk monitoring process that considers several factors including: current economic conditions affecting the Bank's customers, the payment performance of individual large loans and pools of homogeneous small loans, distribution of loans by risk class, portfolio seasoning, changes in collateral values, and detailed reviews of specific large loan relationships. Though Management believes the allowance for loan losses is adequate, ultimate losses may vary from their estimates; however, estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

The provision for loan losses increases the allowance for loan losses, a valuation account which is netted against loans receivable on the statement of financial condition. As the amount of a loan loss is confirmed by gathering additional information, taking collateral in full or partial settlement of the loan, bankruptcy of the borrower, etc., the loan is written down, reducing the allowance for loan losses. If, subsequent to a writedown, the Bank is able to collect additional amounts from the customer or obtain control of collateral worth more than earlier estimated, a recovery is recorded, increasing the allowance for loan losses.

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

CORE DEPOSIT PREMIUM

The premium paid to acquire the deposits of another financial institution has been shown as an intangible asset and is included in prepaid expenses and other assets in the accompanying consolidated statements of financial condition. This net core deposit premium ($76,090 and $104,262 at June 30, 2000 and 1999, respectively) is being amortized using an accelerated method over a ten year period which approximates the expected lives of the purchased deposit relationships (amortization expense of $28,172, $32,973, and $38,847 in fiscal years 2000, 1999, and 1998, respectively).

STATEMENTS OF CASH FLOWS

For purposes of the consolidated statements of cash flows, the Company considers cash on hand and in other banks and interest-bearing deposits in other banks to be cash and cash equivalents.

PENDING ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a hedge. Accounting for changes in fair values of derivatives will depend on their designation. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133. This Statement amends the effective date of SFAS No. 133, which will now be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Given the Company's June 30 fiscal year-end, this Statement will be effective July 1, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--An Amendment to FASB Statement No. 133. This Statement addresses a limited number of issues causing implementation difficulties for numerous entities that apply SFAS 133, and amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities. Management is completing its assessment of the impact of these Statements on the Company's financial position and results of operations but believes the impact will not be significant.

PRIOR YEAR CLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.     REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table which follows) of Total and Tier 1 capital (as defined in the regulations) to Risk-weighted assets (as defined), and of Tier 1 capital (as defined) to Average assets (as defined). Management believes, as of June 30, 2000 and 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2000 and 1999, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table which follows.

Actual capital amounts and ratios are presented in the table below for the Bank:

                                                                                                     TO BE WELL
                                                                                                 CAPITALIZED UNDER
                                                                         FOR CAPITAL ADEQUACY   PROMPT CORRECTIVE
                                                          ACTUAL               PURPOSES         ACTION PROVISIONS
                                                    -------------------  --------------------  -------------------
                                                     AMOUNT     RATIO      AMOUNT    RATIO      AMOUNT     RATIO
                                                     ------     -----      ------    -----      ------     -----
                                                                        (Dollars in thousands)
JUNE 30, 2000:
    Total capital (to risk weighted assets)         $14,769      50.0%      $2,367       8.0%     $2,960     10.0%

    Tier 1 (core)  capital (to risk weighted         14,654      49.5        1,184       4.0       1,776      6.0

    Tier 1 (core) capital (to adjusted total         14,654      14.8        3,956       4.0       4,945      5.0

    Tangible capital (to adjusted total              14,654      14.8        1,484       1.5         N/A      N/A

JUNE 30, 1999:
    Total capital (to risk weighted assets)         $15,848      56.0%      $2,266       8.0%     $2,832     10.0%

    Tier 1 (core)  capital (to risk weighted         15,750      55.6        1,133       4.0       1,699      6.0

    Tier 1 (core) capital (to adjusted total         15,750      16.2        3,893       4.0       4,867      5.0

    Tangible capital (to adjusted total              15,750      16.2        1,460       1.5         N/A      N/A

The following table is a reconciliation of the Bank's stockholder's equity to Tangible, Tier 1, and Risk-based capital as required by the OTS:


                                                         2000         1999
                                                         ----         ----
                                                           (In thousands)

 Stockholder's equity                                    $14,261      $15,639
 Intangible assets                                           (76)        (104)
 Unrealized loss on securities available for sale            469          215
                                                         -------      -------
               Tangible and Tier 1 capital                14,654       15,750
 Allowance for loan losses                                   115           98
                                                         -------      -------
               Total risk based capital                  $14,769      $15,848
                                                         =======      =======

 Total assets                                            $98,516      $97,225
 Adjusted total assets                                    98,909       97,336
 Total risk weighted assets                               29,599       28,324

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

The Company's principal source of funds for dividend payments is dividends from the Bank. Certain restrictions exist regarding the ability of the Bank to pay dividends to the Company. At July 1, 2000, dividend payments by the Bank were subject to regulatory approval. The Company's ability to pay dividends will be largely dependent upon dividends to the Company from the Bank. Pursuant to the Office of Thrift Supervision ("OTS") regulations, the Bank will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders' equity would be reduced below the amount required for the liquidation account or if stockholders' equity would be reduced below the amount required by the OTS.

3.     EARNINGS PER SHARE

Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended June 30, 2000, 1999, and 1998. Common stock outstanding consists of issued shares less unallocated ESOP shares and shares held in trust (see Note 4). Diluted earnings per share for the years ended June 30, 2000, 1999, and 1998, were computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Management Recognition Plan ("MRP") and the Stock Option Plan, based on the treasury stock method using an average fair market value of the stock during the respective periods.

The following table represents the earnings per share calculations for the years ended June 30, 2000, 1999, and 1998 accompanied by the effect of this accounting change on previously reported earnings per share:

                                                                                                PER SHARE
                                                                  INCOME          SHARES         AMOUNT
                                                                  ------          ------         ------
        2000:
            Basic earnings per share                               $645,725         903,202       $.71
            Diluted securities:                                                                   ----
               Management recognition plan shares                                     7,732
               Incentive stock option plan shares                                         0
                                                                   --------       ---------
               Diluted earnings per share                          $645,725         910,934       $.71
                                                                   ========       =========       ====
        1999:
            Basic earnings per share                               $597,901       1,014,959       $.59
            Diluted securities:                                                                   ----
               Management recognition plan shares                                    22,401
               Incentive stock option plan shares                                    10,663
                                                                   --------       ---------
               Diluted earnings per share                          $597,901       1,048,023       $.57
                                                                   ========       =========       ====
        1998:

            Basic earnings per share                               $542,885       1,061,133       $.51
            Diluted securities:                                                                   ----
               Management recognition plan shares                                    24,449
               Incentive stock option plan shares                                    33,031
                                                                   --------       ---------
               Diluted earnings per share                          $542,885       1,118,613       $.49
                                                                   ========       =========       ====

4.     EMPLOYEE RETIREMENT AND SAVINGS PLANS

EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

In connection with the Conversion, the Bank established an ESOP for eligible employees. The ESOP purchased 116,380 shares of the Company's common stock with the proceeds of a $1,163,800 note payable to the Bank and secured by the common stock owned by the ESOP. The note due from the ESOP has been reflected as a separate component of stockholders' equity as unearned compensation. Principal payments under the note are due in equal and annual installments through December 2005; interest is payable annually at a variable rate which is adjusted each January 1.

Expense related to the ESOP was approximately $113,000, $285,000, and $166,000 for 2000, 1999, and 1998. Unearned compensation related to the ESOP was approximately $459,901 and $515,000 at June 30, 2000 and 1999, respectively.

Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released based on the fair value of shares. The difference between the fair value of shares committed to be released and the cost of those shares to the ESOP (i.e. unearned compensation) is charged/credited to additional paid-in capital in accordance with AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.

MANAGEMENT RECOGNITION PLAN ("MRP")

During fiscal 1996, the Bank established a MRP which purchased 58,190 shares of the Company's common stock on the open market. The MRP provides for awards of common stock to directors and officers of the Bank. The aggregate fair market value of the shares purchased by the MRP is reflected in shares held in trust at the time of purchase. As shares in the MRP are granted to employees, an amount equal to the award is reclassified from shares held in trust to unearned compensation. Compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $112,000, $112,000, and $104,000 for 2000, 1999, and 1998, respectively. Unearned compensation related to the MRP was approximately $75,516 and $175,710 for 2000 and 1999, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition. Contributions to the MRP, usually in the form of dividend equivalents, which will result in future compensation to the employees, are debited to unearned compensation.

SIMPLIFIED EMPLOYEE PENSION PLAN

The Company established a Simplified Employee Pension Plan ("SEP") for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The Company makes a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $38,770, $38,132, and $94,996 for fiscal years 2000, 1999, and 1998, respectively.

SUPPLEMENTAL EXECUTIVE RETIREMENT AGREEMENT

During fiscal 1996, the Company entered into a Supplemental Executive Retirement Agreement ("SERA") with an executive of the Company. Under the provisions of the SERA, the Company will establish an account for the executive and will credit to the executive's account an amount equal to the difference between 25% of his compensation for the plan year and the annual additions credited to him under any tax-qualified plans sponsored by the Company (including the ESOP and the SEP). For each plan year, the amount credited to the executive's account shall appreciate at a rate equal to the highest rate paid by the Bank on certificates of deposit (regardless of their term). Said account shall be paid to the executive in five substantially equal annual installments, with the first installment due on the first day of the second month after he leaves employment.

In the event that the Executive retires before the Company and the Bank fully repay the loan by which the ESOP purchased common stock in the initial public offering, the Company will pay the executive an amount having a fair market value equal to (i) the benefits he would have accrued under the ESOP if the loan had been discharged on the date of his retirement through a contribution, on said date, by the Company to the ESOP, and if all assets of the ESOP were thereupon allocated to the accounts of participants, plus (ii) a tax bonus equal to 40% of the amount he recognizes as ordinary income pursuant to clause (i) hereof. The executive will forfeit the right to receive any benefits under this SERA if he is discharged from employment for just cause.

In the event that the executive dies before he has received all benefit payments provided under this plan (calculated as if the executive retired on the date of his death), the Company shall pay to the executive's beneficiary a lump sum payment, within 60 days following the executive's death, in an amount equal to the balance of the executive's account.

The Company recognized compensation expense for the SERA of approximately $18,000 and $60,000 for the year ended June 30, 2000 and 1999, respectively. The projected benefit obligation, accumulated benefit obligation, and vested benefit obligation were all $197,883 and $197,546 at June 30, 2000 and 1999, respectively. The components of the net periodic cost as of 2000 and 1999, respectively, are service costs of $3,704 and $5,186, interest cost of $9,695 and $13,233, and net amortization and deferred cost (benefit) of $(13,062) and $33,900. In determining the actuarial present value of the projected benefit obligation, the discount rate was 7% and the increase in share value was 10%.

EMPLOYMENT AGREEMENT

The Company has a 36-month employment agreement with its President and a Vice-President. This agreement provides that if employment under the agreement is terminated by the Company in connection with or within 12 months after any change in control of the Company, each shall be paid approximately 3 times his salary.

5.     STOCK-BASED COMPENSATION PLANS

The Company has a stockholder-approved Option Plan. The Option Plan provides for the grant of incentive stock options ("ISO's") to employees and nonincentive stock options ("non-ISO's") to nonemployee directors. The Company utilizes the intrinsic value method of accounting for stock option grants. As the option price is equal to the fair value of the stock at the date of grant, no compensation cost is recognized.

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

Under the Option Plan, the Company may grant options up to 145,475 shares and has granted options outstanding of 123,577 shares through June 30, 2000. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant's completion of each of five years of service. Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                        2000          1999          1998

           Net income:
               As reported             $645,725       $597,901      $542,885
               Pro forma                619,119        555,592       494,676

           Earnings per share:
               As reported:
                  Basic                   $.71           $.59          $.51
                  Diluted                  .71            .55           .49
               Pro forma:
                  Basic                    .69            .57           .47
                  Diluted                  .68            .53           .44

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 5, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

The Company has purchased shares in the open market to be issued upon exercise of stock options. Such shares are reflected at cost as shares held in trust in the accompanying statements of financial condition. During 2000 and 1999 the Company purchased 0 and 24,005 shares, respectively, which will be used for the exercise of options.

A summary of the status of the Company's stock option plan at June 30, 2000, 1999, and 1998, and the changes during the years then ended is as follows:

                                                     2000                     1999                     1998
                                             --------------------     ---------------------     -------------------
                                                        Weighted                  Weighted                 Weighted
                                                         Average                  Average                  Average
                                                        Exercise                  Exercise                 Exercise
                                              Shares      Price        Shares      Price         Shares     Price
                                              ------      -----        ------      -----         ------     -----

Outstanding at beginning of year              123,577     $11.96       111,777      $11.69       120,376     $11.69
    Forfeitures                                     0       0.00             0        0.00             0       0.00
    Exercised                                       0       0.00             0        0.00        (8,599)     11.69
    Granted                                         0       0.00        11,800       14.56             0       0.00
                                              -------     ------       -------      ------       -------     ------
Outstanding at end of year                    123,577     $11.96       123,577      $11.96       111,777     $11.69
                                              =======     ======       =======      ======       =======     ======

Exercisable at end of year                     93,838     $11.69        68,114      $11.69        43,402     $11.69
                                              =======     ======       =======      ======       =======     ======
Weighted average fair value of the options       N/A                     $1.74                     $1.70
                                              ======                   =======                   =======

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000: risk-free interest rate of 6.22%; expected life of the options is 20% per year over the next five years and expected volatility and dividend yields of 17% and 3%, respectively.

Shares held in trust related to the Option Plan amounted to approximately $666,907 and $662,417 at June 30, 2000 and 1999, respectively, and are shown as a reduction of stockholders' equity in the accompanying statements of financial condition.

6.     SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gain and loss, and fair value of securities designated as available for sale are summarized as follows:

                                                                             JUNE 30, 2000
                                                   ---------------------------------------------------------------
                                                                          GROSS          GROSS
                                                       AMORTIZED       UNREALIZED     UNREALIZED
                                                         COST             GAIN          (LOSS)        FAIR VALUE
                                                         ----             ----          ------        ----------

U.S. Treasury securities                              $  4,306,717        $  9,035     $  (42,837)    $  4,272,915
U.S. Government agency securities                       22,812,080           3,596       (704,175)      22,111,501
Federal Home Loan Bank stock                               724,400               0              0          724,400
                                                       -----------        --------     ----------     ------------
                                                       $27,843,197         $12,631      $(747,012)     $27,108,816
                                                       ===========        ========     ==========     ============

                                                                             JUNE 30, 2000
                                                   ---------------------------------------------------------------
                                                                          GROSS          GROSS
                                                       AMORTIZED       UNREALIZED     UNREALIZED
                                                         COST             GAIN          (LOSS)        FAIR VALUE
                                                         ----             ----          ------        ----------

U.S. Treasury securities                              $  5,316,831         $37,489     $  (48,977)    $  5,305,343
U.S. Government agency securities                       15,644,198           6,197       (329,672)      15,320,723
Federal Home Loan Bank stock                               724,400               0              0          724,400
                                                       -----------        --------     ----------     ------------
                                                       $21,685,429         $43,686      $(378,649)     $21,350,466
                                                       ===========        ========     ==========     ============

The amortized cost and fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     JUNE 30, 2000
                                             -------------------------------
                                              AMORTIZED
                                                COST           FAIR VALUE

 Due in one year or less                     $  3,954,773      $  3,937,246
 Due after one year through five years         11,346,151        11,006,546
 Due after five years through ten years         6,221,871         5,961,891
 Due after ten years                            5,596,002         5,478,733
                                             ------------      ------------
                                               27,118,797        26,384,416
 Federal Home Loan Bank stock                     724,400           724,400
                                             ------------      ------------
                                              $27,843,197       $27,108,816
                                             ============      ============

A security designated as available for sale with a carrying value (fair value) of $1,286,391 has been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,325,000 at June 30, 2000.

7.     SECURITIES HELD TO MATURITY

The amortized cost, gross unrealized gain and loss, and fair value of securities designated as held to maturity are summarized as follows:

                                                                             JUNE 30, 2000
                                                    -------------------------------------------------------------
                                                                          GROSS         GROSS
                                                        AMORTIZED      UNREALIZED    UNREALIZED
                                                          COST            GAIN         (LOSS)        FAIR VALUE
                                                          ----            ----         ------        ----------

U.S. Government agency securities                       $23,886,255       $139,132     $(384,932)     $23,640,455
                                                        -----------       --------     ---------      -----------
                                                        $23,886,255       $139,132     $(384,932)     $23,640,455
                                                        ===========       ========     =========      ===========

                                                                             JUNE 30, 1999
                                                    -------------------------------------------------------------
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

                                                          JUNE 30, 2000
                                                --------------------------------
                                                   AMORTIZED
                                                     COST           FAIR VALUE

   Due in one year or less                      $      196,144      $    195,469
   Due after one year through five years             3,948,550         3,924,805
   Due after five years through ten years           13,179,277        13,036,158
   Due after ten years                               6,562,284         6,484,023
                                                --------------     -------------
                                                   $23,886,255       $23,640,455
                                                ==============     =============

8.     LOANS RECEIVABLE

Loans receivable are summarized as follows:

                                                            June 30,
                                                   --------------------------
                                                     2000            1999
                                                     ----            ----

 Mortgage loans:
     Secured by one to four family residential     $33,401,335     $36,702,144
     Secured by nonresidential properties               96,136         301,936
 Consumer loans                                      5,745,397       4,450,682
 Share loans                                           769,409         647,406
                                                   -----------     -----------
                                                    40,012,277      42,102,168
 Less:
     Unearned interest income                          382,977         240,453
     Deferred loan fees (costs), net                  (325,797)       (344,830)
     Allowance for loan losses                         114,836          97,836
                                                   -----------     -----------
               Loans receivable, net               $39,840,261     $42,108,709
                                                   ===========     ===========

Loans secured by one to four family residential properties include second mortgage loans on properties for which the Bank holds the first mortgage. The proceeds on these second mortgage loans were used for improvements and consumer purposes. Second mortgage loan balances at June 30, 2000 and 1999 were approximately $1,462,000 and $1,464,000, respectively.

As a savings and loan institution, the Bank has a credit concentration in residential real estate mortgage loans. Substantially all of the Bank's customers are located in its trade area of Etowah, Marshall, and Cherokee Counties in Alabama. Although the Bank has generally conservative underwriting standards, including a collateral policy calling for low loan to collateral values, the ability of its borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

In the normal course of business, loans are made to officers, directors, and employees of the Company and the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 2000 and 1999, $363,889 and $442,075, respectively, of these loans were outstanding. During fiscal 2000, $167,576 of new loans were made and repayments totaled $245,762.

An analysis of the Company's allowance for loan losses is as follows:

                                                   For the Years Ended
                                                         June 30,
                                           -------------------------------------
                                              2000          1999         1998
                                              ----          ----         ----

        Balance, beginning of year          $  97,836      $75,673      $75,673
        Provision for loan losses              17,000       27,000            0
        Charge-offs, net of recovery                0       (4,837)           0
                                            ---------      -------      -------
        Balance, end of year                 $114,836      $97,836      $75,673
                                            =========      =======      =======

At June 30, 2000 and 1999, nonaccrual loans totaled approximately $18,705 and $10,333, respectively. Interest income foregone on nonaccrual loans was not significant for fiscal years 2000, 1999, and 1998, respectively.

9.     PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

                                                          June 30,
                                                 ---------------------------
                                                   2000             1999
                                                   ----             ----

        Land                                     $   320,085     $   170,085
        Building and improvements                    332,674         254,677
        Leasehold improvements                        63,956          58,793
        Furniture, fixtures, and equipment           583,463         561,422
                                                 -----------     -----------
                                                   1,300,178       1,044,977
        Less accumulated depreciation               (827,615)       (786,420)
                                                 -----------     -----------
                                                 $   472,563     $   258,557
                                                 ===========     ===========

Depreciation  expense charged to office building and equipment  expense in 2000,
1999,  and  1998,  totaled   approximately   $41,000,   $38,000,   and  $46,000,
respectively.

10.      DEPOSITS

Deposits are summarized as follows:

                                                                JUNE 30, 2000                  June 30, 1999
                                                                -------------                  -------------
                                                            AMOUNT          PERCENT         AMOUNT         PERCENT
                                                            ------          -------         ------         -------

Demand, NOW, and Money Market accounts, including
  noninterest bearing deposits of
  $143,076 and $162,173 at
  June 30, 2000 and June 30, 1999,
  respectively                                            $  6,107,584       7.50%        $  7,814,777       9.80%
Passbook savings                                             5,235,751       6.43            5,713,307       7.17
                                                          ------------     ------         ------------     ------
                                                            11,343,335      13.93           13,528,084      16.97
Certificates of deposit:
      2.00-  4.00%                                           5,400,448       6.63            7,490,137       9.39
      4.01-  6.00%                                          37,065,603      45.52           57,545,893      72.18
      6.01-  8.00%                                          27,509,481      33.78            1,047,695       1.31
      8.01-10.00%                                              117,624       0.14              121,868       0.15
                                                          ------------     ------         ------------     ------
                                                            70,093,156      86.07           66,205,593      83.03
                                                          ------------     ------         ------------     ------
                                                           $81,436,491     100.00%         $79,733,677     100.00%
                                                          ============     ======         ============     ======

The  aggregate   amount  of  jumbo   certificates  of  deposit  with  a  minimum
denomination  of $100,000 was  $11,614,430  and  $9,629,583 at June 30, 2000 and
1999, respectively.

At June 30, 2000, the scheduled maturities of time deposits are as follows:

                                   2001                             $39,843,488
                                   2002                              20,937,681
                                   2003                               7,049,260
                                   2004                               1,533,367
                                   2005                                 647,688
                                   Thereafter                            81,672
                                                                    -----------
                                                 Total              $70,093,156
                                                                    ===========

Interest expense on deposits consisted of the following:

                                          For the Years Ended June 30,
                                          ----------------------------
                                     2000            1999             1998
                                     ----            ----             ----

        Passbook savings           $   199,670     $   173,306     $   149,106
        NOW accounts                   150,082         247,099         240,356
        Certificates of deposit      3,539,826       3,679,891       4,129,114
                                   -----------     -----------      ----------
                                    $3,889,578      $4,100,296      $4,518,576
                                   ===========     ===========      ==========

11.      INCOME TAXES

The provision (benefit) for income taxes for the periods indicated is summarized as follows:

                                            For the Years Ended June 30,
                                            ----------------------------
                                         2000           1999          1998
                                         ----           ----          ----

        Current Provision:
            Federal                      $338,311      $342,262       $216,746
            State                          45,350        48,067         29,130
                                         --------      --------       --------
                                          383,661       390,329        245,876
        Deferred provision (benefit)      (26,997)      (77,771)        31,167
                                         --------      --------       --------
                                         $356,664      $312,558       $277,043
                                         ========      ========       ========

The differences between the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

                                                                       For the Years Ended June 30,
                                                                       ----------------------------
                                                                    2000           1999          1998
                                                                    ----           ----          ----

        Pretax income at statutory rates                            $333,944      $313,813       $273,142
        Add (deduct):
            State income tax, net of federal tax benefit              10,554        26,183         21,494
            Other, net                                                12,166       (27,438)       (17,593)
                                                                    --------      --------       --------
                                                                    $356,664      $312,558       $277,043
                                                                    ========      ========       ========
        Effective income tax rate                                         36%           34%            34%
                                                                    ========      ========       ========

The components of the net deferred tax asset or liability at June 30, 2000 and 1999 were as follows:

                                                               June 30,
                                                               --------
                                                          2000        1999
                                                          ----        ----

Amortization of intangibles                             $  78,806   $   68,552
Reserves for employee benefit plans                       164,911      160,547
Depreciation                                               13,069        5,362
Unrealized net loss on securities available for sale      178,226       81,616
Other                                                      17,686       14,703
              Deferred tax asset                          452,698      330,780
FHLB stock dividend                                       (58,919)     (58,919)
Bad debt reserve, net                                      (8,462)     (17,462)
Accretion of discount on securities                      (145,659)    (133,887)
Deferred loan fees and costs, net                        (140,239)    (144,900)
Other                                                        (312)        (112)
              Deferred tax liability                     (353,591)    (355,280)
              Net deferred tax asset (liability)        $  99,107    $ (24,500)

The portion of a thrift's tax bad debt reserve that was not recaptured under the provisions of the Small Business Job Protection Act of 1996 are only subject to recapture at a later date under certain circumstances. These include stock repurchases redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its pre-1988 tax bad debt reserves of approximately $2.8 million.

12.      ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

Accrued interest and dividends receivable is summarized as follows:

                                                           June 30,
                                                           --------
                                                      2000          1999
                                                      ----          ----

        Securities available for sale                $334,331       $254,431
        Securities held to maturity                   155,648        145,540
        Loans receivable                              164,493        180,399
        Dividends receivable - FHLB stock              13,956         13,821
        Interest-bearing deposits in other banks        8,519          7,286
                                                     --------       --------
                                                     $676,947       $601,477
                                                     ========       ========

13.      COMMITMENTS AND CONTINGENCIES

LEASES

The Company has lease agreements for its branch offices. Rental expense under these leases aggregated $20,115, $18,546, and $16,694, for fiscal years 2000, 1999, and 1998, respectively. The aggregate annual minimum rental commitments under the terms of all noncancellable leases at June 30, 2000 are as follows:

                                        FISCAL YEAR                    AMOUNT
                                        -----------                    ------

                                          2001                        $15,348
                                          2002                         15,348
                                          2003                         15,348
                                          2004                          8,069
                                          2005                              0
                                                                      -------
                                                                      $54,113
                                                                      =======

OFF-BALANCE-SHEET ITEMS

The Company's policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the off-balance sheet exposure the Bank has is its commitment to originate loans and fund unused lines of credit. At June 30, 2000, the Company had no outstanding commitments to originate residential real estate loans. Additionally, at June 30, 2000, the Bank had provided approximately $653,721 in unused lines of credit.

LITIGATION

The Company is a party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

STOCK CONVERSION

On October 5, 1995, the Conversion of the Bank from a Federally-chartered mutual institution to a Federally-chartered stock savings association through amendment of its charter and issuance of common stock to the Company was completed. Related thereto, the Company sold 1,454,750 shares of common stock, par value $.01 per share, at an initial price of $10 per share in subscription and community offerings. Costs associated with the Conversion were approximately $880,000, including underwriting fees. These conversion costs were deducted from the gross proceeds of the sale of the common stock. In connection with the Offering, the Bank established a liquidation account in an amount equal to its regulatory capital as of the latest practicable date prior to consummation of the Offering.

14.      FAIR VALUE OF FINANCIAL INSTRUMENTS

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

This table summarizes the Company's disclosure of fair values of financial instruments made in accordance with the requirements of SFAS No. 107:

                                                           AT JUNE 30, 2000           AT JUNE 30, 1999
                                                           ----------------           ----------------
                                                        CARRYING     ESTIMATED      CARRYING    ESTIMATED
                                                         AMOUNT      FAIR VALUE      AMOUNT     FAIR VALUE
                                                         ------      ----------      ------     ----------
                                                                     (Dollars in thousands)
        ASSETS:
            Cash on hand and in banks                   $  5,746     $  5,746       $  8,681     $  8,681
            Securities--AFS                               27,109       27,109         21,350       21,350
            Securities--HTM                               23,886       23,640         23,706       23,646
            Loans receivable, net                         39,840       39,037         42,109       42,530

        LIABILITIES:
            Deposits                                      81,436       81,650         79,734       79,730
            Other liabilities                                331          331            497          497

The following methods and assumptions were used by the Company in estimating the fair values provided above:

         CASH AND CASH EQUIVALENTS

         The carrying value of highly liquid instruments, such as cash on hand and cash equivalents, are considered to approximate their fair value.

         SECURITIES AVAILABLE FOR SALE AND SECURITIES HELD TO MATURITY

         Substantially all of the Company's securities available for sale (AFS) and held to maturity (HTM) have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying value of accrued interest on these instruments approximates fair value.

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

15.      PARENT COMPANY FINANCIAL STATEMENTS

Separate condensed financial statements of The Southern Banc Company, Inc. (the "Parent Company") as of and for the years ended June 30, 2000 and 1999 are presented below:


                        STATEMENT OF FINANCIAL CONDITION

                             JUNE 30, 2000 AND 1999

                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                               2000         1999
                                                                                               ----         ----
     ASSETS:
         Cash and cash equivalents                                                           $  1,517    $     403
         Investment in subsidiary                                                              14,261       15,640
         ESOP loan receivable                                                                     548          654
         Other assets                                                                              31           35
                                                                                             --------    ---------
                   Total assets                                                               $16,357      $16,732
                                                                                             ========    =========
     LIABILITIES:
         Other liabilities                                                                 $       38   $       87
                                                                                             --------    ---------
     STOCKHOLDERS' EQUITY:
         Preferred stock                                                                            0            0
         Common stock                                                                              15           15
         Paid-in capital                                                                       13,744       13,723
         Retained earnings                                                                     10,034        9,684
         Unearned compensation                                                                   (535)        (725)
         Shares held in trust                                                                    (846)        (846)
         Treasury stock                                                                        (5,624)      (4,991)
         Unrealized loss on securities available for sale, net                                   (469)        (215)
                                                                                             --------    ---------
                   Total stockholders' equity                                                  16,319       16,645
                                                                                             --------    ---------
                   Total liabilities and stockholders' equity                                 $16,357      $16,732
                                                                                             ========    =========

                               STATEMENT OF INCOME

                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999

                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                  2000       1999
                                                                                                  ----       ----

     INCOME FROM SUBSIDIARY:
         Dividends                                                                                $2,000     $1,000
         Interest                                                                                     45        102
                                                                                                  ------     ------
                   Total income                                                                    2,045      1,102
     OPERATING EXPENSE                                                                                31         66
                                                                                                  ------     ------
     INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED CURRENT YEAR SUBSIDIARY EARNINGS       2,014      1,036

     INCOME TAXES                                                                                     34         16
                                                                                                  ------     ------
     INCOME BEFORE EQUITY IN UNDISTRIBUTED CURRENT YEAR SUBSIDIARY EARNINGS                        1,980      1,020

     DISTRIBUTIONS (OVER) UNDER CURRENT YEAR SUBSIDIARY EARNINGS                                  (1,334)      (422)
                                                                                                  ------     ------
                   Net income                                                                    $   646    $   598
                                                                                                  ======     ======

                             STATEMENT OF CASH FLOWS

                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999

                          (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                                  2000       1999
                                                                                                  ----       ----

     OPERATING ACTIVITIES:
         Net income                                                                              $   646   $    598
         Distributions over (under) current year subsidiary earnings                               1,334        422
                                                                                                 -------   --------
                                                                                                   1,980      1,020
         Adjustments  to reconcile  net income to net cash provided by operating activities:

            Decrease in other assets                                                                   4          9
            Increase (decrease) in other liabilities                                                 (49)       (26)
                                                                                                 -------   --------
                   Net cash provided by operating activities                                       1,935      1,003
                                                                                                 -------   --------
     INVESTING ACTIVITIES:


                   Net cash provided by investing activities                                           0          0
                                                                                                 -------   --------
     FINANCING ACTIVITIES:
         Capital contributions to plan trust                                                           0       (304)
         Payments received on ESOP loan                                                              106        182
         Purchase of treasury stock                                                                 (633)    (1,991)
         Dividends paid                                                                             (294)      (347)
                                                                                                 -------   --------
                   Net cash provided by (used in) financing activities                              (821)    (2,460)
                                                                                                 -------   --------
     INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                              1,114     (1,457)

     CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                  403      1,860
                                                                                                 -------   --------
     CASH AND CASH EQUIVALENTS AT END OF YEAR                                                     $1,517   $    403
                                                                                                 =======   ========

                              CORPORATE INFORMATION


DIRECTORS AND EXECUTIVE OFFICERS:                                                  MAIN OFFICE:

James B. Little Jr.                                                                221 S. 6th Street
   Chairman of the Board and Chief Executive                                       Gadsden, Alabama
   Officer of the Company and the Bank
                                                                                   BRANCH OFFICES:
Craig G. Cantrell                                                                  202 Sand Mountain Drive
   Retired                                                                         Albertville, Alabama

Thomas F. Dowling                                                                  2204 Henry Street
   Dentist                                                                         Guntersville, Alabama
   Gadsden, Alabama
                                                                                   390 W. Main Street
Grady Gillam                                                                       Centre, Alabama
   Retired

Rex G. Keeling Jr.                                                                 INDEPENDENT PUBLIC ACCOUNTANTS:
   Property/Casualty Salesman with Insurance Facilities
                                                                                   Arthur Andersen LLP
Gates Little                                                                       Birmingham, Alabama
   President of the Company and
   the Bank                                                                        GENERAL COUNSEL:

James B. Little III                                                                Inzer, Haney & McWhorter, P.A.
   New Capital Partners, LLC                                                       Gadsden, Alabama
   Founder and Partner
                                                                                   SECURITIES AND REGULATORY COUNSEL:
Fred Taylor
   Owner of Taylor Realty                                                          Kutak Rock
   Albertville, Alabama                                                            Washington, D.C.

OFFICERS:                                                                          ANNUAL STOCKHOLDERS MEETING:

Rodney Rich                                                                        November  9, 2000 - 5:00 p.m.
   Vice President of the Bank                                                      The Southern Bank Company
                                                                                   221 S. 6th Street
Janice Stephens                                                                    Gadsden, Alabama
   Comptroller of the Bank                                                         Record Date - September 15, 2000

Teresa Elkins                                                                      A COPY OF THE ANNUAL REPORT ON FORM 10-
   Vice President of the Bank                                                      KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2000
                                                                                   AS FILED WITH THE SEC WILL BE FURNISHED TO
Peggy Smith                                                                        STOCKHOLDERS AS OF THE RECORD DATE UPON
   Secretary of the Company and Secretary-Treasurer of the Bank                    WRITTEN  REQUEST TO THE  SECRETARY  OF THE
                                                                                   COMPANY,  221 SOUTH 6TH STREET, GADSDEN,
Martha Garrett                                                                     AL 35901.
   Vice President of the Bank

Annette Espy
   Vice President of the Bank

================================================================================


================================================================================
                         THE SOUTHERN BANC COMPANY, INC.

         221 SOUTH 6TH STREET o GADSDEN, ALABAMA 35901 o (256) 543-3860