Form 10KSB, Exhibit 13
period 2001-06-30
SOUTHERN BANC CO INC
filed 2001-09-28
CIK 946453

                                  EXHIBIT 13

                         Annual Report to Stockholders

================================================================================








                                      2001

                                 ANNUAL REPORT








================================================================================


                        THE SOUTHERN BANC COMPANY, INC.

                [LETTERHEAD OF THE SOUTHERN BANC COMPANY, INC.]





     Dear Fellow Stockholders:


          We are happy to present the Annual Report of The Southern Banc Company, Inc. for the fiscal year ended June 30, 2001.

          As you will see, 2001 was a difficult year with interest rates dropping swiftly, just as competition for deposits was at its peak. Because of this environment, our yield on loans and investments decreased faster that the interest paid on deposits. Despite the slowdown in our local economy, our asset quality has remained strong. We plan to remain a conservative lender, while offering a broader line of products, adding to our bottom line.

          I look forward to the challenge of the year ahead, and appreciate your continued support of our company.


                                             Sincerely,



                                             Gates Little

                        THE SOUTHERN BANC COMPANY, INC.


     The Southern Banc Company, Inc. (the "Company") was incorporated at the direction of management of The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama (the "Bank"), for the purpose of serving as the holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from mutual to stock form in 1995. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision ("OTS"). At June 30, 2001, the Company had total consolidated assets of $97.3 million, deposits of $79.8 million and stockholders' equity of $17.0 million, or 17.5% of total assets.

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

     The Bank's business strategy has been to operate as a profitable and independent community-oriented financial institution dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by using retail deposits as its sources of funds and maintaining most of its assets in mortgage-backed securities issued by Freddie Mac, the Government National Mortgage Association ("GNMA") and Fannie Mae, loans secured by owner-occupied one-to-four-family residential real estate properties located in the Bank's market area, U.S. government and agency securities, interest-earning deposits, cash and equivalents and consumer loans. The Bank's business strategy incorporates the following key elements: (1) remaining a community-oriented financial institution while maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) attracting a retail deposit base from the communities served by the Bank's four banking offices; (3) maintaining asset quality by emphasizing investment in local residential mortgage loans, consumer loans, mortgage-backed securities and other securities issued or guaranteed by the U.S. government or agencies thereof; and
(4) maintaining liquidity and capital substantially in excess of regulatory requirements.

     As a federally chartered savings institution, the Bank is subject to extensive regulation by the OTS. The lending activities and other investments of the Bank must comply with various federal regulatory requirements, and the OTS periodically examines the Bank for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation ("FDIC") also has the authority to conduct special examinations. The Bank must file reports with the OTS describing its activities and financial condition and is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System.

                            MARKET FOR COMMON STOCK
                        AND RELATED STOCKHOLDER MATTERS


     The Company's Common Stock began trading on the American Stock Exchange in 1995 under the symbol "SRN." At June 30, 2001, there were 1,006,498 shares of the Common Stock outstanding and approximately 298 stockholders of record. This total does not reflect the number of persons or entities who hold Common Stock in nominee or "street name" through various brokerage firms.

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


                                             Price Per Share        Dividends
                                         -----------------------
                                           High            Low      Per Share
                                           ----            ---      ---------
Fiscal 2000
   First Quarter                         $  12.313       $ 8.250     $.0875
   Second Quarter                        $   9.875       $ 8.000     $.0875
   Third Quarter                         $   9.000       $ 7.250     $.0875
   Fourth Quarter                        $   9.375       $ 7.313     $.0875

Fiscal 2001
   First Quarter                         $  11.500       $ 8.875     $.0875
   Second Quarter                        $  10.500       $ 8.688     $.0875
   Third Quarter                         $  10.750       $ 8.625     $.0875
   Fourth Quarter                        $  10.500       $ 9.350     $.0875

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                          Year Ended June 30,
                                                  --------------------------------------------------------------------
                                                      2001         2000          1999          1998          1997
                                                      ----         ----          ----          ----          ----
                                                                 (In thousands, except per share data)
INCOME STATEMENT DATA
Interest income.............................      $    6,811    $    6,944   $    6,990     $    7,418   $   7,513
Interest expense............................           4,344         4,081        4,100          4,519       4,534
                                                  ----------    ----------   ----------     ----------   ---------
Net interest income.........................           2,467         2,863        2,890          2,899       2,979
Provision for loan losses...................              30            17           27             --          --
                                                  ----------    ----------   ----------     ----------   ---------
Net interest income after provision
  for loan losses...........................           2,437         2,846        2,863          2,899       2,979
Noninterest income..........................             200           118          196             92          92
Noninterest expense.........................           1,891         1,962        2,148          2,171       2,849
                                                  ----------    ----------   ----------     ----------   ---------
Income before provision for income taxes....             746         1,002          911            820         222
Provision for income taxes..................             278           356          313            277          79
                                                  ----------    ----------   ----------     ----------   ---------
Net income..................................      $      468    $      646   $      598            543         143
                                                  ==========    ==========   ==========     ==========   =========
Earnings per share
     Basic..................................      $     0.53    $     0.71   $     0.59     $     0.51   $    0.13
                                                  ==========    ==========   ==========     ==========   =========
     Diluted................................      $     0.53    $     0.71   $     0.57     $     0.49   $    0.12
                                                  ==========    ==========   ==========     ==========   =========

                                                                          Year Ended June 30,
                                                  --------------------------------------------------------------------
                                                      2001         2000          1999          1998          1997
                                                      ----         ----          ----          ----          ----
                                                                            (In thousands)
BALANCE SHEET DATA
Total assets................................      $   97,290    $   98,087   $   96,875     $  105,087   $ 105,434
Loans receivable, net.......................          37,587        39,840       42,109         41,153      36,180
Securities:
     Available for sale.....................          36,360        27,126       21,351         22,239      17,621
     Held to maturity.......................          17,513        23,886       23,706         34,077      44,158
Deposits....................................          79,843        81,437       79,734         85,926      86,759
Stockholders' equity........................          17,046        16,319       16,645         18,570      17,931

                                                                          Year Ended June 30,
                                                  --------------------------------------------------------------------
                                                      2001         2000          1999          1998          1997
                                                      ----         ----          ----          ----          ----
KEY OPERATING DATA
Return on average assets....................            0.48%         0.66%        0.61%          0.52%       0.14%
Return on average equity....................            2.74          4.03         3.38           2.96        0.82
Average equity to average assets............           17.59         16.33        18.12          17.43       16.58
Dividend payout ratio.......................           66.04         49.30        59.32          68.63      424.07
Number of offices...........................               4             4            4              4           4

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The principal business of the Bank consists of accepting deposits from the general public through its main and branch offices and investing those funds in loans secured by one-to-four- family residential properties and consumer loans located in the Bank's primary market area. Due to the competition for one-to-four-family mortgage loans and consumer loans in the Bank's market area, the Bank maintains a substantial portfolio of investment and mortgage-backed securities. The Bank's mortgage-backed securities are all guaranteed as to principal and interest by GNMA, Freddie Mac or Fannie Mae. The Bank's securities portfolio consists primarily of mortgage backed securities, government agency securities, including agency notes and U. S. Treasury Notes. See Notes 6 and 7 of Notes to Consolidated Financial Statements. The Bank maintains a substantial amount in interest-bearing deposits in other banks, primarily an interest-bearing account with the FHLB of Atlanta.

     The Bank's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans, mortgage-backed securities and securities portfolio and interest paid on customers' deposits. The Bank's net income is also affected by the level of non-interest income, such as service charges on customers' deposit accounts, net gains or losses on the sale of securities and other fees. In addition, net income is affected by the level of non-interest expense, primarily consisting of compensation and employee benefit expense, data processing expense, professional service expense, office building and equipment expense, and other expenses.

     The operations of the Bank and the financial institution industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by demand for and supply of housing and competition among lenders and the level of interest rates in the Bank's market area. The Bank's deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the Bank's market area.

Comparison of Financial Condition at June 30, 2001 and June 30, 2000

     Total assets decreased approximately $797,000, or 0.81%, from $98.1 million at June 30, 2000 to $97.3 million at June 30, 2001. During the year ended June 30, 2001, net loans decreased approximately $2.3 million, or 5.7%, securities available for sale increased approximately $9.2 million, or 34.0%, and securities held to maturity decreased approximately $6.4 million, or 26.7%.

     Cash and cash equivalents decreased approximately $1.4 million, or 24.2%, from $5.8 million at June 30, 2000 to $4.4 million at June 30, 2001. The decrease in cash and cash equivalents was primarily attributable to the reduction in interest-bearing deposits in other banks.

     Accrued interest and dividends receivable decreased approximately $77,000, or 11.4%, from $677,000 at June 30, 2000 to $600,000 at June 30, 2001. This
decrease was primarily attributable to a decrease in interest receivable on held to maturity securities. Prepaid expenses and other assets increased approximately $71,000, or 21.1%, from $339,000 at June 30, 2000 to $410,000 at
June 30, 2001.

     Total deposits decreased approximately $1.6 million, or 2.0%, from $81.4 million at June 30, 2000 to $79.8 million at June 30, 2001. Other liabilities during the fiscal year ended June 30, 2001 increased approximately $70,000, or 21.3%, from $331,000 at June 30, 2000 to $401,000 at June 30, 2001.

     Total equity increased approximately $727,000, or 4.5%, from $16.3 million at June 30, 2000 to $17.0 million at June 30, 2001. This increase was primarily attributable to an increase in retained earnings and a decrease in accumulated other comprehensive loss, offset in part by the payment of common stock dividends and treasury stock repurchases.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2001 and 2000

     The Company reported net income for the fiscal years ended June 30, 2001 and 2000 of approximately $468,000 and $646,000, respectively. The decrease in net income for the fiscal year ended June 30, 2001 was primarily attributable to a decrease in net interest margin.

     Net Interest Income. Net interest income decreased approximately $396,000, or 13.8%, from $2.9 million at June 30, 2000 to $2.4 million at June 30, 2001. This decrease was primarily attributable to longer term high rate certificates of deposit and rapidly prepaying assets, repricing at lower rates. Total interest income decreased approximately $132,000, or 1.9%, for the fiscal year ended June 30, 2001. Total interest expense increased approximately $263,000, or 6.5%, for the fiscal year ended June 30, 2001 compared with the fiscal year ended June 30, 2000.

     Provision for Loan Losses. During the fiscal year ended June 30, 2001, the provision for loan losses was $30,000 as compared to $17,000 for the fiscal year ended June 30, 2000. The allowance for loan losses is based on management's evaluation of possible loan losses inherent in the Bank's loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

     Non-Interest Income. Non-interest income increased approximately $82,000, or 69.2%, for the fiscal year ended June 30, 2001, from $118,000 for the year ended June 30, 2000 to $200,000. This increase was primarily attributable to increases in customer service fees, a gain on the sale of securities available for sale, and other miscellaneous income.

     Non-Interest Expense. Non-interest expense decreased approximately 70,000, or 3.6%, for the fiscal year ended June 30, 2001, from $2.0 million for the year ended June 30, 2000 to $1.9 million. This decrease was primarily attributable to a decrease in salaries and employee benefits of approximately $128,000, or 10.2% for the fiscal year ended June 30, 2001, offset by an increase in other operating expenses of approximately $58,000, or 8.3%, for the fiscal year ended June 30, 2001.

     Provision for Income Taxes. During the fiscal year ended June 30, 2001, the provision for income tax expense decreased approximately $78,000, or 22.0%. This decrease was primarily attributable to a decrease in pre-tax earnings resulting from a reduction in net interest margin. Income tax expense was approximately $278,000 at June 30, 2001 compared to approximately $357,000 at June 30, 2000 resulting in an effective tax rate of 37% and 36% respectively. The statutory federal tax rate was 34%.

Asset/Liability Management

     Net interest income, the primary component of the Bank's net income, is determined by the difference or "spread" between the yields earned on the Bank's interest-earning assets and the rates paid on its interest-bearing liabilities and the relative amounts of such assets and liabilities. Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity on both the interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing the following strategies: (i) the Bank has historically maintained substantial liquidity and capital levels to sustain unfavorable movements in market interest rates; and (ii) in order to minimize the adverse effect of interest rate risk on future operations, the Bank purchases adjustable-and fixed-rate securities with maturities of primarily five to ten years and originates limited amounts of shorter term consumer loans.

     The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum increases and decreases in the Bank's estimated NPV of 25%, 50% and 77% and 25%, 35% and 50% in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. At June 30, 2001, based on the most recent information provided by the OTS, it was estimated that the Bank's NPV would decrease 13%, 25% and 37% and increase 7%, 12% and 16% in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. These calculations indicate that the Bank's net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Bank's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank's interest-bearing liabilities would be expected to mature or reprice more quickly than the Bank's interest-earning assets.

     While management cannot predict future interest rates or their effects on the Bank's NPV or net interest income, management does not expect current interest rates to have a material adverse effect on the Bank's NPV or net interest income in the future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. Finally, virtually all of the adjustable rate loans in the Bank's portfolio contain conditions which restrict the periodic change in interest rate.

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

Average Balance, Interest and Average Yields and Rates

     The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods indicated.

     The table also presents information for the periods indicated and at June 30, 2001 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

                                                                            Year Ended June 30,
                                               ------------------------------------------------------------------------------
                                                               2001                                    2000
                                               -----------------------------------     --------------------------------------
                                                                       Average                                   Average
                                                Average                 Yield/         Average                    Yield/
                                                Balance    Interest      Cost          Balance      Interest       Cost
                                               ---------   --------    ---------       -------      --------      ------
                                                                                       (Dollars in thousands)
Interest-earning assets:
Loans receivable...........................    $  37,082   $   2,935      7.91%        $  39,996    $   3,184       7.96%
Securities.................................       51,979       3,591      6.91            49,435        3,222       6.52
Other interest-earning assets..............        5,708         285      4.99             6,598          538       8.15
                                               ---------   ---------                   ---------    ---------
    Total interest-earning assets..........       94,769       6,811      7.19            96,029        6,944       7.23
Non-interest-earning assets................        2,311                                   2,079
                                               ---------                               ---------
    Total assets...........................    $  97,080                               $  98,108
                                               =========                               =========

Interest-bearing liabilities:
Deposits...................................    $  79,322       4,344      5.48         $  81,270        4,081       5.02
                                                --------   ---------                    --------    ---------
    Total interest-bearing liabilities.....       79,322       4,344      5.48            81,270        4,081       5.02
                                                           ---------                                ---------
Non-interest-bearing liabilities...........          678                                     812
                                               ---------                               ---------
    Total liabilities......................       80,000                                  82,082
Equity.....................................       17,080                                  16,026
                                               ---------                               ---------
    Total liabilities and equity...........    $  97,080                               $  98,108
                                               =========                               =========
Net interest income........................                $   2,467                                $   2,863
                                                            ========                                 ========
Interest rate spread.......................                               1.71%                                     2.21%
                                                                       =======                                   =======
Net interest margin........................                               2.60%                                     2.98%
                                                                       =======                                   =======
Ratio of average interest-earning
   assets to average interest-bearing
  liabilities..............................                             119.47%                                   118.16%
                                                                       =======                                   =======

Rate/Volume Analysis

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate) and (ii) changes in rates (changes in rate multiplied by old volume).

                                                       Year Ended June 30,
                                            ------------------------------------
                                                          2001 vs. 2000
                                            ------------------------------------
                                                       Increase (Decrease)
                                                             Due to
                                            ------------------------------------
                                               Rate        Volume       Total
                                               ----        ------       -----
                                                       (In thousands)

Interest income
  Loans.................................    $    (17)  $   (232)     $   (249)
  Securities............................         203        166           369
  Other interest-earning assets.........        (228)       (25)         (253)
                                            --------   --------      --------
    Total interest-earning assets.......         (42)       (91)         (133)
                                            --------   --------      --------

Interest expense
  Deposits..............................         361        (98)          263
                                            --------   --------      --------
    Total interest-bearing liabilities..         361        (98)          263
                                            --------   --------      --------

Change in net interest income...........    $   (403)  $      7      $   (396)
                                            ========   ========      ========

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

     The Bank's primary sources of funds are deposits, payment of loans and mortgage-backed securities, maturities of investment securities and other investments. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank invests in short-term interest-earning assets which provide liquidity to meet lending requirements.

     The Bank continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 2001, the Bank had approximately $4.4 million in cash on hand and interest-bearing deposits in other banks, which represented 4.5% of total assets. The Bank's average liquidity ratio well exceeded the required minimum at and during the fiscal year ended June 30, 2001. At June 30, 2001, the Bank's level of liquid assets, as measured for regulatory compliance purposes, was $11.6 million, or 11.9% of total assets of the Bank.

     At June 30, 2001, the Bank had $15.4 million of total equity, or 15.8% of total assets. The Bank continued to exceed its regulatory capital requirement ratios at June 30, 2001. Tangible capital and core capital were each $15.4 million, which represented 15.8% of adjusted total assets, and risk-based capital was $15.5 million, which represented 51.9% of total risk-weighted assets at June 30, 2001. Such amounts exceeded the respective minimum required ratios of 1.5%, 4.0% and 8.0% by 14.3%, 11.8% and 43.9%, respectively. At June 30,
2001, the Bank continued to meet the definition of a "well-capitalized" institution, the highest of the five categories under the prompt corrective action standards adopted by the OTS. See Note 2 of Notes to Consolidated Financial Statements.

New Accounting Pronouncements

     See Note 1 of Notes to Consolidated Financial Statements.

Forward-Looking Statements

     Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Bank's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Bank's future involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates, and changes in the general economy; and changes in the Bank's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To The Southern Banc Company, Inc.:


We have audited the accompanying consolidated statements of financial condition of THE SOUTHERN BANC COMPANY, INC. (a Delaware corporation) AND SUBSIDIARIES as of June 30, 2001 and 2000 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and Subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


                                                        /s/ Arthur Andersen LLP

Birmingham, Alabama
August 3, 2001

                        THE SOUTHERN BANC COMPANY, INC.


                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                            JUNE 30, 2001 AND 2000

                                    ASSETS

                                                                                           2001             2000
                                                                                      ------------    ------------
CASH AND CASH EQUIVALENTS:
    Cash on hand and in other banks                                                   $  1,765,639    $  1,498,835
    Interest-bearing deposits in other banks                                             2,588,920       4,247,611
                                                                                      ------------    ------------
                                                                                         4,354,559       5,746,446

SECURITIES AVAILABLE FOR SALE, at fair value                                            36,359,537      27,125,532

SECURITIES HELD TO MATURITY (fair values of $17,650,612 and $23,640,455,
    respectively)                                                                       17,513,159      23,886,255

LOANS RECEIVABLE, net                                                                   37,586,788      39,840,261

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE                                                  600,039         676,947

PREMISES AND EQUIPMENT, net                                                                465,984         472,563

PREPAID EXPENSES AND OTHER ASSETS                                                          409,939         338,509
                                                                                      ------------    ------------
              Total assets                                                            $ 97,290,005    $ 98,086,513
                                                                                      ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS                                                                              $ 79,842,784    $ 81,436,491

OTHER LIABILITIES                                                                          401,203         330,725
                                                                                      ------------    ------------
              Total liabilities                                                         80,243,987      81,767,216
                                                                                      ------------    ------------
COMMITMENTS AND CONTINGENCIES (Note 13)

STOCKHOLDERS' EQUITY:
    Preferred stock, par value $.01 per share; 500,000 shares authorized;
       shares issued and outstanding--none                                                       0               0
    Common stock, par value $.01 per share; 3,500,000 shares authorized;
       1,454,750 shares issued in 2001 and 2000                                             14,548          14,548
    Additional paid-in capital                                                          13,750,679      13,744,707
    Retained earnings                                                                   10,186,386      10,034,813
    Unearned compensation                                                                 (354,531)       (535,417)
    Shares held in trust, at cost, 65,738 shares in 2001 and 65,275 shares
       in 2000                                                                            (852,141)       (846,197)
    Treasury stock, at cost, 448,252 shares in 2001 and 446,252 shares
       in 2000                                                                          (5,642,391)     (5,624,141)
    Accumulated other comprehensive loss                                                   (56,532)       (469,016)
                                                                                      ------------    ------------
              Total stockholders' equity                                                17,046,018      16,319,297
                                                                                      ------------    ------------
              Total liabilities and stockholders' equity                              $ 97,290,005    $ 98,086,513
                                                                                      ============    ============

      The accompanying notes are an integral part of these consolidated statements.

                        THE SOUTHERN BANC COMPANY, INC.

                      CONSOLIDATED STATEMENTS OF INCOME

                  FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

                                                                                            2001            2000
                                                                                         ----------      ----------
INTEREST INCOME:
    Interest and fees on loans                                                           $2,935,114      $3,184,222
    Interest and dividends on securities available for sale                               2,109,268       1,618,026
    Interest and dividends on securities held to maturity                                 1,482,182       1,603,952
    Other interest income                                                                   285,426         537,938
                                                                                         ----------      ----------
              Total interest income                                                       6,811,990       6,944,138

INTEREST EXPENSE:
    Interest on deposits                                                                  4,344,516       3,889,578
    Interest on borrowed funds                                                                    0         191,576
                                                                                         ----------      ----------
              Total interest expense                                                      4,344,516       4,081,154
                                                                                         ----------      ----------
              Net interest income                                                         2,467,474       2,862,984

PROVISION FOR LOAN LOSSES                                                                    30,000          17,000
                                                                                         ----------      ----------
              Net interest income after provision for loan losses                         2,437,474       2,845,984
                                                                                         ----------      ----------
NONINTEREST INCOME:
    Customer service fees                                                                   126,001         107,654
    Gain on sale of available for sale securities                                            33,023               0
    Miscellaneous income                                                                     41,016          10,578
                                                                                         ----------      ----------
              Total noninterest income                                                      200,040         118,232
                                                                                         ----------      ----------
NONINTEREST EXPENSE:
    Salaries and employee benefits                                                        1,134,997       1,263,249
    Data processing expense                                                                 176,001         142,957
    Professional service expense                                                            106,871          95,355
    Office building and equipment expense                                                    85,296          86,396
    Other expense                                                                           388,613         373,870
                                                                                         ----------      ----------
              Total noninterest expense                                                   1,891,778       1,961,827
                                                                                         ----------      ----------
              Income before provision for income taxes                                      745,736       1,002,389

PROVISION FOR INCOME TAXES                                                                  278,195         356,664
                                                                                         ----------      ----------
              Net income                                                                 $  467,541      $  645,725
                                                                                         ==========      ==========
EARNINGS PER SHARE:
    Basic                                                                                $     0.53      $     0.71
    Diluted                                                                              $     0.53      $     0.71

AVERAGE SHARES OUTSTANDING--BASIC                                                           883,056         903,202
AVERAGE SHARES OUTSTANDING--DILUTED                                                         888,855         910,934

       The accompanying notes are an integral part of these consolidated statements.

                        THE SOUTHERN BANC COMPANY, INC.


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

                                                            Additional                                    Shares
                                                 Common       Paid-In        Retained        Unearned     Held in       Treasury
                                                  Stock       Capital        Earnings      Compensation    Trust         Stock
                                                 -------    -----------    -----------     ------------  ----------   ------------
BALANCE, June 30, 1999                           $14,548    $13,723,149    $ 9,684,032     $(724,696)    $(846,197)   $(4,991,316)

    Net income                                         0              0        645,725             0             0              0
    Change in unrealized gain on securities
       available for sale, net                         0              0              0             0             0              0

    Comprehensive income
    Purchase of treasury stock, at cost                0              0              0             0             0       (632,825)
    Amortization of unearned compensation              0         21,558              0       194,028             0              0
    Dividends declared ($0.35 per share)               0              0       (294,944)       (4,749)            0              0
                                                 -------    -----------    -----------     ---------     ---------    -----------
BALANCE, June 30, 2000                            14,548     13,744,707     10,034,813      (535,417)     (846,197)    (5,624,141)

    Net income                                         0              0        467,541             0             0              0
    Change in unrealized gain on securities
       available for sale, net                         0              0              0             0             0              0

    Comprehensive income
    Purchase of treasury stock, at cost                0              0              0             0             0        (18,250)
    Amortization of unearned compensation              0          5,972              0       181,891             0              0
    Forfeitures of Management Recognition Plan
       shares                                          0              0              0         5,944        (5,944)             0
    Dividends declared ($0.35 per share)               0              0       (315,968)       (6,949)            0              0
                                                 -------    -----------    -----------     ---------     ---------    -----------
BALANCE, June 30, 2001                           $14,548    $13,750,679    $10,186,386     $(354,531)    $(852,141)   $(5,642,391)
                                                 =======    ===========    ===========     =========     =========    ===========

                                                   Accumulated
                                                      Other
                                                  Comprehensive
                                                  Income (Loss)        Total
                                                  -------------     -----------
BALANCE, June 30, 1999                            $ (214,780)       $16,644,740

    Net income                                             0            645,725
    Change in unrealized gain on securities
       available for sale, net                      (254,236)          (254,236)
                                                                    -----------
    Comprehensive income                                                391,489
    Purchase of treasury stock, at cost                    0           (632,825)
    Amortization of unearned compensation                  0            215,586
    Dividends declared ($0.35 per share)                   0           (299,693)
                                                  ----------        -----------
BALANCE, June 30, 2000                              (469,016)        16,319,297

    Net income                                             0            467,541
    Change in unrealized gain on securities
       available for sale, net                       412,484            412,484
                                                                    -----------
    Comprehensive income                                                880,025
    Purchase of treasury stock, at cost                    0            (18,250)
    Amortization of unearned compensation                  0            187,863
    Forfeitures of Management Recognition Plan
       shares                                              0                  0
    Dividends declared ($0.35 per share)                   0           (322,917)
                                                  ----------        -----------
BALANCE, June 30, 2001                            $  (56,532)       $17,046,018
                                                  ==========        ===========

       The accompanying notes are an integral part of these consolidated statements.

                        THE SOUTHERN BANC COMPANY, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

                                                                                         2001             2000
                                                                                     -------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                       $     467,541   $     645,725
    Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation                                                                         44,865          41,194
       Accretion, net                                                                      (62,282)        (33,892)
       Amortization of intangible asset                                                     24,247          28,172
       Amortization of unearned compensation                                               187,863         215,586
       Provision for loan losses                                                            30,000          17,000
       Deferred income tax benefit                                                         (40,651)        (26,997)
       Gain on sale of available for sale securities                                       (33,023)              0
    Change in assets and liabilities:
       Decrease (increase) in accrued interest and dividends receivable                     76,908         (75,470)
       Increase in prepaid expenses and other assets                                       (95,677)       (186,559)
       Decrease in other liabilities                                                      (110,289)       (165,913)
                                                                                     -------------   -------------
              Net cash provided by operating activities                                    489,502         458,846
                                                                                     -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of securities available for sale                                         (34,886,541)    (10,223,478)
    Proceeds from maturities and principal payments on securities
       available for sale                                                               23,096,687       4,481,656
    Proceeds from sales of available for sale securities                                 3,256,993               0
    Purchases of securities held to maturity                                              (300,000)    (13,231,431)
    Proceeds from maturities and principal payments on securities held to
       maturity                                                                          6,694,210      12,791,904
    Net loan repayments                                                                  2,223,473       2,268,448
    Capital expenditures                                                                   (38,286)       (255,200)
                                                                                     -------------   -------------
              Net cash provided by (used in) investing activities                           46,536      (4,168,101)
                                                                                     -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Purchase of treasury stock                                                             (18,250)       (632,825)
    Cash dividends paid                                                                   (315,968)       (294,944)
    Increase (decrease) in deposits, net                                                (1,593,707)      1,702,814
                                                                                     -------------   -------------
              Net cash provided by (used in) financing activities                       (1,927,925)        775,045
                                                                                     -------------   -------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                               (1,391,887)     (2,934,210)

CASH AND CASH EQUIVALENTS, beginning of period                                           5,746,446       8,680,656
                                                                                      -------------  -------------
CASH AND CASH EQUIVALENTS, end of period                                              $  4,354,559   $   5,746,446
                                                                                      ============   =============

SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid during the period for:
       Income taxes, net of refund received                                           $    285,000   $     358,000
                                                                                      ============   =============
       Interest                                                                       $  4,346,937   $   4,514,570
                                                                                      ============   =============

 The accompanying notes are an integral part of these consolidated statements.

                        THE SOUTHERN BANC COMPANY, INC.


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JUNE 30, 2001 AND 2000



1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization, Nature of Operations, and Principles of Consolidation

     The Southern Banc Company, Inc. (the "Company") was incorporated in the State of Delaware in May 1995, for the purpose of becoming a holding company to own all of the outstanding capital stock of The Southern Bank Company (the "Bank"), formerly the First Federal Savings and Loan Association of Gadsden, upon the Bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings association (the "Conversion"). The accompanying consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries, the Bank and First Service Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

     The Bank is primarily engaged in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer loans. The Bank operates from its four offices in the northeast portion of Alabama and originates the majority of its loans in this market area.

     Use of Estimates

     The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States ("GAAP") and with general practices within the thrift industry. In preparing the financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and income and expense for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant changes in the near term is the determination of the allowance for loan losses. A substantial portion of the Company's loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in economic conditions in the Company's primary market areas.

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

     Securities designated as held to maturity are carried at amortized cost, as the Company has both the ability and Management has the positive intent to hold these securities to maturity. The Company had no securities classified as trading at June 30, 2001 and 2000.

     Amortization of premiums and accretion of discounts on mortgage-backed securities and other investments are computed using the level yield method and the straight-line method, which is not materially different from the level yield method, respectively. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

     Loans and Allowance for Loan Losses

     Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, discounts on loans, unearned interest income, and net deferred loan fees/costs. Unearned interest income on consumer loans is amortized to income by use of a method which approximates level yield over the lives of the related loans.

     The allowance for loan losses is established through a provision charged to earnings when losses are estimated to have occurred. Loan losses are charged against the allowance when the loss is confirmed. Subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is maintained at a level which Management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. To serve as a basis for establishing the allowance each quarter, the Bank maintains an extensive credit risk monitoring process that considers several factors including: current economic conditions affecting the Bank's customers, the payment performance of individual large loans and pools of homogeneous small loans, distribution of loans by risk class, portfolio seasoning, changes in collateral values, and detailed reviews of specific large loan relationships. Though Management believes the allowance for loan losses is adequate, ultimate losses may vary from estimates; however, estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

     Impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans) are measured based on the present value of expected future cash flows discounted at each loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance.

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

     Loan Origination Fees and Related Costs and Discounts

     Loan fees and certain direct costs of loan origination are deferred, and the net fee or cost is recognized as an adjustment to interest and fees on loans in the accompanying consolidated statements of income using the level yield method over the contractual life of the loans. Discounts associated with loans purchased are deferred and accreted to income over the contractual life of the loans using the level yield method.

     Premises and Equipment

     Land is reported at cost. Property and equipment are stated at cost, less accumulated depreciation. Leasehold improvements are amortized using the straight-line method over the applicable lease periods. Depreciation methods and estimated service lives are as follows:

        Building and improvements       10-40 years      Accelerated/Straight-line
        Leasehold improvements          10 years         Straight-line
        Furniture and equipment         5-20 years       Accelerated/Straight-line
        Automobile                      3 years          Straight-line


     Core Deposit Premium

     At June 30, 2001 and 2000, core deposit premiums were $51,843 and $76,090, respectively, net of accumulated amortization of $292,498 and $268,251, respectively. Core deposit premiums are being amortized using the straight-line method over a period of ten years. Amortization of core deposit premiums was $24,247 and $28,172 in fiscal years 2001 and 2000, respectively.

     Statements of Cash Flows

     For purposes of the consolidated statements of cash flows, the Company considers cash on hand and in other banks and interest-bearing deposits in other banks to be cash and cash equivalents.

     New Accounting Pronouncements

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

     The Company uses interest rate lock commitments and forward sales commitments in the normal course of business. The Company extends interest rate lock commitments to customers during the loan origination process. Forward sales commitments are entered into with buyers of the Company's loans sold service released in the secondary market. Loans held for sale by the Company were immaterial as of June 30, 2001. Under SFAS No. 133, interest rate lock commitments and forward sales commitments meet the criteria for classification as derivatives.

     On July 1, 2000, the Company adopted SFAS No. 133 as amended. Management assessed the impact of this Statement on the Company's consolidated financial position and results of operations and the impact was immaterial.

     In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125. This Statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company adopted SFAS No. 140 on April 1, 2001. Accordingly, disclosures pertaining to collateral have been properly included in these consolidated financial statements. Transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, have not been material.

     In June 2001, the FASB issued SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether goodwill is impaired as of the date of adoption and test for impairment at least annually in accordance with the provisions of the Statement. The new standard will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/(or) the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt the provisions of SFAS No. 141 immediately, and SFAS Nos. 142 and 143 are effective July 1, 2002. The Company has determined that the impact of adopting these statements on its consolidated financial position or results of operations would be immaterial.

     Prior Year Classification

     Certain prior year amounts have been reclassified to conform to the current year presentation. These classifications have no effect on previously reported total equity or net income during the periods involved.

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table which follows) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2001 and 2000, that the Bank meets all capital adequacy requirements to which it is subject.

     As of June 30, 2001 and 2000, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the tables which follow.

Actual capital amounts and ratios are presented in the table below for the Company and the Bank:

                                                                                                             To Be Well
                                                                                                         Capitalized Under
                                                                                  For Capital Adequacy   Prompt Corrective
                                                                   Actual               Purposes         Action Provisions
                                                             -----------------    --------------------   -----------------
                                                              Amount    Ratio       Amount      Ratio      Amount   Ratio
                                                             --------  -------    ---------   --------   --------- -------
                                                                                (Dollars in thousands)
June 30, 2001:
    Total capital (to risk weighted assets):
       Consolidated                                          $17,174     57.6%     $2,386       8.0%        N/A      N/A
       Southern Bank Company                                  15,477     51.9       2,386       8.0      $2,982     10.0%
    Tier 1 (core) capital (to risk weighted assets):
       Consolidated                                           17,051     57.2       1,193       4.0         N/A      N/A
       Southern Bank Company                                  15,354     51.5       1,193       4.0       1,789      6.0
    Tier 1 (core) capital (to adjusted total assets):
       Consolidated                                           17,051     17.5       3,891       4.0         N/A      N/A
       Southern Bank Company                                  15,354     15.8       3,891       4.0       4,864      5.0
    Tangible capital (to adjusted total assets):
       Consolidated                                           17,051     17.5       1,459       1.5         N/A      N/A
       Southern Bank Company                                  15,354     15.8       1,459       1.5         N/A      N/A

June 30, 2000:
    Total capital (to risk weighted assets):
       Consolidated                                          $16,827     56.8%     $2,367       8.0%        N/A      N/A
       Southern Bank Company                                  14,769     50.0       2,367       8.0      $2,960     10.0%
    Tier 1 (core) capital (to risk weighted assets):
       Consolidated                                           16,712     56.5       1,184       4.0         N/A      N/A
       Southern Bank Company                                  14,654     49.5       1,184       4.0       1,776      6.0
    Tier 1 (core) capital (to adjusted total assets):
       Consolidated                                           16,712     17.0       3,939       4.0         N/A      N/A
       Southern Bank Company                                  14,654     14.8       3,956       4.0       4,945      5.0
    Tangible capital (to adjusted total assets):
       Consolidated                                           16,712     17.0       1,477       1.5         N/A      N/A
       Southern Bank Company                                  14,654     14.8       1,484       1.5         N/A      N/A

Pursuant to regulations, an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution and has not been advised by the Office of Thrift Supervision ("OTS") that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions require prior regulatory approval.

The Company's principal source of funds for dividend payments is dividends from the Bank. Certain restrictions exist regarding the ability of the Bank to pay dividends to the Company. At July 1, 2001, dividend payments by the Bank were subject to regulatory approval. The Company's ability to pay dividends will be largely dependent upon dividends to the Company from the Bank. Pursuant to the OTS regulations, the Bank will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders' equity would be reduced below the amount required for the liquidation account or if stockholders' equity would be reduced below the amount required by the OTS.

3.   EARNINGS PER SHARE

     Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended June 30, 2001 and 2000. Common stock outstanding consists of issued shares less treasury stock, unallocated Employee Stock Ownership Plan ("ESOP") shares (see Note 4), and shares held in trust. Diluted earnings per share for the years ended June 30, 2001 and 2000 was computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Management Recognition Plan ("MRP") and the Stock Option Plan, based on the treasury stock method, using an average fair market value of the stock during the respective periods.

     The following table represents the earnings per share calculations for the years ended June 30, 2001 and 2000:

                                                                                                Per Share
                                                                    Income          Shares       Amount
                                                                   --------         -------     ---------
        2001:
            Basic earnings per share                               $467,541         883,056     $0.53
            Dilutive securities:                                                                =========
               Management recognition plan shares                                     5,799
               Incentive stock option plan shares                                         0
                                                                   --------         -------
               Dilutive earnings per share                         $467,541         888,855     $0.53
                                                                   ========         =======     =========
        2000:
            Basic earnings per share                               $645,725         903,202     $0.71
            Diluted securities:                                                                 =========
               Management recognition plan shares                                     7,732
               Incentive stock option plan shares                                         0
                                                                   --------         -------
               Diluted earnings per share                          $645,725         910,934     $0.71
                                                                   ========         =======     =========

     Options to purchase 111,777 shares of common stock at $11.6875 per share and options to purchase 11,800 shares of common stock at $14.5625 per share were outstanding during all four quarters of 2001 and 2000. These options were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

4.   EMPLOYEE RETIREMENT AND SAVINGS PLANS

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

     Expense related to the ESOP was approximately $82,000 and $113,000 for 2001 and 2000. Unearned compensation related to the ESOP was $354,531 and $459,901 at June 30, 2001 and 2000, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition.

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

     Management Recognition Plan ("MRP")

     During fiscal 1996, the Bank established an MRP which purchased 58,190 shares of the Company's common stock on the open market. The MRP provides for awards of common stock to directors and officers of the Bank. The aggregate fair market value of the shares purchased by the MRP is reflected in shares held in trust at the time of purchase. As shares in the MRP are granted to employees, an amount equal to the award is reclassified from shares held in trust to unearned compensation. Compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $76,000 and $112,000 for 2001 and 2000, respectively. Unearned compensation related to the MRP was $0 and $75,516 for 2001 and 2000, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition. Contributions to the MRP, usually in the form of dividend equivalents, which will result in future compensation to the employees, are debited to unearned compensation. As of June 30, 2001, all awarded shares related to the MRP were allocated to directors and officers of the Bank.

     Shares held in trust related to the MRP totaled 14,430 and 13,967 at June 30, 2001 and 2000, respectively. These shares, which were purchased for $12.84, amounted to $185,234 and $179,290 at June 30, 2001 and 2000, respectively, and are shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition.

     Simplified Employee Pension Plan

     The Company established a Simplified Employee Pension Plan ("SEP") for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The Company can make a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $38,203 and $38,770 for fiscal years 2001 and 2000, respectively.

     Supplemental Executive Retirement Agreement

     During fiscal 1996, the Company entered into a Supplemental Executive Retirement Agreement ("SERA") with an executive of the Company. Under the provisions of the SERA, the Company established an account for the executive and credits to the executive's account an amount equal to the difference between 25% of his compensation for the plan year and the annual additions credited to him under any tax-qualified plans sponsored by the Company (including the ESOP and the SEP). For each plan year, the amount credited to the executive's account shall appreciate at a rate equal to the highest rate paid by the Bank on certificates of deposit (regardless of their term).

     During the current year, the Board of Directors of the Company amended the agreement to provide for a lump sum payment of approximately $141,000 for the executive in satisfaction of all benefits to which he is entitled.

     The Company recognized compensation expense for the SERA of approximately $0 and $18,000 for the years ended June 30, 2001 and 2000, respectively. The projected benefit obligation, accumulated benefit obligation, and vested benefit obligation was $197,883 at June 30, 2000. The components of the net periodic cost as of 2000 are service costs of $3,704, interest cost of $9,695, and net amortization and deferred benefit of $13,062. In determining the actuarial present value of the projected benefit obligation, the discount rate was 7% and the increase in share value was 10%.

     Employment Agreements

     The Company has a 36-month employment agreements with its President and another officer. These agreements provide that if employment under the agreement is terminated by the Company in connection with or within 12 months after any change in control of the Company, each employee shall be paid approximately three times his salary.

5.   STOCK-BASED COMPENSATION PLAN

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

Under the Option Plan, the Company may grant options up to 145,745 shares and has granted options outstanding of 123,577 shares through June 30, 2001. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant's completion of five years of service. Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                 2001      2000
                                               --------  --------

              Net income:
                  As reported                  $467,541  $645,725
                  Pro forma                     454,600   619,119

              Earnings per share:
                  As reported:
                     Basic                     $   0.53  $   0.71
                     Diluted                       0.53      0.71
                  Pro forma:
                     Basic                         0.52      0.69
                     Diluted                       0.51      0.68

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 5, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

The Company purchased shares in the open market to be issued upon exercise of stock options. Such shares are reflected at cost as shares held in trust in the accompanying consolidated statements of financial condition. During 2001 and 2000, the Company did not purchase any shares to be used for the exercise of options. The total number of shares held in trust related to the Option Plan were 51,308 and amounted to $666,907 at both June 30, 2001 and 2000, respectively.

     A summary of the status of the Company's Option Plan at June 30, 2001 and 2000 and the changes during the years then ended is as follows:

                                                                 2001                       2000
                                                          --------------------        -------------------
                                                                      Weighted                   Weighted
                                                                      Average                    Average
                                                                      Exercise                   Exercise
                                                          Shares       Price          Shares      Price
                                                          -------    --------        --------    --------
        Outstanding at beginning of year                  123,577      $11.96         123,577      $11.96
            Forfeitures                                         0        0.00               0        0.00
            Exercised                                           0        0.00               0        0.00
            Granted                                             0        0.00               0        0.00
                                                          -------      ------         -------      ------
        Outstanding at end of year                        123,577      $11.96         123,577      $11.96
                                                          =======      ======         =======      ======
        Exercisable at end of year                        118,553      $11.69          93,838      $11.69
                                                          =======      ======         =======      ======
        Weighted average fair value of the options
            granted                                           N/A                         N/A
                                                          =======                     =======


6.   SECURITIES AVAILABLE FOR SALE

     The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as available for sale are summarized as follows:


                                                                        June 30, 2001
                                                   ------------------------------------------------------------------
                                                                           Gross          Gross
                                                       Amortized        Unrealized     Unrealized
                                                         Cost              Gain          (Loss)        Fair Value
                                                   ----------------- --------------- -------------- -----------------
     U.S. Treasury securities                         $  1,001,227        $ 23,265      $       0      $ 1,024,492
     U.S. Government agency securities                  15,082,744          89,262        (80,937)      15,091,069
     Mortgage-backed securities                         19,641,881          76,233       (215,254)      19,502,860
     Federal Home Loan Bank stock                          724,400               0              0          724,400
     Other                                                  16,716               0              0           16,716
                                                      ------------        --------      ---------      -----------
                                                      $ 36,466,968        $188,760      $(296,191)     $36,359,537
                                                      ============        ========      =========      ===========
                                                                        June 30, 2000
                                                   ------------------------------------------------------------------
                                                                          Gross          Gross
                                                       Amortized       Unrealized     Unrealized
                                                         Cost             Gain          (Loss)         Fair Value
                                                   ----------------- --------------- -------------- -----------------
     U.S. Treasury securities                         $  4,306,717        $  9,035      $ (42,836)     $ 4,272,916
     U.S. Government agency securities                  15,579,605               0       (569,178)      15,010,427
     Mortgage-backed securities                          7,232,475           3,596       (134,998)       7,101,073
     Federal Home Loan Bank stock                          724,400               0              0          724,400
     Other                                                  16,716               0              0           16,716
                                                       -----------         -------      ---------      -----------
                                                      $ 27,859,913        $ 12,631      $(747,012)     $27,125,532
                                                       ===========        ========      =========      ===========

     The amortized cost and estimated fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                   June 30, 2001
                                                                        ----------------------------------
                                                                            Amortized
                                                                              Cost           Fair Value
                                                                        ---------------    --------------
        Due in one year or less                                             $         0       $         0
        Due after one year through five years                                 3,705,062         3,737,620
        Due after five years through ten years                                9,695,904         9,695,980
        Due after ten years                                                   2,683,005         2,681,961
                                                                          -------------       -----------
                                                                             16,083,971        16,115,561
        Federal Home Loan Bank stock                                            724,400           724,400
        Mortgage-backed securities                                           19,641,881        19,502,860
        Other                                                                    16,716            16,716
                                                                          -------------       -----------
                                                                            $36,466,968       $36,359,537
                                                                          =============       ===========

     Proceeds from sales of available for sale securities were $3,256,993 in 2001. Gross gains of $33,023 were realized on these sales in 2001. There were no sales of securities in 2000.

     A security designated as available for sale with a carrying value (fair value) of $1,514,388 has been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,325,000 at June 30, 2001.

7.   SECURITIES HELD TO MATURITY

     The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as held to maturity are summarized as follows:

                                                                         June 30, 2001
                                                     ------------------------------------------------------------
                                                                           Gross         Gross
                                                       Amortized        Unrealized    Unrealized
                                                          Cost              Gain         (Loss)        Fair Value
                                                     --------------     -----------   ------------  -------------
U.S. Government agency securities                       $ 2,848,198       $ 10,224     $  (9,285)     $ 2,849,137
Mortgage-backed securities                               14,664,961        200,934       (64,420)      14,801,475
                                                     --------------      ---------     ---------      -----------
                                                        $17,513,159       $211,158     $ (73,705)     $17,650,612
                                                     ==============       ========      ========      ===========

                                                                         June 30, 2000
                                                     ------------------------------------------------------------
                                                                          Gross        Gross
                                                        Amortized      Unrealized    Unrealized
                                                          Cost            Gain         (Loss)        Fair Value
                                                     --------------     -----------   ------------  -------------
U.S. Government agency securities                       $ 4,821,243       $  1,199     $(106,404)     $ 4,716,038
Mortgage-Backed securities                               19,065,012        137,933      (278,528)      18,924,417
                                                        -----------       --------     ---------      -----------
                                                        $23,886,255       $139,132     $(384,932)     $23,640,455
                                                        ===========       ========     =========      ===========

     The amortized cost and estimated fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                   June 30, 2001
                                                                        ----------------------------------
                                                                            Amortized
                                                                              Cost           Fair Value
                                                                        ----------------- ----------------
        Due in one year or less                                             $   111,335       $   111,322
        Due after one year through five years                                 1,239,407         1,246,661
        Due after five years through ten years                                  362,406           363,291
        Due after ten years                                                   1,135,050         1,127,863
                                                                            -----------       -----------
                                                                              2,848,198         2,849,137
        Mortgage-backed securities                                           14,664,961        14,801,475
                                                                            -----------       -----------
                                                                            $17,513,159       $17,650,612
                                                                            ===========       ===========

  8. LOANS RECEIVABLE, net

     Loans receivable are summarized as follows:

                                                                                     June 30,
                                                                        ----------------------------------
                                                                              2001              2000
                                                                        ----------------- ----------------
        Mortgage loans:
            Secured by one-to-four family residential
               properties                                                   $30,743,366       $33,401,335
            Secured by nonresidential properties                                 81,336            96,136
        Consumer loans                                                        5,999,503         5,745,397
        Share loans                                                             820,022           769,409
        Commercial loans                                                        139,034                 0
                                                                            -----------       -----------
                                                                             37,783,261        40,012,277
        Less:
            Unearned interest income                                            324,873           382,977
            Deferred loan costs, net                                           (251,676)         (325,797)
            Allowance for loan losses                                           123,276           114,836
                                                                            -----------       -----------
                      Loans receivable, net                                 $37,586,788       $39,840,261
                                                                            ===========       ===========

     Loans secured by one-to-four family residential properties include second mortgage loans on properties for which the Bank holds the first mortgage. The proceeds on these second mortgage loans were used for improvements and consumer purposes.

     As a savings and loan institution, the Bank has a credit concentration in residential real estate mortgage loans. Substantially all of the Bank's customers are located in its trade area of Etowah, Marshall, and Cherokee Counties in Alabama. Although the Bank has generally conservative underwriting standards, including a collateral policy of low loan to collateral values, the ability of its borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

     In the normal course of business, loans are made to officers, directors, and employees of the Company and the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 2001 and 2000, $287,111 and $363,889, respectively, of these loans were outstanding.

     An analysis of the Company's allowance for loan losses is as follows:

                                                                             For the Years
                                                                             Ended June 30,
                                                                       ---------------------------
                                                                           2001           2000
                                                                       ------------  -------------
                 Balance, beginning of year                               $114,836      $  97,836
                 Provision for loan losses                                  30,000         17,000
                 Charge-offs, net of recovery                              (21,560)             0
                                                                       -----------    -----------
                 Balance, end of year                                     $123,276      $ 114,836
                                                                       ===========    ===========

     At June 30, 2001 and 2000, nonaccrual loans totaled $148,065 and $18,705, respectively. Interest income foregone on nonaccrual loans was not significant for fiscal years 2001 and 2000, respectively.


9.   PREMISES AND EQUIPMENT, net

     Premises and equipment are summarized as follows:

                                                                                       June 30,
                                                                           -------------------------------
                                                                                2001             2000
                                                                           --------------   --------------
        Land                                                                  $   320,085     $   320,085
        Building and improvements                                                 349,743         332,674
        Leasehold improvements                                                     63,956          63,956
        Furniture, fixtures, and equipment                                        604,680         583,463
                                                                           --------------   -------------
                                                                                1,338,464       1,300,178
            Less accumulated depreciation                                        (872,480)       (827,615)
                                                                           --------------   -------------
                                                                              $   465,984     $   472,563
                                                                           ==============   =============

     Depreciation expense charged to office building and equipment expense in 2001 and 2000 totaled approximately $44,865 and $41,194, respectively.


10.  DEPOSITS

     Deposits are summarized as follows:

                                                                 June 30, 2001                    June 30, 2000
                                                       --------------------------------  --------------------------------
                                                           Amount          Percent            Amount         Percent
                                                       --------------  ----------------  --------------  ----------------
     Demand, NOW, and Money Market accounts,
       including noninterest bearing deposits
       of $315,439 and $143,078 at June 30,
       2001 and June 30, 2000, respectively              $ 7,029,504         8.81%         $ 6,107,584         7.50%
     Passbook savings                                      4,664,926         5.84            5,235,751         6.43
                                                       --------------  ----------------  --------------  ----------------
                                                          11,694,430        14.65           11,343,335        13.93
     Certificates of deposit:
       2.00- 4.00% interest rate                           5,845,376         7.32            5,400,448         6.63
       4.01- 6.00% interest rate                          28,443,148        35.62           37,065,603        45.52
       6:01- 8.00% interest rate                          33,859,830        42.41           27,509,481        33.78
       8:01-10.00% interest rate                                   0         0.00              117,624         0.14
                                                       -------------  -----------       --------------  -----------
                                                          68,148,354        85.35           70,093,156        86.07
                                                       -------------  -----------       --------------  -----------
                                                         $79,842,784       100.00%         $81,436,491       100.00%
                                                       =============  ===========       ==============  ===========

     The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $11,304,665 and $11,614,430 at June 30, 2001
     and 2000, respectively.


     At June 30, 2001, the scheduled maturities of time deposits are as follows:

                           2002               $     46,415,911
                           2003                     13,828,571
                           2004                      6,523,910
                           2005                        856,989
                           2006                        359,822
                           Thereafter                  163,151
                           Total              $     68,148,354

     Interest expense on deposits consisted of the following:

                                                                          For the Years
                                                                          Ended June 30,
                                                                 --------------------------------
                                                                      2001             2000
                                                                 ---------------  ---------------
                 Passbook savings                                   $   173,426      $   199,670
                 NOW and money market accounts                          164,551          150,082
                 Certificates of deposit                              4,006,539        3,539,826
                                                                 --------------  ---------------
                                                                    $ 4,344,516      $ 3,889,578
                                                                 --------------  ---------------

11.  INCOME TAXES

     The provision (benefit) for income taxes for the periods indicated is summarized as follows:

                                                                             For the Years
                                                                             Ended June 30,
                                                                       ---------------------------
                                                                           2001          2000
                                                                       -------------  ------------
                 Current Provision:
                     Federal                                               $283,773      $338,311
                     State                                                   35,073        45,350
                                                                      -------------  ------------
                                                                            318,846       383,661
                 Deferred provision (benefit)                               (40,651)      (26,997)
                                                                      -------------  ------------
                                                                           $278,195      $356,664
                                                                      =============  ============

     The differences between the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

                                                                                     For the Years
                                                                                     Ended June 30,
                                                                              ----------------------------
                                                                                   2001          2000
                                                                              ------------   -------------
        Pretax income at statutory rates                                          $253,550       $340,812
        Add:
            State income tax, net of federal tax benefit                            20,242         23,540
            Other, net                                                               4,403         (7,688)
                                                                             -------------  -------------
                                                                                  $278,195       $356,664
                                                                             =============  =============

        Effective income tax rate                                                       37%            36%
                                                                             =============  =============

     The components of the net deferred tax asset or liability at June 30, 2001 and 2000 were as follows:

                                                                                        June 30,
                                                                                 ------------------------
                                                                                     2001          2000
                                                                                 ----------     ---------
        Amortization of intangibles                                              $  79,236      $  78,806
        Bad debt reserve, net                                                       37,463              0
        Reserves for employee benefit plans                                         93,105        164,911
        Depreciation                                                                15,918         13,069
        Unrealized net loss on securities available for sale                        50,899        265,365
        Gain on securities                                                          34,691              0
        Other                                                                        3,807         17,686
                                                                                 ---------      ---------
        Deferred tax asset                                                         315,119        539,837
                                                                                 ---------      ---------
        Federal Home Loan Bank stock dividend                                      (58,919)       (58,919)
        Bad debt reserve, net                                                            0         (8,462)
        Accretion of discount on securities                                       (197,822)      (145,659)
        Deferred loan fees and costs, net                                         (103,627)      (140,239)
        Other                                                                      (29,459)       (87,451)
                                                                                 ---------      ---------
        Deferred tax liability                                                    (389,827)      (440,730)
                                                                                 ---------      ---------
        Net deferred tax asset (liability)                                       $ (74,708)     $  99,107
                                                                                 =========      =========

     The portion of a thrift's tax bad debt reserve that was not recaptured under the provisions of the Small Business Job Protection Act of 1996 is only subject to recapture at a later date under certain circumstances. These circumstances include stock repurchases and redemptions by the thrift or conversion of the thrift to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its pre-1988 tax bad debt reserves of approximately $2.8 million.

12.  ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

     Accrued interest and dividends receivable is summarized as follows:

                                                                     June 30,
                                                               ------------------------
                                                                 2001           2000
                                                               ---------      ---------
        Securities available for sale                          $317,790       $334,331
        Securities held to maturity                             103,956        155,648
        Loans receivable, net                                   162,590        164,493
        Federal Home Loan Bank stock                             12,191         13,956
        Interest-bearing deposits in other banks                  3,512          8,519
                                                               --------       --------
                                                               $600,039       $676,947
                                                               ========       ========

13.  COMMITMENTS AND CONTINGENCIES

     Leases

     The Company has lease agreements for its branch offices. Rental expense under these leases aggregated $14,312 and $20,115 for fiscal years 2001 and 2000, respectively. The aggregate annual minimum rental commitments under the terms of all noncancellable leases at June 30, 2001 are as follows:

                              Fiscal Year                    Amount
                            ---------------                 ---------
                                 2002                       $  7,100
                                 2003                          7,200
                                 2004                          7,200
                                 2005                            600
                                 2006                              0
                                                            --------
                                                            $ 22,100
                                                            ========


     Off-Balance-Sheet Items

     The Company's policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the off-balance sheet exposures the Bank has are its commitments to originate loans and fund unused lines of credit. At June 30, 2001, the Company had no outstanding commitments to originate residential real estate loans. Additionally, at June 30, 2001, the Bank had provided approximately $615,728 in unused lines of credit.

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

     This table summarizes the Company's disclosure of fair values of financial instruments made in accordance with the requirements of SFAS No. 107:

                                                               At June 30, 2001           At June 30, 2000
                                                           -------------------------- -------------------------
                                                            Carrying     Estimated     Carrying    Estimated
                                                             Amount      Fair Value     Amount     Fair Value
                                                           ------------ ------------- ----------- -------------
                                                                         (Dollars in thousands)
        Assets:
            Cash on hand and in banks                      $    4,355   $    4,355    $    5,746  $     5,746
            Securities--Available for sale                     36,360       36,360        27,126       27,126
            Securities--Held to maturity                       17,513       17,651        23,886       23,640
            Loans receivable, net                              37,587       38,136        39,840       39,037
            Accrued interest and dividends receivable             600          600           677          677

        Liabilities:
            Deposits                                           79,843       79,887        81,436       81,650
            Accrued interest payable                               51           51            56           56

The following methods and assumptions were used by the Company in estimating the fair values provided above:

         Cash and Cash Equivalents

         The carrying value of highly liquid instruments, such as cash on hand and cash equivalents, are considered to approximate their fair value.

         Securities Available for Sale and Securities Held to Maturity

         Substantially all of the Company's securities available for sale and held to maturity have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying value of accrued interest on these instruments approximates fair value.

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

         Accrued Interest Receivable

         The carrying amount of accrued interest receivable approximates its fair value.

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

         Accrued Interest Payable

         The carrying amount of accrued interest payable approximates its fair value.

         Off-Balance-Sheet Instruments

         Off-balance-sheet financial instruments include commitments to extend credit. The fair value of such commitments is negligible since the arrangements are at current rates, are for short periods, and there is no known credit exposure.

15.  PARENT COMPANY FINANCIAL STATEMENTS

     Separate condensed financial statements of The Southern Banc Company, Inc. (the "Parent Company") as of and for the years ended June 30, 2001 and 2000 are presented below:

                       Statements of Financial Condition

                            June 30, 2001 and 2000

                         (Dollar amounts in thousands)

                                                                        2001                2000
                                                                      --------            --------
ASSETS:
    Cash and cash equivalents                                         $  1,270            $  1,517
    Investment in subsidiary                                            15,373              14,261
    ESOP loan receivable                                                   443                 548
    Other assets                                                            29                  31
                                                                      --------            --------
              Total assets                                            $ 17,115            $ 16,357
                                                                      ========            ========
LIABILITIES:
    Other liabilities                                                 $     69            $     38
                                                                      --------            --------
STOCKHOLDERS' EQUITY:
    Preferred stock                                                          0                   0
    Common stock                                                            15                  15
    Additional paid-in capital                                          13,751              13,744
    Retained earnings                                                   10,186              10,034
    Unearned compensation                                                 (355)               (535)
    Shares held in trust                                                  (852)               (846)
    Treasury stock                                                      (5,642)             (5,624)
    Accumulated other comprehensive loss                                   (57)               (469)
                                                                      --------            --------
              Total stockholders' equity                                17,046              16,319
                                                                      --------            --------
              Total liabilities and stockholders' equity              $ 17,115            $ 16,357
                                                                      ========            ========

                              Statements of Income

                   For the Years Ended June 30, 2001 and 2000

                         (Dollar amounts in thousands)


                                                                                                    2001           2000
                                                                                                   -----          -----
INCOME FROM SUBSIDIARY:
    Dividends                                                                                     $    0         $2,000
    Interest                                                                                          50             45
                                                                                                  ------         ------
              Total income                                                                            50          2,045
OPERATING EXPENSE                                                                                     31             31
                                                                                                  ------         ------
INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED CURRENT
   YEAR SUBSIDIARY EARNINGS                                                                           19          2,014

INCOME TAXES                                                                                          17             34
                                                                                                  ------         ------
INCOME BEFORE EQUITY IN UNDISTRIBUTED CURRENT YEAR SUBSIDIARY
   EARNINGS                                                                                            2          1,980

DISTRIBUTIONS (OVER) UNDER CURRENT YEAR SUBSIDIARY EARNINGS                                          466         (1,334)
                                                                                                  ------         ------
              Net income                                                                            $468         $  646
                                                                                                  ======         ======


                           Statements of Cash Flows

                  For the Years Ended June 30, 2001 and 2000

                         (Dollar amounts in thousands)


                                                                                                    2001           2000
                                                                                                  --------       --------
OPERATING ACTIVITIES:
    Net income                                                                                   $   468        $   646
    Distributions over (under) current year subsidiary earnings                                     (466)         1,334
                                                                                                 -------        -------
                                                                                                       2          1,980
    Adjustments to reconcile net income to net cash provided by operating activities:
       Decrease in other assets                                                                        2              4
       Decrease in other liabilities                                                                 (22)           (49)
                                                                                                 -------        -------
              Net cash provided by (used in) operating activities                                    (18)         1,935
                                                                                                 -------        -------
INVESTING ACTIVITIES:
              Net cash provided by investing activities                                                0              0
                                                                                                 -------        -------
FINANCING ACTIVITIES:
    Payments received on ESOP loan                                                                   105            106
    Purchase of treasury stock                                                                       (18)          (633)
    Cash dividends paid                                                                             (316)          (294)
                                                                                                 -------        -------
              Net cash used in financing activities                                                 (229)          (821)
                                                                                                 -------        -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                    (247)         1,114

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                     1,517            403
                                                                                                 -------        -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                         $ 1,270        $ 1,517
                                                                                                 =======        =======

                             CORPORATE INFORMATION

Directors and Executive Officers:                                       Main Office:
Gates Little                                                               221 S. 6th Street
   Chairman of the Board, President and Chief                              Gadsden, Alabama
   Executive Officer of the Company and of the
   Bank                                                                 Branch Offices:

Craig G. Cantrell                                                          202 Sand Mountain Drive
   Retired                                                                 Albertville, Alabama

Thomas F. Dowling                                                          2204 Henry Street
   Dentist                                                                 Guntersville, Alabama
   Gadsden, Alabama
                                                                           390 W. Main Street
Grady Gillam                                                               Centre, Alabama
   Retired
                                                                        Independent Public Accountants:
Rex G. Keeling Jr.
   Pharmacist                                                              Arthur Andersen LLP
                                                                           Birmingham, Alabama
James B. Little, Jr.
   Investment Officer of the Bank and                                   General Counsel:
   Vice President of the Company
                                                                           Inzer, Haney & McWhorter, P.A.
James B. Little III                                                        Gadsden, Alabama
   New Capital Partners, LLC
   Founder and Partner                                                  Securities and Regulatory Counsel:

Fred Taylor                                                                Cozen O'Connor
   Owner of Taylor Realty                                                  Washington, D.C.
   Albertville, Alabama
                                                                        Annual Stockholders Meeting:
Officers:
                                                                           November 14, 2001 - 5:00 p.m.
Rodney Rich                                                                The Southern Bank Company
   Vice President of the Bank                                              221 S. 6/th/ Street
                                                                           Gadsden, Alabama
Janice Stephens                                                            Record Date - October 3, 2001
   Comptroller of the Bank
                                                                           A copy of the Annual Report on Form 10-KSB for the
Teresa Elkins                                                              fiscal year ended June 30, 2001 as filed with the SEC
   Vice President of the Bank                                              will be furnished to stockholders as of the Record Date
                                                                           upon written request to the Secretary of the Company,
Peggy Smith                                                                221 South 6/th/ Street, Gadsden, AL 35901.
   Secretary of the Company and Secretary-
   Treasurer of the Bank

Martha Garrett
   Vice President of the Bank

================================================================================




















================================================================================

                        THE SOUTHERN BANC COMPANY, INC.
        221 SOUTH 6TH STREET . GADSDEN, ALABAMA 35901 . (256) 543-3860