Form 10KSB, Exhibit 13
period 2002-06-30
SOUTHERN BANC CO INC
filed 2002-09-30
CIK 946453

2002

A N N U A L   R E P O R T

THE SOUTHERN BANC COMPANY, INC.

[LETTERHEAD OF THE SOUTHERN BANC COMPANY, INC.]

Dear Fellow Stockholders:

We are happy to report the results of Fiscal Year 2002 for The Southern Banc Company, Inc.

We believe that 2002 was a good year for the Company as our margins returned to more normal levels from the previous twelve months. As rates continued their downward trend our rates on assets declined at a more gradual pace than did those on our deposits. We maintained or increased our market share in all locations and defended our loan portfolio without increasing our credit risk, despite intense competition. In the coming year we will try to continue our success in what is likely to be a fragile economic environment.

As always, we appreciate your continued support of our Company and welcome all comments and questions.

Sincerely,

Gates Little

THE SOUTHERN BANC COMPANY, INC.

The Southern Banc Company, Inc. (the “Company”) was incorporated at the direction of management of The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama (the “Bank”), for the purpose of serving as the holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from mutual to stock form in 1995. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision (“OTS”). At June 30, 2002, the Company had total consolidated assets of $110.0 million, deposits of $81.6 million and stockholders’ equity of $18.3 million, or 16.7% of total assets.

The Bank was organized in 1936 as a federally chartered mutual savings and loan association, at which time it also became a member of the Federal Home Loan Bank (“FHLB”) System and obtained federal deposit insurance. The Bank currently operates through four banking offices located in Gadsden, Albertville, Guntersville and Centre, Alabama. In 1999, the Bank adopted its current corporate title to eliminate any confusion between the Company and the Bank and to increase public awareness of the expanded banking services which the Bank has begun offering.

The Bank’s business strategy has been to operate as a profitable and independent community-oriented financial institution dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by using retail deposits as its sources of funds and maintaining most of its assets in loans secured by owner-occupied one-to-four-family residential real estate properties located in the Bank’s market area, consumer loans, mortgage-backed securities issued by Freddie Mac, the Government National Mortgage Association (“GNMA”) and Fannie Mae, U.S. government and agency securities, interest-earning deposits, and cash and equivalents. The Bank’s business strategy incorporates the following key elements: (1) remaining a community-oriented financial institution while maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) attracting a retail deposit base from the communities served by the Bank’s four banking offices; (3) maintaining asset quality by emphasizing investment in local residential mortgage loans, consumer loans, mortgage-backed securities and other securities issued or guaranteed by the U.S. government or agencies thereof; and (4) maintaining liquidity and capital substantially in excess of regulatory requirements.

As a federally chartered savings institution, the Bank is subject to extensive regulation by the OTS. The lending activities and other investments of the Bank must comply with various federal regulatory requirements, and the OTS periodically examines the Bank for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation (“FDIC”) also has the authority to conduct special examinations. The Bank must file reports with the OTS describing its activities and financial condition and is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System.

MARKET FOR COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

The Company’s Common Stock began trading on the American Stock Exchange in 1995 under the symbol “SRN.” At June 30, 2002, there were 1,006,498 shares of the Common Stock outstanding and approximately 267 stockholders of record. This total does not reflect the number of persons or entities who hold Common Stock in nominee or “street name” through various brokerage firms.

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

The following table sets forth information as to high and low sales prices of the Company’s Common Stock and cash dividends declared per share of Common Stock for the calendar quarters indicated.

	Price Per Share		Dividends
	High	Low	Per Share
Fiscal 2001
First Quarter	$11.500	$8.875	$.0875
Second Quarter	$10.500	$8.688	$.0875
Third Quarter	$10.750	$8.625	$.0875
Fourth Quarter	$10.500	$9.350	$.0875
Fiscal 2002
First Quarter	$10.500	$9.910	$.0875
Second Quarter	$11.250	$9.900	$.0875
Third Quarter	$11.600	$10.850	$.0875
Fourth Quarter	$13.310	$11.150	$.0875

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Year Ended June 30,
	2002	2001	2000	1999	1998
	(In thousands, except per share data)
INCOME STATEMENT DATA
Interest income	$6,299	$6,812	$6,944	$6,990	$7,418
Interest expense	3,566	4,345	4,081	4,100	4,519

Net interest income	2,733	2,467	2,863	2,890	2,899
Provision for loan losses	27	30	17	27	—

Net interest income after provision for loan losses	2,706	2,437	2,846	2,863	2,899
Noninterest income	183	200	118	196	92
Noninterest expense	1,853	1,892	1,962	2,148	2,171

Income before provision for income taxes	1,036	745	1,002	911	820
Provision for income taxes	403	278	356	313	277

Net income	$633	$467	$646	$598	$543

Earnings per share
Basic	$0.69	$0.53	$0.71	$0.59	$0.51

Diluted	$0.69	$0.53	$0.71	$0.57	$0.49

	Year Ended June 30,
	2002	2001	2000	1999	1998
	(In thousands)
BALANCE SHEET DATA
Total assets	$110,002	$97,164	$98,087	$96,875	$105,087
Loans receivable, net	34,515	37,587	39,840	42,109	41,153
Securities:
Available for sale	53,753	35,635	26,402	20,627	21,444
Held to maturity	11,527	17,513	23,886	23,706	34,077
Federal Home Loan Bank stock	1,449	724	724	724	795
Deposits	81,557	79,843	81,437	79,734	85,926
Federal Home Loan Bank advances	9,583	0	0	0	0
Stockholders’ equity	18,344	17,046	16,319	16,645	18,570

	Year Ended June 30,
	2002	2001	2000	1999	1998
KEY OPERATING DATA
Return on average assets	0.58%	0.48%	0.66%	0.61%	0.52%
Return on average equity	3.48	2.74	4.03	3.38	2.96
Average equity to average assets	16.62	17.59	16.33	18.12	17.43
Dividend payout ratio	48.61	66.04	49.30	59.32	68.63
Number of offices	4	4	4	4	4

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The principal business of the Company consists of accepting deposits from the general public through the Bank’s main and branch offices and investing those funds in loans secured by one-to-four- family residential properties and consumer loans located in the Bank’s primary market area. Due to the competition for one-to-four-family mortgage loans and consumer loans in the Bank’s market area, the Bank maintains a substantial portfolio of investment and mortgage-backed securities. The Bank’s mortgage-backed securities are all guaranteed as to principal and interest by GNMA, Freddie Mac or Fannie Mae. The Bank’s securities portfolio consists primarily of mortgage backed securities, government agency securities, including agency notes and U. S. Treasury Notes. See Notes 2 and 3 of Notes to Consolidated Financial Statements. The Bank maintains a substantial amount in interest-bearing deposits in other banks, primarily an interest-bearing account with the FHLB of Atlanta.

The Company’s net income is dependent primarily on the Bank’s net interest income, which is the difference between interest income earned on its loans, mortgage-backed securities and securities portfolio and interest paid on customers’ deposits. The Company’s net income is also affected by the Bank’s level of non-interest income, such as service charges on customers’ deposit accounts, net gains or losses on the sale of securities and other fees. In addition, net income is affected by the level of non-interest expense, primarily consisting of compensation and employee benefit expense, data processing expense, professional service expense, office building and equipment expense, and other expenses.

The operations of the Company and the financial institution industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by demand for and supply of housing and competition among lenders and the level of interest rates in the Bank’s market area. The Bank’s deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the Bank’s market area.

Comparison of Financial Condition at June 30, 2002 and June 30, 2001

Total assets increased approximately $12.8 million, or 13.2%, from $97.2 million at June 30, 2001 to $110.0 million at June 30, 2002. During the year ended June 30, 2002, net loans decreased approximately $3.1 million, or 8.2%, securities available for sale increased approximately $18.1 million, or 50.8%, and securities held to maturity decreased approximately $6.0 million, or 34.2%. The increase in assets was primarily a result of the investment of a $10 million FHLB advance.

Cash and cash equivalents increased approximately $3.2 million, or 72.9%, from $4.4 million at June 30, 2001 to $7.5 million at June 30, 2002. The increase in cash and cash equivalents was primarily attributable to principal repayments on loans.

Accrued interest and dividends receivable decreased approximately $14,500, or 2.4%, from $600,000 at June 30, 2001 to $586,000 at June 30, 2002. This decrease was primarily attributable to a decrease in interest receivable on held to maturity securities. Prepaid expenses and other assets decreased approximately $54,000, or 18.8%, from $284,000 at June 30, 2001 to $231,000 at June 30, 2002.

Total deposits increased approximately $1.7 million, or 2.2%, from $79.8 million at June 30, 2001 to $81.6 million at June 30, 2002. Other liabilities during the fiscal year ended June 30, 2002 increased approximately $242,000, or 87.7%, from $276,000 at June 30, 2001 to $517,000 at June 30, 2002. The increase in other liabilities was primarily attributable to an increase in deferred tax liabilities for taxes on securities available for sale. At June 30, 2002, FHLB advances were approximately $9.6 million.

Total equity increased approximately $1.3 million, or 7.6%, from $17.0 million at June 30, 2001 to $18.3 million at June 30, 2002. This increase was primarily attributable to an increase in retained earnings and additional paid-in capital resulting from current year earnings of $633,000 in addition to the unrealized gain (loss) on securities available for sale of approximately $867,000, offset by the payment of common stock dividends and amortization of unearned compensation.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2002 and 2001

The Company reported net income for the fiscal years ended June 30, 2002 and 2001 of approximately $633,000 and $468,000, respectively. The increase in net income for the fiscal year ended June 30, 2002 was primarily attributable to an increase in the Bank’s net interest margin.

Net Interest Income.    Net interest income increased approximately $265,000, or 10.7%, from $2.5 million at June 30, 2001 to $2.7 million at June 30, 2002. This increase was primarily attributable to deposits repricing faster than loans in a decreasing interest rate environment. Total interest income decreased approximately $513,000, or 7.5%, for the fiscal year ended June 30, 2002. The decline in interest income from loans was due to prepayments and the rapid decrease on yields available for reinvestment. This decline was partially offset by the interest earned on the investment of FHLB advances in investment securities. Total interest expense decreased approximately $778,000, or 17.9%, for the fiscal year ended June 30, 2002 compared with the fiscal year ended June 30, 2001.

Provision for Loan Losses.    During the fiscal year ended June 30, 2002, the provision for loan losses decreased approximately $3,000, or 10.0%, from $30,000 at June 30, 2001 to $27,000 at June 30, 2002. The allowance for loan losses is based on management’s evaluation of possible loan losses inherent in the Bank’s loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

Non-Interest Income.    Non-interest income decreased approximately $17,000, or 8.5%, for the fiscal year ended June 30, 2002, from $200,000 for the year ended June 30, 2001 to $183,000. This decrease was primarily attributable to decreases in customer service fees and other miscellaneous income, offset by a gain on the sale of securities available for sale.

Non-Interest Expense.    Non-interest expense decreased approximately $40,000, or 2.1%, for the fiscal year ended June 30, 2002. This decrease was primarily attributable to a decrease in salaries and employee benefits of approximately $86,000, or 7.6%, a decrease in office building and equipment expense of approximately $1,400, or 1.6% and a decrease in other operating expenses of approximately $20,000, or 5.0%, offset by an increase in data processing expense of approximately $11,000, or 6.2%, and an increase in professional service expenses of approximately $57,000, or 53.6%, for the fiscal year ended June 30, 2002.

Provision for Income Taxes.    During the fiscal year ended June 30, 2002, the provision for income tax expense increased approximately $125,000, or 45.0%. This increase was primarily attributable to an increase in pre-tax earnings resulting from an increase in net interest margin. Income tax expense was approximately $278,000 for the year ended June 30, 2001 compared to approximately $403,000 for the year ended June 30, 2002 resulting in effective tax rates of 37% and 39%, respectively. The statutory federal tax rate in both years was 34%.

Asset/Liability Management

Net interest income, the primary component of the Company’s net income, is determined by the difference or “spread” between the yields earned on the Bank’s interest-earning assets and the rates paid on its interest-bearing liabilities and the relative amounts of such assets and liabilities. Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity on both the interest-earning assets and interest-bearing liabilities. The matching of the Bank’s assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution’s net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank’s assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank’s net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank’s assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank’s net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank’s policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing the following strategies: (i) the Bank has historically maintained substantial liquidity and capital levels to sustain unfavorable movements in market interest rates; and (ii) in order to minimize the adverse effect of interest rate risk on future operations, the Bank purchases adjustable- and fixed-rate securities with maturities of primarily five to ten years and originates limited amounts of shorter term consumer loans.

The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value (“NPV”) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank’s NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. The Bank’s Board of Directors has adopted an interest rate risk policy which establishes maximum increases and decreases in the Bank’s estimated NPV of 25%, 50% and 77% and 25%, 35% and 50% in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. At June 30, 2002, based on the most recent information provided by the OTS, it was estimated that the Bank’s NPV would decrease 11%, 22% and 34% and increase 6% in the event of 1%, 2% and 3% increases and a 1% decrease in market interest rates, respectively. These calculations indicate that the Bank’s net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Bank’s net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank’s interest-bearing liabilities would be expected to mature or reprice more quickly than the Bank’s interest-earning assets.

While management cannot predict future interest rates or their effects on the Bank’s NPV or net interest income, management does not expect current interest rates to have a material adverse effect on the Bank’s NPV or net interest income in the future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. Finally, virtually all of the adjustable rate loans in the Bank’s portfolio contain conditions which restrict the periodic change in interest rate.

The Bank’s Board of Directors is responsible for reviewing the Bank’s asset and liability policies. On at least a quarterly basis, the Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Bank’s management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank’s asset and liability goals and strategies. Management expects that the Bank’s asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry continue as they have in recent years.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company’s average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods indicated.

The table also presents information for the periods indicated and at June 30, 2002 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or “interest rate spread,” which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution’s net interest income is its “net yield on interest-earning assets,” which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Years Ended June 30,
	2002			2001
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$34,362	$2,581	7.51%	$37,082	$2,935	7.91%
Securities	65,117	3,625	5.57	51,979	3,591	6.91
Other interest-earning assets	6,052	93	1.54	5,708	285	4.99

Total interest-earning assets	105,531	6,299	5.97	94,769	6,811	7.19
Non-interest-earning assets	4,008			2,311

Total assets	$109,539			$97,080

Interest-bearing liabilities:
Deposits	$80,940	3,356	4.15	$79,322	4,344	5.48
FHLB advances	9,582	210	2.19	0	0	0

Total interest-bearing liabilities	90,522	3,566	3.94	79,322	4,344	5.48

Non-interest-bearing liabilities	810			678

Total liabilities	91,332			80,000
Equity	18,207			17,080

Total liabilities and equity	$109,539			$97,080

Net interest income		$2,733			$2,467

Interest rate spread			2.03%			1.71%

Net interest margin			2.59%			2.60%

Ratio of average interest-earning assets to average interest-bearing liabilities			116.58%			119.47%

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

	Year Ended June 30,
	2002 vs. 2001
	Increase (Decrease) Due to
	Rate	Volume	Total
	(In thousands)
Interest income
Loans	$(140)	$(214)	$(354)
Securities	(875)	908	33
Other interest-earning assets	(274)	81	(193)

Total interest-earning assets	(1,289)	775	(514)

Interest expense
Deposits	(1,078)	89	(989)
Interest on FHLB Advances	0	210	210

Total interest-bearing liabilities	(1078)	299	(779)

Change in net interest income	$(211)	$476	$265

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

The Bank’s primary sources of funds are deposits, payment of loans and mortgage-backed securities, maturities of investment securities and other investments. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank invests in short-term interest-earning assets which provide liquidity to meet lending requirements.

The Bank continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 2002, the Bank had approximately $7.5 million in cash on hand and interest-bearing deposits in other banks, which represented 6.8% of total assets. The Bank’s average liquidity ratio well exceeded the required minimum at and during the fiscal year ended June 30, 2002. At June 30, 2002, the Bank’s level of liquid assets, as measured for regulatory compliance purposes, was $16.4 million, or 14.9% of total assets of the Bank.

At June 30, 2002, the Bank had $17.0 million of total equity, or 15.4% of total assets. The Bank continued to exceed its regulatory capital requirement ratios at June 30, 2002. Tangible capital and core capital were each $16.1 million, which represented 14.8% of adjusted total assets, and risk-based capital was $16.3 million, which represented 54.2% of total risk-weighted assets at June 30, 2002. Such amounts exceeded the respective minimum required ratios of 1.5%, 4.0% and 8.0% by 13.3%, 10.8% and 46.2%, respectively. At June 30, 2002, the Bank continued to meet the definition of a “well-capitalized” institution, the highest of the five categories under the prompt corrective action standards adopted by the OTS. See Note 11 of Notes to Consolidated Financial Statements.

Significant Accounting Policies and Recent Accounting Pronouncements

The accounting principles followed by the Company and the methods of applying principles conform with accounting principles generally accepted in the United States and with general practices followed by the banking industry. Significant account policies relate to securities, loans, allowance for loan losses, and intangibles. These policies, which significantly affect the determination of financial position, results of operations, and cash flows are summarized in Note 1, Organization and Summary of Significant Account Policies, in the Notes to Consolidated Financial Statements, included elsewhere in this report.

See Note 1 of Notes to Consolidated Financial Statements regarding Recent Accounting Pronouncements.

Forward-Looking Statements

Management’s discussion and analysis includes certain forward-looking statements addressing, among other things, the Company’s prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as “anticipates,” “believes,” “expects,” “intends,” and similar phrases. Management’s expectations for the Company’s future involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates, and changes in the general economy; and changes in the Bank’s strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

Changes in Certifying Accountant

Effective July 23, 2002, the Company dismissed its independent accountants, Arthur Andersen LLP (“Andersen”), and appointed KPMG LLP (“KPMG”) as its new independent accountants. This determination followed the Company’s decision to seek proposals from independent accountants to audit the Company’s financial statements for the fiscal year ended June 30, 2002. The decision to dismiss Andersen and to retain KPMG was approved by the Company’s Board of Directors upon the recommendation of its Audit Committee. Andersen’s report on the Company’s 2001 financial statements was issued in August 2001, in conjunction with the filing of the Company’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001.

During the Company’s two most recent fiscal years ended June 30, 2001, and the subsequent interim period through July 23, 2002, there were no disagreements between the Company and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Andersen’s satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its reports.

The audit reports of Andersen on the consolidated financial statements of the Company and subsidiaries as of and for the fiscal years ended June 30, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years ended June 30, 2001, and the subsequent interim period through July 23, 2002, the Company did not consult with KPMG regarding any of the matters or events set forth in Item 304(a) (2)(i) and (ii) of Regulation S-B.

The Company requested Andersen to furnish a letter addressed to the Board of Directors of the Company stating whether Andersen agrees with the above statements. The Company was informed that Andersen was no longer providing such letters.

Independent Auditors’ Report

The Board of Directors
The Southern Banc Company, Inc.:

We have audited the accompanying consolidated statement of financial condition of The Southern Banc Company, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of The Southern Banc Company, Inc. and subsidiaries as of June 30, 2001 were audited by other auditors who have ceased operations, whose report thereon dated August 3, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and subsidiaries as of June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

Birmingham, Alabama
August 2, 2002

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Financial Condition

June 30, 2002 and 2001

Assets	2002	2001
Cash and cash equivalents:
Cash on hand and in other banks	$2,533,710	1,765,639
Interest-bearing deposits in other banks	4,995,659	2,588,920

Total cash and cash equivalents	7,529,369	4,354,559
Securities available for sale, at fair value	53,753,006	35,635,137
Securities held to maturity (fair value of $12,178,417 and $17,650,612, respectively)	11,527,430	17,513,159
Federal Home Loan Bank stock	1,448,800	724,400
Loans receivable, net	34,514,563	37,586,788
Accrued interest and dividends receivable	585,550	600,039
Premises and equipment, net	530,022	465,984
Prepaid expenses and other assets	112,954	284,406

Total assets	$110,001,694	97,164,472

Liabilities and Stockholders’ Equity
Deposits	$81,557,160	79,842,784
Federal Home Loan Bank advances	9,583,333	—
Other liabilities	517,298	275,670

Total liabilities	91,657,791	80,118,454

Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.01 per share. Authorized 500,000 shares; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share. Authorized 3,500,000 shares; issued 1,454,750 shares in 2002 and 2001	14,548	14,548
Additional paid-in capital	13,761,758	13,750,679
Retained earnings	10,497,569	10,186,386
Unearned compensation	(245,469)	(354,531)
Shares held in trust, at cost, 65,738 shares in 2002 and 2001	(852,141)	(852,141)
Treasury stock, at cost, 448,252 shares in 2002 and 2001	(5,642,391)	(5,642,391)
Accumulated other comprehensive income (loss)	810,029	(56,532)

Total stockholders’ equity	18,343,903	17,046,018

Total liabilities and stockholders’ equity	$110,001,694	97,164,472

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Income

Years ended June 30, 2002 and 2001

	2002	2001
Interest income:
Interest and fees on loans	$2,580,604	2,935,114
Interest and dividends on securities available for sale	2,602,757	2,109,268
Interest and dividends on securities held to maturity	1,022,195	1,482,182
Other interest income	93,267	285,426

Total interest income	6,298,823	6,811,990
Interest expense:
Interest on deposits	3,356,408	4,344,516
Interest on borrowed funds	209,747	—

Total interest expense	3,566,155	4,344,516

Net interest income before provision for loan losses	2,732,668	2,467,474
Provision for loan losses	27,000	30,000

Net interest income after provision for loan losses	2,705,668	2,437,474

Noninterest income:
Customer service fees	139,788	126,001
Gain on sale of available for sale securities	41,517	33,023
Other income	1,782	41,016

Total noninterest income	183,087	200,040

Noninterest expense:
Salaries and employee benefits	1,048,936	1,134,997
Data processing expense	186,982	176,001
Professional service expense	164,163	106,871
Office building and equipment expense	83,913	85,296
Other expense	369,096	388,613

Total noninterest expense	1,853,090	1,891,778

Income before provision for income taxes	1,035,665	745,736
Provision for income taxes	402,723	278,195

Net income	$632,942	467,541

Earnings per share:
Basic	$0.69	0.53
Diluted	0.69	0.53
Average shares outstanding—basic	911,123	883,056
Average shares outstanding—diluted	913,011	888,855

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Stockholders’ Equity

Years ended June 30, 2002 and 2001

	Common stock	Additional paid-in capital	Retained earnings	Unearned compensation	Shares held in trust	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance, June 30, 2000	$14,548	13,744,707	10,034,813	(535,417)	(846,197)	(5,624,141)	(469,016)	16,319,297
Net income	—	—	467,541	—	—	—	—	467,541
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	—	—	412,484	412,484

Comprehensive income								880,025
Purchase of treasury stock, at cost	—	—	—	—	—	(18,250)	—	(18,250)
Amortization of unearned compensation	—	5,972	—	181,891	—	—	—	187,863
Forfeitures of Management Recognition Plan shares	—	—	—	5,944	(5,944)	—	—	—
Dividends paid ($0.35 per share)	—	—	(315,968)	(6,949)	—	—	—	(322,917)

Balance, June 30, 2001	14,548	13,750,679	10,186,386	(354,531)	(852,141)	(5,642,391)	(56,532)	17,046,018
Net income	—	—	632,942	—	—	—	—	632,942
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	—	—	866,561	866,561

Comprehensive income								1,499,503
Amortization of unearned compensation	—	11,079	—	109,062	—	—	—	120,141
Dividends paid ($0.35 per share)	—	—	(321,759)	—	—	—	—	(321,759)

Balance, June 30, 2002	$14,548	13,761,758	10,497,569	(245,469)	(852,141)	(5,642,391)	810,029	18,343,903

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Cash Flows

Years ended June 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:
Net income	$632,942	467,541
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	49,151	44,865
Accretion, net	(13,698)	(62,282)
Amortization of intangible asset	21,309	24,247
Amortization of unearned compensation	120,141	187,863
Provision for loan losses	27,000	30,000
Deferred income tax benefit	(9,582)	(40,651)
Gain on sale of available for sale securities	(41,517)	(33,023)
Change in assets and liabilities:
Decrease in accrued interest and dividends receivable	14,489	76,908
Decrease in prepaid expenses and other assets	150,143	29,855
Decrease in other liabilities	(71,596)	(235,821)

Net cash provided by operating activities	878,782	489,502

Cash flows from investing activities:
Purchase of securities available for sale	(38,307,337)	(34,886,541)
Proceeds from maturities and principal payments on securities available for sale	14,667,989	23,096,687
Proceeds from sales of securities available for sale	6,751,969	3,256,993
Purchases of securities held to maturity	—	(300,000)
Proceeds from maturities and principal payments on securities held to maturity	5,999,821	6,694,210
Purchase of Federal Home Loan Bank stock	(724,400)	—
Loan repayments, net of originations	3,045,225	2,223,473
Capital expenditures, net	(113,189)	(38,286)

Net cash (used in) provided by investing activities	(8,679,922)	46,536

Cash flows from financing activities:
Purchase of treasury stock	—	(18,250)
Federal Home Loan Bank advances	9,583,333	—
Cash dividends paid	(321,759)	(315,968)
Increase (decrease) in deposits, net	1,714,376	(1,593,707)

Net cash provided by (used in) financing activities	10,975,950	(1,927,925)

Net increase (decrease) in cash and cash equivalents	3,174,810	(1,391,887)
Cash and cash equivalents, beginning of year	4,354,559	5,746,446

Cash and cash equivalents, end of year	$7,529,369	4,354,559

Supplemental cash flow information:
Cash paid during the period for:
Income taxes, net of refund received	$291,000	285,000
Interest	3,536,181	4,346,937

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

(1)    Organization and Summary of Significant Accounting Policies

(a)	Organization, Nature of Operations, and Principles of Consolidation

The Southern Banc Company, Inc. (the Company) was incorporated in the State of Delaware in May 1995, for the purpose of becoming a holding company to own all of the outstanding capital stock of The Southern Bank Company (the Bank), formerly First Federal Savings and Loan Association of Gadsden, upon the Bank’s conversion from a federally chartered mutual savings association to a federally chartered stock savings association (the Conversion). The accompanying consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries, the Bank and First Service Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank is primarily engaged in the business of obtaining funds in the form of various savings deposit products and investing those funds in mortgage loans or single family real estate and, to a lesser extent, in consumer loans. The Bank operates from its four offices in the northeast portion of Alabama and originates the majority of its loans in this market area.

(b)	Use of Estimates

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the thrift industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and income and expense for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant changes in the near term is the determination of the allowance for loan losses. A substantial portion of the Company’s loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in economic conditions in the Company’s primary market area.

(c)	Securities

Securities have been classified as either available for sale or held to maturity based on management’s intentions at the time of purchase. Securities classified as available for sale are carried at fair value. The unrealized difference between amortized cost and fair value on securities available for sale is excluded from earnings and is reported, net of deferred taxes, as a separate component of stockholders’ equity. The available for sale classification includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, liquidity needs, or for other purposes.

Securities designated as held to maturity are carried at amortized cost, as the Company has both the ability and the positive intent to hold these securities to maturity.

Federal Home Loan Bank stock is carried at cost, as there is no readily available market for this stock.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

Amortization of premiums and accretion of discounts on mortgage-backed securities and other investments are computed using the level yield method and the straight-line method, which is not materially different from the level yield method, respectively. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

(d)	Loans and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, discounts on loans, unearned interest income, and net deferred loan fees/costs. Unearned interest income on consumer loans is amortized to income by use of a method which approximates level yield over the lives of the related loans.

The allowance for loan losses is established through a provision charged to earnings when losses are estimated to have occurred. Loan losses are charged against the allowance when the loss is recognized. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level which management considers adequate to absorb losses inherent in the loan portfolio at each reporting date. To serve as a basis for establishing the allowance each quarter, the Bank maintains an extensive credit risk monitoring process that considers several factors including: current economic conditions affecting the Bank’s customers, the payment performance of individual large loans and pools of homogeneous small loans, distribution of loans by risk class, portfolio seasoning, changes in collateral values, and detailed reviews of specific large loan relationships. Though management believes the allowance for loan losses is adequate, ultimate losses may vary from estimates; however, estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans) are measured based on the present value of expected future cash flows discounted at each loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance. The Company had no loans designated as impaired at either June 30, 2002 or 2001.

The Company ceases accrual of interest on a loan when payment on the loan is in excess of 90 days past due. Income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has been reestablished, in which case the loan is returned to accrual status.

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Included in the lower of cost or fair value analysis are the loans in the mortgage pipeline which are expected to close and the related forward delivery commitments used to hedge interest rate locks. There were no loans held for sale at June 30, 2002 and 2001.

As a part of normal mortgage originations, the Company makes commitments to originate loans at a specific interest rate (“interest rate locks”). The Company also enters into forward sale commitments,

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

which are sales of mortgage loans to third parties at a specified price. As of June 30, 2002 and 2001, the Company had no interest rate locks or forward sales commitments outstanding.

(e)	Loan Origination Fees and Related Costs and Discounts

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

(f)	Premises and Equipment

Land is reported at cost. Building, furniture and equipment, and automobiles are stated at cost, less accumulated depreciation. Leasehold improvements are amortized using the straight–line method over the shorter of the estimated lives or the applicable lease periods. Depreciation methods and estimated service lives are as follows:

Building and improvements	10-40 years	Accelerated/Straight-line
Leasehold improvements	10 years	Straight-line
Furniture and equipment	5-20 years	Accelerated/Straight-line
Automobile	3 years	Straight-line

(g)	Core Deposit Premium

At June 30, 2002 and 2001, core deposit premiums were $30,534 and $51,843, respectively, net of accumulated amortization of $313,807 and $292,498, respectively. Core deposit premiums are being amortized over a period of ten years using an accelerated method. Amortization of core deposit premiums was $21,309 and $24,247 in fiscal years 2002 and 2001, respectively.

(h)	Statements of Cash Flows

The Company considers cash on hand and in other banks and interest–bearing deposits in other banks to be cash and cash equivalents.

(i)	Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board (APB) Opinion No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. This Statement eliminates the pooling of interests method for accounting for business combinations and requires intangible assets that meet certain criteria to be reported separately from goodwill. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The Company adopted this Statement effective July 1, 2001. The adoption of this Statement did not have a material impact on the Company’s financial position or results of operations.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. This Statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. This Statement also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and also be reviewed for impairment. Impairment losses resulting from the initial application of this statement are to be reported as a change in accounting principle. The Company adopted this Statement effective July 1, 2002. The adoption of this Statement did not have a material impact on the Company’s financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This Statement also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The effects of this statement did not have a material impact on the Company’s financial position or results of operations upon adoption on July 1, 2002.

In May 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishments of Debt, and amends SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also amends SFAS No. 113, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement are effective May 15, 2002. The effects of this statement did not have a material impact on the Company’s consolidated financial position or results of operations.

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discounted operation, plant closing, or other exit or disposal activity. This Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The effects of this Statement are not expected to have a material impact on the Company’s consolidated financial position or results of operations.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

(j)	Prior Year Classification

Certain prior year amounts have been reclassified to conform to the current year presentation. These classifications have no effect on previously reported total equity or net income during the periods involved.

(2)    Securities Available For Sale

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as available for sale are summarized as follows:

	June 30, 2002
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Treasury securities	$1,498,320	29,180	—	1,527,500
U.S. Government agency securities	7,950,587	190,378	(7,123)	8,133,842
Mortgage-backed securities	43,206,546	884,438	(16,036)	44,074,948
Other	16,716	—	—	16,716

	$52,672,169	1,103,996	(23,159)	53,753,006

	June 30, 2001
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Treasury securities	$1,001,227	23,265	—	1,024,492
U.S. Government agency securities	15,082,744	89,262	(80,937)	15,091,069
Mortgage-backed securities	19,641,881	76,233	(215,254)	19,502,860
Other	16,716	—	—	16,716

	$35,742,568	188,760	(296,191)	35,635,137

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

The amortized cost and estimated fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2002
	Amortized cost	Fair value
Due in one year or less	$1,000,000	1,017,810
Due after one year through five years	4,673,600	4,764,039
Due after five years through ten years	2,957,023	3,008,097
Due after ten years	818,284	871,396

	9,448,907	9,661,342
Mortgage-backed securities	43,206,546	44,074,948
Other	16,716	16,716

	$52,672,169	53,753,006

Proceeds from sales of available for sale securities were $6,751,969 and $3,256,993 in 2002 and 2001, respectively. Gross gains of $42,803 and $33,023 and gross losses of $1,286 and $0 were realized on these sales in 2002 and 2001, respectively.

A security designated as available for sale with a carrying value (fair value) of $1,328,967 has been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,325,000 at June 30, 2002.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

(3)    Securities Held to Maturity

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as held to maturity are summarized as follows:

	June 30, 2002
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$1,832,751	78,278	—	1,911,029
Mortgage-backed securities	9,694,679	572,710	(1)	10,267,388

	$11,527,430	650,988	(1)	12,178,417

	June 30, 2001
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$2,848,198	10,224	(9,285)	2,849,137
Mortgage-backed securities	14,664,961	200,934	(64,420)	14,801,475

	$17,513,159	211,158	(73,705)	17,650,612

The amortized cost and estimated fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2002
	Amortized cost	Fair value
Due in one year or less	$—	—
Due after one year through five years	815,847	853,642
Due after five years through ten years	248,635	259,170
Due after ten years	768,269	798,217

	1,832,751	1,911,029
Mortgage-backed securities	9,694,679	10,267,388

	$11,527,430	12,178,417

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

(4)    Loans Receivable, Net

Loans receivable are summarized as follows:

	June 30
	2002	2001
Mortgage loans:
Secured by one-to-four family residential properties	$27,888,220	30,743,366
Secured by nonresidential properties	140,000	81,336
Consumer loans	5,581,876	5,999,503
Savings account loans	1,023,632	820,022
Commercial loans	186,540	139,034

	34,820,268	37,783,261
Less:
Unearned interest income	287,875	324,873
Deferred loan costs, net	(115,403)	(251,676)
Allowance for loan losses	133,233	123,276

Loans receivable, net	$34,514,563	37,586,788

Loans secured by one-to-four family residential properties include second mortgage loans on properties for which the Bank holds the first mortgage. The proceeds on these second mortgage loans were used for improvements and consumer purposes.

As a savings and loan institution, the Bank has a credit concentration in residential real estate mortgage loans. Substantially all of the Bank’s customers are located in its trade area of Etowah, Marshall, and Cherokee Counties in Alabama. Although the Bank has generally conservative underwriting standards, including a collateral policy of low loan to collateral values, the ability of its borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

In the normal course of business, loans are made to officers, directors, and employees of the Company and the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 2002 and 2001, $386,071 and $287,111, respectively, of these loans were outstanding. The change from June 30, 2001 to June 30, 2002 reflects payments amounting to $88,707 and advances of $187,667 made during the year.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

An analysis of the Company’s allowance for loan losses is as follows:

	Years ended June 30
	2002	2001
Balance, beginning of year	$123,276	114,836
Provision for loan losses	27,000	30,000
Charge-offs	(17,043)	(21,560)

Balance, end of year	$133,233	123,276

At June 30, 2002 and 2001, nonaccrual loans totaled $48,866 and $148,065, respectively. Neither cash income recognized nor interest income foregone on nonaccrual loans was not significant for fiscal years 2002 and 2001, respectively.

(5)    Accrued Interest and Dividends Receivable

Accrued interest and dividends receivable is summarized as follows:

	June 30
	2002	2001
Securities available for sale	$346,067	317,790
Securities held to maturity	68,332	103,956
Loans receivable, net	152,188	162,590
Federal Home Loan Bank stock	18,963	12,191
Interest-bearing deposits in other banks	—	3,512

	$585,550	600,039

(6)    Premises and Equipment, Net

Premises and equipment are summarized as follows:

	June 30
	2002	2001
Land	$340,486	320,085
Building and improvements	421,030	349,743
Leasehold improvements	44,161	63,956
Furniture, fixtures, and equipment	645,976	604,680

	1,451,653	1,338,464
Less accumulated depreciation and leasehold amortization	(921,631)	(872,480)

	$530,022	465,984

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

Depreciation and leasehold amortization expense charged to office building and equipment expense in 2002 and 2001 totaled approximately $49,151 and $44,865, respectively.

(7)    Deposits

Deposits are summarized as follows:

	June 30, 2002		June 30, 2001
	Amount	Percent	Amount	Percent
Demand, NOW, and money market accounts, including non-interest bearing deposits of $229,158 and $315,439 at June 30, 2002 and 2001, respectively	$8,489,529	10.41%	7,029,504	8.81%
Passbook savings	7,954,452	9.75%	4,664,926	5.84%

	16,443,981	20.16%	11,694,430	14.65%
Certificates of deposit:
0.01 – 2.00% interest rate	1,812,832	2.22%	—	—
2.00 – 4.00% interest rate	40,311,785	49.43%	5,845,376	7.32%
4.01 – 6.00% interest rate	13,862,214	17.00%	28,443,148	35.62%
6.01 – 8.00% interest rate	9,126,348	11.19%	33,859,830	42.41%

	65,113,179	79.84%	68,148,354	85.35%

	$81,557,160	100.00%	79,842,784	100.00%

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $13,202,887 and $11,304,665 at June 30, 2002 and 2001, respectively.

At June 30, 2002, the scheduled maturities of time deposits are as follows:

2003	$44,968,473
2004	15,830,810
2005	2,304,367
2006	1,415,631
2007	545,356
Thereafter	48,542

Total	$65,113,179

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

Interest expense on deposits consisted of the following:

	Years ended June 30
	2002	2001
Passbook savings	$147,796	173,426
NOW and money market accounts	144,040	164,551
Certificates of deposit	3,064,572	4,006,539

	$3,356,408	4,344,516

(8)    Income Taxes

The provision (benefit) for income taxes for the periods indicated is summarized as follows:

	Years ended June 30
	2002	2001
Current provision:
Federal	$367,646	283,773
State	44,659	35,073

	412,305	318,846
Deferred benefit	(9,582)	(40,651)

	$402,723	278,195

The differences between the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

	Years ended June 30
	2002	2001
Pretax income at statutory rates	$351,266	253,550
Add:
State income tax, net of federal tax benefit	42,474	20,242
Other, net	8,983	4,403

	$402,723	278,195

	39%	37%

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

The components of the net deferred tax asset or liability at June 30, 2002 and 2001 were as follows:

	June 30
	2002	2001
Amortization of intangibles	$79,119	79,236
Bad debt reserve, net	65,822	37,463
Reserves for employee benefit plans	93,816	93,105
Depreciation	—	15,918
Unrealized net loss on securities available for sale	—	50,899
Gain on securities	46,005	34,691
Other	2,389	3,807

Deferred tax asset	287,151	315,119

Depreciation	(16,240)	—
Federal Home Loan Bank stock dividend	(59,368)	(58,919)
Accretion of discount on securities	(239,206)	(197,822)
Deferred loan fees and costs, net	(88,362)	(103,627)
Other	—	(29,459)
Unrealized net gain on securities available for sale	(301,055)	—

Deferred tax liability	(704,231)	(389,827)

Net deferred tax liability	$(417,080)	(74,708)

The portion of a thrift’s tax bad debt allowance that was not recaptured under the provisions of the Small Business Job Protection Act of 1996 is only subject to recapture at a later date under certain circumstances. These circumstances include stock repurchases and redemptions by the thrift or conversion of the thrift to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its pre-1988 tax bad debt allowance of approximately $2.8 million.

(9)    Federal Home Loan Bank Advances

Federal Home Loan Bank advances at June 30, 2002 consisted of the following:

2.96% note payable, due March 19, 2003	$1,000,000
4.03% note payable, due March 19, 2004	1,000,000
5.22% note payable, due March 20, 2006	2,000,000
4.08% note payable, due October 17, 2007	2,116,058
4.16% note payable, due October 17, 2007	2,467,275
5.72% note payable, due March 19, 2008	1,000,000

$9,583,333

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

The Bank has remaining available credit of approximately $17,900,000 at the Federal Home Loan Bank of Atlanta, Georgia. The Federal Home Loan Bank notes are payable to the Federal Home Loan Bank of Atlanta and are secured by the Federal Home Loan Bank stock owned by the Bank with a carrying value of $1,448,800 as well as a pledge of all the real estate loans owned by the Bank secured by first liens on one- to four unit single family dwellings. The total carrying value of qualified mortgages owned by the Bank at June 30, 2002 was approximately $26,520,000. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity.

Scheduled principal payments required for Federal Home Loan Bank advances are as follows:

2003	$1,000,000
2004	1,000,000
2005	—
2006	2,000,000
Thereafter	5,583,333

$9,583,333

(10)    Commitments and Contingencies

(a)	Leases

The Company has operating lease agreements for its branch offices. Rental expense under these leases aggregated $7,843 and $14,312 for fiscal years 2002 and 2001, respectively. The aggregate annual minimum rental commitments under the terms of all noncancelable leases at June 30, 2002 are as follows:

Amount
Fiscal year:
2003	$7,200
2004	7,200
2005	600
2006	—
2007	—

$15,000

(b)	Off-Balance-Sheet Items

The Company’s policies as to collateral and assumption of credit risk for off-balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the off-balance sheet exposures the Bank has are its commitments to fund unused lines of credit. At June 30, 2002, the Company had no outstanding commitments to originate residential real estate loans. Additionally, at June 30, 2002, the Bank had provided approximately $856,637 in unused lines of credit.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

(c)	Litigation

The Company is a party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

(d)	Stock Conversion

On October 5, 1995, the Conversion of the Bank from a Federally-chartered mutual institution to a Federally-chartered stock savings association through amendment of its charter and issuance of common stock to the Company was completed. Related thereto, the Company sold 1,454,750 shares of common stock, par value $0.01 per share, at an initial price of $10 per share in subscription and community offerings. Costs associated with the Conversion were approximately $880,000, including underwriting fees. These conversion costs were deducted from the gross proceeds of the sale of the common stock. In connection with the Offering, the Bank established a liquidation account in an amount equal to its regulatory capital as of the latest practicable date prior to consummation of the Offering.

(11)    Stockholders’ Equity

(a)	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table which follows) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2002 and 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2002 and 2001, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the tables which follow.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

Actual capital amounts and ratios are presented in the table below for the Company and the Bank:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
June 30,2002:
Total capital (to risk weighted assets):
Consolidated	$17,637	58.8%	$2,399	8.0%	$	N/A	N/A
Southern Bank Company	16,264	54.2%	2,399	8.0%		2,998	10.0%
Tier 1 (core) capital (to risk weighted assets):
Consolidated	17,503	58.4%	1,199	4.0%		N/A	N/A
Southern Bank Company	16,131	53.8%	1,199	4.0%		1,799	6.0%
Tier 1 (core) capital (to adjusted total assets):
Consolidated	17,503	16.0%	4,372	4.0%		N/A	N/A
Southern Bank Company	16,131	14.8%	4,372	4.0%		5,465	5.0%
Tangible capital (to adjusted total assets):
Consolidated	17,503	16.0%	1,639	1.5%		N/A	N/A
Southern Bank Company	16,131	14.8%	1,639	1.5%		N/A	N/A
June 30, 2001:
Total capital (to risk weighted assets):
Consolidated	$17,174	57.6%	$2,386	8.0%	$	N/A	N/A
Southern Bank Company	15,477	51.9%	2,386	8.0%		2,982	10.0%
Tier 1 (core) capital (to risk weighted assets):
Consolidated	17,051	57.2%	1,193	4.0%		N/A	N/A
Southern Bank Company	15,354	51.5%	1,193	4.0%		1,789	6.0%
Tier 1 (core) capital (to adjusted total assets):
Consolidated	17,051	17.6%	3,891	4.0%		N/A	N/A
Southern Bank Company	15,354	15.8%	3,891	4.0%		4,864	5.0%
Tangible capital (to adjusted total assets):
Consolidated	17,051	17.5%	1,459	1.5%		N/A	N/A
Southern Bank Company	15,354	15.8%	1,459	1.5%		N/A	N/A

Pursuant to regulations, an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution and has not been advised by the Office of Thrift Supervision (OTS) that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its “surplus capital ratio” (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period. Any additional capital distributions require prior regulatory approval.

The Company’s principal source of funds for dividend payments is dividends from the Bank. Certain restrictions exist regarding the ability of the Bank to pay dividends to the Company. At July 1, 2001, dividend payments by the Bank were subject to regulatory approval. The Company’s ability to pay dividends will be largely dependent upon dividends to the Company from the Bank. Pursuant to the OTS regulations, the Bank will not be permitted to pay dividends on its capital stock or repurchase

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

shares of its stock if its stockholders’ equity would be reduced below the amount required for the liquidation account or if stockholders’ equity would be reduced below the amount required by the OTS.

(b)	Comprehensive Income

Comprehensive income is the change in equity during a period from transaction and other events and circumstances from non-owner sources. For the Company, comprehensive income includes changes in unrealized gains and losses on securities available-for-sale and net income.

In the determination of comprehensive income, certain reclassification adjustments are made to avoid double-counting items that are displayed as part of the net income and accumulated other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the two years ended June 30:

	2002
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the year	$1,245,140	(337,062)	908,078
Less reclassification for adjustments for gains included in net earnings	(56,872)	15,355	(41,517)

Net change in unrealized gain on securities	$1,188,268	(321,707)	866,561

	2001
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the year	$675,011	(229,504)	445,507
Less reclassification for adjustments for gains included in net earnings	(48,041)	15,018	(33,023)

Net change in unrealized gain on securities	$626,970	(214,486)	412,484

(12)    Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended June 30, 2002 and 2001. Common stock outstanding consists of issued shares less treasury stock, unallocated Employee Stock Ownership Plan (ESOP) shares (see note 13), and shares held in trust. Diluted earnings per share for the years ended June 30, 2002 and 2001 was computed by dividing net income by the weighted average number of shares of common stock

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

outstanding and the dilutive effects of the shares awarded under the Management Recognition Plan (MRP) and the Stock Option Plan, based on the treasury stock method, using an average fair market value of the stock during the respective periods.

The following table represents the earnings per share calculations for the years ended June 30, 2002 and 2001:

	Income	Shares	Per share amount
2002:
Basic earnings per share	$632,942	911,123	$0.69
Dilutive securities:
Incentive stock option plan shares	—	1,888

Dilutive earnings per share	$632,942	913,011	0.69

2001:
Basic earnings per share	$$467,541	883,056	0.53
Dilutive securities:
Management recognition plan shares	—	5,799

Dilutive earnings per share	$467,541	888,855	0.53

Options to purchase 111,777 shares of common stock at $11.6875 per share were outstanding during all four quarters of 2002 and 2001 and were included in the computation of diluted EPS because the options’ exercise price was less than the average market price of the common shares. Options to purchase 11,800 shares of common stock at $14.5625 per share were outstanding during all four quarters of 2002 and 2001. These options were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

(13)    Employee Retirement and Savings Plans

(a)	Employee Stock Ownership Plan

In connection with the Conversion, the Bank established an ESOP for eligible employees. The ESOP purchased 116,380 shares of the Company’s common stock with the proceeds of a $1,163,800 note payable to the Bank and secured by the common stock owned by the ESOP. The note due from the ESOP has been reflected as a separate component of stockholders’ equity as unearned compensation. Principal payments under the note are due in equal and annual installments through December 2005; interest is payable annually at a variable rate which is adjusted each January 1.

Expense related to the ESOP was approximately $94,000 and $82,000 for 2002 and 2001. Unearned compensation related to the ESOP was $245,469 and $354,531 at June 30, 2002 and 2001, respectively, and is shown as a reduction of stockholders’ equity in the accompanying consolidated statements of financial condition.

The difference between the fair value of shares committed to be released and the cost of those shares to the ESOP (i.e. unearned compensation) is charged/credited to additional paid-in capital in accordance with AICPA Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released based on the fair value of shares.

(b)	Management Recognition Plan (MRP)

During fiscal 1996, the Bank established an MRP which purchased 58,190 shares of the Company’s common stock on the open market. The MRP provides for awards of common stock to directors and officers of the Bank. The aggregate fair market value of the shares purchased by the MRP is reflected in shares held in trust at the time of purchase. As shares in the MRP are granted to employees, an amount equal to the award is reclassified from shares held in trust to unearned compensation. Compensation is earned ratably over the stipulated vesting period. The expense related to the MRP was approximately $0 and $76,000 for 2002 and 2001, respectively. As of June 30, 2001, all awarded shares related to the MRP were allocated to directors and officers of the Bank.

Shares held in trust related to the MRP totaled 14,430 at June 30, 2002 and 2001, respectively. These shares, which were purchased for an average price per share of $12.84, amounted to $185,234 at June 30, 2002 and 2001, respectively, and are shown as a reduction of stockholders’ equity in the accompanying consolidated statements of financial condition.

(c)	Simplified Employee Pension Plan

The Company established a Simplified Employee Pension Plan (SEP) for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The Company can make a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $37,154 and $38,203 for fiscal years 2002 and 2001, respectively.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

(d)	Supplemental Executive Retirement Agreement

During fiscal 1996, the Company entered into a Supplemental Executive Retirement Agreement (SERA) with an executive of the Company. Under the provisions of the SERA, the Company established an account for the executive and credited to the executive’s account an amount equal to the difference between 25% of his compensation for the plan year and the annual additions credited to him under any tax-qualified plans sponsored by the Company (including the ESOP and the SEP).

During 2001, the board of directors of the Company amended the agreement to provide for a lump sum payment of approximately $141,000 for the executive in satisfaction of all benefits to which the executive was entitled.

(e)	Employment Agreements

The Company has a 36-month employment agreement with its President and another officer. These agreements provide that if employment under the agreement is terminated by the Company in connection with or within 12 months after any change in control of the Company, each employee will be paid approximately three times his salary.

(14)    Stock-Based Compensation Plan

The Company has a stockholder-approved Option Plan. The Option Plan provides for the grant of incentive stock options (ISO’s) to employees and nonincentive stock options (non-ISO’s) to nonemployee directors. The Company utilizes the intrinsic value method of accounting for stock option grants. As the option price is equal to the fair value of the stock at the date of grant, no compensation cost is recognized.

The Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer’s stock.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

Under the Option Plan, the Company may grant options up to 145,745 shares and has granted options outstanding of 123,577 shares through June 30, 2002. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant’s completion of five years of service. Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts:

	2002	2001
Net income:
As reported	$632,942	467,541
Pro forma	630,036	454,600
Earnings per share:
As reported:
Basic	$0.69	0.53
Diluted	0.69	0.53
Pro forma:
Basic	0.69	0.52
Diluted	0.69	0.51

The Company purchased shares in the open market to be issued upon exercise of stock options. Such shares are reflected at cost as shares held in trust in the accompanying consolidated statements of financial condition. During 2002 and 2001, the Company did not purchase any shares to be used for the exercise of options. The total number of shares held in trust related to the Option Plan were 51,308 and amounted to $666,907 at June 30, 2002 and 2001.

A summary of the status of the Company’s Option Plan at June 30, 2002 and 2001 and the changes during the years then ended is as follows:

	2002		2001
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year:	123,577	$11.96	123,577	$11.96
Forfeitures	—	—	—	—
Exercised	—	—	—	—
Granted	—	—	—	—

Outstanding at end of year	123,577	$11.96	123,577	$11.96

Exercisable at end of year	120,913	$11.69	118,553	$11.69
Weighted average fair value of the options granted	N/A		N/A

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

(15)    Fair Value of Financial Instruments

The Company has a variety of financial instruments which include items recorded on the consolidated statement of fnancial condition and items which, by their nature, are not recorded on the consolidated statement of financial condition. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used by management, such as those concerning appropriate discount rates and estimates of future cash flows. Different assumptions could signifcantly affect the estimated fair value amounts presented below. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following table. Accordingly, the aggregated estimated fair value amounts presented do not represent the underlying value of the Company.

This table summarizes the Company’s carrying amount and fair value of financial instruments:

	June 30
	2002		2001
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in thousands)		(in thousands)
Assets:
Cash on hand and in banks	$7,529	7,529	4,355	4,355
Securities—Available for sale	53,753	53,753	35,635	35,635
Securities—Held to maturity	11,527	12,178	17,513	17,651
Federal Home Loan Bank stock	1,449	1,449	724	724
Loans receivable, net	34,515	36,324	37,587	38,136
Accrued interest and dividends receivable	586	586	600	600
Liabilities:
Deposits	81,557	82,215	79,843	79,887
Federal Home Loan Bank advances	9,583	9,629	—	—
Accrued interest payable	57	57	51	51

The following methods and assumptions were used by the Company in estimating the fair values provided above:

(a)	Cash and Cash Equivalents

The carrying value of highly liquid instruments, such as cash on hand and cash equivalents, are considered to approximate their fair value.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

(b)	Securities Available for Sale and Securities Held to Maturity

Substantially all of the Company’s securities available for sale and held to maturity have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying value of accrued interest on these instruments approximates fair value.

(c)	Federal Home Loan Bank Stock

The Federal Home Loan Bank has historically repurchased its stock at cost. Therefore, the carrying amount is considered a reasonable estimate of its fair value.

(d)	Loans Receivable, Net

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

(e)	Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value.

(f)	Deposits

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

(g)	FHLB Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing FHLB advances.

(h)	Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value.

(i)	Off-Balance-Sheet Instruments

Off-balance-sheet financial instruments include commitments to extend credit. The fair value of such commitments is not material to the Company’s financial condition since there is no known credit risk for the Company to consider in its valuation.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

(16)    Parent Company Financial Statements

Separate condensed financial statements of The Southern Banc Company, Inc. (the Parent Company) as of and for the years ended June 30, 2002 and 2001 are presented below:

Statements of Financial Condition

June 30, 2002 and 2001

(Dollar amounts in thousands)

	2002	2001
Assets:
Cash and cash equivalents	$1,042	1,325
Investment in subsidiary	16,973	15,318
ESOP loan receivable	337	443
Other assets	23	29

Total assets	$18,375	17,115

Liabilities:
Other liabilities	$31	69

Stockholders’ equity:
Preferred stock	—	—
Common stock	15	15
Additional paid-in capital	13,761	13,751
Retained earnings	10,497	10,186
Unearned compensation	(245)	(355)
Shares held in trust	(852)	(852)
Treasury stock	(5,642)	(5,642)
Accumulated other comprehensive income (loss)	810	(57)

Total stockholders’ equity	18,344	17,046

Total liabilities and stockholders’ equity	$18,375	17,115

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

Statements of Income

Years ended June 30, 2002 and 2001

(Dollar amounts in thousands)

	2002	2001
Income from subsidiaries:
Interest	$23	50
Equity in undistributed income of subsidiaries	656	466

Total income	679	516
Operating expense, net	58	31

Income before income taxes	621	485
Income tax provision (benefit of)	(12)	17

Net income	$633	468

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002 and 2001

Statements of Cash Flows

Years ended June 30, 2002 and 2001

(Dollar amounts in thousands)

	2002	2001
Operating activities:
Net income	$633	468
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiaries	(656)	(466)
Decrease in other assets	6	2
Decrease in other liabilities	(50)	33

Net cash (used in) provided by operating activities	(67)	37
Investing activities:
Net cash provided by investing activities	—	—

Financing activities:
Payments received on ESOP loan	106	105
Purchase of treasury stock	—	(18)
Cash dividends paid	(322)	(316)

Net cash used in financing activities	(216)	(229)

Decrease in cash and cash equivalents	(283)	(192)
Cash and cash equivalents at beginning of year	1,325	1,517

Cash and cash equivalents at end of year	$1,042	1,325

CORPORATE INFORMATION

Directors and Executive Officers:

Gates Little
Chairman of the Board, President and Chief
Executive Officer of the Company and of the Bank

Craig G. Cantrell
Retired

Thomas F. Dowling, III
Dentist
Gadsden, Alabama

Grady Gillam
Retired

Rex G. Keeling Jr.
Pharmacy Consultant and
Real Estate Investor

James B. Little, Jr.
Investment Officer of the Bank and
Vice President of the Company

James B. Little III
New Capital Partners, LLC
Founder and Partner

Fred Taylor
Owner of Taylor Realty
Albertville, Alabama

Officers:

Rodney Rich
Vice President of the Bank

Janice Stephens
Comptroller of the Bank

Teresa Elkins
Vice President of the Bank

Peggy Smith
Secretary-Treasurer of the Company and of the Bank

Martha Garrett
Vice President of the Bank

Annette Espy
Vice President of the Bank

Judy Cater
Vice President of the Bank

Main Office:

221 S. 6th Street
Gadsden, Alabama

Branch Offices:

202 Sand Mountain Drive
Albertville, Alabama

2204 Henry Street
Guntersville, Alabama

390 W. Main Street
Centre, Alabama

Independent Public Accountants:

KPMG LLP
Birmingham, Alabama

General Counsel:

Inzer, Haney & McWhorter, P.A.
Gadsden, Alabama

Securities and Regulatory Counsel:

Cozen O’Connor
Washington, D.C.

Annual Stockholders Meeting:

November 13, 2002—5:00 p.m.
The Southern Bank Company
221 S. 6th Street
Gadsden, Alabama
Record Date—September 20, 2002

A copy of the Annual Report on Form 10-KSB for the fiscal year ended June 30, 2002 as filed with the SEC will be furnished to stockholders as of the Record Date upon written request to the Secretary of the Company, 221 South 6th Street, Gadsden, AL 35901.

THE SOUTHERN BANC COMPANY, INC.

221 SOUTH 6TH STREET • GADSDEN, ALABAMA 35901 • (256) 543-3860

[ANDERSEN LOGO]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Southern Banc Company, Inc.:

We have audited the accompanying consolidated statements of financial condition of THE SOUTHERN BANC COMPANY, INC. (a Delaware corporation) AND SUBSIDIARIES as of June 30, 2001 and 2000 and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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