Form 10KSB, Exhibit 13
period 2003-06-30
SOUTHERN BANC CO INC
filed 2003-09-29
CIK 946453

EXHIBIT 13

ANNUAL REPORT TO STOCKHOLDERS

2003

A N N U A L    R E P O R T

THE SOUTHERN BANC COMPANY, INC.

THE SOUTHERN BANC COMPANY, INC.

The Southern Banc Company, Inc. (the “Company”) was incorporated at the direction of management of The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama (the “Bank”), for the purpose of serving as the holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from mutual to stock form in 1995. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision (“OTS”). At June 30, 2003, the Company had total consolidated assets of $111.7 million, deposits of $84.4 million and stockholders’ equity of $18.9 million, or 16.9% of total assets.

The Bank was organized in 1936 as a federally chartered mutual savings and loan association, at which time it also became a member of the Federal Home Loan Bank (“FHLB”) System and obtained federal deposit insurance. The Bank currently operates through four banking offices located in Gadsden, Albertville, Guntersville and Centre, Alabama. In 1999, the Bank adopted its current corporate title to increase public awareness of the expanded banking services which the Bank offers.

The Bank’s business strategy has been to operate as a profitable and independent community-oriented financial institution dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by using retail deposits as its sources of funds and maintaining most of its assets in loans secured by owner-occupied one-to-four-family residential real estate properties located in the Bank’s market area, consumer loans, mortgage-backed securities issued by Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Government National Mortgage Association (“GNMA”) and Federal National Mortgage Association (“Fannie Mae”), U.S. government and agency securities, interest-earning deposits, and cash and equivalents. The Bank’s business strategy incorporates the following key elements: (1) remaining a community-oriented financial institution while maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) attracting a retail deposit base from the communities served by the Bank’s four banking offices; (3) maintaining asset quality by emphasizing investment in local residential mortgage loans, consumer loans, mortgage-backed securities and other securities issued or guaranteed by the U.S. government or agencies thereof; and (4) maintaining liquidity and capital substantially in excess of regulatory requirements.

As a federally chartered savings institution, the Bank is subject to extensive regulation by the OTS. The lending activities and other investments of the Bank must comply with various federal regulatory requirements, and the OTS periodically examines the Bank for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation (“FDIC”) also has the authority to conduct examinations. The Bank must file reports with the OTS describing its activities and financial condition and is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System.

MARKET FOR COMMON STOCK

AND RELATED STOCKHOLDER MATTERS

The Company’s Common Stock began trading on the American Stock Exchange in 1995 under the symbol “SRN.” At June 30, 2003, there were 961,498 shares of the Common Stock outstanding and approximately 250 stockholders of record. This total does not reflect the number of persons or entities who hold Common Stock in nominee or “street name” through various brokerage firms.

The payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors of the Company. The Board of Directors has adopted a policy of paying quarterly cash dividends on the Common Stock. In addition, from time to time, the Board of Directors may pay special cash dividends in addition to, or in lieu of, regular cash dividends. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital and financial condition of the Company and the Bank, thrift industry trends and general economic conditions, justify the payment of dividends. There can be no assurance that future dividends will be paid. The Company’s principal source of funds for dividend payments is dividends from the Bank. See Note 11 of Notes to Consolidated Financial Statements.

The following table sets forth information as to high and low sales prices of the Company’s Common Stock and cash dividends declared per share of Common Stock for the calendar quarters indicated.

	Price Per Share		Dividends Per Share
	High	Low
Fiscal 2002
First Quarter	$10.500	$9.910	$.0875
Second Quarter	$11.250	$9.900	$.0875
Third Quarter	$11.600	$10.850	$.0875
Fourth Quarter	$13.310	$11.150	$.0875

Fiscal 2003
First Quarter	$12.800	$11.710	$.0875
Second Quarter	$15.500	$11.710	$.0875
Third Quarter	$15.000	$13.560	$.0875
Fourth Quarter	$15.400	$13.750	$.0875

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Year Ended June 30,
	2003	2002	2001	2000	1999
	(In thousands, except per share data)
INCOME STATEMENT DATA
Interest income	$5,890	$6,299	$6,812	$6,944	$6,990
Interest expense	2,898	3,566	4,345	4,081	4,100

Net interest income	2,992	2,733	2,467	2,863	2,890
Provision for loan losses	13	27	30	17	27

Net interest income after provision for loan losses	2,979	2,706	2,437	2,846	2,863
Noninterest income	524	183	200	118	196
Noninterest expense	2,013	1,853	1,892	1,962	2,148

Income before provision for income taxes	1,490	1,036	745	1,002	911
Provision for income taxes	596	403	278	356	313

Net income	$894	$633	$467	$646	$598

Earnings per share
Basic	$1.02	$0.69	$0.53	$0.71	$0.59

Diluted	$1.00	$0.69	$0.53	$0.71	$0.57

	Year Ended June 30,
	2003	2002	2001	2000	1999
	(In thousands)
BALANCE SHEET DATA
Total assets	$111,701	$110,002	$97,164	$98,087	$96,875
Loans receivable, net	38,918	34,515	37,587	39,840	42,109
Securities:
Available for sale	53,723	53,753	35,635	26,402	20,627
Held to maturity	7,215	11,527	17,513	23,886	23,706
Federal Home Loan Bank stock	886	1,449	724	724	724
Deposits	84,357	81,557	79,843	81,437	79,734
Federal Home Loan Bank advances	7,750	9,583	0	0	0
Stockholders’ equity	18,866	18,344	17,046	16,319	16,645

	Year Ended June 30,
	2003	2002	2001	2000	1999
KEY OPERATING DATA
Return on average assets	0.80%	0.58%	0.48%	0.66%	0.61%
Return on average equity	4.68	3.48	2.74	4.03	3.38
Average equity to average assets	17.02	16.62	17.59	16.33	18.12
Dividend payout ratio	31.31	48.61	66.04	49.30	59.32
Number of offices	4	4	4	4	4

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

Comparison of Financial Condition at June 30, 2003 and June 30, 2002

Total assets increased approximately $1.7 million, or 1.5%, from $110.0 million at June 30, 2002 to $111.7 million at June 30, 2003. During the year ended June 30, 2003, net loans increased approximately $4.4 million, or 12.8%, securities available for sale decreased approximately $30,000, or 0.06%, and securities held to maturity decreased approximately $4.3 million, or 37.4%. The increase in net loans was primarily attributable to an increase in lending activities resulting from a favorable interest rate environment. The decrease in investment securities was primarily attributable to maturities of certain securities held to maturity.

Cash and cash equivalents increased approximately $1.9 million, or 24.8%, from $7.5 million at June 30, 2002 to $9.4 million at June 30, 2003. The increase in cash and cash equivalents was primarily attributable to proceeds from the sale of FHLB stock and net proceeds from maturities and principal payments on investment securities offset by paydowns on FHLB advances.

Accrued interest and dividends receivable decreased approximately $103,000, or 17.6%, from $586,000 at June 30, 2002 to $483,000 at June 30, 2003. This decrease was primarily attributable to a decrease in interest receivable on securities and loans due to the falling rate environment. Other assets increased approximately $414,000, from $113,000 at June 30, 2002 to $527,000 at June 30, 2003. This increase was primarily attributable to the purchase of a banking facility in Albertville, Alabama that the Bank plans to occupy as a branch office when the lease of the current tenant expires.

Total deposits increased approximately $2.8 million, or 3.4%, from $81.6 million at June 30, 2002 to $84.4 million at June 30, 2003. For the period ended June 30, 2003, Passbook Savings and Certificates of Deposit increased approximately $1.3 million, or 16.3%, and approximately $566,000, or .9%, as compared to June 30, 2002, respectively. During the same period, Demand, NOW and Money Market deposits increased approximately $1.0 million, or 11.1%. These increases were a result of the Bank’s marketing efforts to increase market share. FHLB advances decreased by $1.8 million, or 19.1%, from $9.6 million at June 30, 2002 to $7.8 million at June 30, 2003. The decrease in FHLB Advances was primarily attributable to repayments based on the fixed payment schedule. Other liabilities during the fiscal year ended June 30, 2003 increased approximately $210,000, or 40.7%, from $517,000 at June 30, 2002 to $728,000 at June 30, 2003. The increase in other liabilities was primarily attributable to an increase in deferred tax liabilities.

Total equity increased approximately $522,000, or 2.8%, from $18.3 million at June 30, 2002 to $18.9 million at June 30, 2003. This increase was primarily attributable to an increase in retained earnings resulting from current year earnings of $894,000 and an increase of the unrealized gains on securities available for sale of approximately $332,000, offset by the payment of common stock dividends, amortization of unearned compensation and treasury stock repurchases.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2003 and 2002

The Company reported net income for the fiscal years ended June 30, 2003 and 2002 of approximately $894,000 and $633,000, respectively. The increase in net income for the fiscal year ended June 30, 2003 was primarily attributable to an increase in the Bank’s net interest margin and an increase in gains on sales of available for sale securities.

Net Interest Income. Net interest income increased approximately $259,000, or 9.5%, from $2.7 million at June 30, 2002 to $3.0 million at June 30, 2003. This increase was primarily attributable to deposits repricing faster than loans in a decreasing interest rate environment. Total interest income decreased approximately $408,000, or 6.5%, for the fiscal year ended June 30, 2003. The decrease in interest income was primarily due to the decrease in average yields on interest earning assets from 5.97% for the year ended June 30, 2002 to 5.50% for the year ended June 30, 2003. Total interest expense decreased approximately $668,000, or 18.7%, for the fiscal year ended June 30, 2003 compared with the fiscal year ended June 30, 2002. The decrease in total interest expense was primarily attributable to a decrease in the average cost of interest-bearing liabilities.

Provision for Loan Losses. During the fiscal year ended June 30, 2003, the provision for loan losses decreased approximately $14,000, or 51.8%, from $27,000 at June 30, 2002 to $13,000 at June 30, 2003. The allowance for loan losses is based on management’s evaluation of possible loan losses inherent in the Bank’s loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

Non-Interest Income. Non-interest income increased approximately $341,000, or 186.1%, for the fiscal year ended June 30, 2003, from $183,000 for the year ended June 30, 2002 to $524,000. The increase in non-interest income was primarily attributable to increases in customer service fees and gains on the sale of securities available for sale of approximately $354,000, for the fiscal year ended June 30, 2003 compared to $42,000 for the fiscal year ended June 30, 2002.

Non-Interest Expense. Non-interest expense increased approximately $159,000, or 8.6%, for the fiscal year ended June 30, 2003. This increase was primarily attributable to an increase in salaries and employee benefits of approximately $61,000, or 5.8%, an increase in data processing expense of approximately $15,000, or 7.9%, an increase in professional service expense of approximately $23,000, or 13.7%, and an increase in other operating expenses of approximately $52,000, or 14.0%, for the fiscal year ended June 30, 2003.

Provision for Income Taxes. During the fiscal year ended June 30, 2003, the provision for income tax expense increased approximately $193,000, or 47.9%. This increase was primarily attributable to an increase in taxable net income for the year ended June 30, 2003, as compared to the year ended June 30, 2002. Income tax expense was approximately $596,000 for the year ended June 30, 2003 compared to approximately $403,000 for the year ended June 30, 2002 resulting in effective tax rates of 40% and 39%, respectively. The statutory federal tax rate in both years was 34%.

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

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank’s assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank’s net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank’s assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank’s net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank’s policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing the following strategies: (i) the Bank has historically maintained substantial liquidity and capital levels to sustain unfavorable movements in market interest rates; and (ii) in order to minimize the adverse effect of interest rate risk on future operations, the Bank purchases adjustable- and fixed-rate securities with maturities of primarily five to fifteen years and originates limited amounts of shorter term consumer loans.

The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value (“NPV”) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank’s NPV of sudden and sustained 100 basis point to 400 basis point increases and decreases in market interest rates. The Bank’s Board of Directors has adopted an interest rate risk policy which establishes maximum increases and decreases in the Bank’s estimated NPV of 25%, 50% and 77% and 25%, 35% and 50% in the event of 100, 200 and 300 basis point increases and decreases in market interest rates, respectively. At June 30, 2003, based on the most recent information provided by the OTS, it was estimated that the Bank’s NPV would decrease 11%, 25% and 39% and increase 3% in the event of 100, 200 and 300 basis point increases and a 100 basis point decrease in market interest rates, respectively. These calculations indicate that the Bank’s net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Bank’s net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank’s interest-bearing liabilities would be expected to mature or reprice more quickly than the Bank’s interest-earning assets.

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

The table also presents information for the periods indicated and at June 30, 2003 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or “interest rate spread,” which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution’s net interest income is its “net yield on interest-earning assets,” which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Years Ended June 30,
	2003			2002
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$38,680	$2,374	6.14%	$34,362	$2,581	7.51%
Securities	63,324	3,448	5.45	65,117	3,625	5.57
Other interest-earning assets	5,184	68	1.31	6,052	93	1.54

Total interest-earning assets	107,188	5,890	5.50	105,531	6,299	5.97
Non-interest-earning assets	5,191			4,008

Total assets	$112,379			$109,539

Interest-bearing liabilities:
Deposits	$84,611	2,518	2.98	$80,940	3,356	4.15
FHLB advances	7,746	380	4.91	9,582	210	2.19

Total interest-bearing liabilities	92,357	2,898	3.14	90,522	3,566	3.94

Non-interest-bearing liabilities	896			810

Total liabilities	93,253			91,332
Equity	19,126			18,207

Total liabilities and equity	$112,379			$109,539

Net interest income		$2,992			$2,733

Interest rate spread			2.36%			2.03%

Net interest margin			2.79%			2.59%

Ratio of average interest-earning assets to average interest-bearing liabilities			116.06%			116.58%

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

	Year Ended June 30,
	2003 vs. 2002
	Increase (Decrease) Due to
	Rate	Volume	Total
	(In thousands)
Interest income
Loans	$(531)	$324	$(207)
Securities	(107)	(69)	(176)
Other interest-earning assets	98	(123)	(25)

Total interest-earning assets	(540)	132	(408)

Interest expense
Deposits	(824)	(14)	(838)
Interest on FHLB Advances	210	(40)	170

Total interest-bearing liabilities	(614)	(54)	(668)

Change in net interest income	$74	$186	$260

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

The Bank continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 2003, the Bank had approximately $9.4 million in cash on hand and interest-bearing deposits in other banks, which represented 8.4% of total assets. The Bank’s average liquidity ratio well exceeded the required minimum at and during the fiscal year ended June 30, 2003. At June 30, 2003, the Bank’s level of liquid assets, as measured for regulatory compliance purposes, was $18.9 million, or 16.9% of total assets of the Bank.

At June 30, 2003, the Bank had $16.4 million of total equity, or 14.7% of total assets. The Bank continued to exceed its regulatory capital requirement ratios at June 30, 2003. Tangible capital and core capital were each $15.3 million, which represented 13.8% of adjusted total assets, and risk-based capital was $15.4 million, which represented 45.2% of total risk-weighted assets at June 30, 2003. Such amounts exceeded the respective minimum required ratios of 1.5%, 4.0% and 8.0% by 12.3%, 9.8% and 37.2%, respectively. At June 30, 2003, the Bank continued to meet the definition of a “well-capitalized” institution, the highest of the five categories under the prompt corrective action standards adopted by the OTS. See Note 11 of Notes to Consolidated Financial Statements.

Contractual Obligations

The following table sets forth the contractual obligations of the Bank as of June 30, 2003.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(In thousands)
FHLB advances (1)	$1,000	$2,000	$4,750	$0	$7,750
Operating leases (2)	7	1	0	0	8
Certificates of deposit (3)	41,863	15,800	8,016	0	65,679

Total	$42,870	$17,801	$12,766	$0	$73,437

(1)	See Note 9 of Notes to Consolidated Financial Statements.
(2)	See Note 10 of Notes to Consolidated Financial Statements.
(3)	See Note 7 of Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

The following table sets forth off-balance sheet exposures of the Bank as of June 30, 2003.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(In thousands)
Lines of credit	$0	$0	$981	$0	$981

Total	$0	$0	$981	$0	$981

In the normal course of business, the Bank is a party to activities that contain credit, market and operational risk that are not reflected in the Company’s Consolidated Financial Statements. The Bank provides customers with off-balance sheet credit support through loan commitments and lines of credit. Many of the commitments expire unused or are only partially used. Therefore, the total amount of commitments does not necessarily represent future cost requirements. The Company anticipates that the Bank will continue to have sufficient funds together with available borrowings to satisfy its commitments. At June 30, 2003, the Bank had approximately $2.6 million in outstanding commitments to originate residential real estate. See Note 10(b) of Notes to Consolidated Financial Statements.

Critical Accounting Policy

The accounting principles followed by the Company and the methods of applying principles conform with accounting principles generally accepted in the United States and with general practices followed by the banking industry. The critical account policy relates to the allowance for loan losses.

The allowance for loan losses is maintained at a level which management considers to be adequate to absorb losses inherent in the loan portfolio. Management’s estimation of the amount of the allowance is based on a continuing evaluation of the loan portfolio and includes such factors as economic conditions, analysis of individual loans, overall portfolio characteristics, delinquencies and balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans).

Management reviews the adequacy of the allowance for loan losses on a continuous basis by assessing the quality of the loan portfolio and adjusting the allowance when appropriate. Management’s evaluation of certain specifically identified loans includes a review of the financial condition and capacity of the borrower, the value of the collateral, current economic trends, historical losses, workout and collective arrangements, and possible concentrations of credit. The loan review process also includes a collective evaluation of credit quality within the mortgage and installment loan portfolios. In establishing the allowance, loss percentages are applied to groups of loans with similar risk characteristics. These loss percentages are determined by historical experience, portfolio mix, regulatory influence, and other economic factors. Each month this review is quantified in a report to management, which uses it to determine whether an appropriate allowance is being maintained. This report is then submitted to the Board of Directors monthly.

Changes in the allowance can result from changes in economic events or changes in the creditworthiness of the borrowers. The effect of these changes is reflected when known. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations. Specific allowances for impaired loans are generally based on comparisons of the carrying values of the loans to the estimated fair value of the collateral.

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

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discounted operation, plant closing, or other exit or disposal activity. Adoption of this statement did not have a material impact on the Company’s consolidated financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. This statement removes acquisitions of financial institutions from the scope of both SFAS No. 72, Accounting for Certain Acquisitions of Banking and Thrift Institutions, and FASB Interpretation (FIN) No. 9, Applying APB Opinion No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method, and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The adoption of this statement during 2003 did not have a material impact on the Company’s consolidated financial position or result of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement amends and clarifies accounting for derivative instruments, including certain derivatives instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement is not expected to have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement is not expected to have a material impact on the Company’s financial position or results of operations.

In November 2002, The FASB issued FIN 45, Guarantor’s Accounting Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others, which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The effects of this Interpretation did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to certain entities (called variable interest entities) in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Management is currently assessing the impact of FIN 46, and does not expect this interpretation to have any impact to the consolidated financial statements. Adoption of the disclosure requirements of FIN 46 did not have a material impact on the consolidated financial statements.

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

During the Company’s fiscal years ended June 30, 2001 and 2000, and the subsequent interim period through July 23, 2002, there were no disagreements between the Company and

Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Andersen’s satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its reports.

The audit reports of Andersen on the consolidated financial statements of the Company and subsidiaries as of and for the fiscal years ended June 30, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s fiscal years ended June 30, 2001 and 2000, and the subsequent interim period through July 23, 2002, the Company did not consult with KPMG regarding any of the matters or events set forth in Item 304(a) (2)(i) and (ii) of Regulation S-B.

The Company requested Andersen to furnish a letter addressed to the Board of Directors of the Company stating whether Andersen agrees with the above statements. The Company was informed that Andersen was no longer providing such letters.

Independent Auditors’ Report

The Board of Directors

The Southern Banc Company, Inc.:

We have audited the accompanying consolidated statements of financial condition of The Southern Banc Company, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Birmingham, Alabama

August 6, 2003

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Financial Condition

June 30, 2003 and 2002

	2003	2002
Assets
Cash and cash equivalents:
Cash on hand and in other banks	$4,052,175	2,533,710
Interest–bearing deposits in other banks	5,340,770	4,995,659

Total cash and cash equivalents	9,392,945	7,529,369
Securities available for sale, at fair value	53,722,625	53,753,006
Securities held to maturity (fair value of $7,714,264 and $12,178,417, respectively)	7,214,938	11,527,430
Federal Home Loan Bank stock	886,000	1,448,800
Loans held for sale	50,000	—
Loans receivable, net	38,917,607	34,514,563
Accrued interest and dividends receivable	482,959	585,550
Premises and equipment, net	506,776	530,022
Prepaid expenses and other assets	526,985	112,954

Total assets	$111,700,835	110,001,694

Liabilities and Stockholders’ Equity

Deposits	$84,357,309	81,557,160
Federal Home Loan Bank advances	7,750,000	9,583,333
Other liabilities	727,748	517,298

Total liabilities	92,835,057	91,657,791

Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.01 per share. Authorized 500,000 shares; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share. Authorized 3,500,000 shares; issued 1,454,750 shares in 2003 and 2002	14,548	14,548
Additional paid-in capital	13,818,230	13,761,758
Retained earnings	11,082,024	10,497,569
Unearned compensation	(156,495)	(245,469)
Shares held in trust, at cost, 65,738 shares in 2003 and 2002	(852,141)	(852,141)
Treasury stock, at cost, 493,252 and 448,252 shares in 2003 and 2002, respectively	(6,182,391)	(5,642,391)
Accumulated other comprehensive income	1,142,003	810,029

Total stockholders’ equity	18,865,778	18,343,903

Total liabilities and stockholders’ equity	$111,700,835	110,001,694

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Income

Years ended June 30, 2003 and 2002

	2003	2002
Interest income:
Interest and fees on loans	$2,373,829	2,580,604
Interest and dividends on securities available for sale	2,791,547	2,602,757
Interest and dividends on securities held to maturity	657,143	1,022,195
Other interest income	67,967	93,267

Total interest income	5,890,486	6,298,823
Interest expense:
Interest on deposits	2,518,249	3,356,408
Interest on borrowed funds	380,404	209,747

Total interest expense	2,898,653	3,566,155

Net interest income before provision for loan losses	2,991,833	2,732,668
Provision for loan losses	13,000	27,000

Net interest income after provision for loan losses	2,978,833	2,705,668

Noninterest income:
Customer service fees	156,651	139,788
Gain on sale of available for sale securities	353,929	41,517
Other income	13,154	1,782

Total noninterest income	523,734	183,087

Noninterest expense:
Salaries and employee benefits	1,109,806	1,048,936
Data processing expense	201,782	186,982
Professional service expense	186,650	164,163
Office building and equipment expense	93,454	83,913
Other expense	420,626	369,096

Total noninterest expense	2,012,318	1,853,090

Income before provision for income taxes	1,490,249	1,035,665
Provision for income taxes	595,787	402,723

Net income	$894,462	632,942

Earnings per share:
Basic	$1.02	0.69
Diluted	1.00	0.69

Average shares outstanding – basic	876,172	911,123
Average shares outstanding – diluted	894,421	913,011

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Stockholders’ Equity

Years ended June 30, 2003 and 2002

	Common stock	Additional paid-in capital	Retained earnings	Unearned compensation	Shares held in trust	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance, June 30, 2001	$14,548	13,750,679	10,186,386	(354,531)	(852,141)	(5,642,391)	(56,532)	17,046,018
Net income	—	—	632,942	—	—	—	—	632,942
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	—	—	866,561	866,561

Comprehensive income								1,499,503
Amortization of unearned compensation	—	11,079	—	109,062	—	—	—	120,141
Dividends paid ($0.35 per share)	—	—	(321,759)	—	—	—	—	(321,759)

Balance, June 30, 2002	14,548	13,761,758	10,497,569	(245,469)	(852,141)	(5,642,391)	810,029	18,343,903
Net income	—	—	894,462	—	—	—	—	894,462
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	—	—	331,974	331,974

Comprehensive income								1,226,436
Amortization of unearned compensation	—	56,472	—	88,974	—	—	—	145,446
Purchase of 45,000 shares of treasury stock	—	—	—	—	—	(540,000)	—	(540,000)
Dividends paid ($0.35 per share)	—	—	(310,007)	—	—	—	—	(310,007)

Balance, June 30, 2003	$14,548	13,818,230	11,082,024	(156,495)	(852,141)	(6,182,391)	1,142,003	18,865,778

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Cash Flows

Years ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:
Net income	$894,462	632,942
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	58,143	49,151
Amortization (accretion), net	190,420	(13,698)
Amortization of intangible asset	18,419	21,309
Amortization of unearned compensation	145,446	120,141
Provision for loan losses	13,000	27,000
Deferred income tax provision (benefit)	64,816	(9,582)
Gain on loans held for sale	(53,248)	(19,433)
Proceeds from sale of loans held for sale	3,371,925	1,875,433
Loans originated for sale	(3,368,677)	(1,856,000)
Gain on sale of available for sale securities	(353,929)	(41,517)
Change in assets and liabilities:
Decrease in accrued interest and dividends receivable	102,591	14,489
(Increase) decrease in prepaid expenses and other assets	(432,450)	150,143
Decrease in other liabilities	(25,383)	(71,596)

Net cash provided by operating activities	625,535	878,782

Cash flows from investing activities:
Purchase of securities available for sale	(33,154,397)	(38,307,337)
Proceeds from maturities and principal payments on securities available for sale	22,872,040	14,667,989
Proceeds from sales of securities available for sale	10,965,222	6,751,969
Proceeds from maturities and principal payments on securities held to maturity	4,326,508	5,999,821
Sale (purchase) of Federal Home Loan Bank stock	562,800	(724,400)
Loan (originations) repayments, net	(4,416,044)	3,045,225
Capital expenditures, net	(34,897)	(113,189)

Net cash provided by (used in) investing activities	1,121,232	(8,679,922)

Cash flows from financing activities:
Purchase of treasury stock	(540,000)	—
Federal Home Loan Bank (repayments) advances	(1,833,333)	9,583,333
Cash dividends paid	(310,007)	(321,759)
Increase in deposits, net	2,800,149	1,714,376

Net cash provided by financing activities	116,809	10,975,950

Net increase in cash and cash equivalents	1,863,576	3,174,810
Cash and cash equivalents, beginning of year	7,529,369	4,354,559

Cash and cash equivalents, end of year	$9,392,945	7,529,369

Supplemental cash flow information:
Cash paid during the period for:
Income taxes, net of refund received	$554,524	291,000
Interest	2,915,506	3,536,181

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2003 and 2002

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

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

Amortization of premiums and accretion of discounts on mortgage–backed securities and other investments are computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

(d)	Loans and Allowance for Loan Losses

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. All loans sold in the secondary market are sold servicing released. Loans held for sale at June 30, 2003 totaled $50,000.

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

Impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans) are measured based on the present value of expected future cash flows discounted at each loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance. The Company had no loans designated as impaired at either June 30, 2003 or 2002.

The Company ceases accrual of interest on a loan when payment on the loan is in excess of 90 days past due. Income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has been reestablished, in which case the loan is returned to accrual status.

The Company enters into interest rate locks, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives;

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

however, the change in fair value of these derivatives during the year did not have a material impact on the Company’s financial position or results of operations.

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

At June 30, 2003 and 2002, core deposit premiums were $12,115 and $30,534, respectively, net of accumulated amortization of $332,226 and $313,807, respectively. Core deposit premiums are being amortized over a period of ten years using an accelerated method. Amortization of core deposit premiums was $18,419 and $21,309 in fiscal years 2003 and 2002, respectively.

(h)	Stock Based Compensation

In December 2002, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock–Based Compensation — Transition and Disclosure, which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123, Accounting for Stock–Based Compensation, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this statement amends Accounting Principles Bulletin (APB) Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The effect of implementing this statement on the Company’s consolidated financial statements was not material.

The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock compensation plans and, accordingly, does not recognize compensation cost for stock options granted when the option price is greater than or equal to the underlying stock price. This accounting method is referred to as the intrinsic value method.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

The Company follows the pro–forma disclosures of SFAS No. 23, as amended by SFAS No. 148, using the fair value method of accounting for stock-based compensation.

If the Company had elected to recognize compensation cost for options based on the fair value of the options as permitted by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2003	2002
Net income:
As reported	$894,462	632,942
Less stock based compensation expense	(1,378)	(2,906)

Pro forma	$893,084	630,036

Earnings per share:
As reported:
Basic	$1.02	0.69
Diluted	1.00	0.69
Pro forma:
Basic	1.02	0.69
Diluted	1.00	0.69

(i)	Statements of Cash Flows

The Company considers cash on hand and in other banks and interest–bearing deposits in other banks to be cash and cash equivalents.

(j)	Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discounted operation, plant closing, or other exit or disposal activity. Adoption of this statement did not have a material impact on the Company’s consolidated financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. This statement removes acquisitions of financial institutions from the scope of both SFAS No. 72, Accounting for Certain Acquisitions of Banking and Thrift Institutions, and FASB Interpretation (FIN) No. 9, Applying APB Opinion No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method, and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The adoption of this statement during 2003 did not have a material impact on the Company’s consolidated financial position or result of operations.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement amends and clarifies accounting for derivative instruments, including certain derivatives instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement is not expected to have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement is not expected to have a material impact on the Company’s financial position or results of operations.

In November 2002, The FASB issued FIN 45, Guarantor’s Accounting Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others, which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The effects of this Interpretation did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to certain entities (called variable interest entities) in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Management is currently assessing the impact of FIN 46, and does not expect this interpretation to have any impact to the consolidated financial statements. Adoption of the disclosure requirements of FIN 46 did not have a material impact on the consolidated financial statements.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

(2)	Securities Available for Sale

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as available for sale are summarized as follows:

	June 30, 2003
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$4,415,929	255,911	—	4,671,840
Mortgage-backed securities	47,706,152	1,328,937	(1,020)	49,034,069
Other	16,716	—	—	16,716

	$52,138,797	1,584,848	(1,020)	53,722,625

	June 30, 2002
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Treasury securities	$1,498,320	29,180	—	1,527,500
U.S. Government agency securities	7,950,587	190,378	(7,123)	8,133,842
Mortgage-backed securities	43,206,546	884,438	(16,036)	44,074,948
Other	16,716	—	—	16,716

	$52,672,169	1,103,996	(23,159)	53,753,006

The amortized cost and estimated fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2003
	Amortized cost	Fair value
Due in one year or less	$500,000	500,940
Due after one year through five years	1,152,757	1,219,306
Due after five years through ten years	2,044,736	2,140,940
Due after ten years	718,436	810,654

	4,415,929	4,671,840
Mortgage-backed securities	47,706,152	49,034,069
Other	16,716	16,716

	$52,138,797	53,722,625

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

Proceeds from sales of available for sale securities were $10,965,222 and $6,751,969 in 2003 and 2002, respectively. Gross gains of $353,929 and $42,803 and gross losses of $0 and $1,286 were realized on these sales in 2003 and 2002, respectively.

Securities designated as available for sale with carrying values (fair values) of $1,945,180 have been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,325,000 at June 30, 2003.

(3)	Securities Held to Maturity

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as held to maturity are summarized as follows:

	June 30, 2003
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$101,110	7,204	—	108,314
Mortgage-backed securities	7,113,828	492,122	—	7,605,950

	$7,214,938	499,326	—	7,714,264

	June 30, 2002
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$1,832,751	78,278	—	1,911,029
Mortgage-backed securities	9,694,679	572,710	(1)	10,267,388

	$11,527,430	650,988	(1)	12,178,417

The amortized cost and estimated fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2003
	Amortized cost	Fair value
Due in one year or less	$—	—
Due after one year through five years	101,110	108,314
Due after five years through ten years	—	—
Due after ten years	—	—

	101,110	108,314
Mortgage-backed securities	7,113,828	7,605,950

	$7,214,938	7,714,264

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

(4)	Loans Receivable, Net

Loans receivable are summarized as follows:

	June 30
	2003	2002
Mortgage loans:
Secured by one-to-four family residential properties	$30,680,390	27,888,220
Secured by nonresidential properties	451,000	140,000
Consumer loans	7,260,937	5,581,876
Savings account loans	812,500	1,023,632
Commercial loans	179,384	186,540

	39,384,211	34,820,268

Less:
Unearned interest income	359,599	287,875
Deferred loan costs, net	(32,568)	(115,403)
Allowance for loan losses	139,573	133,233

Loans receivable, net	$38,917,607	34,514,563

Loans secured by one–to–four family residential properties include second mortgage loans on properties for which the Bank holds the first mortgage. The proceeds on these second mortgage loans were used for improvements and consumer purposes.

As a savings and loan institution, the Bank has a credit concentration in residential real estate mortgage loans. Substantially all of the Bank’s customers are located in its trade area of Etowah, Marshall, and Cherokee Counties in Alabama. Although management believes that the Bank has generally conservative underwriting standards, including a collateral policy of low loan to collateral values, the ability of its borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

In the normal course of business, loans are made to officers, directors, and employees of the Company and the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 2003 and 2002, $303,207 and $298,745, respectively, of these loans were outstanding. The change from June 30, 2002 to June 30, 2003 reflects payments amounting to $29,038 and advances of $33,500 made during the year.

An analysis of the Company’s allowance for loan losses is as follows:

	Years ended June 30
	2003	2002
Balance, beginning of year	$133,233	123,276
Provision for loan losses	13,000	27,000
Charge-offs	(6,660)	(17,043)

Balance, end of year	$139,573	133,233

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

At June 30, 2003 and 2002, nonaccrual loans totaled $100,601 and $48,866, respectively. Neither cash income recognized nor interest income foregone on nonaccrual loans was significant for fiscal years 2003 and 2002, respectively.

(5)	Accrued Interest and Dividends Receivable

Accrued interest and dividends receivable is summarized as follows:

	June 30
	2003	2002
Securities available for sale	$290,416	346,067
Securities held to maturity	42,854	68,332
Loans receivable, net	140,252	152,188
Federal Home Loan Bank stock	9,437	18,963

	$482,959	585,550

(6)	Premises and Equipment, Net

Premises and equipment are summarized as follows:

	June 30
	2003	2002
Land	$340,486	340,486
Building and improvements	465,752	421,030
Leasehold improvements	11,390	44,161
Furniture, fixtures, and equipment	377,040	645,976

	1,194,668	1,451,653
Less accumulated depreciation and leasehold amortization	(687,892)	(921,631)

	$506,776	530,022

Depreciation and leasehold amortization expense charged to office building and equipment expense in 2003 and 2002 totaled approximately $58,143 and $49,151, respectively.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

(7)	Deposits

Deposits are summarized as follows:

	June 30, 2003		June 30, 2002
	Amount	Percent	Amount	Percent
Demand, NOW, and money market accounts, including non-interest bearing deposits of $395,568 and $229,158 at June 30, 2003 and 2002, respectively	$9,430,503	11.18%	8,489,529	10.41%
Passbook savings	9,247,684	10.96%	7,954,452	9.75%

	18,678,187	22.14%	16,443,981	20.16%

Certificates of deposit:
0.01 – 2.00% interest rate	13,949,297	16.54%	1,812,832	2.22%
2.01 – 4.00% interest rate	42,475,925	50.35%	40,311,785	49.43%
4.01 – 6.00% interest rate	8,574,471	10.16%	13,862,214	17.00%
6.01 – 8.00% interest rate	679,429	0.81%	9,126,348	11.19%

	65,679,122	77.86%	65,113,179	79.84%

	$84,357,309	100.00%	81,557,160	100.00%

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $13,414,360 and $13,202,887 at June 30, 2003 and 2002, respectively.

At June 30, 2003, the scheduled maturities of time deposits are as follows:

2004	$41,863,353
2005	9,791,723
2006	6,008,468
2007	7,650,059
2008	365,519

Total	$65,679,122

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

Interest expense on deposits consisted of the following:

	Years ended June 30
	2003	2002
Passbook savings	$105,361	147,796
NOW and money market accounts	131,846	144,040
Certificates of deposit	2,281,042	3,064,572

	$2,518,249	3,356,408

(8)	Income Taxes

The provision (benefit) for income taxes for the periods indicated is summarized as follows:

	Years ended June 30
	2003	2002
Current provision:
Federal	$469,184	367,646
State	61,787	44,659

	530,971	412,305

Deferred provision (benefit)	64,816	(9,582)

	$595,787	402,723

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

	Years ended June 30
	2003	2002
Pretax income at statutory rates	$506,685	351,266
Add:
State income tax, net of federal tax benefit	45,283	42,474
Other, net	43,819	8,983

	$595,787	402,723

Effective tax rate	40%	39%

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

The components of the net deferred tax asset or liability at June 30, 2003 and 2002 were as follows:

	June 30
	2003	2002
Amortization of intangibles	$74,665	79,119
Allowance for loan losses, net	68,415	65,822
Accruals for employee benefit plans	89,457	93,816
Other	3,150	2,389

Deferred tax asset	235,687	241,146

Depreciation	(20,197)	(16,240)
Federal Home Loan Bank stock dividend	(57,369)	(59,368)
Accretion of discount on securities	(221,388)	(193,201)
Deferred loan fees and costs, net	(117,054)	(88,362)
Other	(520)	—
Unrealized net gain on securities available for sale	(472,072)	(301,055)

Deferred tax liability	(888,600)	(658,226)

Net deferred tax liability	$(652,913)	(417,080)

The portion of a thrift’s tax bad debt allowance that was not recaptured under the provisions of the Small Business Job Protection Act of 1996 is only subject to recapture at a later date under certain circumstances. These circumstances include stock repurchases and redemptions by the thrift or conversion of the thrift to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its pre–1988 tax bad debt allowance of approximately $2.8 million.

(9)	Federal Home Loan Bank Advances

Federal Home Loan Bank advances at June 30, 2003 consisted of the following:

4.03% note payable, due March 19, 2004	$1,000,000
5.22% note payable, due March 20, 2006	2,000,000
4.08% note payable, due October 17, 2007	1,731,320
4.16% note payable, due October 17, 2007	2,018,680
5.72% note payable, due March 19, 2008	1,000,000

$7,750,000

The Federal Home Loan Bank notes are payable to the Federal Home Loan Bank of Atlanta and are secured by the Federal Home Loan Bank stock owned by the Bank with a carrying value of $886,000, as well as a pledge of certain securities with a carrying value of $17,021,348 at June 30, 2003. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

Scheduled principal payments required for Federal Home Loan Bank advances are as follows:

2004	$1,000,000
2005	—
2006	2,000,000
2007	—
Thereafter	4,750,000

$7,750,000

(10)	Commitments and Contingencies

(a)	Leases

The Company has operating lease agreements for its branch offices. Rental expense under these leases aggregated $7,364 and $7,843 for fiscal years 2003 and 2002, respectively. The aggregate annual minimum rental commitments under the terms of all noncancelable leases at June 30, 2003 are as follows:

Amount
Fiscal year:
2004	$7,200
2005	600
2006	—
2007	—

$7,800

(b)	Off–Balance–Sheet Items

The Company’s policies as to collateral and assumption of credit risk for off–balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the off–balance sheet exposures the Bank has are its commitments to fund unused lines of credit. At June 30, 2003, the Company had approximately $2.6 million in outstanding commitments to originate residential real estate loans. Additionally, at June 30, 2003, the Bank had provided approximately $980,839 in unused lines of credit.

(c)	Litigation

The Company is a party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

(d)	Stock Conversion

On October 5, 1995, the Conversion of the Bank from a Federally–chartered mutual institution to a Federally–chartered stock savings association through amendment of its charter and issuance of common stock to the Company was completed. Related thereto, the Company sold 1,454,750 shares of common stock, par value $0.01 per share, at an initial price of $10 per share in subscription and

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

community offerings. Costs associated with the Conversion were approximately $880,000, including underwriting fees. These conversion costs were deducted from the gross proceeds of the sale of the common stock. In connection with the Offering, the Bank established a liquidation account in an amount equal to its regulatory capital as of the latest practicable date prior to consummation of the Offering.

(11)	Stockholders’ Equity

(a)	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off–balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table which follows) of Total and Tier 1 capital (as defined in the regulations) to risk–weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2003 and 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2003 and 2002, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk–based, Tier 1 risk–based, and Tier 1 leverage ratios as set forth in the tables which follow.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

Actual capital amounts and ratios are presented in the table below for the Company and the Bank:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
June 30, 2003:
Total capital (to risk weighted assets):
Consolidated	$17,852	52.3%	$2,729	8.0%	$	N/A	N/A
Southern Bank Company	15,400	45.2%	2,729	8.0%		3,411	10.0%
Tier 1 (core) capital (to risk weighted assets):
Consolidated	17,712	51.9%	1,364	4.0%		N/A	N/A
Southern Bank Company	15,260	44.7%	1,364	4.0%		2,046	6.0%
Tier 1 (core) capital (to adjusted total assets):
Consolidated	17,712	16.0%	4,426	4.0%		N/A	N/A
Southern Bank Company	15,260	13.8%	4,426	4.0%		5,532	5.0%
Tangible capital (to adjusted total assets):
Consolidated	17,712	16.0%	1,660	1.5%		N/A	N/A
Southern Bank Company	15,260	13.8%	1,660	1.5%		N/A	N/A

June 30, 2002:
Total capital (to risk weighted assets):
Consolidated	$17,637	58.8%	$2,399	8.0%	$	N/A	N/A
Southern Bank Company	16,264	54.2%	2,399	8.0%		2,998	10.0%
Tier 1 (core) capital (to risk weighted assets):
Consolidated	17,503	58.4%	1,199	4.0%		N/A	N/A
Southern Bank Company	16,131	53.8%	1,199	4.0%		1,799	6.0%
Tier 1 (core) capital (to adjusted total assets):
Consolidated	17,503	16.0%	4,372	4.0%		N/A	N/A
Southern Bank Company	16,131	14.8%	4,372	4.0%		5,465	5.0%
Tangible capital (to adjusted total assets):
Consolidated	17,503	16.0%	1,639	1.5%		N/A	N/A
Southern Bank Company	16,131	14.8%	1,639	1.5%		N/A	N/A

Pursuant to regulations, an institution that exceeds all fully phased–in capital requirements before and after a proposed capital distribution and has not been advised by the Office of Thrift Supervision (OTS) that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one–half its “surplus capital ratio” (the excess capital over its fully phased–in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four–quarter period. Any additional capital distributions require prior regulatory approval.

The Company’s principal source of funds for dividend payments is dividends from the Bank. Certain restrictions exist regarding the ability of the Bank to pay dividends to the Company. At July 1, 2003, dividend payments by the Bank were subject to regulatory approval. The Company’s ability to pay dividends will be largely dependent upon dividends to the Company from the Bank. Pursuant to the OTS regulations, the Bank will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders’ equity would be reduced below the amount required for the liquidation account or if stockholders’ equity would be reduced below the amount required by the OTS.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

(b)	Comprehensive Income

Comprehensive income is the change in equity during a period from transaction and other events and circumstances from non–owner sources. For the Company, comprehensive income includes changes in unrealized gains and losses on securities available–for–sale and net income.

In the determination of comprehensive income, certain reclassification adjustments are made to avoid double–counting items that are displayed as part of the net income and accumulated other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the two years ended June 30:

	2003
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the year	$856,920	(290,768)	566,152
Less reclassification for adjustments for gains included in net earnings	(353,929)	119,751	(234,178)

Net change in unrealized gain on securities	$502,991	(171,017)	331,974

	2002
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the year	$1,229,785	(332,947)	896,838
Less reclassification for adjustments for gains included in net earnings	(41,517)	11,240	(30,277)

Net change in unrealized gain on securities	$1,188,268	(321,707)	866,561

(12)	Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended June 30, 2003 and 2002. Common stock outstanding consists of issued shares less treasury stock, unallocated Employee Stock Ownership Plan (ESOP) shares (see note 13), and shares held in trust. Diluted earnings per share for the years ended June 30, 2003 and 2002 was computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Management Recognition Plan (MRP) and the Stock Option Plan, based on the treasury stock method, using an average fair market value of the stock during the respective periods.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

The following table represents the earnings per share calculations for the years ended June 30, 2003 and 2002:

	Income	Shares	Per share amount
2003:
Basic earnings per share	$894,462	876,172	$1.02
Dilutive securities:
Incentive stock option plan shares	—	18,249

Dilutive earnings per share	$894,462	894,421	1.00

2002:
Basic earnings per share	$632,942	911,123	0.69
Dilutive securities:
Incentive stock option plan shares	—	1,888

Dilutive earnings per share	$632,942	913,011	0.69

Options to purchase 111,777 and 1,454 shares of common stock at $11.69 per share and $7.50 per share were outstanding during all four quarters of 2003 and 2002 and were included in the computation of diluted EPS because the options’ exercise price was less than the average market price of the common shares. Options to purchase 11,800 shares of common stock at $14.56 per share were outstanding during all four quarters of 2003 and 2002. These options were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

(13) Employee Retirement and Savings Plans

(a)	Employee Stock Ownership Plan

In connection with the Conversion, the Bank established an ESOP for eligible employees. The ESOP purchased 116,380 shares of the Company’s common stock with the proceeds of a $1,163,800 note payable to the Bank and secured by the common stock owned by the ESOP. The note due from the ESOP has been reflected as a separate component of stockholders’ equity as unearned compensation. Principal payments under the note are due in equal annual installments through December 2005; interest is payable annually at a variable rate which is adjusted each January 1.

Expense related to the ESOP was approximately $116,000 and $94,000 for 2003 and 2002. Unearned compensation related to the ESOP was $156,495 and $245,469 at June 30, 2003 and 2002, respectively, and is shown as a reduction of stockholders’ equity in the accompanying consolidated statements of financial condition.

The difference between the fair value of shares committed to be released and the cost of those shares to the ESOP (i.e. unearned compensation) is charged/credited to additional paid–in capital in accordance with AICPA Statement of Position 93–6, Employers’ Accounting for Employee Stock Ownership Plans. Unearned compensation is amortized into compensation expense based on employee services rendered in relation to shares which are committed to be released based on the fair value of shares.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

(b)	Management Recognition Plan (MRP)

During fiscal 1996, the Bank established an MRP which purchased 58,190 shares of the Company’s common stock on the open market. The MRP provides for awards of common stock to directors and officers of the Bank. As of June 30, 2003, all awarded shares related to the MRP were allocated to directors and officers of the Bank.

Shares held in trust related to the MRP totaled 14,430 at June 30, 2003 and 2002, respectively. These shares, which were purchased for an average price per share of $12.84, amounted to $185,234 at June 30, 2003 and 2002, respectively, and are shown as a reduction of stockholders’ equity in the accompanying consolidated statements of financial condition.

(c)	Simplified Employee Pension Plan

The Company established a Simplified Employee Pension Plan (SEP) for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The Company can make a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $41,633 and $37,154 for fiscal years 2003 and 2002, respectively.

(d)	Employment Agreements

The Company has a 36–month employment agreement with its President and another officer. These agreements provide that if employment under the agreement is terminated by the Company in connection with or within 12 months after any change in control of the Company, each employee will be paid approximately three times his salary.

(14)	Stock–Based Compensation Plan

The Company has a stockholder–approved Option Plan. The Option Plan provides for the grant of incentive stock options (ISO’s) to employees and nonincentive stock options (non–ISO’s) to nonemployee directors. The Company utilizes the intrinsic value method of accounting for stock option grants. As the option price is equal to the fair value of the stock at the date of grant, no compensation cost is recognized.

Under the Option Plan, the Company may grant options up to 145,745 shares and has granted options outstanding of 125,031 shares through June 30, 2003. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant’s completion of five years of service.

The Company purchased shares in the open market to be issued upon exercise of stock options. Such shares are reflected at cost as shares held in trust in the accompanying consolidated statements of financial condition. During 2003 and 2002, the Company did not purchase any shares to be used for the exercise of options. The total number of shares held in trust related to the Option Plan were 51,308 and amounted to $666,907 at June 30, 2003 and 2002.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

A summary of the status of the Company’s Option Plan at June 30, 2003 and 2002 and the changes during the years then ended is as follows:

	2003		2002
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year:	125,031	$11.91	125,031	$11.91
Forfeitures	—	—	—	—
Exercised	—	—	—	—
Granted	—	—	—	—

Outstanding at end of year	125,031	$11.91	125,031	$11.91

Exercisable at end of year	124,449	$11.93	120,913	$11.89
Weighted average fair value of the options granted	N/A		N/A

(15)	Fair Value of Financial Instruments

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

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

This table summarizes the Company’s carrying amount and fair value of financial instruments:

	June 30
	2003			2002
	Carrying amount		Estimated fair value	Carrying amount	Estimated fair value
	(in thousands)			(in thousands)
Assets:	$
Cash on hand and in banks		9,393	9,393	7,529	7,529
Securities – Available for sale		53,723	53,723	53,753	53,753
Securities – Held to maturity		7,215	7,714	11,527	12,178
Federal Home Loan Bank stock		886	886	1,449	1,449
Loans held for sale		50	50	—	—
Loans receivable, net		38,918	42,722	34,515	36,324
Accrued interest and dividends receivable		483	483	586	586

Liabilities:
Deposits		84,357	85,279	81,557	82,215
Federal Home Loan Bank advances		7,750	7,972	9,583	9,629
Accrued interest payable		39	39	57	57

The following methods and assumptions were used by the Company in estimating the fair values provided above:

(a)	Cash and Cash Equivalents

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

(d)	Loans Held for Sale

The fair value of loans held for sale is estimated using market rates, which approximate carrying values.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

(e)	Loans Receivable, Net

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

(f)	Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value.

(g)	Deposits

The fair value of deposits with no stated maturity, such as interest and non–interest demand deposits, NOW accounts, savings accounts, and money market accounts, is, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow analysis that applies rates currently offered for certificates of similar remaining maturities.

(h)	FHLB Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing FHLB advances.

(i)	Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value.

(j)	Off–Balance–Sheet Instruments

Off–balance–sheet financial instruments include commitments to extend credit. The fair value of such commitments is not material to the Company’s financial condition since there is no known credit risk for the Company to consider in its valuation.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

(16)	Parent Company Financial Statements

Separate condensed financial statements of The Southern Banc Company, Inc. (the Parent Company) as of and for the years ended June 30, 2003 and 2002 are presented below:

Statements of Financial Condition

June 30, 2003 and 2002

(Dollar amounts in thousands)

	2003	2002
Assets:
Cash and cash equivalents	$2,218	1,042
Investment in subsidiary	16,415	16,973
ESOP loan receivable	232	337
Other assets	11	23

Total assets	$18,876	18,375

Liabilities:
Other liabilities	$10	31

Stockholders’ equity:
Preferred stock	—	—
Common stock	15	15
Additional paid-in capital	13,818	13,761
Retained earnings	11,082	10,497
Unearned compensation	(157)	(245)
Shares held in trust	(852)	(852)
Treasury stock	(6,182)	(5,642)
Accumulated other comprehensive income	1,142	810

Total stockholders’ equity	18,866	18,344

Total liabilities and stockholders’ equity	$18,876	18,375

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

Statements of Income

Years ended June 30, 2003 and 2002

(Dollar amounts in thousands)

	2003	2002
Income from subsidiaries:
Dividends	$2,000	—
Interest	24	23
Operating expense	(117)	(58)

Income (loss) before income taxes and equity in undistributed current year subsidiaries’ earnings	1,907	(35)
Benefit for income taxes	32	12

Income (loss) before equity in undistributed current year subsidiaries’ earnings	1,939	(23)
Distribution in excess of current year subsidiaries’ earnings	(1,045)	—
Equity in undistributed current year subsidiaries’ earnings	—	656

Net income	$894	633

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes To Consolidated Financial Statements

June 30, 2003 and 2002

Statements of Cash Flows

Years ended June 30, 2003 and 2002

(Dollar amounts in thousands)

	2003	2002
Operating activities:
Net income	$894	633
Distribution in excess of (equity in undistributed) current year earnings of subsidiaries’	1,045	(656)

	1,939	(23)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Decrease in other assets	12	6
Decrease in other liabilities	(30)	(50)

Net cash provided by (used in) operating activities	1,921	(67)
Investing activities:
Net cash provided by investing activities	—	—

Financing activities:
Payments received on ESOP loan	105	106
Purchase of treasury stock	(540)	—
Cash dividends paid	(310)	(322)

Net cash used in financing activities	(745)	(216)

Increase (decrease) in cash and cash equivalents	1,176	(283)

Cash and cash equivalents at beginning of year	1,042	1,325

Cash and cash equivalents at end of year	$2,218	1,042

CORPORATE INFORMATION

Directors and Executive Officers:

Gates Little

Chairman of the Board, President and Chief

Executive Officer of the Company and of the Bank

Craig G. Cantrell

Retired

Thomas F. Dowling,III

Dentist

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

Teresa Elkins

Vice President of the Bank

Peggy Smith

Secretary-Treasurer of the Company and of the Bank

Martha Garrett

Vice President of the Bank

Annette Espy

Vice President of the Bank

Judy Cater

Vice President of the Bank

Main Office:

221 S. 6th Street

Gadsden, Alabama

Branch Offices:

202 Sand Mountain Drive

Albertville, Alabama

2204 Henry Street

Guntersville, Alabama

390 W. Main Street

Centre, Alabama

Independent Public Accountants:

KPMG LLP

Birmingham, Alabama

General Counsel:

Inzer, Haney & McWhorter, P.A.

Gadsden, Alabama

Securities and Regulatory Counsel:

Cozen O’Connor

Washington, D.C.

Annual Stockholders Meeting:

November 12, 2003 - 5:00 p.m.

The Southern Bank Company

221 S. 6th Street

Gadsden, Alabama

Record Date – September 19, 2003

A copy of the Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003 as filed with the SEC will be furnished to stockholders as of the Record Date upon written request to the Secretary of the Company, 221 South 6th Street, Gadsden, AL 35901.

THE SOUTHERN BANC COMPANY, INC.

221 SOUTH 6TH STREET • GADSDEN, ALABAMA 35901 • (256) 543-3860