Form 10KSB, Exhibit 13
period 2004-06-30
SOUTHERN BANC CO INC
filed 2004-09-28
CIK 946453

EXHIBIT 13

2004

A N N U A L     R E P O R T

THE SOUTHERN BANC COMPANY, INC.

Dear Fellow Stockholders,

We are happy to report the results of Fiscal Year 2004 for The Southern Banc Company, Inc. In our core holding, The Southern Bank Company, we have had a successful year. Despite a flattening yield curve and an increasingly competitive marketplace, we continued to increase the number of new Southern Bank customers and the number of services per customer provided by the Bank. We have also maintained an adequate interest rate risk profile. Please read the section in this report concerning interest rate risk if you are not familiar with it. It is an essential part of the business in which you are invested. The risks associated with lending long and borrowing short are not new, but have been much ignored by many over the decreasing rate environment of the past decade.

We believe that reaching out to customers with value and service is the only way to create long-term strength and stable growth for our Company. Our success depends on serving the local small businesses and individuals that want good, flexible service and fast responses to their questions or problems.

As for the best uses of our capital, we have repurchased 69,200 shares of our common stock since the beginning of our last fiscal year. Since our initial public offering in 1995, we have repurchased over 30% of our outstanding shares and have paid a dividend in every quarter.

We hope that, as shareholders, you will also become advocates for our services. It is important that we tell everyone about the opportunities that we offer.

Please do not hesitate to call on me if I may be of any assistance to you or to anyone you know.

Sincerely,

Gates Little

President and Chairman

The Southern Banc Company, Inc.

THE SOUTHERN BANC COMPANY, INC.

The Southern Banc Company, Inc. (the “Company”) was incorporated at the direction of management of The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama (the “Bank”), for the purpose of serving as the holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from mutual to stock form in 1995. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision (“OTS”). At June 30, 2004, the Company had total consolidated assets of $106.4 million, deposits of $82.0 million and stockholders’ equity of $17.3 million, or 16.3% of total assets.

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

The Bank’s business strategy has been to operate as a profitable and independent community-oriented financial institution dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by using retail deposits as its sources of funds and maintaining most of its assets in loans secured by owner-occupied one-to-four family residential real estate properties located in the Bank’s market area, consumer loans, mortgage-backed securities issued by Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Government National Mortgage Association (“GNMA”) and Federal National Mortgage Association (“Fannie Mae”), U.S. government and agency securities, interest-earning deposits, and cash and equivalents. The Bank’s business strategy incorporates the following key elements: (1) remaining a community-oriented financial institution while maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) attracting a retail deposit base from the communities served by the Bank’s four banking offices; (3) maintaining asset quality by emphasizing investment in local residential mortgage loans, consumer loans, mortgage-backed securities and other securities issued or guaranteed by the U.S. government or agencies thereof; and (4) maintaining liquidity and capital substantially in excess of regulatory requirements.

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

MARKET FOR COMMON STOCK

AND RELATED STOCKHOLDER MATTERS

The Company’s common stock trades in the over-the-counter market on the OTC Bulletin Board® (OTCBB) under the symbol “SRNN”. At June 30, 2004, there were 892,298 shares of the Common Stock outstanding and approximately 226 stockholders of record. This total does not reflect the number of persons or entities who hold Common Stock in nominee or “street name” through various brokerage firms.

On January 8, 2004, The Southern Banc Company, Inc. announced that its application to voluntarily delist its Common Stock from trading on the American Stock Exchange had been approved by the Securities and Exchange Commission (“SEC”), effective at the opening of business on January 8, 2004.

In approving this action, the Company’s Board of Directors determined that it was in the best interests of the Company and its stockholders to delist. The Board considered several factors, including the following: (a) the limited number of stockholders of record, (b) the costs associated with maintaining the Company’s status as a listed company, (c) the limited volume of trading of the shares, and (d) no analysts currently covering the Company and its shares.

The Board of Directors determined that the costs of remaining a listed company outweighed the benefits. Due to the Company’s small number of stockholders and limited trading volume, the Company did not enjoy many of the traditional benefits of being an exchange-listed company. The cost reductions associated with delisting are expected to make the Company more profitable and bring more long-term value to its stockholders.

Since delisting, the Company’s common stock trades in the over-the-counter market on the OTC Bulletin Board® (OTCBB) under the symbol “SRNN.” The following companies have agreed to make a market in the common stock as long as the volume of trading and certain other market making considerations justify such activity- Sterne, Agee & Leach, Inc., Crown Financial Group, Inc., Hill Thompson Magid & Co., Inc., Monroe Securities, Inc., and Knight Equity Markets, L.P.

The Board of Directors is considering terminating the Company’s reports to the SEC. The Company will continue to submit annual, quarterly and other periodic reports under the Securities Exchange Act of 1934 until a final determination is made.

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

	Price Per Share		Dividends Per Share
	High	Low
Fiscal 2003
First Quarter	$12.80	$11.71	$.0875
Second Quarter	$15.50	$11.71	$.0875
Third Quarter	$15.00	$13.56	$.0875
Fourth Quarter	$15.40	$13.75	$.0875

Fiscal 2004
First Quarter	$19.00	$15.20	$.0875
Second Quarter	$16.99	$15.89	$.0875
Third Quarter*	$16.25	$15.53	$.0875
Fourth Quarter*	$17.50	$16.00	$.0875

*	On January 8, 2004, the Company voluntarily delisted its Common Stock from trading on the American Stock Exchange. Since that date, the Common Stock trades in the OTCBB. Over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Year Ended June 30,
	2004	2003	2002	2001	2000
	(In thousands, except per share data)
INCOME STATEMENT DATA
Interest income	$5,007	$5,890	$6,299	$6,812	$6,944
Interest expense	2,119	2,898	3,566	4,345	4,081

Net interest income	2,888	2,992	2,733	2,467	2,863
Provision for loan losses	12	13	27	30	17

Net interest income after provision for loan losses	2,876	2,979	2,706	2,437	2,846
Non-interest income	235	524	183	200	118
Non-interest expense	2,153	2,013	1,853	1,892	1,962

Income before provision for income taxes	958	1,490	1,036	745	1,002
Provision for income taxes	381	596	403	278	356

Net income	$577	$894	$633	$467	$646

Earnings per share
Basic	$0.66	$1.02	$0.69	$0.53	$0.71

Diluted	$0.63	$1.00	$0.69	$0.53	$0.71

	Year Ended June 30,
	2004	2003	2002	2001	2000
	(In thousands)
BALANCE SHEET DATA
Total assets	$106,353	$111,701	$110,002	$97,164	$98,087
Loans receivable, net	37,477	38,918	34,515	37,587	39,840
Securities:
Available for sale	56,717	53,723	53,753	35,635	26,402
Held to maturity	4,194	7,215	11,527	17,513	23,886
Federal Home Loan Bank stock	792	886	1,449	724	724
Deposits	82,005	84,357	81,557	79,843	81,437
Federal Home Loan Bank advances.	6,917	7,750	9,583	0	0
Stockholders’ equity	17,253	18,866	18,344	17,046	16,319

	Year Ended June 30,
	2004	2003	2002	2001	2000
KEY OPERATING DATA
Return on average assets	0.54%	0.80%	0.58%	0.48%	0.66%
Return on average equity	3.25	4.68	3.48	2.74	4.03
Average equity to average assets	16.67	7.02	16.62	17.59	16.33
Dividend payout ratio	53.03	31.31	48.61	66.04	49.30
Number of offices	4	4	4	4	4

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The principal business of the Company consists of accepting deposits from the general public through the Bank’s main and branch offices and investing those funds in loans secured by one-to-four family residential properties and consumer loans located in the Bank’s primary market area. Due to the competition for one-to-four family mortgage loans and consumer loans in the Bank’s market area, the Bank maintains a substantial portfolio of investment and mortgage-backed securities. The Bank’s mortgage-backed securities are all guaranteed as to principal and interest by GNMA, Freddie Mac or Fannie Mae. The Bank’s securities portfolio consists primarily of mortgage backed securities, government agency securities, including agency notes and U. S. Treasury Notes. See Notes 2 and 3 of Notes to Consolidated Financial Statements. The Bank maintains a substantial amount in interest-bearing deposits in other banks, primarily an interest-bearing account with the FHLB of Atlanta.

The Company’s net income is dependent primarily on the Bank’s net interest income, which is the difference between interest income earned on its loans, mortgage-backed securities and securities portfolio and interest paid on customers’ deposits and any other borrowings. The Company’s net income is also affected by the Bank’s level of non-interest income, such as service charges on customers’ deposit accounts, net gains or losses on the sale of securities and other fees. In addition, net income is affected by the level of non-interest expense, primarily consisting of compensation and employee benefit expense, data processing expense, professional service expense, office building and equipment expense, and other expenses.

The operations of the Company and the financial institution industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by the economy and supply of housing and competition among lenders and the level of interest rates in the Bank’s market area. The Bank’s deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the Bank’s market area.

Comparison of Financial Condition at June 30, 2004 and June 30, 2003

Total assets decreased approximately $5.3 million, or 4.8%, from $111.7 million at June 30, 2003 to $106.4 million at June 30, 2004. During the year ended June 30, 2004, net loans decreased approximately $1.4 million, or 3.7%, from $38.9 million to $37.5 million. The decrease in net loans was primarily attributable to loan repayments and a decrease in origination of new loans. For the period ended June 30, 2004, securities available for sale increased approximately $3.0 million, or 5.6%, from $53.7 million to $56.7 million. During the period ended June 30, 2004, securities held to maturity decreased approximately $3.0 million, or 41.9%, from $7.2 million to $4.2 million. This decrease was primarily attributable to maturities of securities classified as held to maturity.

Cash and cash equivalents decreased approximately $3.7 million, or 39.4%, from $9.4 million at June 30, 2003 to $5.7 million at June 30, 2004. This decrease was primarily attributable to decreases in deposits and FHLB advances.

Accrued interest and dividends receivable decreased approximately $44,000, or 9.1%, from $483,000 at June 30, 2003 to $440,000 at June 30, 2004. This decrease was primarily attributable to a decrease in market interest rates. Prepaid expenses and other assets decreased approximately $13,000, or 2.5%, from $527,000 at June 30, 2003 to $514,000 at June 30, 2004.

Total deposits decreased approximately $2.4 million, or 2.8%, from $84.4 million at June 30, 2003 to $82.0 million at June 30, 2004. This decrease was primarily attributable to the competitive interest rate market. FHLB advances decreased approximately $833,000, or 10.8%, from $7.8 million at June 30, 2003 to $6.9 million at June 30, 2004. The decrease in FHLB Advances was primarily attributable to repayments based on the fixed payment schedule. Other liabilities during the fiscal year ended June 30, 2004 decreased approximately $549,000, or 75.4%, from $728,000 at June 30, 2003 to $179,000 at June 30, 2004. The decrease in other liabilities was primarily attributable to a decrease in the deferred tax liability associated with the decreased unrealized gain on securities available for sale.

Total equity decreased approximately $1.6 million, or 8.6%, from $18.9 million at June 30, 2003 to $17.3 million at June 30, 2004. This decrease was primarily attributable to a decrease in the unrealized gains on securities available for sale, payment of common stock dividends, and treasury stock repurchases offset by the amortization of unearned compensation and an increase in retained earnings resulting from current year earnings of $577,000.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2004 and 2003

The Company reported net income for the fiscal years ended June 30, 2004 and 2003 of approximately $577,000 and $894,000, respectively. The decrease in net income for the fiscal year ended June 30, 2004 was primarily attributable to a decrease in the Bank’s net interest margin of approximately $105,000 and a decrease in gains on sales of available for sale securities of approximately $291,000.

Net Interest Income. Net interest income decreased approximately $105,000, or 3.5%, from $3.0 million at June 30, 2003 to $2.9 million at June 30, 2004. This decrease was primarily attributable to a decrease in interest income, primarily interest and dividends on securities, net of a decrease in interest on deposits during a decreasing interest rate environment. Total interest income decreased approximately $883,000, or 15.0%, for the fiscal year ended June 30, 2004. The decrease in interest income was primarily due to the decrease in average yields on interest earning assets. Total interest expense decreased approximately $778,000, or 26.8%, for the fiscal year ended June 30, 2004 compared with the fiscal year ended June 30, 2003. The decrease in total interest expense was primarily attributable to a decrease in the average cost of interest-bearing liabilities.

Provision for Loan Losses. During the fiscal year ended June 30, 2004, the provision for loan losses decreased approximately $2,000, or 15.4%, from $13,000 at June 30, 2003 to approximately $12,000 at June 30, 2004. The allowance for loan losses is based on management’s evaluation of possible loan losses inherent in the Bank’s loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

Non-Interest Income. Non-interest income decreased approximately $289,000, or 55.2%, for the fiscal year ended June 30, 2004, from $524,000 for the year ended June 30, 2003 to $235,000. The decrease in non-interest income was primarily attributable to decreases in customer service fees of approximately $32,000, or 20.4%, and gains on the sale of securities available for sale of approximately $291,000, or 82.2%, for the fiscal year ended June 30, 2004. The decrease in customer service fees was primarily attributable to a decrease in fees of approximately $38,000 associated with secondary market loan sales.

Non-Interest Expense. Non-interest expense increased approximately $140,000, or 7.0%, for the fiscal year ended June 30, 2004. This increase was primarily attributable to an increase in salaries and employee benefits of approximately $134,000, or 12.1%, an increase in data processing expense of approximately $11,000, or 5.5%, and an increase in professional service expense of approximately $51,000, or 27.3%, for the fiscal year ended June 30, 2004. The increase in salaries and employee benefits were primarily attributable to salary adjustments and increases in other benefit expenses. The increase in professional service expense was primarily attributable to legal fees associated with the delisting of the Company’s common stock.

Provision for Income Taxes. During the fiscal year ended June 30, 2004, the provision for income tax expense decreased approximately $215,000, or 36.1%. This decrease was primarily attributable to an decrease in taxable net income for the year ended June 30, 2004, as compared to the year ended June 30, 2003. Income tax expense was approximately $381,000 for the year ended June 30, 2004 compared to approximately $596,000 for the year ended June 30, 2003 resulting in effective tax rate of 40% in both years. The statutory federal tax rate in both years was 34%. See Note 8 of Notes to Consolidated Financial Statements for reconciliation between statutory tax rate and effective tax rate.

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

The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value (“NPV”) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank’s NPV of sudden and sustained 100 basis point to 400 basis point increases and decreases in market interest rates. The Bank’s Board of Directors has adopted an interest rate risk policy which establishes maximum increases and decreases in the Bank’s estimated NPV of 25%, 50% and 77% and 25%, 35% and 50% in the event of 100, 200 and 300 basis point increases and decreases in market interest rates, respectively. At June 30, 2004, based on the most recent information provided by the OTS, it was estimated that the Bank’s NPV would decrease 7%, 17% and 27% and increase 2% in the event of 100, 200 and 300 basis point increases and a 100 basis point decrease in market interest rates, respectively. These calculations indicate that the Bank’s net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Bank’s net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank’s interest-bearing liabilities would be expected to mature or reprice more quickly than the Bank’s interest-earning assets.

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

The table also presents information for the periods indicated and at June 30, 2004 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or “interest rate spread,” which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution’s net interest income is its “net yield on interest-earning assets,” which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Years Ended June 30,
	2004			2003
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$37,544	$2,243	5.97%	$38,680	$2,374	6.14%
Securities	60,136	2,721	4.52	63,324	3,448	5.45
Other interest-earning assets	4,296	43	1.00	5,184	68	1.31

Total interest-earning assets	101,976	5,007	4.91	107,188	5,890	5.50
Non-interest-earning assets	4,238			5,191

Total assets	$106,214			$112,379

Interest-bearing liabilities:
Deposits	$81,079	1,780	2.20	$84,611	2,518	2.98
FHLB advances	6,913	340	4.92	7,746	380	4.91

Total interest-bearing liabilities	87,992	2,120	2.41	92,357	2,898	3.14

Non-interest-bearing liabilities	437			896

Total liabilities	88,429			93,253
Equity	17,785			19,126

Total liabilities and equity	$106,214			$112,379

Net interest income		$2,887			$2,992

Interest rate spread			2.50%			2.36%

Net interest margin			2.83%			2.79%

Ratio of average interest-earning assets to average interest-bearing liabilities			115.89%			116.06%

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

	Year Ended June 30,
	2004 vs. 2003
	Increase (Decrease) Due to
	Rate	Volume	Total
	(In thousands)
Interest income
Loans	$(61)	$(70)	$(131)
Securities	(553)	(174)	(727)
Other interest-earning assets	17	(42)	(25)

Total interest-earning assets	(597)	(286)	(883)

Interest expense
Deposits	(635)	(103)	(738)
Interest on FHLB Advances	1	(41)	(40)

Total interest-bearing liabilities	(634)	(144)	(778)

Change in net interest income	$37	$(142)	$(105)

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

The Bank continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 2004, the Bank had approximately $5.7 million in cash on hand and interest-bearing deposits in other banks, which represented 5.4% of total assets. The Bank’s average liquidity ratio well exceeded the required minimum at and during the fiscal year ended June 30, 2004. At June 30, 2004, the Bank’s level of liquid assets, as measured for regulatory compliance purposes, was $16.8 million, or 20.2% of total liquid assets of the Bank.

At June 30, 2004, the Bank had $16.4 million of total equity, or 15.4% of total assets. The Bank continued to exceed its regulatory capital requirement ratios at June 30, 2004. Tangible capital and core capital were each $16.5 million, which represented 15.4% of adjusted total assets, and risk-based capital was $16.6 million, which represented 44.7% of total risk-weighted assets at June 30, 2004. Such amounts exceeded the respective minimum required ratios of 1.5%, 4.0% and 8.0% by 13.9%, 11.4% and 36.7%, respectively. At June 30, 2004, the Bank continued to meet the definition of a “well-capitalized” institution, the highest of the five categories under the prompt corrective action standards adopted by the OTS. See Note 11 of Notes to Consolidated Financial Statements.

Contractual Obligations

The following table sets forth the contractual obligations of the Bank as of June 30, 2004.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(In thousands)
FHLB advances (1)	$0	$3,000	$3,917	$0	$6,917
Operating leases (2)	7	4	0	0	11
Certificates of deposit (3)	25,329	21,495	13,502	62	60,388

Total	$25,336	$24,499	$17,419	$62	$67,316

(1)	See Note 9 of Notes to Consolidated Financial Statements.
(2)	See Note 10 of Notes to Consolidated Financial Statements.
(3)	See Note 7 of Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

The following table sets forth off-balance sheet exposures of the Bank as of June 30, 2004.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(In thousands)
Lines of credit – consumer	$0	$0	$1,092	$0	$1,092
Lines of credit–commercial	0	0	52	0	52
Commitments to originate real estate loans	627	0	0	0	0
Overdraft Protection	9	0	0	0	9

Total	$636	$0	$1,144	$0	$1,780

In the normal course of business, the Bank is a party to activities that contain credit, market and operational risk that are not reflected in the Company’s Consolidated Financial Statements. The Bank provides customers with off-balance sheet credit support through loan commitments and lines of credit. Many of the commitments expire unused or are only partially used. Therefore, the total amount of commitments does not necessarily represent future cost requirements. The Company anticipates that the Bank will continue to have sufficient funds together with available borrowings to satisfy its commitments. At June 30, 2004, the Bank had approximately $627,000 in outstanding commitments to originate residential real estate. See Note 10(b) of Notes to Consolidated Financial Statements.

Critical Accounting Policy

The accounting principles followed by the Company and the methods of applying principles conform with accounting principles generally accepted in the United States and with general practices followed by the banking industry. The most critical accounting policy relates to the allowance for loan losses.

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

Recent Accounting Pronouncements

On December 24, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was issued on January 17, 2003. FIN 46 provides consolidation guidance for situations in which voting equity interests do not adequately reflect the controlling interests in an entity. The Interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to operate without additional subordinated financial support from other parties. Management is currently assessing the impact of FIN 46R, and does not expect this interpretation to have any impact to the consolidated financial statements upon adoption on December 31, 2004.

In March 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 105, Application of Accounting Principles to Loan Commitments, which summarized the views of the staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The SAB requires that the fair value measurement of a loan commitment that is accounted for as a derivative includes only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected cash flows related to the customer relationship or loan servicing. This SAB is effective for loan commitments entered into after March 31, 2004. The Company adopted SAB 105 on April 1, 2004, and the effect was not material.

In March 2004, the FASB’s Emerging Issues Task Force reached a consensus of EITF Issue No. 03–1, The Meaning of Other–Than–Temporary Impairment and Its Application to Certain Investments. The guidance prescribes a three–step model for determining whether an investment is other–than–temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance is effective for reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods ending after June 15, 2004. The Company has adopted the requirements of this EITF.

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

During the Company’s fiscal years ended June 30, 2001 and 2000, and the subsequent interim period through July 23, 2003, there were no disagreements between the Company and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Andersen’s satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its reports.

The audit reports of Andersen on the consolidated financial statements of the Company and subsidiaries as of and for the fiscal years ended June 30, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s fiscal years ended June 30, 2001 and 2000, and the subsequent interim period through July 23, 2003, the Company did not consult with KPMG regarding any of the matters or events set forth in Item 304(a) (2)(i) and (ii) of Regulation S-B.

The Company requested Andersen to furnish a letter addressed to the Board of Directors of the Company stating whether Andersen agrees with the above statements. The Company was informed that Andersen was no longer providing such letters.

CORPORATE INFORMATION

Directors and Executive Officers:	Main Office:

Gates Little Chairman of the Board, President and Chief Executive Officer of the Company and of the Bank	221 S. 6th Street Gadsden, Alabama

Craig G. Cantrell Retired	Branch Offices:

202 Sand Mountain Drive Albertville, Alabama

Thomas F. Dowling, III Dentist

2204 Henry Street Guntersville, Alabama

Grady Gillam Retired

390 W. Main Street Centre, Alabama

Rex G. Keeling, Jr. Pharmacy Consultant and Real Estate Investor

Independent Public Accountants:

KPMG LLP Birmingham, Alabama

James B. Little, Jr. Investment Officer of the Bank and Vice President of the Company

General Counsel:

Inzer, Haney & McWhorter, P.A. Gadsden, Alabama

James B. Little, III New Capital Partners, LLC Founder and Partner

Securities and Regulatory Counsel:

Cozen O’Connor Washington, D.C.

Fred Taylor Owner of Taylor Realty

Officers: Rodney Rich Vice President of the Bank Janice Stephens Comptroller of the Bank	Annual Stockholders Meeting:
November 10, 2004 - 5:00 p.m. The Southern Bank Company 221 S. 6th Street Gadsden, Alabama Record Date – September 17, 2004

Teresa Elkins Vice President of the Bank

A copy of the Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004 as filed with the SEC will be furnished to stockholders as of the Record Date upon written request to the Secretary of the Company, 221 South 6th Street, Gadsden, AL 35901.

Peggy Smith Secretary-Treasurer of the Company and of the Bank

Martha Garrett Vice President of the Bank

Annette Espy Vice President of the Bank

Judy Cater Vice President of the Bank

THE SOUTHERN BANC COMPANY, INC.

221 SOUTH 6TH STREET • GADSDEN, ALABAMA 35901 • (256) 543-3860

Report of Independent Registered Public Accounting Firm

The Board of Directors

The Southern Banc Company, Inc.:

We have audited the accompanying consolidated statements of financial condition of The Southern Banc Company, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

August 3, 2004

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Financial Condition

June 30, 2004 and 2003

	2004	2003
Assets

Cash and cash equivalents:
Cash on hand and in other banks	$3,169,215	4,052,175
Interest–bearing deposits in other banks	2,564,790	5,340,770

Total cash and cash equivalents	5,734,005	9,392,945

Securities available for sale, at fair value	56,717,031	53,722,625
Securities held to maturity (fair value of $4,474,510 and $7,714,264, respectively)	4,194,141	7,214,938
Federal Home Loan Bank stock	792,300	886,000
Loans held for sale	—	50,000
Loans receivable, net of allowance for loan losses of $144,298 and $139,573, respectively	37,476,587	38,917,607
Accrued interest and dividends receivable	439,616	482,959
Premises and equipment, net	485,565	506,776
Prepaid expenses and other assets	514,140	526,985

Total assets	$106,353,385	111,700,835

Liabilities and Stockholders’ Equity
Deposits	$82,005,081	84,357,309
Federal Home Loan Bank advances	6,916,667	7,750,000
Other liabilities	178,970	727,748

Total liabilities	89,100,718	92,835,057

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value $0.01 per share. Authorized 500,000 shares; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share. Authorized 3,500,000 shares; issued 1,454,750 shares in 2004 and 2003	14,548	14,548
Additional paid-in capital	13,910,384	13,818,230
Retained earnings	11,340,830	11,082,024
Unearned compensation	(70,715)	(156,495)
Shares held in trust, at cost, 34,799 and 65,738 shares in 2004 and 2003, respectively	(495,412)	(852,141)
Treasury stock, at cost, 562,452 and 493,252 shares in 2004 and 2003, respectively	(7,346,782)	(6,182,391)
Accumulated other comprehensive income (loss)	(100,186)	1,142,003

Total stockholders’ equity	17,252,667	18,865,778

Total liabilities and stockholders’ equity	$106,353,385	111,700,835

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Income

Years ended June 30, 2004 and 2003

	2004	2003
Interest income:
Interest and fees on loans	$2,242,975	2,373,829
Interest and dividends on securities available for sale	2,329,473	2,791,547
Interest and dividends on securities held to maturity	391,719	657,143
Other interest income	43,145	67,967

Total interest income	5,007,312	5,890,486

Interest expense:
Interest on deposits	1,779,908	2,518,249
Interest on borrowed funds	339,687	380,404

Total interest expense	2,119,595	2,898,653

Net interest income before provision for loan losses	2,887,717	2,991,833

Provision for loan losses	11,600	13,000

Net interest income after provision for loan losses	2,876,117	2,978,833

Noninterest income:
Customer service fees	124,937	156,651
Gain on sale of available for sale securities	62,490	353,929
Other income	47,358	13,154

Total noninterest income	234,785	523,734

Noninterest expense:
Salaries and employee benefits	1,243,546	1,109,806
Data processing expense	213,312	201,782
Professional service expense	238,105	186,650
Office building and equipment expense	81,103	93,454
Other expense	376,599	420,626

Total noninterest expense	2,152,665	2,012,318

Income before provision for income taxes	958,237	1,490,249

Provision for income taxes	380,883	595,787

Net income	$577,354	894,462

Earnings per share:
Basic	$0.66	1.02
Diluted	0.63	1.00

Average shares outstanding – basic	878,391	876,172
Average shares outstanding – diluted	912,704	894,421

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Stockholders’ Equity

Years ended June 30, 2004 and 2003

	Common stock	Additional paid-in capital	Retained earnings	Unearned compensation	Shares held in trust	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance, June 30, 2002	$14,548	13,761,758	10,497,569	(245,469)	(852,141)	(5,642,391)	810,029	18,343,903

Net income	—	—	894,462	—	—	—	—	894,462
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	—	—	331,974	331,974

Comprehensive income								1,226,436

Amortization of unearned compensation	—	56,472	—	88,974	—	—	—	145,446
Purchase of 45,000 shares of treasury stock	—	—	—	—	—	(540,000)	—	(540,000)
Dividends paid ($0.35 per share)	—	—	(310,007)	—	—	—	—	(310,007)

Balance, June 30, 2003	14,548	13,818,230	11,082,024	(156,495)	(852,141)	(6,182,391)	1,142,003	18,865,778

Net income	—	—	577,354	—	—	—	—	577,354
Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	—	—	(1,242,189)	(1,242,189)

Comprehensive loss								(664,835)

Amortization of unearned compensation	—	92,154	—	85,780	—	—	—	177,934
Purchase of 69,200 shares of treasury stock	—	—	—	—	—	(1,164,391)	—	(1,164,391)
Stock Options exercised	—	—	—	—	356,729	—	—	356,729
Dividends paid ($0.35 per share)	—	—	(318,548)	—	—	—	—	(318,548)

Balance, June 30, 2004	$14,548	13,910,384	11,340,830	(70,715)	(495,412)	(7,346,782)	(100,186)	17,252,667

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Cash Flows

Years ended June 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:
Net income	$577,354	894,462
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	44,989	58,143
Amortization of premiums on securities, net	253,465	190,420
Amortization of intangible asset	12,115	18,419
Amortization of unearned compensation	177,934	145,446
Provision for loan losses	11,600	13,000
Deferred income tax provision	1,230	64,816
Gain on loans held for sale	(18,953)	(53,248)
Proceeds from sale of loans held for sale	1,265,653	3,371,925
Loans originated for sale	(1,196,700)	(3,368,677)
Gain on sale of available for sale securities	(62,490)	(353,929)
Change in assets and liabilities:
Decrease in accrued interest and dividends receivable	43,343	102,591
Decrease (increase) in prepaid expenses and other assets	730	(432,450)
Increase (decrease) in other liabilities	977	(25,383)

Net cash provided by operating activities	1,111,247	625,535

Cash flows from investing activities:
Purchase of securities available for sale	(29,144,626)	(33,154,397)
Proceeds from maturities and principal payments on securities available for sale	21,172,190	22,872,040
Proceeds from sales of securities available for sale	2,983,710	10,965,222
Proceeds from maturities and principal payments on securities held to maturity	3,030,968	4,326,508
Sale of Federal Home Loan Bank stock	93,700	562,800
Loan (originations) repayments, net	1,429,420	(4,416,044)
Capital expenditures, net	(23,778)	(34,897)

Net cash (used in) provided by investing activities	(458,416)	1,121,232

Cash flows from financing activities:
Purchase of treasury stock	(1,164,391)	(540,000)
Federal Home Loan Bank (repayments) advances	(833,333)	(1,833,333)
Cash dividends paid	(318,548)	(310,007)
(Decrease) increase in deposits, net	(2,352,228)	2,800,149
Proceeds from exercise of stock options	356,729	—

Net cash (used in) provided by financing activities	(4,311,771)	116,809

Net (decrease) increase in cash and cash equivalents	(3,658,940)	1,863,576

Cash and cash equivalents, beginning of year	9,392,945	7,529,369

Cash and cash equivalents, end of year	$5,734,005	9,392,945

Supplemental cash flow information:
Cash paid during the year for:
Income taxes, net of refund received	$357,785	554,524
Interest	2,124,322	2,915,506

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

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

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and income and expense for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant changes in the near term is the determination of the allowance for loan losses. A substantial portion of the Company’s loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in economic conditions in the Company’s primary market area.

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

June 30, 2004 and 2003

Amortization of premiums and accretion of discounts on mortgage–backed securities and other investments are computed using the level yield method. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of securities.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary, if any, are reflected in earnings as realized losses. In estimating other than temporary impairment losses, Management considers independent price quotations, projected target prices of investment analysts within the short term and the financial condition of the issuer.

(d)	Loans and Allowance for Loan Losses

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. All loans sold in the secondary market are sold servicing released. Loans held for sale at June 30, 2004 and 2003 were $0 and $50,000, respectively.

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

Impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans) are measured based on the present value of expected future cash flows discounted at each loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance. The Company had no loans designated as impaired at either June 30, 2004 or 2003.

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

June 30, 2004 and 2003

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

Land is reported at cost. Building, furniture and equipment, and automobiles are stated at cost, less accumulated depreciation. Leasehold improvements are amortized using the straight–line method over the shorter of the estimated lives or the applicable lease periods. Depreciation methods and estimated service lives are as follows:

Building and improvements	10 – 40 years	Accelerated/Straight–line
Leasehold improvements	10 years	Straight–line
Furniture and equipment	5 – 20 years	Accelerated/Straight–line
Automobile	3 years	Straight–line

(g)	Core Deposit Premium

At June 30, 2004 and 2003, core deposit premiums were $0 and $12,115, respectively, net of accumulated amortization of $344,341 and $332,226, respectively. Core deposit premiums were being amortized over a period of ten years using an accelerated method. Amortization of core deposit premiums was $12,115 and $18,419 in fiscal years 2004 and 2003, respectively.

(h)	Stock Based Compensation

The Company applies Accounting Principles Bulletin (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock compensation plans and, accordingly, does not recognize compensation cost for stock options granted when the option price is greater than or equal to the underlying stock price. This accounting method is referred to as the intrinsic value method. The Company follows the pro–forma disclosures of Statement of Financial Accounting Standards (SFAS) No. 123, as amended by SFAS No. 148, Accounting for Stock–Based Compensation — Transition and Disclosure, using the fair value method of accounting for stock–based compensation.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

If the Company had elected to recognize compensation cost for options based on the fair value of the options as permitted by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2004	2003
Net income:
As reported	$577,354	894,462
Less stock based compensation expense	—	(1,378)

Pro forma	$577,354	893,084

Earnings per share:
As reported:
Basic	$0.66	1.02
Diluted	0.63	1.00
Pro forma:
Basic	0.66	1.02
Diluted	0.63	1.00

(i)	Statements of Cash Flows

The Company considers cash on hand and in other banks and interest–bearing deposits in other banks to be cash and cash equivalents.

(j)	Recent Accounting Pronouncements

On December 24, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was issued on January 17, 2003. FIN 46 provides consolidation guidance for situations in which voting equity interests do not adequately reflect the controlling interests in an entity. The Interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to operate without additional subordinated financial support from other parties. Management is currently assessing the impact of FIN 46R, and does not expect this interpretation to have any impact to the consolidated financial statements upon adoption on December 31, 2004.

In March 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 105, Application of Accounting Principles to Loan Commitments, which summarized the views of the staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The SAB requires that the fair value measurement of a loan commitment that is accounted for as a derivative includes only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected cash flows related to the customer relationship or loan servicing. This SAB is effective for loan commitments entered into after March 31, 2004. The Company adopted SAB 105 on April 1, 2004, and the effect was not material.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

In March 2004, the FASB’s Emerging Issues Task Force reached a consensus of EITF Issue No. 03–1, The Meaning of Other–Than–Temporary Impairment and Its Application to Certain Investments. The guidance prescribes a three–step model for determining whether an investment is other–than–temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance is effective for reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods ending after June 15, 2004. The Company has adopted the requirements of this EITF.

(2)	Securities Available for Sale

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as available for sale are summarized as follows:

	June 30, 2004
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$6,911,086	123,923	(28,839)	7,006,170
Mortgage–backed securities	47,210,716	369,044	(637,414)	46,942,346
Other	2,805,831	114	(37,430)	2,768,515

	$56,927,633	493,081	(703,683)	56,717,031

	June 30, 2003
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$4,415,929	255,911	—	4,671,840
Mortgage–backed securities	47,706,152	1,328,937	(1,020)	49,034,069
Other	16,716	—	—	16,716

	$52,138,797	1,584,848	(1,020)	53,722,625

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

The amortized cost and estimated fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2004
	Amortized cost	Fair value
Due in one year or less	$—	—
Due after one year through five years	804,515	832,364
Due after five years through ten years	5,501,658	5,521,746
Due after ten years	604,913	652,061

	6,911,086	7,006,171
Mortgage-backed securities	47,210,716	46,942,345
Other	2,805,831	2,768,515

	$56,927,633	56,717,031

Proceeds from sales of available for sale securities were $2,983,710 and $10,965,222 in 2004 and 2003, respectively. Gross gains of $62,490 and $353,929 were realized on these sales in 2004 and 2003, respectively. There were no gross losses realized on these sales in 2004 or 2003.

Securities designated as available for sale with carrying values (fair values) of $2,258,632 have been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,325,000 at June 30, 2004.

The following table shows the Company’s combined investments’ gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at June 30, 2004:

	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses
U.S. Government agency securities	$3,136,575	(28,839)	—	—	3,136,575	(28,839)
Mortgage–backed securities	32,072,269	(628,361)	599,567	(9,053)	32,671,836	(637,414)
Other	1,863,311	(37,430)	—	—	1,863,311	(37,430)

	$37,072,155	(694,630)	599,567	(9,053)	37,671,722	(703,683)

At June 30, 2004, the Company has 66 individual available–for–sale securities that were in an unrealized loss position. Only one of these investment securities had been in an unrealized loss position for longer than 12 months. All of these securities’ impairments are deemed not to be other than temporary impairment and is primarily due to the fact that these securities have experienced volatility in their market prices as a result of current market conditions, with no credit concerns related to the entities that issued the securities. The Company does not expect any permanent impairment to develop related to these securities.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

(3)	Securities Held to Maturity

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as held to maturity are summarized as follows:

	June 30, 2004
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$61,459	2,113	—	63,572
Mortgage– backed securities	4,132,682	278,256	—	4,410,938

	$4,194,141	280,369	—	4,474,510

	June 30, 2003
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$101,110	7,204	—	108,314
Mortgage– backed securities	7,113,828	492,122	—	7,605,950

	$7,214,938	499,326	—	7,714,264

The amortized cost and estimated fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2004
	Amortized cost	Fair value
Due in one year or less	$61,459	63,572
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	—	—

	61,459	63,572
Mortgage– backed securities	4,132,682	4,410,938

	$4,194,141	4,474,510

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

(4)	Loans Receivable, Net

Loans receivable are summarized as follows:

	June 30
	2004	2003
Mortgage loans:
Secured by one–to–four family residential properties	$27,541,741	30,680,390
Secured by nonresidential properties	1,164,000	451,000
Consumer loans	8,054,443	7,260,937
Savings account loans	714,397	812,500
Commercial loans	413,453	179,384

	37,888,034	39,384,211
Less:
Unearned interest income	246,342	359,599
Deferred loan costs, net	20,807	(32,568)
Allowance for loan losses	144,298	139,573

Loans receivable, net	$37,476,587	38,917,607

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

In the normal course of business, loans are made to officers, directors, and employees of the Company and the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 2004 and 2003, $319,628 and $303,207, respectively, of these loans were outstanding. The change from June 30, 2003 to June 30, 2004 reflects payments amounting to $102,531 and advances of $118,952 made during the year.

An analysis of the Company’s allowance for loan losses is as follows:

	Years ended June 30
	2004	2003
Balance, beginning of year	$139,573	133,233
Provision for loan losses	11,600	13,000
Charge–offs	(6,875)	(6,660)

Balance, end of year	$144,298	139,573

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

At June 30, 2004 and 2003, nonaccrual loans totaled $143,445 and $100,601, respectively. Neither cash income recognized nor interest income foregone on nonaccrual loans was significant for fiscal years 2004 and 2003, respectively.

(5)	Accrued Interest and Dividends Receivable

Accrued interest and dividends receivable is summarized as follows:

	June 30
	2004	2003
Securities available for sale	$285,703	290,416
Securities held to maturity	24,953	42,854
Loans receivable, net	122,065	140,252
Federal Home Loan Bank stock	6,895	9,437

	$439,616	482,959

(6)	Premises and Equipment, Net

Premises and equipment are summarized as follows:

	June 30
	2004	2003
Land	$340,486	340,486
Building and improvements	468,059	465,752
Leasehold improvements	11,390	11,390
Furniture, fixtures, and equipment	295,629	377,040

	1,115,564	1,194,668
Less accumulated depreciation and leasehold amortization	(629,999)	(687,892)

	$485,565	506,776

Depreciation and leasehold amortization expense charged to office building and equipment expense in 2004 and 2003 totaled approximately $44,989 and $58,143, respectively.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

(7)	Deposits

Deposits are summarized as follows:

	June 30, 2004		June 30, 2003
	Amount	Percent	Amount	Percent
Demand, NOW, and money market accounts, including non–interest bearing deposits of $548,415 and $395,568 at June 30, 2004 and 2003 respectively	$14,735,265	17.97%	9,430,503	11.18%
Passbook savings	6,881,697	8.39%	9,247,684	10.96%

	21,616,962	26.36%	18,678,187	22.14%
Certificates of deposit:
0.01 – 2.00% interest rate	20,525,383	25.03%	13,949,297	16.54%
2.01 – 4.00% interest rate	36,404,409	44.39%	42,475,925	50.35%
4.01 – 6.00% interest rate	3,458,327	4.22%	8,574,471	10.16%
6.01 – 8.00% interest rate	—	—	679,429	0.81%

	60,388,119	73.64%	65,679,122	77.86%

	$82,005,081	100.00%	84,357,309	100.00%

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $13,441,055 and $13,414,360 at June 30, 2004 and 2003, respectively.

At June 30, 2004, the scheduled maturities of time deposits are as follows:

2005	$25,329,374
2006	14,380,527
2007	7,114,198
2008	4,459,919
2009	9,042,287
Thereafter	61,814

Total	$60,388,119

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

Interest expense on deposits consisted of the following:

	Years ended June 30
	2004	2003
Passbook savings	$42,834	105,361
NOW and money market accounts	91,330	131,846
Certificates of deposit	1,645,744	2,281,042

	$1,779,908	2,518,249

(8)	Income Taxes

The provision for income taxes for the periods indicated is summarized as follows:

	Years ended June 30
	2004	2003
Current provision:
Federal	$335,143	469,184
State	44,510	61,787

	379,653	530,971
Deferred provision	1,230	64,816

	$380,883	595,787

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

	Years ended June 30
	2004	2003
Pretax income at statutory rates	$325,800	506,685
Add:
State income tax, net of federal tax benefit	29,505	45,283
Other, net	25,578	43,819

	$380,883	595,787

Effective tax rate	40%	40%

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

The components of the net deferred tax asset or liability at June 30, 2004 and 2003 were as follows:

	June 30
	2004	2003
Accumulated amortization of intangibles	$41,954	74,665
Allowance for loan losses, net	27,144	68,415
Accruals for employee benefit plans	124,388	89,457
Unrealized net loss on securities available for sale	80,169	—
Other	16,833	—

Deferred tax asset	290,488	232,537

Federal Home Loan Bank stock dividend	(31,373)	(57,369)
Accretion of discount on securities	(226,602)	(221,388)
Deferred loan fees and costs, net	(134,415)	(117,054)
Other	—	(17,567)
Unrealized net gain on securities available for sale	—	(472,072)

Deferred tax liability	(392,390)	(885,450)

Net deferred tax liability	$(101,902)	(652,913)

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

(9)	Federal Home Loan Bank Advances

Federal Home Loan Bank advances at June 30, 2004 consisted of the following:

5.22% note payable, due March 20, 2006	$2,000,000
3.22% note payable, due December 4, 2006	1,000,000
4.08% note payable, due October 17, 2007	1,346,583
4.16% note payable, due October 17, 2007	1,570,084
5.72% note payable, due March 19, 2008	1,000,000

$6,916,667

The Federal Home Loan Bank notes are payable to the Federal Home Loan Bank of Atlanta and are secured by the Federal Home Loan Bank stock owned by the Bank with a carrying value of $792,300, as well as a pledge of certain securities with a carrying value of $19,557,883 at June 30, 2004. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

Scheduled principal payments required for Federal Home Loan Bank advances are as follows:

2005	$—
2006	2,000,000
2007	1,000,000
2008	3,916,667

$6,916,667

(10)	Commitments and Contingencies

(a)	Leases

The Company has operating lease agreements for its branch offices. Rental expense under these leases aggregated $7,364 for fiscal years 2004 and 2003. The aggregate annual minimum rental commitments under the terms of all noncancelable leases at June 30, 2004 are as follows:

Amount
Fiscal year:
2005	$7,337
2006	3,682
2007	—

$11,019

(b)	Off–Balance–Sheet Items

The Company’s policies as to collateral and assumption of credit risk for off–balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the off–balance sheet exposures the Bank has are its commitments to fund unused lines of credit. At June 30, 2004, the Company had $627,000 in outstanding commitments to originate residential real estate loans. Additionally, at June 30, 2004, the Bank had provided approximately $1,144,127 in unused lines of credit.

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

June 30, 2004 and 2003

measures of the Bank’s assets, liabilities, and certain off–balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table which follows) of Total and Tier 1 capital (as defined in the regulations) to risk–weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2004 and 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2004 and 2003, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk–based, Tier 1 risk–based, and Tier 1 leverage ratios as set forth in the tables which follow.

Actual capital amounts and ratios are presented in the table below for the Company and the Bank:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
June 30,2004:
Total capital (to risk weighted assets):
Consolidated	$17,497	47.2%	$2,967	8.0%	$	N/A	N/A
Southern Bank Company	16,595	44.7%	2,967	8.0%		3,709	10.0%
Tier 1 (core) capital (to risk weighted assets):
Consolidated	17,353	46.8%	1,483	4.0%		N/A	N/A
Southern Bank Company	16,451	44.4%	1,483	4.0%		2,225	6.0%
Tier 1 (core) capital (to adjusted total assets):
Consolidated	17,353	16.2%	4,284	4.0%		N/A	N/A
Southern Bank Company	16,451	15.4%	4,284	4.0%		5,355	5.0%
Tangible capital (to adjusted total assets):
Consolidated	17,353	16.2%	1,607	1.5%		N/A	N/A
Southern Bank Company	16,451	15.4%	1,607	1.5%		N/A	N/A

June 30,2003:
Total capital (to risk weighted assets):
Consolidated	$17,852	52.3%	$2,729	8.0%	$	N/A	N/A
Southern Bank Company	15,400	45.2%	2,729	8.0%		3,411	10.0%
Tier 1 (core) capital (to risk weighted assets):
Consolidated	17,712	51.9%	1,364	4.0%		N/A	N/A
Southern Bank Company	15,260	44.7%	1,364	4.0%		2,046	6.0%
Tier 1 (core) capital (to adjusted total assets):
Consolidated	17,712	16.0%	4,426	4.0%		N/A	N/A
Southern Bank Company	15,260	13.8%	4,426	4.0%		5,532	5.0%
Tangible capital (to adjusted total assets):
Consolidated	17,712	16.0%	1,660	1.5%		N/A	N/A
Southern Bank Company	15,260	13.8%	1,660	1.5%		N/A	N/A

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

June 30, 2004 and 2003

(i) 100% of its net income to date during the calendar year plus the amount that would reduce by one–half its “surplus capital ratio” (the excess capital over its fully phased–in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four–quarter period. Any additional capital distributions require prior regulatory approval.

The Company’s principal source of funds for dividend payments is dividends from the Bank. Certain restrictions exist regarding the ability of the Bank to pay dividends to the Company. At July 1, 2004, dividend payments by the Bank were subject to regulatory approval. The Company’s ability to pay dividends will be largely dependent upon dividends to the Company from the Bank. Pursuant to the OTS regulations, the Bank will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders’ equity would be reduced below the amount required for the liquidation account or if stockholders’ equity would be reduced below the amount required by the OTS.

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

In the determination of comprehensive income, certain reclassification adjustments are made to avoid double–counting items that are displayed as part of the net income and accumulated other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the two years ended June 30:

	2004
	Before tax amount	Tax effect	After tax amount
Unrealized losses arising during the year	$(1,731,940)	532,918	(1,199,022)
Reclassification for adjustments for gains included in net earnings	(62,490)	19,323	(43,167)

Net change in unrealized losses on securities	$(1,794,430)	552,241	(1,242,189)

	2003
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the year	$856,920	(290,768)	566,152
Reclassification for adjustments for gains included in net earnings	(353,929)	119,751	(234,178)

Net change in unrealized gains on securities	$502,991	(171,017)	331,974

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

(12)	Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended June 30, 2004 and 2003. Common stock outstanding consists of issued shares less treasury stock, unallocated Employee Stock Ownership Plan (ESOP) shares (see note 13), and shares held in trust. Diluted earnings per share for the years ended June 30, 2004 and 2003 was computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Management Recognition Plan (MRP) and the Stock Option Plan, based on the treasury stock method, using an average fair market value of the stock during the respective periods.

The following table represents the earnings per share calculations for the years ended June 30, 2004 and 2003:

	Income	Shares	Per share amount
2004:
Basic earnings per share	$577,354	878,391	$0.66
Dilutive securities:
Incentive stock option plan shares	—	34,313

Dilutive earnings per share	$577,354	912,704	0.63

2004:
Basic earnings per share	$894,462	876,172	$1.02
Dilutive securities:
Incentive stock option plan shares	—	18,249

Dilutive earnings per share	$894,462	894,421	1.00

Options to purchase 11,800 shares of common stock at $14.56 per share were outstanding during all four quarters of 2004 and 2003. During 2004, these options were included in the computation of diluted EPS because the options’ exercise price was less than the average market price of the common shares. During 2003, these options were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares.

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

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

Expense related to the ESOP was approximately $147,000 and $116,000 for 2004 and 2003. Unearned compensation related to the ESOP was $70,715 and $156,495 at June 30, 2004 and 2003, respectively, and is shown as a reduction of stockholders’ equity in the accompanying consolidated statements of financial condition.

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

During fiscal 1996, the Bank established an MRP which purchased 58,190 shares of the Company’s common stock on the open market. The MRP provides for awards of common stock to directors and officers of the Bank. As of June 30, 2004, all awarded shares related to the MRP were allocated to directors and officers of the Bank.

Shares held in trust related to the MRP totaled 14,430 at June 30, 2004 and 2003, respectively. These shares, which were purchased for an average price per share of $12.84, amounted to $185,234 at June 30, 2004 and 2003, respectively, and are shown as a reduction of stockholders’ equity in the accompanying consolidated statements of financial condition.

(c)	Simplified Employee Pension Plan

The Company established a Simplified Employee Pension Plan (SEP) for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The Company can make a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $43,583 and $41,633 for fiscal years 2004 and 2003, respectively.

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

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

Under the Option Plan, the Company may grant options up to 145,745 shares and has granted options outstanding of 81,496 shares through June 30, 2004. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant’s completion of five years of service.

The Company purchased shares in the open market to be issued upon exercise of stock options. Such shares are reflected at cost as shares held in trust in the accompanying consolidated statements of financial condition. During 2004 and 2003, the Company did not purchase any shares to be used for the exercise of options. The total number of shares held in trust related to the Option Plan was 20,369 and 51,308 and amounted to $310,178 and $666,907 at June 30, 2004 and 2003, respectively.

A summary of the status of the Company’s Option Plan at June 30, 2004 and 2003 and the changes during the years then ended is as follows:

	2004		2003
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year:	125,031	$11.91	125,031	$11.91
Forfeitures	(12,596)	11.69	—	—
Exercised	(30,939)	11.53	—	—
Granted	—	—	—	—

Outstanding at end of year	81,496	$12.09	125,031	$11.91

Exercisable at end of year	81,206	$12.11	124,449	$11.93

Weighted average fair value of the options granted	N/A		N/A

(15)	Fair Value of Financial Instruments

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

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

This table summarizes the Company’s carrying amount and fair value of financial instruments:

	June 30
	2004		2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in thousands )		(in thousands)
Assets:
Cash on hand and in banks	$5,734	5,734	9,393	9,393
Securities – available for sale	56,717	56,717	53,723	53,723
Securities – held to maturity	4,194	4,475	7,215	7,714
Federal Home Loan Bank stock	792	792	886	886
Loans held for sale	—	—	50	50
Loans receivable, net	37,477	38,956	38,918	42,722
Accrued interest and dividends receivable	440	440	483	483

Liabilities:
Deposits	82,005	82,760	84,357	85,279
Federal Home Loan Bank advances	6,917	7,123	7,750	7,972
Accrued interest payable	35	35	39	39

The following methods and assumptions were used by the Company in estimating the fair values provided above:

(a)	Cash and Cash Equivalents

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

June 30, 2004 and 2003

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

June 30, 2004 and 2003

(16)	Parent Company Financial Statements

Separate condensed financial statements of The Southern Banc Company, Inc. (the Parent Company) as of and for the years ended June 30, 2004 and 2003 are presented below:

Statements of Financial Condition

June 30, 2004 and 2003

(Dollar amounts in thousands)

	2004	2003
Assets:
Cash and cash equivalents	$744	2,218
Investment in subsidiary	16,397	16,415
ESOP loan receivable	126	232
Other assets	8	11

Total assets	$17,275	18,876

Liabilities:
Other liabilities	$22	10

Stockholders’ equity:
Preferred stock	—	—
Common stock	15	15
Additional paid–in capital	13,910	13,818
Retained earnings	11,341	11,082
Unearned compensation	(71)	(157)
Shares held in trust	(495)	(852)
Treasury stock	(7,347)	(6,182)
Accumulated other comprehensive income	(100)	1,142

Total stockholders’ equity	17,253	18,866

Total liabilities and stockholders’ equity	$17,275	18,876

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

Statements of Income

Years ended June 30, 2004 and 2003

(Dollar amounts in thousands)

	2004	2003
Income:
Dividends	$—	2,000
Interest	19	24

	19	2,024
Expense	(120)	(117)

(Loss) income before income taxes and equity in undistributed income of subsidiaries	(101)	1,907

Benefit for income taxes	39	32

(Loss) income before equity in undistributed income of subsidiaries	(62)	1,939

Distribution in excess of current year income of subsidiaries	—	(1,045)
Equity in undistributed current year income of subsidiaries	639	—

Net income	$577	894

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2004 and 2003

Statements of Cash Flows

Years ended June 30, 2004 and 2003

(Dollar amounts in thousands)

	2004	2003
Cash flows from operating activities:
Net income	$577	894
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Distribution in excess of (equity in undistributed) current year earnings of subsidiaries’	(639)	1,045
Decrease in other assets	3	12
Decrease in other liabilities	—	(30)

Net cash (used in) provided by operating activities	(59)	1,921

Cash flows from financing activities:
Payments received on ESOP loan	106	105
Purchase of treasury stock	(1,164)	(540)
Cash dividends paid	—	(310)
Proceeds from stock options exercised	(357)	—

Net cash used in financing activities	(1,415)	(745)

(Decrease) increase in cash and cash equivalents	(1,474)	1,176

Cash and cash equivalents, beginning of year	2,218	1,042

Cash and cash equivalents, end of year	$744	2,218