Form 10KSB, Exhibit 13
period 2005-06-30
SOUTHERN BANC CO INC
filed 2005-09-28
CIK 946453

Exhibit 13

2005

A N N U A L     R E P O R T

THE SOUTHERN BANC COMPANY, INC.

Dear Fellow Shareholders,

Once again it is my privilege to report the results of our latest fiscal year. In 2005, we fought to maintain our interest rate margin while offering our customers value and service. As short-term rates on deposits increased and long-term rates on loans did not, our business did not create the profits that we would have hoped. However, due to a lucky turn of events, an investment in our data processing service bureau created a large windfall. Because of this good fortune, our results are better than we deserve.

It is not our practice to comment on future results, but we do not expect to be so fortunate next year and will wait out this painful but necessary shift in monetary policy. We continue to invest in the future of the company and look to long-term results rather than managing for the next quarter. We invest only where we think it prudent and spend on those services which add value to your company. This policy, combined with an effort to reduce costs, should provide us with years of solid returns.

Please call me with any questions or comments and thank you again for your support of the company.

Sincerely,

Gates Little

President and Chairman

The Southern Banc Company, Inc.

THE SOUTHERN BANC COMPANY, INC.

The Southern Banc Company, Inc. (the “Company”) was incorporated at the direction of management of The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama (the “Bank”), for the purpose of serving as the holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from mutual to stock form in 1995. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision (“OTS”). At June 30, 2005, the Company had total consolidated assets of $104.8 million, deposits of $81.7 million and stockholders’ equity of $16.7 million, or 15.9% of total assets.

The Bank was organized in 1936 as a federally chartered mutual savings and loan association, at which time it also became a member of the Federal Home Loan Bank (“FHLB”) System and obtained federal deposit insurance. The Bank currently operates through four banking offices located in Gadsden, Albertville, Guntersville and Centre, Alabama. In 1999, the Bank adopted its current corporate title.

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

MARKET FOR COMMON STOCK

AND RELATED STOCKHOLDER MATTERS

At June 30, 2005, there were 859,660 shares of the Common Stock outstanding and approximately 216 stockholders of record. This total does not reflect the number of persons or entities who hold Common Stock in nominee or “street name” through various brokerage firms.

In January 2004, The Southern Banc Company, Inc. announced that its application to voluntarily delist its Common Stock from trading on the American Stock Exchange had been approved by the Securities and Exchange Commission (“SEC”). In approving this action, the Company’s Board of Directors determined that it was in the best interests of the Company and its stockholders to delist. The Board considered several factors, including the following: (a) the limited number of stockholders of record, (b) the costs associated with maintaining the Company’s status as a listed company, (c) the limited volume of trading of the shares, and (d) no analysts currently covering the Company and its shares. The Board of Directors determined that the costs of remaining a listed company outweighed the benefits. Due to the Company’s small number of stockholders and limited trading volume, the Company did not enjoy many of the traditional benefits of being an exchange-listed company. The cost reductions associated with delisting are expected to make the Company more profitable and bring more long-term value to its stockholders.

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

Since delisting, the Board of Directors has considered terminating the Company’s annual, quarterly and other periodic reports to the SEC. The Company will continue to submit these reports until a final determination is made.

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

	Price Per Share		Dividends Per Share
	High	Low
Fiscal 2004
First Quarter	$19.00	$15.20	$.0875
Second Quarter	$16.99	$15.89	$.0875
Third Quarter*	$16.25	$15.53	$.0875
Fourth Quarter*	$17.50	$16.00	$.0875

Fiscal 2005
First Quarter*	$17.75	$16.75	$.0875
Second Quarter*	$17.60	$17.00	$.0875
Third Quarter*	$17.00	$15.75	$.0875
Fourth Quarter*	$18.00	$15.10	$.0875

*	On January 8, 2004, the Company voluntarily delisted its Common Stock from trading on the American Stock Exchange. Since that date, the Common Stock trades in the OTCBB. Over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Year Ended June 30,
	2005	2004	2003	2002	2001
	(In thousands, except per share data)
INCOME STATEMENT DATA
Interest income	$4,967	$5,007	$5,890	$6,299	$6,812
Interest expense	2,236	2,119	2,898	3,566	4,345

Net interest income	2,731	2,888	2,992	2,733	2,467
Provision for loan losses	15	12	13	27	30

Net interest income after provision for loan losses	2,716	2,876	2,979	2,706	2,437
Non-interest income	536	235	524	183	200
Non-interest expense	2,209	2,153	2,013	1,853	1,892

Income before provision for income taxes	1,043	958	1,490	1,036	745
Provision for income taxes	393	381	596	403	278

Net income	$650	$577	$894	$633	$467

Earnings per share
Basic	$0.78	$0.66	$1.02	$0.69	$0.53

Diluted	$0.76	$0.63	$1.00	$0.69	$0.53

	Year Ended June 30,
	2005	2004	2003	2002	2001
	(In thousands)
BALANCE SHEET DATA
Total assets	$104,811	$106,353	$111,701	$110,002	$97,164
Loans receivable, net	35,531	37,477	38,918	34,515	37,587
Securities:
Available for sale	59,403	56,717	53,723	53,753	35,635
Held to maturity	3,660	4,194	7,215	11,527	17,513
Federal Home Loan Bank stock	509	792	886	1,449	724
Deposits	81,737	82,005	84,357	81,557	79,843
Federal Home Loan Bank advances.	6,083	6,917	7,750	9,583	0
Stockholders’ equity	16,703	17,253	18,866	18,344	17,046

	Year Ended June 30,
	2005	2004	2003	2002	2001
KEY OPERATING DATA
Return on average assets	0.61%	0.54%	0.80%	0.58%	0.48%
Return on average equity	3.73%	3.25%	4.68%	3.48%	2.74%
Average equity to average assets	16.27%	16.67%	17.02%	16.62%	17.59%
Dividend payout ratio	43.75%	53.03%	31.31%	48.61%	66.04%
Number of offices	4	4	4	4	4

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The principal business of the Company consists of accepting deposits from the general public through the Bank’s main and branch offices and investing those funds in loans secured by one-to-four family residential properties and consumer loans located in the Bank’s primary market area. Due to the competition for one-to-four family mortgage loans and consumer loans in the Bank’s market area, the Bank maintains a substantial portfolio of investment and mortgage-backed securities. The Bank’s mortgage-backed securities are all guaranteed as to principal and interest by GNMA, Freddie Mac or Fannie Mae. The Bank’s securities portfolio consists primarily of mortgage backed securities, government agency securities, including agency notes and U. S. Treasury Notes. See Notes 2 and 3 of Notes to Consolidated Financial Statements. The Bank maintains a substantial amount in interest-bearing deposits in other banks, primarily interest-bearing accounts with the FHLB of Atlanta and Compass Bank.

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

Comparison of Financial Condition at June 30, 2005 and June 30, 2004

Total assets decreased approximately $1.5 million, or 1.5%, from $106.4 million at June 30, 2004 to $104.8 million at June 30, 2005. During the year ended June 30, 2005, net loans decreased approximately $2.0 million, or 5.2%, from $37.5 million to $35.5 million. The decrease in net loans was primarily attributable to loan repayments and a decrease in origination of new loans. For the period ended June 30, 2005, securities available for sale increased approximately $2.7 million, or 4.7%, from $56.7 million to $59.4 million. During the period ended June 30, 2005, securities held to maturity decreased approximately $534,000, or 12.7%, from $4.2 million to $3.7 million.

Cash and cash equivalents decreased approximately $1.6 million, or 28.4%, from $5.7 million at June 30, 2004 to $4.1 million at June 30, 2005. This decrease was primarily attributable to purchases of securities available for sale and decreases in deposits and FHLB advances.

Accrued interest and dividends receivable increased approximately $1,000, or 0.3%, from $440,000 at June 30, 2004 to $441,000 at June 30, 2005. This increase was primarily attributable to an increase in interest receivable on securities available for sale. Prepaid expenses and other assets increased approximately $38,000, or 7.3%, from $514,000 at June 30, 2004 to $552,000 at June 30, 2005.

Total deposits decreased approximately $269,000, or 0.3%, from $82.0 million at June 30, 2004 to $81.7 million at June 30, 2005. This decrease was primarily attributable to the competitive interest rate market. FHLB advances decreased approximately $833,000, or 12.1%, from $6.9 million at June 30, 2004 to $6.1 million at June 30, 2005. The decrease in FHLB Advances was attributable to repayments based on the fixed payment schedule. Other liabilities during the fiscal year ended June 30, 2005 increased approximately $110,000, or 61.2%, from $179,000 at June 30, 2004 to $289,000 at June 30, 2005. The increase in other liabilities was primarily attributable to an increase in accrued expenses for federal and state income taxes.

Total equity decreased approximately $550,000, or 3.2%, from $17.3 million at June 30, 2004 to $16.7 million at June 30, 2005. This decrease was primarily attributable to an increase in the unrealized losses on securities available for sale, payment of cash dividends on common stock, and stock repurchases, offset by the amortization of unearned compensation and an increase in retained earnings resulting from current year earnings of $650,000.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2005 and 2004

The Company reported net income for the fiscal years ended June 30, 2005 and 2004 of approximately $672,000 and $577,000, respectively. The increase in net income for the fiscal year ended June 30, 2005 was primarily attributable to an increase in non-interest income of approximately $301,000, or 128.2%, offset in part by a decrease in the net interest margin of approximately $160,000 and an increase in non-interest expense of approximately $56,000. The increase in non-interest income was primarily attributable to a gain on the sale of stock owned by the Company in its data processing service bureau. The decrease in the net interest margin was primarily attributable to a decrease in interest income of approximately $40,000, primarily interest and dividends on securities, and an increase in interest on deposits of approximately $116,000, during a period of rising interest rates. The increase in non-interest expense was primarily due to an increase in office building and equipment expense related to an upgrade of the teller platform and operating system.

Net Interest Income. Net interest income decreased approximately $156,000, or 5.4%, from $2.9 million at June 30, 2004 to $2.7 million at June 30, 2005. This decrease was primarily attributable to decreases in interest and fees on loans and securities held to maturity of approximately $202,000, or 9.0% and $128,000, or 32.6% respectively. Total interest income decreased approximately $40,000, or 0.8%, for the fiscal year ended June 30, 2005. The decrease in interest income was primarily due to the decrease in average yields on interest earning assets. Total interest expense increased approximately $116,000, or 5.5%, for the fiscal year ended June 30, 2005 compared with the fiscal year ended June 30, 2004. The increase in total interest expense was primarily attributable to an increase in the average cost of interest-bearing liabilities during a period of rising interest rates.

Provision for Loan Losses. During the fiscal year ended June 30, 2005, the provision for loan losses increased approximately $4,000, or 29.3%, from $11,000 at June 30, 2004 to approximately $15,000 at June 30, 2005. The allowance for loan losses is based on management’s evaluation of possible loan losses inherent in the Bank’s loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

Non-Interest Income. Non-interest income increased approximately $301,000, or 128.2%, for the fiscal year ended June 30, 2005, from $235,000 for the year ended June 30, 2004 to $536,000. The increase in non-interest income was primarily attributable to a gain on the sale of stock owned by the Company in its data processing service bureau of approximately $329,000 offset in part by a decrease in gains on available for sale securities of approximately $29,000.

Non-Interest Expense. Non-interest expense increased approximately $56,000, or 2.6%, for the fiscal year ended June 30, 2005. This increase was primarily attributable to an increase in salaries and employee benefits of approximately $28,000, or 2.3%, an increase in office building and equipment expenses of approximately $97,000, or 119.3%, and an increase in data processing expense of approximately $24,000, or 11.23%, offset by a decrease in professional service expense of approximately $38,000 or 16.0%, and a decrease in other operating expenses of approximately $54,000, or 14.4%. The increases were primarily attributable to purchases of computer equipment and services associated with the upgrade of the banks core processing system. The decreases were primarily attributable to reduced expenses related to employee benefits, legal fees and other miscellaneous one time fees associated with the delisting of the Company’s common stock.

Provision for Income Taxes. During the fiscal year ended June 30, 2005, the provision for income tax expense increased approximately $13,000, or 3.4%. This increase was primarily attributable to an increase in taxable net income for the year ended June 30, 2005, as compared to the year ended June 30, 2004. Income tax expense was approximately $394,000 for the year ended June 30, 2005, compared to approximately $381,000 for the year ended June 30, 2004, resulting in an effective tax rate of 38% and 40%, respectively. The statutory federal tax rate in both years was 34%. See Note 8 of Notes to Consolidated Financial Statements for reconciliation between statutory tax rate and effective tax rate.

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

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank’s assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank’s net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank’s assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank’s net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank’s policy has been to seek to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing the following strategies: (i) the Bank has historically maintained substantial liquidity and capital levels to sustain unfavorable movements in market interest rates; and (ii) in order to minimize the adverse effect of interest rate risk on future operations, the Bank purchases adjustable- and fixed-rate securities with maturities of primarily five to fifteen years and originates limited amounts of shorter term consumer loans.

The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value (“NPV”) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank’s NPV of sudden and sustained 100 basis point to 400 basis point increases and decreases in market interest rates. The Bank’s Board of Directors has adopted an interest rate risk policy which establishes maximum increases and decreases in the Bank’s estimated NPV of 25%, 50% and 77% and 25%, 35% and 50% in the event of 100, 200 and 300 basis point increases and decreases in market interest rates, respectively. At June 30, 2005, based on the most recent information provided by the OTS, management estimated that the Bank’s NPV would decrease 11%, 22% and 33% and increase 7% and 9% in the event of 100, 200 and 300 basis point increases and a 100 and 200 basis point decreases in market interest rates, respectively. These calculations indicate that the Bank’s net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Bank’s net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank’s interest-bearing liabilities would be expected to mature or reprice more quickly than the Bank’s interest-earning assets.

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

The table also presents information for the periods indicated and at June 30, 2005 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or “interest rate spread,” which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution’s net interest income is its “net yield on interest-earning assets,” which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Years Ended June 30,
	2005			2004
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$35,868	$2,042	5.69%	$37,544	$2,243	5.97%
Securities	63,233	2,865	4.53	60,136	2,721	4.52
Other interest-earning assets	2,598	60	2.31	4,296	43	1.00

Total interest-earning assets	101,699	4,967	4.89	101,976	5,007	4.91
Non-interest-earning assets	5,058			4,238

Total assets	$106,757			$106,214

Interest-bearing liabilities:
Deposits	$82,273	1,937	2.36	$81,079	1,780	2.20
FHLB advances	6,555	299	4.56	6,913	340	4.92

Total interest-bearing liabilities	88,828	2,236	2.52	87,992	2,120	2.41

Non-interest-bearing liabilities	521			437

Total liabilities	89,349			88,429
Stockholders’ Equity	17,408			17,785

Total liabilities and equity	$106,757			$106,214

Net interest income		$2,731			$2,887

Interest rate spread			2.37%			2.50%

Net interest margin			2.69%			2.83%

Ratio of average interest-earning assets to average interest-bearing liabilities			114.49%			115.89%

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

	Year Ended June 30,
	2005 vs. 2004
	Increase (Decrease) Due to
	Rate	Volume	Total
	(In thousands)
Interest income
Loans	$(101)	$(100)	$(201)
Securities	4	140	144
Other interest-earning assets	71	(54)	17

Total interest-earning assets	(26)	(14)	(40)

Interest expense
Deposits	131	26	157
Interest on FHLB advances	(23)	(18)	(41)

Total interest-bearing liabilities	108	8	116

Change in net interest income	$(134)	$(22)	$(156)

Liquidity and Capital Resources

As a thrift holding company, the Company conducts its business through its subsidiary, the Bank, which is required to maintain minimum levels of liquid assets as defined by regulations of the OTS. The requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4.0%. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

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

The Bank continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 2005, the Bank had approximately $4.1 million in cash on hand and interest-bearing deposits in other banks, which represented 3.9% of total assets. The Bank’s average liquidity ratio well exceeded the required minimum at and during the fiscal year ended June 30, 2005. At June 30, 2005, the Bank’s level of liquid assets, as measured for regulatory compliance purposes, was $13.9 million, or 16.7% of total liquid assets of the Bank.

At June 30, 2005, the Bank had $15.8 million of total equity, or 15.0% of total assets. The Bank continued to exceed its regulatory capital requirement ratios at June 30, 2005. Tangible capital and core capital were each $15.8 million, which represented 14.8% of adjusted total assets, and risk-based capital was $15.9 million, which represented 43.1% of total risk-weighted assets at June 30, 2005. Such amounts exceeded the respective minimum required ratios of 1.5%, 4.0% and 8.0% by 13.4%, 10.9% and 35.1%, respectively. At June 30, 2005, the Bank continued to meet the definition of a “well-capitalized” institution, the highest of the five categories under the prompt corrective action standards adopted by the OTS. See Note 11 of Notes to Consolidated Financial Statements.

Contractual Obligations

The following table sets forth the contractual obligations of the Bank as of June 30, 2005.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(In thousands)
FHLB advances (1)	$2,833	$3,250	$0	$0	$6,083
Operating leases (2)	4	0	0	0	4
Certificates of deposit (3)	29,312	15,757	14,731	49	59,849

Total	$31,316	$19,840	$14,731	$49	$65,936

(1)	See Note 9 of Notes to Consolidated Financial Statements.
(2)	See Note 10 of Notes to Consolidated Financial Statements.
(3)	See Note 7 of Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

The following table sets forth off-balance sheet arrangements of the Bank as of June 30, 2005.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(In thousands)
Lines of credit – consumer	$0	$0	$1,171	$0	$1,171
Lines of credit–commercial	197	0	0	0	197
Commitments to originate real estate loans	972	0	0	0	972
Overdraft protection	6	0	0	0	6

Total	$1,175	$0	$1,171	$0	$2,346

In the normal course of business, the Bank is a party to activities that contain credit, market and operational risk that are not reflected in the Company’s Consolidated Financial Statements. The Bank provides customers with off-balance sheet credit support through loan commitments and lines of credit. Many of the commitments expire unused or are only partially used. Therefore, the total amount of commitments does not necessarily represent future cost requirements. The Company anticipates that the Bank will continue to have sufficient funds together with available borrowings to satisfy its commitments. At June 30, 2005, the Bank had approximately $972,000 in outstanding commitments to originate residential real estate. See Note 10(b) of Notes to Consolidated Financial Statements.

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

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment. The Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Option No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The Statement establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee service in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The Statement eliminates the alternative to use APB Opinion 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The Statement is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and for public entities that file as small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company currently accounts for its stock options under APB No. 25, and is currently evaluating the impact the adoption of this statement will have on its statement of condition and results of operations.

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

Change in Independent Registered Public Accounting Firm

On December 3, 2004, the Audit Committee dismissed the Company’s independent registered public accounting firm, KPMG LLP (“KPMG”), and appointed Barfield, Murphy, Shank & Smith, P.C. (“BMSS”) as its new independent registered public accounting firm. This determination followed the Company’s decision to seek proposals from independent accountants to audit the Company’s financial statements for the fiscal year ended June 30, 2005. The decision not to renew the engagement of KPMG and to retain BMSS was approved by the Audit Committee. KPMG’s report on the Company’s 2004 financial statements dated August 3, 2004, was issued in conjunction with the filing of the Company’s Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004.

During the Company’s two most recent fiscal years ended June 30, 2004, and the subsequent interim period through December 3, 2004, there were no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in their reports on the financial statements for such fiscal years.

The audit reports of KPMG on the consolidated financial statements of the Company and subsidiary as of and for the fiscal years ended June 30, 2004 and 2003 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

During the Company’s two most recent fiscal years ended June 30, 2004 and the subsequent interim period through December 3, 2004, there have been no reportable events (as defined in Regulation S-B Item 304(a)(1)(iv)(B)).

The Company requested that KPMG furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not KPMG agrees with the above statements. A copy of such letter, dated December 9, 2004, was filed as Exhibit 16.1 to the Company’s Current Report on Form 8-K dated December 3, 2004, as amended.

During the Company’s two most recent fiscal years ended June 30, 2004, and the subsequent interim period through December 3, 2004, the Company’s did not consult with BMSS regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Financial Statements

June 30, 2005 and 2004

(With Independent Auditors’ Report Thereon)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of The Southern Banc Company, Inc.

We have audited the accompanying consolidated statement of financial condition of The Southern Banc Company, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of The Southern Banc Company, Inc. as of June 30, 2004 were audited by other independent accountants, whose report dated August 3, 2004 expressed an unqualified opinion on those consolidated financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and subsidiaries as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Birmingham, Alabama

August 12, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors

The Southern Banc Company, Inc.:

We have audited the accompanying consolidated statement of financial condition of The Southern Banc Company, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and subsidiaries as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Birmingham, Alabama

August 3, 2004

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Financial Condition

June 30, 2005 and 2004

	2005	2004
Assets
Cash and cash equivalents:
Cash on hand and in other banks	$2,364,078	3,169,215
Interest–bearing deposits in other banks	1,742,422	2,564,790

Total cash and cash equivalents	4,106,500	5,734,005

Securities available for sale, at fair value	59,403,333	56,717,031
Securities held to maturity (fair value of $3,788,749 and $4,474,510, respectively)	3,660,129	4,194,141
Federal Home Loan Bank stock	508,900	792,300
Loans receivable, net of allowance for loan losses of $135,472 and $144,298 , respectively	35,530,975	37,476,587
Accrued interest and dividends receivable	440,952	439,616
Premises and equipment, net	608,840	485,565
Prepaid expenses and other assets	551,744	514,140

Total assets	$104,811,373	106,353,385

Liabilities and Stockholders’ Equity

Deposits	$81,736,517	82,005,081
Federal Home Loan Bank advances	6,083,334	6,916,667
Other liabilities	288,579	178,970

Total liabilities	88,108,430	89,100,718

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value $0.01 per share. Authorized 500,000 shares; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share. Authorized 3,500,000 shares; issued 1,454,750 shares in 2005 and 2004	14,548	14,548
Additional paid-in capital	13,997,847	13,910,384
Retained earnings	11,696,782	11,340,830
Unearned compensation	—	(70,715)
Shares held in trust, at cost, 49,355 and 34,799 shares in 2005 and 2004, respectively	(868,350)	(495,412)
Treasury stock, at cost, 595,090 and 562,452 shares in 2005 and 2004, respectively	(7,923,346)	(7,346,782)
Accumulated other comprehensive loss	(214,538)	(100,186)

Total stockholders’ equity	16,702,943	17,252,667

Total liabilities and stockholders’ equity	$104,811,373	106,353,385

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Income

Years ended June 30, 2005 and 2004

	2005	2004
Interest income:
Interest and fees on loans	$2,041,503	2,242,975
Interest and dividends on securities available for sale	2,601,573	2,329,473
Interest and dividends on securities held to maturity	263,843	391,719
Other interest income	59,999	43,145

Total interest income	4,966,918	5,007,312

Interest expense:
Interest on deposits	1,937,155	1,779,908
Interest on borrowed funds	298,534	339,687

Total interest expense	2,235,689	2,119,595

Net interest income before provision for loan losses	2,731,229	2,887,717

Provision for loan losses	15,000	11,600

Net interest income after provision for loan losses	2,716,229	2,876,117

Noninterest income:
Customer service fees	122,494	124,937
Gain on sale of available for sale securities	361,650	62,490
Other income	51,661	47,358

Total noninterest income	535,805	234,785

Noninterest expense:
Salaries and employee benefits	1,271,604	1,243,546
Data processing expense	237,257	213,312
Professional service expense	199,767	238,105
Office building and equipment expense	177,861	81,103
Other expense	322,256	376,599

Total noninterest expense	2,208,745	2,152,665

Income before provision for income taxes	1,043,289	958,237

Provision for income taxes	393,693	380,883

Net income	$649,596	577,354

Earnings per share:
Basic	$0.78	0.66
Diluted	0.76	0.63

Average shares outstanding – basic	836,034	878,391
Average shares outstanding – diluted	854,353	912,704

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Stockholders’ Equity

Years ended June 30, 2005 and 2004

	Common stock	Additional paid-in capital	Retained earnings	Unearned compensation	Shares held in trust	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance, June 30, 2003	$14,548	13,818,230	11,082,024	(156,495)	(852,141)	(6,182,391)	1,142,003	18,865,778
Net income	—	—	577,354	—	—	—	—	577,354
Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	—	—	(1,242,189)	(1,242,189)

Comprehensive loss								(664,835)
Amortization of unearned compensation	—	92,154	—	85,780	—	—	—	177,934
Purchase of 69,200 shares of treasury stock	—	—	—	—	—	(1,164,391)	—	(1,164,391)
Stock Options exercised	—	—	—	—	356,729	—	—	356,729
Dividends paid ($0.35 per share)	—	—	(318,548)	—	—	—	—	(318,548)

Balance, June 30, 2004	14,548	13,910,384	11,340,830	(70,715)	(495,412)	(7,346,782)	(100,186)	17,252,667
Net income	—	—	649,596	—	—	—	—	649,596
Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	—	—	(114,352)	(114,352)

Comprehensive income								535,244
Amortization of unearned compensation	—	87,463	—	70,715	—	—	—	158,178
Purchase of 32,638 shares of treasury stock	—	—	—	—	—	(576,564)	—	(576,564)
Purchase of 49,073 shares of common stock to fund Trust	—	—	—	—	(778,080)	—	—	(778,080)
Stock Options exercised	—	—	—	—	405,142	—	—	405,142
Dividends paid ($0.35 per share)	—	—	(293,644)	—	—	—	—	(293,644)

Balance, June 30, 2005	$14,548	13,997,847	11,696,782	—	(868,350)	(7,923,346)	(214,538)	16,702,943

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Cash Flows

Years ended June 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net income	$649,596	577,354
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	60,125	44,989
Amortization of premiums on securities, net	71,725	253,465
Amortization of intangible asset	—	12,115
Amortization of unearned compensation	158,178	177,934
Provision for loan losses	15,000	11,600
Deferred income tax provision	15,888	1,230
Gain on loans held for sale	(12,598)	(18,953)
Proceeds from sale of loans held for sale	1,849,738	1,265,653
Loans originated for sale	(1,837,140)	(1,196,700)
Gain on sale of available for sale securities	(358,231)	(62,490)
Change in assets and liabilities:
(Increase) decrease in accrued interest and dividends receivable	(1,336)	43,343
(Increase) decrease in prepaid expenses and other assets	(37,604)	730
Increase in other liabilities	109,609	977

Net cash provided by operating activities	682,950	1,111,247

Cash flows from investing activities:
Purchase of securities available for sale	(19,707,703)	(29,144,626)
Purchase of securities held to maturity	(1,000,000)	—
Proceeds from maturities and principal payments on securities available for sale	14,225,146	21,172,190
Proceeds from sales of securities available for sale	2,974,330	2,983,710
Proceeds from maturities and principal payments on securities held to maturity	1,542,949	3,030,968
Sale of Federal Home Loan Bank stock	283,400	93,700
Loan repayments, net	1,930,612	1,429,420
Capital expenditures, net	(183,400)	(23,778)

Net cash (used in) provided by investing activities	65,334	(458,416)

Cash flows from financing activities:
Purchase of treasury stock	(576,564)	(1,164,391)
Purchase of shares of common stock to fund Trust	(863,826)	—
Federal Home Loan Bank repayments	(833,333)	(833,333)
Cash dividends paid	(293,644)	(318,548)
Decrease in deposits, net	(268,564)	(2,352,228)
Proceeds from short-term borrowings	55,000	—
Proceeds from exercise of stock options	405,142	356,729

Net cash used in financing activities	(2,375,789)	(4,311,771)

Net decrease in cash and cash equivalents	(1,627,505)	(3,658,940)
Cash and cash equivalents, beginning of year	5,734,005	9,392,945

Cash and cash equivalents, end of year	$4,106,500	5,734,005

Supplemental cash flow information:
Cash paid during the year for:
Income taxes, net of refund received	$279,168	357,785
Interest	2,234,355	2,124,322

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

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

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (GAAP) and general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and income and expense for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant changes in the near term is the determination of the allowance for loan losses. A substantial portion of the Company’s loans are secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in economic conditions in the Company’s primary market area.

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

June 30, 2005 and 2004

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

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. All loans sold in the secondary market are sold servicing released. There were no secondary market loans pending sale at June 30, 2005 and 2004.

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

Impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans) are measured based on the present value of expected future cash flows discounted at each loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance. The Company had no loans designated as impaired at either June 30, 2005 or 2004.

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

June 30, 2005 and 2004

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

At June 30, 2005 and 2004, core deposit premiums were $0, net of accumulated amortization of $344,341. Core deposit premiums were being amortized over a period of ten years using an accelerated method. Amortization of core deposit premiums was $0 and $12,115 in fiscal years 2005 and 2004, respectively.

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

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

If the Company had elected to recognize compensation cost for options based on the fair value of the options as permitted by SFAS No. 123, net income and earnings per share would have remained unchanged as indicated below:

	2005	2004
Net income:
As reported	$649,596	577,354
Less stock based compensation expense	—	—

Pro forma	$649,596	577,354

Earnings per share:
As reported:
Basic	$0.78	0.66
Diluted	0.76	0.63
Pro forma:
Basic	0.78	0.66
Diluted	0.76	0.63

(i)	Statements of Cash Flows

The Company considers cash on hand and in other banks and interest–bearing deposits in other banks to be cash and cash equivalents.

(j)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment. The Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Option No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee service in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The Statement eliminates the alternative to use APB Opinion 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The Statement is effective for public

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and for public entities that file as small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company currently accounts for its stock options under APB No. 25, and is currently evaluating the impact the adoption of this statement will have on its statement of condition and results of operations.

(2)	Securities Available for Sale

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as available for sale are summarized as follows:

	June 30, 2005
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$7,934,201	29,142	(304,218)	7,659,125
Mortgage–backed securities	44,914,301	1,122,801	(1,692,200)	44,344,902
Other	6,957,138	509,003	(66,835)	7,399,306

	$59,805,640	1,660,946	(2,063,253)	59,403,333

	June 30, 2004
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$6,911,086	123,923	(28,839)	7,006,170
Mortgage–backed securities	47,210,716	369,044	(637,414)	46,942,346
Other	2,805,831	114	(37,430)	2,768,515

	$56,927,633	493,081	(703,683)	56,717,031

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

The amortized cost and estimated fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2005
	Amortized cost	Fair value
U.S. Government agency securities:

Due in one year or less	$—	—
Due after one year through five years	2,978,539	2,943,282
Due after five years through ten years	1,000,000	1,019,185
Due after ten years	3,955,662	3,696,658

	7,934,201	7,659,125
Mortgage-backed securities	44,914,301	44,344,902
Other	6,957,138	7,399,306

	$59,805,640	59,403,333

Proceeds from sales of available for sale securities were $2,974,330 and $2,983,710 in 2005 and 2004, respectively. Gross gains of $361,650 and $62,490 were realized on these sales in 2005 and 2004, respectively. Gross losses of $3,419 and $0 were realized on these sales in 2005 and 2004, respectively.

Securities designated as available for sale with carrying values (fair values) of $2,565,129 have been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,325,000 at June 30, 2005.

The following table shows the Company’s combined investments’ gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at June 30, 2005:

	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses
U.S. Government agency securities	$1,965,654	(34,346)	2,474,256	(209,057)	4,439,910	(243,403)
Mortgage–backed securities	9,813,050	(522,530)	20,163,753	(1,232,581)	29,976,803	(1,755,111)
Other	968,867	(39,155)	567,910	(25,584)	1,536,777	(64,739)

	$12,747,571	(596,031)	23,205,919	(1,467,222)	35,953,490	(2,063,253)

At June 30, 2005, the Company has 84 individual available–for–sale securities that were in an unrealized loss position. All of these securities’ impairments are deemed not to be other than temporary impairment and is primarily due to the fact that these securities have experienced volatility in their market prices as a result of current market conditions, with no credit concerns related to the entities that issued the securities.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

(3)	Securities Held to Maturity

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as held to maturity are summarized as follows:

	June 30, 2005
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
Mortgage–backed securities	$2,656,198	124,784	—	2,780,982
Other	1,003,931	71	—	1,004,002

	$3,660,129	124,855	—	3,784,984

	June 30, 2004
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$61,459	2,113	—	63,572
Mortgage–backed securities	4,132,682	278,256	—	4,410,938

	$4,194,141	280,369	—	4,474,510

The amortized cost and estimated fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2005
	Amortized cost	Fair value
U.S. Government agency securities:
Due in one year or less	$—	—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	—	—

	—	—
Mortgage–backed securities	2,656,198	2,780,982
Other	1,003,931	1,004,002

	$3,660,129	3,784,984

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

(4)	Loans Receivable, Net

Loans receivable are summarized as follows:

	June 30
	2005	2004
Mortgage loans:
Secured by one–to–four family residential properties	$24,598,109	27,541,741
Secured by nonresidential properties	1,298,292	1,164,000
Consumer loans	7,729,154	8,054,443
Savings account loans	843,369	714,397
Commercial loans	1,306,165	413,453

	35,775,089	37,888,034
Less:
Unearned interest income	83,489	246,342
Deferred loan costs, net	25,153	20,807
Allowance for loan losses	135,472	144,298

Loans receivable, net	$35,530,975	37,476,587

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

In the normal course of business, loans are made to officers, directors, and employees of the Company and the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 2005 and 2004, $335,316 and $456,428, respectively, of these loans were outstanding. The change from June 30, 2004 to June 30, 2005 reflects payments amounting to $169,653 and advances of $48,541 made during the year.

An analysis of the Company’s allowance for loan losses is as follows:

	Years ended June 30
	2005	2004
Balance, beginning of year	$144,298	139,573
Provision for loan losses	15,000	11,600
Charge–offs	(23,826)	(6,875)

Balance, end of year	$135,472	144,298

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

At June 30, 2005 and 2004, nonaccrual loans totaled $30,567 and $143,445, respectively. Neither cash income recognized nor interest income foregone on nonaccrual loans was significant for fiscal years 2005 and 2004, respectively.

(5)	Accrued Interest and Dividends Receivable

Accrued interest and dividends receivable is summarized as follows:

	June 30
	2005	2004
Securities available for sale	$288,915	285,703
Securities held to maturity	29,082	24,953
Loans receivable, net	117,246	122,065
Federal Home Loan Bank stock	5,709	6,895

	$440,952	439,616

(6)	Premises and Equipment, Net

Premises and equipment are summarized as follows:

	June 30
	2005	2004
Land	$340,486	340,486
Building and improvements	487,031	468,059
Leasehold improvements	11,390	11,390
Furniture, fixtures, and equipment	414,967	295,629

	1,253,874	1,115,564
Less accumulated depreciation and leasehold amortization	(645,034)	(629,999)

	$608,840	485,565

Depreciation and leasehold amortization expense charged to office building and equipment expense in 2005 and 2004 totaled approximately $60,125 and $44,989, respectively.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

(7)	Deposits

Deposits are summarized as follows:

	June 30, 2005		June 30, 2004
	Amount	Percent	Amount	Percent
Demand, NOW, and money market accounts, including non–interest bearing deposits of $396,932 and $548,415 at June 30, 2005 and 2004 respectively	$17,011,465	20.81%	14,735,265	17.97%
Passbook savings	4,875,818	5.97%	6,881,697	8.39%

	21,887,283	26.78%	21,616,962	26.36%

Certificates of deposit:
0.01 – 2.00% interest rate	6,945,662	8.50%	20,525,383	25.03%
2.01 – 4.00% interest rate	47,369,228	57.95%	36,404,409	44.39%
4.01 – 6.00% interest rate	5,534,344	6.77%	3,458,327	4.22%
6.01 – 8.00% interest rate	—	—	—	—

	59,849,234	73.22%	60,388,119	73.64%

	$81,736,517	100.00%	82,005,081	100.00%

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $14,095,187 and $13,441,055 at June 30, 2005 and 2004, respectively.

At June 30, 2005, the scheduled maturities of time deposits are as follows:

2006	$29,311,770
2007	10,937,432
2008	4,819,776
2009	8,949,155
2010	5,782,041
Thereafter	49,060

Total	$59,849,234

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

Interest expense on deposits consisted of the following:

	Years ended June 30
	2005	2004
Passbook savings	$30,864	42,834
NOW and money market accounts	216,527	91,330
Certificates of deposit	1,689,764	1,645,744

	$1,937,155	1,779,908

(8)	Income Taxes

The provision for income taxes for the periods indicated is summarized as follows:

	Years ended June 30
	2005	2004
Current provision:
Federal	$336,040	335,143
State	41,765	44,510

	377,805	379,653
Deferred provision	15,888	1,230

	$393,693	380,883

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

	Years ended June 30
	2005	2004
Pretax income at statutory rates	$354,718	325,800
Add:
State income tax, net of federal tax benefit	30,639	29,505
Other, net	8,336	25,578

	$393,693	380,883

Effective tax rate	38%	40%

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

The components of the net deferred tax asset or liability at June 30, 2005 and 2004 were as follows:

	June 30
	2005	2004
Accumulated amortization of intangibles	$33,260	41,954
Allowance for loan losses, net	23,967	27,144
Accruals for employee benefit plans	138,279	124,388
Unrealized net loss on securities available for sale	157,522	80,169
Other	16,748	16,833

Deferred tax asset	369,776	290,488

Federal Home Loan Bank stock dividend	(20,152)	(31,373)
Accretion of discount on securities	(235,019)	(226,602)
Deferred loan fees and costs, net	(155,043)	(134,415)

Deferred tax liability	(410,214)	(392,390)

Net deferred tax liability	$(40,438)	(101,902)

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

(9)	Federal Home Loan Bank Advances

Federal Home Loan Bank advances at June 30, 2005 consisted of the following:

5.22% note payable, due March 20, 2006	$2,000,000
3.22% note payable, due December 4, 2006	1,000,000
4.08% note payable, due October 17, 2007	961,845
4.16% note payable, due October 17, 2007	1,121,489
5.72% note payable, due March 19, 2008	1,000,000

$6,083,334

The Federal Home Loan Bank notes are payable to the Federal Home Loan Bank of Atlanta and are secured by the Federal Home Loan Bank stock owned by the Bank with a carrying value of $508,900, as well as a pledge of certain securities with a carrying value of $15,169,294 at June 30, 2005. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

Scheduled	principal payments required for Federal Home Loan Bank advances are as follows:

2006	2,833,333
2007	1,833,333
2008	1,416,668

$6,083,334

(10)	Commitments and Contingencies

(a)	Leases

The Company has operating lease agreements for one of its branch offices. Rental expense under these leases aggregated $7,364 for fiscal years 2005 and 2004. The aggregate annual minimum rental commitments under the terms of all noncancelable leases at June 30, 2005 are as follows:

Amount
Fiscal year:
2006	$3,682
2007	—
2008	—

$3,682

(b)	Off–Balance–Sheet Items

The Company’s policies as to collateral and assumption of credit risk for off–balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the off–balance sheet exposures the Bank has are its commitments to fund unused lines of credit. At June 30, 2005, the Company had $972,400 in outstanding commitments to originate residential real estate loans. Additionally, at June 30, 2005, the Bank had provided approximately $1,368,338 in unused lines of credit.

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

June 30, 2005 and 2004

measures of the Bank’s assets, liabilities, and certain off–balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table which follows) of Total and Tier 1 capital (as defined in the regulations) to risk–weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2005 and 2004, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk–based, Tier 1 risk–based, and Tier 1 leverage ratios as set forth in the tables which follow.

Actual capital amounts and ratios are presented in the table below for the Company and the Bank:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
June 30,2005:
Total capital (to risk weighted assets):
Consolidated	$17,054	46.3%	$2,945	8.0%	$	N/A	N/A
Southern Bank Company	15,877	43.1%	2,945	8.0%		3,681	10.0%
Tier 1 (core) capital (to risk weighted assets):
Consolidated	16,918	46.0%	1,472	4.0%		N/A	N/A
Southern Bank Company	15,741	42.8%	1,472	4.0%		2,208	6.0%
Tier 1 (core) capital (to adjusted total assets):
Consolidated	16,918	16.0%	4,241	4.0%		N/A	N/A
Southern Bank Company	15,741	14.8%	4,241	4.0%		5,302	5.0%
Tangible capital (to adjusted total assets):
Consolidated	16,918	16.0%	1,590	1.5%		N/A	N/A
Southern Bank Company	15,741	14.8%	1,590	1.5%		N/A	N/A

June 30,2004:
Total capital (to risk weighted assets):
Consolidated	$17,497	47.2%	$2,967	8.0%	$	N/A	N/A
Southern Bank Company	16,595	44.7%	2,967	8.0%		3,709	10.0%
Tier 1 (core) capital (to risk weighted assets):
Consolidated	17,353	46.8%	1,483	4.0%		N/A	N/A
Southern Bank Company	16,451	44.4%	1,483	4.0%		2,225	6.0%
Tier 1 (core) capital (to adjusted total assets):
Consolidated	17,353	16.2%	4,284	4.0%		N/A	N/A
Southern Bank Company	16,451	15.4%	4,284	4.0%		5,355	5.0%
Tangible capital (to adjusted total assets):
Consolidated	17,353	16.2%	1,607	1.5%		N/A	N/A
Southern Bank Company	16,451	15.4%	1,607	1.5%		N/A	N/A

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

June 30, 2005 and 2004

(i) 100% of its net income to date during the calendar year plus the amount that would reduce by one–half its “surplus capital ratio” (the excess capital over its fully phased–in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four–quarter period. Any additional capital distributions require prior regulatory approval.

The Company’s principal source of funds for dividend payments is dividends from the Bank. Certain restrictions exist regarding the ability of the Bank to pay dividends to the Company. At July 1, 2005, dividend payments by the Bank were subject to regulatory approval. The Company’s ability to pay dividends will be largely dependent upon dividends to the Company from the Bank. Pursuant to the OTS regulations, the Bank will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders’ equity would be reduced below the amount required for the liquidation account or if stockholders’ equity would be reduced below the amount required by the OTS.

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

In the determination of comprehensive income, certain reclassification adjustments are made to avoid double–counting items that are displayed as part of the net income and accumulated other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the two years ended June 30:

	2005
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the year	$166,526	(57,700)	108,826
Reclassification for adjustments for gains included in net earnings	(358,231)	135,053	(223,178)

Net change in unrealized losses on securities	$(191,705)	77,353	(114,352)

	2004
	Before tax amount	Tax effect	After tax amount
Unrealized losses arising during the year	$(1,731,940)	532,918	(1,199,022)
Reclassification for adjustments for gains included in net earnings	(62,490)	19,323	(43,167)

Net change in unrealized losses on securities	$(1,794,430)	552,241	(1,242,189)

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

(12)	Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended June 30, 2005 and 2004. Common stock outstanding consists of issued shares less treasury stock, unallocated Employee Stock Ownership Plan (ESOP) shares (see Note 13), and shares held in trust. Diluted earnings per share for the years ended June 30, 2005 and 2004 was computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Management Recognition Plan (MRP) and the Stock Option Plan, based on the treasury stock method, using an average fair market value of the stock during the respective periods.

The following table represents the earnings per share calculations for the years ended June 30, 2005 and 2004:

	Income	Shares	Per share amount
2005:
Basic earnings per share	$649,596	836,034	$0.78
Dilutive securities:
Incentive stock option plan shares	—	18,319

Dilutive earnings per share	$649,596	854,353	0.76

2004:
Basic earnings per share	$577,354	878,391	$0.66
Dilutive securities:
Incentive stock option plan shares	—	34,313

Dilutive earnings per share	$577,354	912,704	0.63

(13)	Employee Retirement and Savings Plans

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

Expense related to the ESOP was approximately $124,000 and $147,000 for 2005 and 2004. Unearned compensation related to the ESOP was $0 and $70,715 at June 30, 2005 and 2004, respectively, and is shown as a reduction of stockholders’ equity in the accompanying consolidated statements of financial condition.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

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

(b) Management Recognition Plan (MRP)

During fiscal 1996, the Bank established an MRP which purchased 58,190 shares of the Company’s common stock on the open market. The MRP provides for awards of common stock to directors and officers of the Bank. As of June 30, 2005, all awarded shares related to the MRP were allocated to directors and officers of the Bank.

Shares held in trust related to the MRP totaled 0 and 14,430 at June 30, 2005 and 2004, respectively. These shares, which were purchased for an average price per share of $12.84, amounted to $185,234 at June 30, 2004 and are shown as a reduction of stockholders’ equity in the accompanying consolidated statements of financial condition. During the regular meeting of the Board of Directors held July 15, 2004, the Board voted to transfer the remaining 14,430 unallocated shares held in trust from the MRP to the Stock Option and Incentive Plan.

(c)	Simplified Employee Pension Plan

The Company established a Simplified Employee Pension Plan (SEP) for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The Company can make a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $49,208 and $43,583 for fiscal years 2005 and 2004, respectively.

(d) Employment Agreements

The Company has a 36–month employment agreement with its President and Vice President. These agreements provide that if employment under the agreement is terminated by the Company in connection with or within 12 months after any change in control of the Company, each employee will be paid approximately three times his salary.

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

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

Under the Option Plan, the Company may grant options up to 145,745 shares and has granted options outstanding of 46,980 shares through June 30, 2005. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant’s completion of five years of service.

The Company purchased shares in the open market to be issued upon exercise of stock options. Such shares are reflected at cost as shares held in trust in the accompanying consolidated statements of financial condition. During 2005 and 2004, the Company purchased 49,073 and 0 shares, respectively, to be used for the exercise of options. The total number of shares held in trust related to the Option Plan was 49,355 and 20,369 and amounted to $719,565 and $310,178 at June 30, 2005 and 2004, respectively.

A summary of the status of the Company’s Option Plan at June 30, 2005 and 2004 and the changes during the years then ended is as follows:

	2005		2004
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year:	81,496	$12.09	125,031	$11.91
Forfeitures	—	—	(12,596)	11.69
Exercised	(34,516)	11.74	(30,939)	11.53
Granted	—	—	—	—

Outstanding at end of year	46,980	$12.35	81,496	$12.09

Exercisable at end of year	46,980	$12.35	81,206	$12.11

Weighted average fair value of the options granted	N/A		N/A

(15)	Fair Value of Financial Instruments

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

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

This table summarizes the Company’s carrying amount and fair value of financial instruments:

	June 30
	2005		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in thousands)		(in thousands)
Assets:
Cash on hand and in banks	$4,107	4,107	5,734	5,734
Securities – available for sale	59,403	59,403	56,717	56,717
Securities – held to maturity	3,660	3,789	4,194	4,475
Federal Home Loan Bank stock	509	509	792	792
Loans held for sale	—	—	—	—
Loans receivable, net	35,531	38,144	37,477	38,956
Accrued interest and dividends receivable	441	441	440	440

Liabilities:
Deposits	81,737	81,403	82,005	82,760
Federal Home Loan Bank advances	6,083	6,159	6,917	7,123
Accrued interest payable	36	36	35	35

The following methods and assumptions were used by the Company in estimating the fair values provided above:

(a)	Cash and Cash Equivalents

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

June 30, 2005 and 2004

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

June 30, 2005 and 2004

(16)	Parent Company Financial Statements

Separate condensed financial statements of The Southern Banc Company, Inc. (the Parent Company) as of and for the years ended June 30, 2005 and 2004 are presented below:

Statements of Financial Condition

June 30, 2005 and 2004

(Dollar amounts in thousands)

	2005	2004
Assets:
Cash and cash equivalents	$429	744
Investment in subsidiary	16,212	16,397
ESOP loan receivable	20	126
Other assets	74	8

Total assets	$16,735	17,275

Liabilities:
Other liabilities	$32	22

Stockholders’ equity:
Preferred stock	—	—
Common stock	15	15
Additional paid–in capital	13,997	13,910
Retained earnings	11,697	11,341
Unearned compensation	—	(71)
Shares held in trust	(868)	(495)
Treasury stock	(7,923)	(7,347)
Accumulated other comprehensive income	(215)	(100)

Total stockholders’ equity	16,703	17,253

Total liabilities and stockholders’ equity	$16,735	17,275

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

Statements of Income

Years ended June 30, 2005 and 2004

(Dollar amounts in thousands)

	2005	2004
Income:
Interest	$8	19

	8	19
Expense	(77)	(120)

(Loss) income before income taxes and equity in undistributed income of subsidiaries	(69)	(101)

Benefit for income taxes	27	39

(Loss) income before equity in undistributed income of subsidiaries	(42)	(62)
Equity in undistributed current year income of subsidiaries	692	639

Net income	$650	577

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

Statements of Cash Flows

Years ended June 30, 2005 and 2004

(Dollar amounts in thousands)

	2005	2004
Cash flows from operating activities:
Net income	$650	577
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed current years earnings of subsidiaries	(692)	(639)
(Increase) decrease in other assets	(66)	3
Increase in other liabilities	10	—

Net cash (used in) provided by operating activities	(98)	(59)
Cash flows from financing activities:
Payments received on ESOP loan	112	106
Purchase of treasury stock	(576)	(1,164)
Dividends received from subsidiary	1,000	—
Cash dividends paid to shareholders	(294)	—
Purchase of shares to fund option trust	(864)	—
Proceeds from stock options exercised	405	(357)

Net cash used in financing activities	(217)	(1,415)

Decrease in cash and cash equivalents	(315)	(1,474)

Cash and cash equivalents, beginning of year	744	2,218

Cash and cash equivalents, end of year	$429	744

CORPORATE INFORMATION

Directors and Executive Officers:

Gates Little

Chairman of the Board, President and Chief Executive Officer of the Company and of the Bank

Craig G. Cantrell

Retired

Thomas F. Dowling, III

Dentist

Grady Gillam

Retired

Rex G. Keeling, Jr.

Pharmacy Consultant and Real Estate Investor

James B. Little, Jr.

Investment Officer of the Bank and Vice President of the Company

James B. Little, III

New Capital Partners, LLC

Founder and Partner

Fred Taylor

Owner of Taylor Realty

Officers:

Rodney Rich

Vice President of the Bank

Janice Stephens

Comptroller of the Bank

Teresa Elkins

Vice President of the Bank

Peggy Smith

Secretary-Treasurer of the Company and of the Bank

Martha Garrett

Vice President of the Bank

Annette Espy

Vice President of the Bank

Judy Cater

Vice President of the Bank

Main Office:

221 S. 6th Street

Gadsden, Alabama

Branch Offices:

202 Sand Mountain Drive

Albertville, Alabama

2204 Henry Street

Guntersville, Alabama

390 W. Main Street

Centre, Alabama

Independent Registered Public Accountants:

Barfield Murphy Shank & Smith PC

Birmingham, Alabama

General Counsel:

Inzer, Haney & McWhorter, P.A.

Gadsden, Alabama

Securities and Regulatory Counsel:

Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.

Washington, D.C.

Annual Stockholders Meeting:

November 9, 2005 - 5:00 p.m.

The Southern Bank Company

221 S. 6th Street

Gadsden, Alabama

Record Date – September 16, 2005

A copy of the Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 as filed with the SEC will be furnished to stockholders as of the Record Date upon written request to the Secretary of the Company, 221 South 6th Street, Gadsden, AL 35901.

THE SOUTHERN BANC COMPANY, INC.

221 SOUTH 6TH STREET • GADSDEN, ALABAMA 35901 • (256) 543-3860