Form 10KSB, Exhibit 13
period 2006-06-30
SOUTHERN BANC CO INC
filed 2006-09-28
CIK 946453

EXHIBIT 13

2006

ANNUAL REPORT

THE SOUTHERN BANC COMPANY, INC.

Dear Shareholders,

It is again my privilege to present the Annual Report for The Southern Banc Company, Inc. The report details the effect rising near term interest rates have had on our business. Borrowing short and lending long at fixed rates has never been a very good long-term strategy and these pages will bear that out. Our job has been, and continues to be, to change our balance sheet to one that can endure changes in interest rates while maintaining profitability and credit quality. As fellow investors, we are confident that our approach to change, while slow, is the best one in our business environment. As part of this strategy, we have announced that we will submit the necessary documents to eliminate our SEC filing obligations. While we expect to be a publicly traded company, we believe that this change will allow us to save money and better focus on our banking business. Please refer to the section of this report titled “Market for Common Stock and Related Stockholder Matters” for more information about this issue.

We are excited about our future and the progress we are making as a company devoted to the customer. We believe that this strategy will provide outstanding returns in the years to come. Please call me with any questions or comments and thank you again for your support of the company.

Sincerely,

Gates Little

President and Chairman

The Southern Banc Company, Inc.

THE SOUTHERN BANC COMPANY, INC.

The Southern Banc Company, Inc. (the “Company”) was incorporated at the direction of management of The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama (the “Bank”), for the purpose of serving as the holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from mutual to stock form in 1995. The Company is classified as a unitary savings institution holding company and is subject to regulation by the Office of Thrift Supervision (“OTS”). At June 30, 2006, the Company had total consolidated assets of $102.6 million, deposits of $82.2 million and stockholders’ equity of $14.9 million, or 14.5% of total assets.

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

MARKET FOR COMMON STOCK

AND RELATED STOCKHOLDER MATTERS

At June 30, 2006, there were 809,286 shares of the Common Stock outstanding and approximately 211 stockholders of record. This total does not reflect the number of persons or entities who hold Common Stock in nominee or “street name” through various brokerage firms.

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

On September 19, 2006 the Company announced that it will file a Form 15 with the Securities and Exchange Commission and cease filing periodic reports with the SEC under the Securities Exchange Act of 1934. The Company expects to take this action shortly after the annual meeting of the stockholders. As of the date of filing the Form 15, the Company will no longer file periodic reports with the SEC, including Forms 10-KSB, 10-QSB and 8-K. Factors influencing the Company’s decision include: (a) the administrative and third party professional costs associated with being a SEC “reporting company” under the 1934 Act, including significant additional costs arising under the Sarbanes-Oxley Act of 2002, (b) the increased time to be available for management to focus on growing the Company’s business and (c) the limited trading in the Company’s common stock.

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

	Price Per Share		Dividends Per Share
	High	Low
Fiscal 2005
First Quarter*	$17.75	$16.75	$.0875
Second Quarter*	$17.60	$17.00	$.0875
Third Quarter*	$17.00	$15.75	$.0875
Fourth Quarter*	$18.00	$15.10	$.0875

Fiscal 2006
First Quarter*	$18.10	$16.30	$.0875
Second Quarter*	$16.85	$16.15	$.0875
Third Quarter*	$16.25	$15.30	$.0875
Fourth Quarter*	$17.25	$15.30	$.0875

On January 8, 2004, the Company voluntarily delisted its Common Stock from trading on the American Stock Exchange.

Since that date, the Common Stock has traded in the OTCBB. Over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Year Ended June 30,
	2006	2005	2004	2003	2002
	(In thousands, except per share data)
INCOME STATEMENT DATA
Interest income	$4,958	$4,967	$5,007	$5,890	$6,299
Interest expense	2,642	2,236	2,119	2,898	3,566

Net interest income	2,316	2,731	2,888	2,992	2,733
Provision for loan losses	15	15	12	13	27

Net interest income after provision for loan losses	2,301	2,716	2,876	2,979	2,706
Non-interest income	311	536	235	524	183
Non-interest expense	2,235	2,209	2,153	2,013	1,853

Income before provision for income taxes	377	1,043	958	1,490	1,036
Provision for income taxes	142	393	381	596	403

Net income	$235	$650	$577	$894	$633

Earnings per share
Basic	$0.30	$0.78	$0.66	$1.02	$0.69

Diluted	$0.29	$0.76	$0.63	$1.00	$0.69

	Year Ended June 30,
	2006	2005	2004	2003	2002
	(In thousands)
BALANCE SHEET DATA
Total assets	$102,649	$104,811	$106,353	$111,701	$110,002
Loans receivable, net	33,710	35,531	37,477	38,918	34,515
Securities:
Available for sale	57,623	59,403	56,717	53,723	53,753
Held to maturity	2,580	3,660	4,194	7,215	11,527
Federal Home Loan Bank stock	494	509	792	886	1,449
Deposits	82,170	81,737	82,005	84,357	81,557
Federal Home Loan Bank advances.	5,250	6,083	6,917	7,750	9,583
Stockholders’ equity	14,940	16,703	17,253	18,866	18,344

	Year Ended June 30,
	2006	2005	2004	2003	2002
KEY OPERATING DATA
Return on average assets	0.23%	0.61%	0.54%	0.80%	0.58%
Return on average equity	1.51%	3.73%	3.25%	4.68%	3.48%
Average equity to average assets	15.18%	16.27%	16.67%	17.02%	16.62%
Dividend payout ratio	116.67%	43.75%	53.03%	31.31%	48.61%
Number of offices	4	4	4	4	4

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

Comparison of Financial Condition at June 30, 2006 and June 30, 2005

Total assets decreased approximately $2.2 million, or 2.0%, from $104.8 million at June 30, 2005 to $102.6 million at June 30, 2006. During the year ended June 30, 2006, net loans decreased approximately $1.8 million, or 5.1%, from $35.5 million to $33.7 million. The decrease in net loans was primarily attributable to loan repayments and a decrease in origination of new loans. For the period ended June 30, 2006, securities available for sale decreased approximately $1.8 million, or 3.0%, from $59.4 million to $57.6 million. During the period ended June 30, 2006, securities held to maturity decreased approximately $1.1 million, or 29.5%, from $3.7 million to $2.6 million.

Cash and cash equivalents increased approximately $1.6 million, or 39.6%, from $4.1 million at June 30, 2005 to $5.7 million at June 30, 2006. This increase was primarily attributable to maturities of securities available for sale and securities held to maturity, and loan repayments offset in part by stock repurchases of approximately $852,000.

Accrued interest and dividends receivable increased approximately $68,000, or 15.5%, from $441,000 at June 30, 2005 to $509,000 at June 30, 2006. This increase was primarily attributable to an increase in interest receivable on securities available for sale. Prepaid expenses and other assets increased approximately $339,000, or 61.4%, from $552,000 at June 30, 2005 to $891,000 at June 30, 2006. The increase in prepaid expenses and other assets was primarily attributable to an increase in the deferred tax benefit associated with the unrealized loss on securities available for sale of approximately $659,000, offset by a reclassification of new branch real estate investment from other assets to premises and equipment of approximately $451,000.

Total deposits increased approximately $433,000, or 0.5%, from $81.7 million at June 30, 2005 to $82.2 million at June 30, 2006. FHLB advances decreased approximately $833,000, or 13.7%, from $6.1 million at June

30, 2005 to $5.3 million at June 30, 2006. The decrease in FHLB Advances was attributable to repayments based on the fixed payment schedule. Other liabilities during the fiscal year ended June 30, 2006 increased approximately $1,000, or 0.4%, from $289,000 at June 30, 2005 to $290,000 at June 30, 2006.

Total equity decreased approximately $1.8 million, or 10.6%, from $16.7 million at June 30, 2005 to $14.9 million at June 30, 2006. This decrease was primarily attributable to an increase in the unrealized losses on securities available for sale, payment of cash dividends on common stock, and stock repurchases.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2006 and 2005

The Company reported net income for the fiscal years ended June 30, 2006 and 2005 of approximately $235,000 and $650,000, respectively. The decrease in net income for the fiscal year ended June 30, 2006 was primarily attributable to a $296,000, or 81.8%, decrease in the gain on sale of securities.

Net Interest Income. Net interest income decreased approximately $415,000, or 15.2%, from $2.7 million at June 30, 2005 to $2.3 million at June 30, 2006. This decrease was primarily attributable to decreases in interest and fees on loans and securities held to maturity of approximately $36,000, or 1.7% and $115,000, or 43.7% respectively. Total interest income decreased approximately $9,000, or 0.2%, for the fiscal year ended June 30, 2006. Total interest expense increased approximately $406,000, or 18.2%, for the fiscal year ended June 30, 2006 compared with the fiscal year ended June 30, 2005. The increase in total interest expense was primarily attributable to an increase in the average cost of interest-bearing liabilities during a period of rising interest rates.

Provision for Loan Losses. During the fiscal years ended June 30, 2006 and 2005, the Company recorded provision for loan losses of approximately $15,000. The allowance for loan losses is based on management’s evaluation of possible loan losses inherent in the Bank’s loan portfolio. Management considers, among other factors, past loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

Non-Interest Income. Non-interest income decreased approximately $225,000, or 41.9%, for the fiscal year ended June 30, 2006. The decrease in non-interest income was primarily attributable a decrease in the gain on sale of securities of approximately $296,000 offset in part by an increase in other miscellaneous income of approximately $70,000. The increase in other miscellaneous income was primarily attributable to a reclassification gain of approximately $56,000 associated with investments formerly held as trading securities. During the fiscal year ended June 30, 2005, the Company recorded a gain on the sale of stock owned by the Company in its data processing service bureau of approximately $329,000.

Non-Interest Expense. Non-interest expense increased approximately $26,000, or 1.2%, for the fiscal year ended June 30, 2006. This increase was primarily attributable to an increase in office building and equipment expenses of approximately $58,000, or 32.9%, and an increase in data processing expense of approximately $19,000, or 7.9%, offset by a decrease in salaries and employee benefits of approximately $18,000, or 1.4%, and a decrease in professional service expense of approximately $13,000 or 6.7%, and a decrease in other operating expenses of approximately $20,000, or 6.2%. The increase in data processing expense was primarily attributable to purchases of computer equipment and payments for services associated with the upgrade of the Bank’s core processing system. The decreases in other operating expenses were primarily attributable to reduced expenses related to employee benefits and legal fees.

Provision for Income Taxes. During the fiscal year ended June 30, 2006, the provision for income tax expense decreased approximately $251,000, or 63.8%. This decrease was primarily attributable to a decrease in taxable net income for the year ended June 30, 2006, as compared to the year ended June 30, 2005. Income tax expense was approximately $142,000 for the year ended June 30, 2006, compared to approximately $394,000 for the year ended June 30, 2005, resulting in an effective tax rate of 38% for fiscal 2005 and 2006. The statutory federal tax rate in both years was 34%. See Note 8 of Notes to Consolidated Financial Statements for a reconciliation between the statutory tax rate and the effective tax rate.

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

The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value (“NPV”) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank’s NPV of sudden and sustained 100 basis point to 400 basis point increases and decreases in market interest rates. The Bank’s Board of Directors has adopted an interest rate risk policy which establishes maximum increases in the Bank’s estimated NPV of 25%, 50% and 77% and maximum decreases of 25%, 35% and 50% in the event of 100, 200 and 300 basis point increases and decreases in market interest rates, respectively. At March 21, 2006, based on the most recent information provided by the OTS, management estimated that the Bank’s NPV would increase 10% and 17% and decrease 12%, 23% and 34% in the event of 100 and 200 basis point increases and a 100, 200 and 300 basis point decreases in market interest rates, respectively. These calculations indicate that the Bank’s net portfolio value could be adversely affected by increases in interest rates. Changes in interest rates also may affect the Bank’s net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank’s interest-bearing liabilities would be expected to mature or reprice more quickly than the Bank’s interest-earning assets.

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

The table also presents information for the periods indicated with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or “interest rate spread,” which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution’s net interest income is its “net yield on interest-earning assets,” which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Years Ended June 30,
	2006			2005
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$35,005	$2,006	5.73%	$35,868	$2,042	5.69%
Securities	60,216	2,818	4.68	63,233	2,865	4.53
Other interest-earning assets	1,984	134	6.75	2,598	60	2.31

Total interest-earning assets	97,205	4,958	5.10	101,699	4,967	4.89
Non-interest-earning assets	5,653			5,058

Total assets	$102,858			$106,757

Interest-bearing liabilities:
Deposits	$80,852	2,377	2.94	$82,273	1,937	2.36
FHLB advances	5,719	265	4.63	6,555	299	4.56

Total interest-bearing liabilities	86,571	2,642	3.05	88,828	2,236	2.52

Non-interest-bearing liabilities	669			521

Total liabilities	87,240			89,349
Stockholders’ Equity	15,618			17,408

Total liabilities and equity	$102,858			$106,757

Net interest income		$2,316			$2,731

Interest rate spread			2.05%			2.37%

Net interest margin			2.38%			2.69%

Ratio of average interest-earning assets to average interest-bearing liabilities			112.28%			114.49%

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

	Year Ended June 30,
	2006 vs. 2005
	Increase (Decrease) Due to
	Rate	Volume	Total
	(In thousands)
Interest income
Loans	$13	$(49)	$(36)
Securities	141	(137)	4
Other interest-earning assets	56	(34)	22

Total interest-earning assets	210	(220)	(10)

Interest expense
Deposits	472	(33)	439
Interest on FHLB advances	4	(38)	(34)

Total interest-bearing liabilities	476	(71)	405

Change in net interest income	$(266)	$(149)	$(415)

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

The Bank continues to maintain a high level of liquid assets in order to meet its funding requirements. At June 30, 2006, the Bank had approximately $5.7 million in cash on hand and interest-bearing deposits in other banks, which represented 5.6% of total assets. The Bank’s average liquidity ratio well exceeded the required minimum at and during the fiscal year ended June 30, 2006. At June 30, 2006, the Bank’s level of liquid assets, as measured for regulatory compliance purposes, was $17.7 million, or 25.42% of total liquid assets of the Bank.

At June 30, 2006, the Bank had $14.3 million of total equity, or 13.6% of total assets. The Bank continued to exceed its regulatory capital requirement ratios at June 30, 2006. Tangible capital and core capital were each $14.3 million, which represented 13.6% of adjusted total assets, and risk-based capital was $14.4 million, which represented 35.1% of total risk-weighted assets at June 30, 2006. Such amounts exceeded the respective minimum required ratios of 1.5%, 4.0% and 8.0% by 12.1%, 9.6% and 27.1%, respectively. At June 30, 2006, the Bank continued to meet the definition of a “well-capitalized” institution, the highest of the five categories under the prompt corrective action standards adopted by the OTS. See Note 11 of Notes to Consolidated Financial Statements.

Contractual Obligations

The following table sets forth the contractual obligations of the Bank as of June 30, 2006.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(In thousands)
FHLB advances (1)	$3,833	$1,417	$0	$0	$5,250
Certificates of deposit (2)	13,010	35,713	12,986	1,393	63,102

Total	$16,843	$37,1300	$12,986	$1,393	$68,352

(1)	See Note 9 of Notes to Consolidated Financial Statements.
(2)	See Note 7 of Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

The following table sets forth off-balance sheet arrangements of the Bank as of June 30, 2006.

	One Year or Less	Over One through Three Years	Over Three through Five Years	Over Five Years	Total
	(In thousands)
Lines of credit – consumer	$0	$0	$1,609	$0	$1,609
Lines of credit–commercial	225	0	0	0	225
Commitments to originate real estate loans	310	0	0	0	310
Overdraft protection	17	0	0	0	17

Total	$552	$0	$1,609	$0	$2,161

In the normal course of business, the Bank is a party to activities that contain credit, market and operational risk that are not reflected in the Company’s Consolidated Financial Statements. The Bank provides customers with off-balance sheet credit support through loan commitments and lines of credit. Many of the commitments expire unused or are only partially used. Therefore, the total amount of commitments does not necessarily represent future cash demand requirements. The Company anticipates that the Bank will continue to have sufficient funds together with available borrowings to satisfy its commitments. See Note 10(b) of Notes to Consolidated Financial Statements.

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

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment. The Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Option No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The Statement establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee service in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The Statement eliminates the alternative to use APB Opinion 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. The Statement is effective for public entities that file as small business issuers as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company adopted the Statement on July 1, 2006, and is currently evaluating the effects on the Company’s financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (Statement 154). Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of Statement 154 to have a material effect on the consolidated financial statements.

In November 2005, the FASB issued Staff Position Statement of Financial Accounting Standards 115-1, “The Meaning of Other than-Temporary Impairment and Its Application to Certain Investments” (FSP 115-1). This FSP outlines guidance for determining when an investment is considered impaired, when such impairment is considered other than temporary and the measurement of any resulting impairment loss. FSP 115-1 also provides certain disclosure requirements for securities and their fair values. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this FSP to have a material impact on the consolidated financial statements.

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

The Company requested that KPMG furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not KPMG agreed with the above statements. A copy of such letter, dated December 9, 2004, was filed as Exhibit 16.1 to the Company’s Current Report on Form 8-K dated December 3, 2004, as amended.

During the Company’s two most recent fiscal years ended June 30, 2004, and the subsequent interim period through December 3, 2004, the Company did not consult with BMSS regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Financial Statements

June 30, 2006 and 2005

(With Independent Auditors’ Report Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of The Southern Banc Company, Inc.

We have audited the accompanying consolidated statements of financial condition of The Southern Banc Company, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Southern Banc Company, Inc. and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Birmingham, Alabama
August 18, 2006

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Financial Condition

June 30, 2006 and 2005

	2006	2005
Assets
Cash and cash equivalents:
Cash on hand and in other banks	$2,116,505	2,364,078
Interest–bearing deposits in other banks	3,614,432	1,742,422

Total cash and cash equivalents	5,730,937	4,106,500

Securities available for sale, at fair value	57,623,030	59,403,333
Securities held to maturity (fair value of $2,615,941 and $3,784,984, respectively)	2,580,447	3,660,129
Federal Home Loan Bank stock	494,400	508,900
Loans held for sale	63,200	—
Loans receivable, net of allowance for loan losses of $138,939 and $135,472, respectively	33,710,252	35,530,975
Accrued interest and dividends receivable	509,215	440,952
Premises and equipment, net	1,046,463	608,840
Prepaid expenses and other assets	891,419	551,744

Total assets	$102,649,363	104,811,373

Liabilities and Stockholders’ Equity
Deposits	$82,169,673	81,736,517
Federal Home Loan Bank advances	5,250,000	6,083,334
Other liabilities	289,862	288,579

Total liabilities	87,709,535	88,108,430

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value $0.01 per share. Authorized 500,000 shares; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share. Authorized 3,500,000 shares; issued 1,454,750 shares in 2006 and 2005	14,548	14,548
Additional paid-in capital	13,997,847	13,997,847
Retained earnings	11,652,772	11,696,782
Shares held in trust, at cost, 27,768 and 49,355 shares in 2006 and 2005, respectively	(599,755)	(868,350)
Treasury stock, at cost, 645,464 and 595,090 shares in 2006 and 2005, respectively	(8,775,687)	(7,923,346)
Accumulated other comprehensive loss	(1,349,897)	(214,538)

Total stockholders’ equity	14,939,828	16,702,943

Total liabilities and stockholders’ equity	$102,649,363	104,811,373

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Income

Years ended June 30, 2006 and 2005

	2006	2005
Interest income:
Interest and fees on loans	$2,005,869	2,041,503
Interest and dividends on securities available for sale	2,669,132	2,601,573
Interest and dividends on securities held to maturity	148,563	263,843
Other interest income	134,490	59,999

Total interest income	4,958,054	4,966,918

Interest expense:
Interest on deposits	2,376,740	1,937,155
Interest on borrowed funds	265,034	298,534

Total interest expense	2,641,774	2,235,689

Net interest income before provision for loan losses	2,316,280	2,731,229

Provision for loan losses	15,000	15,000

Net interest income after provision for loan losses	2,301,280	2,716,229

Noninterest income:
Customer service fees	123,415	122,494
Gain on sale of available for sale securities	66,009	361,650
Other income	122,018	51,661

Total noninterest income	311,442	535,805

Noninterest expense:
Salaries and employee benefits	1,254,071	1,271,604
Data processing expense	255,985	237,257
Professional service expense	186,447	199,767
Office building and equipment expense	236,348	177,861
Other expense	302,238	322,256

Total noninterest expense	2,235,089	2,208,745

Income before provision for income taxes	377,633	1,043,289

Provision for income taxes	142,368	393,693

Net income	$235,265	649,596

Earnings per share:
Basic	$0.30	0.78
Diluted	0.29	0.76

Average shares outstanding – basic	796,289	836,034
Average shares outstanding – diluted	808,418	854,353

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Stockholders’ Equity

Years ended June 30, 2006 and 2005

	Common stock	Additional paid-in capital	Retained earnings	Unearned compensation	Shares held in trust	Treasury stock	Accumulated other comprehensive income (loss)	Total
Balance, June 30, 2004	$14,548	13,910,384	11,340,830	(70,715)	(495,412)	(7,346,782)	(100,186)	17,252,667

Net income	—	—	649,596	—	—	—	—	649,596
Change in unrealized gain on securities available for sale, net of tax	—	—	—	—	—	—	(114,352)	(114,352)

Comprehensive income								535,244

Amortization of unearned compensation	—	87,463	—	70,715	—	—	—	158,178
Purchase of 32,638 shares of treasury stock	—	—	—	—	—	(576,564)	—	(576,564)
Purchase of 49,073 shares of common stock	—	—	—	—	—	—	—	—
to fund Trust	—	—	—	—	(778,080)	—	—	(778,080)
Stock Options exercised	—	—	—	—	405,142	—	—	405,142
Dividends paid ($0.35 per share)	—	—	(293,644)	—	—	—	—	(293,644)

Balance, June 30, 2005	14,548	13,997,847	11,696,782	—	(868,350)	(7,923,346)	(214,538)	16,702,943

Net income	—	—	235,265	—	—	—	—	235,265
Change in unrealized loss on securities available for sale, net of tax	—	—	—	—	—	—	(1,099,969)	(1,099,969)

Comprehensive loss								(864,704)

Reclassification gain on securities	—	—	—	—	—	—	(35,390)	(35,390)
Purchase of 50,374 shares of treasury stock	—	—	—	—		(852,341)	—	(852,341)
Stock Options exercised	—	—	—	—	268,595	—	—	268,595
Dividends paid ($0.35 per share)	—	—	(279,275)	—	—	—	—	(279,275)

Balance, June 30, 2006	$14,548	13,997,847	11,652,772	—	(599,755)	(8,775,687)	(1,349,897)	14,939,828

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Consolidated Statements of Cash Flows

Years ended June 30, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net income	$235,265	649,596
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	113,401	60,125
Amortization of premiums/discounts on securities, net	49,065	71,725
Amortization of unearned compensation	—	158,178
Provision for loan losses	15,000	15,000
Deferred income tax provision	67,234	15,888
Gain on loans held for sale	(20,526)	(12,598)
Proceeds from sale of loans held for sale	2,500,526	1,849,738
Loans originated for sale	(2,543,200)	(1,837,140)
Gain on sale of available for sale securities, net	(60,009)	(358,231)
Gain on reclassification of securities	(35,390)	—
Loss on disposal of assets	1,176	—
Change in assets and liabilities:
Increase in accrued interest and dividends receivable	(68,263)	(1,336)
Decrease (increase) in prepaid expenses and other assets	25,998	(37,604)
(Decrease) increase in other liabilities	(163,331)	109,609

Net cash provided by operating activities	116,946	682,950

Cash flows from investing activities:
Purchase of securities available for sale	(14,018,668)	(19,707,703)
Purchase of securities held to maturity	(1,000,000)	(1,000,000)
Proceeds from maturities and principal payments on securities available for sale	11,086,590	14,225,146
Proceeds from sales of securities available for sale	2,951,848	2,974,330
Proceeds from maturities and principal payments on securities held to maturity	2,086,698	1,542,949
Sale of Federal Home Loan Bank stock	14,500	283,400
Loan repayments, net	1,805,723	1,930,612
Capital expenditures, net	(101,001)	(183,400)

Net cash provided by investing activities	2,825,690	65,334

Cash flows from financing activities:
Purchase of treasury stock	(852,341)	(576,564)
Purchase of shares of common stock to fund Trust	—	(863,826)
Federal Home Loan Bank repayments	(833,334)	(833,333)
Cash dividends paid	(279,275)	(293,644)
Increase (decrease) in deposits, net	433,156	(268,564)
(Payments) proceeds from short-term borrowings	(55,000)	55,000
Proceeds from exercise of stock options	268,595	405,142

Net cash used in financing activities	(1,318,199)	(2,375,789)

Net increase (decrease) in cash and cash equivalents	1,624,437	(1,627,505)
Cash and cash equivalents, beginning of year	4,106,500	5,734,005

Cash and cash equivalents, end of year	$5,730,937	4,106,500

Supplemental cash flow information:
Cash paid during the year for:
Income taxes, net of refund received	$160,515	279,168
Interest	2,643,257	2,234,355

See accompanying notes to consolidated financial statements.

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

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

June 30, 2006 and 2005

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

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. All loans sold in the secondary market are sold servicing released. At June 30, 2006, secondary market loans pending sale totaled $63,200. There were no secondary market loans pending sale at June 30, 2005.

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

Impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans) are measured based on the present value of expected future cash flows discounted at each loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment of the loan, the impairment is recorded through a valuation allowance. The Company had no loans designated as impaired at either June 30, 2006 or 2005.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

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

Land is reported at cost. Building, furniture and equipment, and automobiles are stated at cost, less accumulated depreciation. Leasehold improvements are amortized using the straight–line method over the shorter of the estimated lives or the applicable lease periods. Depreciation methods and estimated service lives are as follows:

Building and improvements	10 – 40 years	Accelerated/Straight–line
Leasehold improvements	10 years	Straight–line
Furniture and equipment	5 – 20 years	Accelerated/Straight–line
Automobile	3 years	Straight–line

(g)	Stock Based Compensation

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

June 30, 2006 and 2005

If the Company had elected to recognize compensation cost for options based on the fair value of the options as permitted by SFAS No. 123, net income and earnings per share would have remained unchanged as indicated below:

	2006	2005
Net income:
As reported	$235,265	649,596
Less stock based compensation expense	—	—

Pro forma	$235,265	649,596

Earnings per share:
As reported:
Basic	$0.30	0.78
Diluted	0.29	0.76
Pro forma:
Basic	0.30	0.78
Diluted	0.29	0.76

(h)	Statements of Cash Flows

The Company considers cash on hand and in other banks and interest–bearing deposits in other banks to be cash and cash equivalents.

(i)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment. The Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Option No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee service in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The Statement eliminates the alternative to use APB Opinion 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. The Statement is effective for public entities that file as small business issuers as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company adopted the Statement on July 1, 2006, and is currently evaluating the effects on the Company’s financial statements.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (Statement 154). Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of Statement 154 to have a material effect on the consolidated financial statements.

In November 2005 the FASB issued Staff Position Statement of Financial Accounting Standards 115-1, “The Meaning of Other Than-Temporary Impairment and Its Application to Certain Investments” (FSP 115-1). This FSP outlines guidance for determining when an investment is considered impaired, when such impairment is considered other than temporary and the measurement of any resulting impairment loss. FSP 115-1 also provides certain disclosure requirements for securities and their fair values. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this FSP to have a material impact on the consolidated financial statements.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

(2)	Securities Available for Sale

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as available for sale are summarized as follows:

	June 30, 2006
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	20,232,924	24,937	(523,210)	19,734,651
U.S. Treasury securities	757,165	17,031	(3,848)	770,348
Mortgage–backed securities	33,992,328	10,870	(1,515,803)	32,487,395
Other	4,807,381	—	(176,745)	4,630,636

	$59,789,798	52,838	(2,219,606)	57,623,030

	June 30, 2005
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
U.S. Government agency securities	$7,934,201	29,142	(304,218)	7,659,125
Mortgage–backed securities	44,914,301	1,122,801	(1,692,200)	44,344,902
Other	6,957,138	509,003	(66,835)	7,399,306

	$59,805,640	1,660,946	(2,063,253)	59,403,333

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

The amortized cost and estimated fair value of debt securities available for sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2006
	Amortized cost	Fair value
U.S. Government agency securities:
Due in one year or less	$2,132,245	2,118,278
Due after one year through five years	7,873,489	7,730,536
Due after five years through ten years	7,939,384	7,653,603
Due after ten years	2,287,806	2,232,234

	20,232,924	19,734,651
U.S. Treasury securities	757,165	770,348
Mortgage-backed securities	33,992,328	32,487,395
Other	4,807,381	4,630,636

	$59,789,798	57,623,030

Proceeds from sales of available for sale securities were $2,951,848 and $2,974,330 in 2006 and 2005, respectively. Gross gains of $66,009 and $361,650 were realized on these sales in 2006 and 2005, respectively. Gross losses of $6,000 and $3,419 were realized on these sales in 2006 and 2005, respectively.

Securities designated as available for sale with carrying values (fair values) of $1,962,299 have been pledged as collateral for certain large deposits (public funds) with an aggregate balance of $1,325,000 at June 30, 2006.

The following table shows the Company’s combined investments’ gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at June 30, 2006:

	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses
U.S. Government agency securities	$15,299,840	(342,750)	3,193,509	(180,460)	18,493,349	(523,210)
U.S. Treasury securities	261,152	(3,848)	—	—	261,152	(3,848)
Mortgage–backed securities	8,098,196	(257,731)	23,333,925	(1,258,072)	31,432,121	(1,515,803)
Other	2,503,517	(51,552)	2,125,404	(125,193)	4,628,921	(176,745)

	$26,162,705	(655,881)	28,652,838	(1,563,725)	54,815,543	(2,219,606)

At June 30, 2006, the Company had 127 individual available–for–sale securities that were in an unrealized loss position. All of these securities’ impairments are deemed not to be other than temporary impairments and were primarily due to the fact that these securities experienced volatility in their market prices as a result of current market conditions, with no credit concerns related to the entities that issued the securities.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

(3)	Securities Held to Maturity

The amortized cost, gross unrealized gain and loss, and estimated fair value of securities designated as held to maturity are summarized as follows:

	June 30, 2006
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
Mortgage–backed securities	$1,580,447	35,494	—	1,615,941
Other	1,000,000	—	—	1,000,000

	$2,580,447	35,494	—	2,615,941

	June 30, 2005
	Amortized cost	Gross unrealized gain	Gross unrealized (loss)	Fair value
Mortgage-backed securities	$2,656,198	124,784	—	2,780,982
Other	1,003,931	71	—	1,004,002

	$3,660,129	124,855	—	3,784,984

The amortized cost and estimated fair value of debt securities held to maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2006
	Amortized cost	Fair value
Mortgage–backed securities	1,580,447	1,615,941
Other	1,000,000	1,000,000

	$2,580,447	2,615,941

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

(4)	Loans Receivable, Net

Loans receivable are summarized as follows:

	2006	2005
Mortgage loans:
Secured by one–to–four family residential properties	$21,994,329	24,598,109
Secured by nonresidential properties	1,156,762	1,298,292
Consumer loans	7,289,535	7,729,154
Savings account loans	895,910	843,369
Commercial loans	2,565,393	1,306,165

	33,901,929	35,775,089

Less:
Unearned interest income	23,871	83,489
Deferred loan costs, net	28,867	25,153
Allowance for loan losses	138,939	135,472

Loans receivable, net	$33,710,252	35,530,975

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

In the normal course of business, loans are made to officers, directors, and employees of the Company and the Bank. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. As of June 30, 2006 and 2005, $362,660 and $335,316, respectively, of these loans were outstanding. The change from June 30, 2005 to June 30, 2006 reflects payments amounting to $231,481 and advances of $258,825 made during the year.

An analysis of the Company’s allowance for loan losses is as follows:

	Years ended June 30
	2006	2005
Balance, beginning of year	$135,472	144,298
Provision for loan losses	15,000	15,000
Charge–offs	(11,533)	(23,826)

Balance, end of year	$138,939	135,472

At June 30, 2006 and 2005, nonaccrual loans totaled $82,520 and $30,567, respectively. Neither cash income recognized nor interest income foregone on nonaccrual loans was significant for fiscal years 2006 and 2005, respectively.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

(5)	Accrued Interest and Dividends Receivable

Accrued interest and dividends receivable is summarized as follows:

	June 30
	2006	2005
Securities available for sale	$377,432	288,915
Securities held to maturity	17,734	29,082
Loans receivable, net	107,146	117,246
Federal Home Loan Bank stock	6,903	5,709

	$509,215	440,952

(6)	Premises and Equipment, Net

Premises and equipment are summarized as follows:

	June 30
	2006	2005
Land	$415,486	340,486
Building and improvements	915,787	487,031
Leasehold improvements	—	11,390
Furniture, fixtures, and equipment	422,037	414,967

	1,753,310	1,253,874

Less accumulated depreciation and leasehold amortization	(706,847)	(645,034)

	$1,046,463	608,840

Depreciation and leasehold amortization expense charged to office building and equipment expense in 2006 and 2005 totaled approximately $113,401 and $60,125, respectively.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

(7)	Deposits

Deposits are summarized as follows:

	June 30, 2006		June 30, 2005
	Amount	Percent	Amount	Percent
Demand, NOW, and money market accounts, including non–interest bearing deposits of $513,960 and $396,932 at June 30, 2006 and 2005 respectively	$15,503,642	18.87%	17,011,465	20.81%
Passbook savings	3,563,648	4.33%	4,875,818	5.97%

	19,067,290	23.20%	21,887,283	26.78%

Certificates of deposit:
0.01 – 2.00% interest rate	3,997,517	4.87%	6,945,662	8.50%
2.01 – 4.00% interest rate	30,574,873	37.21%	47,369,228	57.95%
4.01 – 6.00% interest rate	28,529,993	34.72%	5,534,344	6.77%

	63,102,383	76.80%	59,849,234	73.22%

	$82,169,673	100.00%	81,736,517	100.00%

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $17,964,976 and $14,095,187 at June 30, 2006 and 2005, respectively.

At June 30, 2006, the scheduled maturities of time deposits are as follows:

2007	$34,936,634
2008	11,694,622
2009	7,775,289
2010	5,217,848
2011	3,452,294
Thereafter	25,696

Total	$63,102,383

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

Interest expense on deposits consisted of the following:

	Years ended June 30
	2006	2005
Passbook savings	$22,445	30,864
NOW and money market accounts	236,300	216,527
Certificates of deposit	2,117,995	1,689,764

	$2,376,740	1,937,155

(8)	Income Taxes

The provision for income taxes for the periods indicated is summarized as follows:

	Years ended June 30
	2006	2005
Current provision:
Federal	$64,766	336,040
State	10,368	41,765

	75,134	377,805

Deferred provision	67,234	15,888

	$142,368	393,693

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes were as follows:

	Years ended June 30
	2006	2005
Pretax income at statutory rates	$128,395	354,718
Add:
State income tax, net of federal tax benefit	10,184	30,639
Other, net	3,789	8,336

	$142,368	393,693

Effective tax rate	38%	38%

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

The components of the net deferred tax asset or liability at June 30, 2006 and 2005 were as follows:

	June 30
	2006	2005
Accumulated amortization of intangibles	$24,566	33,260
Allowance for loan losses, net	25,617	23,967
Accruals for employee benefit plans	117,030	138,279
Unrealized net loss on securities available for sale	816,872	157,522
Fixed Assets	1,809	16,748

Deferred tax asset	985,894	369,776

Federal Home Loan Bank stock dividend	(19,577)	(20,152)
Accretion of discount on securities	(245,936)	(235,019)
Deferred loan fees and costs, net	(168,703)	(155,043)

Deferred tax liability	(434,216)	(410,214)

Net deferred tax asset/(liability)	$551,678	(40,438)

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

(9)	Federal Home Loan Bank Advances

Federal Home Loan Bank advances at June 30, 2006 consisted of the following:

5.20% note payable, due September 20, 2006	$2,000,000
3.22% note payable, due December 4, 2006	1,000,000
4.08% note payable, due October 17, 2007	577,107
4.16% note payable, due October 17, 2007	672,893
5.72% note payable, due March 19, 2008	1,000,000

$5,250,000

The Federal Home Loan Bank notes are payable to the Federal Home Loan Bank of Atlanta and are secured by the Federal Home Loan Bank stock owned by the Bank with a carrying value of $494,400, as well as a pledge of certain securities with a carrying value of $10,375,720 at June 30, 2006. Interest rates on the notes are fixed and interest is payable monthly. Principal on the notes is payable at maturity or in semiannual principal reductions until maturity.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

Scheduled principal payments required for Federal Home Loan Bank advances are as follows:

2007	3,833,333
2008	1,416,667

$5,250,000

(10)	Commitments and Contingencies

(a)	Leases

The Company had operating lease agreements for one of its branch offices, which expired in October 2005. Rental expense under these leases aggregated $2,814 for fiscal year 2006 and $7,364 for fiscal year 2005. The Company had no rental commitments or leases at June 30, 2006.

(b)	Off–Balance–Sheet Items

The Company’s policies as to collateral and assumption of credit risk for off–balance sheet items are essentially the same as those for extension of credit to its customers. Generally, the off–balance sheet exposures the Bank has are its commitments to fund unused lines of credit. At June 30, 2006, the Company had $310,000 in outstanding commitments to originate residential real estate loans. Additionally, at June 30, 2006, the Bank had provided approximately $1,833,821 in unused lines of credit.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table which follows) of Total and Tier 1

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

capital (as defined in the regulations) to risk–weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2006 and 2005, that the Bank met all capital adequacy requirements to which it is subject.

As of June 30, 2006 the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk–based, Tier 1 risk–based, and Tier 1 leverage ratios as set forth in the tables which follow.

Actual capital amounts and ratios are presented in the table below for the Company and the Bank:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
June 30,2006:
Total capital (to risk weighted assets):
Consolidated	$16,429	40.0%	$3,283	8.0%	$	N/A	N/A
Southern Bank Company	14,401	35.1%	3,283	8.0%		4,103	10.0%
Tier 1 (core) capital (to risk weighted assets):
Consolidated	16,290	39.7%	1,641	4.0%		N/A	N/A
Southern Bank Company	14,262	34.8%	1,641	4.0%		2,462	6.0%
Tier 1 (core) capital (to adjusted total assets):
Consolidated	16,290	15.6%	4,189	4.0%		N/A	N/A
Southern Bank Company	14,262	13.6%	4,189	4.0%		5,239	5.0%
Tangible capital (to adjusted total assets):
Consolidated	16,290	15.6%	1,571	1.5%		N/A	N/A
Southern Bank Company	14,262	13.6%	1,571	1.5%		N/A	N/A

June 30,2005:
Total capital (to risk weighted assets):
Consolidated	$17,054	46.3%	$2,945	8.0%	$	N/A	N/A
Southern Bank Company	15,877	43.1%	2,945	8.0%		3,681	10.0%
Tier 1 (core) capital (to risk weighted assets):
Consolidated	16,918	46.0%	1,472	4.0%		N/A	N/A
Southern Bank Company	15,741	42.8%	1,472	4.0%		2,208	6.0%
Tier 1 (core) capital (to adjusted total assets):
Consolidated	16,918	16.0%	4,241	4.0%		N/A	N/A
Southern Bank Company	15,741	14.8%	4,241	4.0%		5,302	5.0%
Tangible capital (to adjusted total assets):
Consolidated	16,918	16.0%	1,590	1.5%		N/A	N/A
Southern Bank Company	15,741	14.8%	1,590	1.5%		N/A	N/A

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

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

The Company’s principal source of funds for dividend payments is dividends from the Bank. Certain restrictions exist regarding the ability of the Bank to pay dividends to the Company. At July 1, 2006, dividend payments by the Bank were subject to regulatory approval. The Company’s ability to pay dividends will be largely dependent upon dividends to the Company from the Bank. Pursuant to the OTS regulations, the Bank will not be permitted to pay dividends on its capital stock or repurchase shares of its stock if its stockholders’ equity would be reduced below the amount required for the liquidation account or if stockholders’ equity would be reduced below the amount required by the OTS.

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

In the determination of comprehensive income, certain reclassification adjustments are made to avoid double–counting items that are displayed as part of the net income and accumulated other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects for the two years ended June 30:

	2006
	Before tax amount	Tax effect	After tax amount
Unrealized losses arising during the year	$(1,704,452)	641,893	(1,062,559)
Reclassification for adjustments for gains included in net earnings	(60,009)	22,599	(37,410)

Net change in unrealized losses on securities	$(1,764,461)	664,492	(1,099,969)

	2005
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the year	$166,526	(57,700)	108,826
Reclassification for adjustments for gains included in net earnings	(358,231)	135,053	(223,178)

Net change in unrealized losses on securities	$(191,705)	77,353	(114,352)

(12)	Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended June 30, 2006 and 2005. Common stock outstanding consists of issued shares less treasury stock, unallocated Employee Stock Ownership Plan (ESOP) shares

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

(see Note 13), and shares held in trust. Diluted earnings per share for the years ended June 30, 2006 and 2005 was computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the Stock Option Plan, based on the treasury stock method, using an average fair market value of the stock during the respective periods.

The following table represents the earnings per share calculations for the years ended June 30, 2006 and 2005:

	Income	Shares	Per share amount
2006:
Basic earnings per share	$235,265	796,289	$0.30
Dilutive securities:
Incentive stock option plan shares	—	12,129

Dilutive earnings per share	$235,265	808,418	0.29

2005:
Basic earnings per share	$649,596	836,034	$0.78
Dilutive securities:
Incentive stock option plan shares	—	18,319

Dilutive earnings per share	$649,596	854,353	0.76

(13)	Employee Retirement and Savings Plans

(a)	Employee Stock Ownership Plan

In connection with the Conversion, the Bank established an ESOP for eligible employees. The ESOP purchased 116,380 shares of the Company’s common stock with the proceeds of a $1,163,800 note payable to the Bank and secured by the common stock owned by the ESOP. Principal payments under the note were due in equal annual installments through December 2005; interest was payable annually at a variable rate which was adjusted each January 1.

Expense related to the ESOP was approximately $0 and $124,000 for 2006 and 2005. There was no unearned compensation related to the ESOP for the fiscal years ended June 30, 2006 and 2005.

The difference between the fair value of shares committed to be released and the cost of those shares to the ESOP (i.e. unearned compensation) was charged/credited to additional paid–in capital in accordance with AICPA Statement of Position 93–6, Employers’ Accounting for Employee Stock Ownership Plans. Unearned compensation was amortized into compensation expense based on employee services rendered in relation to shares which were committed to be released based on the fair value of shares.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

(b)	Simplified Employee Pension Plan

The Company established a Simplified Employee Pension Plan (SEP) for all employees who have completed one year of service, pursuant to Section 408(k) of the Internal Revenue Code of 1986. The Company can make a discretionary contribution to the SEP each year. The cost to the Company under the SEP was $112,568 and $49,208 for fiscal years 2006 and 2005, respectively.

(c)	Employment Agreements

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

Under the Option Plan, the Company may grant options up to 145,745 shares and has granted options outstanding of 11,491 shares through June 30, 2006. Under the Option Plan, the options vest 20% per year and become exercisable upon the participant’s completion of five years of service.

The Company purchased shares in the open market to be issued upon exercise of stock options. Such shares are reflected at cost as shares held in trust in the accompanying consolidated statements of financial condition. During fiscal year 2006 and 2005, the Company purchased 0 and 49,073 shares, respectively to be used for the exercise of options.

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

A summary of the status of the Company’s Option Plan at June 30, 2006 and 2005 and the changes during the years then ended is as follows:

	2006		2005
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year:	46,980	$12.35	81,496	$12.09
Forfeitures	(13,902)	—	—	—
Exercised	(21,587)	11.69	(34,516)	11.74
Granted	—	—	—	—

Outstanding at end of year	11,491	$14.38	46,980	$12.35

Exercisable at end of year	11,491	$14.38	46,980	$12.35

Weighted average fair value of the options granted	N/A		N/A

(15)	Fair Value of Financial Instruments

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

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

This table summarizes the Company’s carrying amount and fair value of financial instruments:

	2006		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in thousands)		(in thousands)
Assets:
Cash on hand and in banks	$5,731	5,731	4,107	4,107
Securities – available for sale	57,623	57,623	59,403	59,403
Securities – held to maturity	2,580	2,616	3,660	3,789
Federal Home Loan Bank stock	494	494	509	509
Loans held for sale	63	63	—	—
Loans receivable, net	33,710	29,233	35,531	38,144
Accrued interest and dividends receivable	509	509	441	441

Liabilities:
Deposits	82,170	81,528	81,737	81,403
Federal Home Loan Bank advances	5,250	5,022	6,083	6,159
Accrued interest payable	35	35	36	36

The following methods and assumptions were used by the Company in estimating the fair values provided above:

(a)	Cash and Cash Equivalents

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

June 30, 2006 and 2005

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

June 30, 2006 and 2005

(16)	Parent Company Financial Statements

Separate condensed financial statements of The Southern Banc Company, Inc. (the Parent Company) as of and for the years ended June 30, 2006 and 2005 are presented below:

Statements of Financial Condition

June 30, 2006 and 2005

(Dollar amounts in thousands)

	2006	2005
Assets:
Cash and cash equivalents	$547	429
Investment in subsidiary	15,808	16,212
ESOP loan receivable	—	20
Other assets	100	74

Total assets	$16,455	16,735

Liabilities:
Other liabilities	$16	32

Stockholders’ equity:
Preferred stock	—	—
Common stock	15	15
Additional paid–in capital	13,998	13,997
Retained earnings	11,653	11,697
Unearned compensation	—	—
Shares held in trust	(451)	(868)
Treasury stock	(8,776)	(7,923)
Accumulated other comprehensive loss	—	(215)

Total stockholders’ equity	16,439	16,703

Total liabilities and stockholders’ equity	$16,455	16,735

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

Statements of Income

Years ended June 30, 2006 and 2005

(Dollar amounts in thousands)

	2006	2005
Income:
Interest	$5	8

	5	8
Expense	(76)	(77)

Loss before income taxes and equity in undistributed income of subsidiaries	(71)	(69)
Benefit for income taxes	27	27

Loss before equity in undistributed income of subsidiaries	(44)	(42)
Equity in undistributed current year income of subsidiaries	279	692

Net income	$235	650

(Continued)

THE SOUTHERN BANC COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

Statements of Cash Flows

Years ended June 30, 2006 and 2005

(Dollar amounts in thousands)

	2006	2005
Cash flows from operating activities:
Net income	$235	650
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed current years earnings of subsidiaries	(279)	(692)
Increase in other assets	(26)	(66)
(Decrease) increase in other liabilities	(16)	10
Other operating activities, net	47	—

Net cash used in operating activities	(39)	(98)

Cash flows from financing activities:
Payments received on ESOP loan	20	112
Purchase of treasury stock	(852)	(576)
Dividends received from subsidiary	1,000	1,000
Cash dividends paid to shareholders	(279)	(294)
Purchase of shares to fund option trust	—	(864)
Proceeds from stock options exercised	268	405

Net cash provided by (used in) financing activities	157	(217)

Increase (decrease) in cash and cash equivalents	118	(315)
Cash and cash equivalents, beginning of year	429	744

Cash and cash equivalents, end of year	$547	429

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

Robb Turner

Assistant Vice President of the Bank

Main Office:

221 S. 6th Street

Gadsden, Alabama

Branch Offices:

625 East Main Street

Albertville, Alabama

2204 Henry Street

Guntersville, Alabama

390 W. Main Street

Centre, Alabama

Independent Registered Public Accountants:

Barfield Murphy Shank & Smith PC

Birmingham, Alabama

General Counsel:

Inzer, Haney & McWhorter, P.A.

Gadsden, Alabama

Securities and Regulatory Counsel:

Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.

Washington, D.C.

Annual Stockholders Meeting:

November 8, 2006 - 5:00 p.m.

The Southern Bank Company

221 S. 6th Street

Gadsden, Alabama

Record Date – September 15, 2006

A copy of the Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 as filed with the SEC will be furnished to stockholders as of the Record Date upon written request to the Secretary of the Company, 221 South 6th Street, Gadsden, AL 35901.